2013 Scotiabank Annual Report Canada’s Most International Bank Focusing on our customers every day to “help them become financially better off.” Scotiabank serves more than 21 million customers in over 55 countries. INTERNATIONAL BANKING CANADIAN BANKING GLOBAL BANKING & MARKETS GLOBAL WEALTH & INSURANCE

Financial highlights

As at and for the fiscal years ended October 31

	2013	2012	2011
Operating results ($ millions)
Net income	6,697	6,466	5,330
Operating performance
Diluted earnings per share ($)	5.15	5.22	4.53
Return on equity (%)(1)	16.4	19.7	20.3
Productivity ratio (%) (TEB(1))	53.5	52.0	53.9
Balance sheet information ($ millions)
Total assets	743,788	668,044	594,423
Capital measures(2)
Common Equity Tier 1 ratio (%)	9.1	n/a	n/a
Tangible common equity to risk-weighted assets(1) (%)	11.1	11.3	9.6
Common share information
Annual shareholder return (%)	21.7	7.6	(0.4)
10-year compound annual return (%)	10.9	13.0	13.1
Market capitalization ($ millions) (TSX)	76,612	64,252	57,204
Dividends per share ($)	2.39	2.19	2.05
Dividend yield (%)(3)	4.1	4.2	3.7
Book value per common share ($)	33.57	29.76	24.20
Price to earnings multiple	12.2	10.2	11.3

(1)	Non-GAAP measures. Refer to non-GAAP measures on page 17.
(2)	Effective November 1, 2012, regulatory capital ratios are determined in accordance with Basel III on an all-in basis. (Refer to page 38).
(3)	Based on the average of the high and low common share price for the year.

Contents

2	Message from Deputy Chairman Rick Waugh
5	Message from President and Chief Executive Officer Brian Porter

Annual Report Online

Go online for a more detailed breakdown of this report, including video messages and customer stories.

media.scotiabank.com/AR/2013/en

Alternative formats

For information on how to obtain the annual report in alternative formats, please go to

http://www.scotiabank.com/ca/en/0,,379,00.html

8	Executive Management Team
10	Message from Chairman of the Board John T. Mayberry
11	Board of Directors
12	Message from Chief Financial Officer Sean McGuckin and MD&A at a Glance
15	Management’s Discussion and Analysis
111	Consolidated Financial Statements Corporate Social Responsibility (see inside back cover)

Front cover and page 1 Global Banking & Markets photos by Renato Stockler das Neves Filho / Agência Vale.

Scotiabank 2013 results

Total net income
$6,697 million

Performance vs objectives
Return on equity
16.4%	Objective: 15-18%

Earnings per share growth (diluted)
10.2% (1)	Objective: 5-10%(2)

Common Equity Tier 1 ratio
9.1%	Objective: maintain
strong capital ratios
Productivity ratio
53.5%	Objective: less than 56%

(1)	Adjusting for non-recurring items in International Banking in the third quarter of 2013 (7 cents) and the real estate gains in 2012 (61 cents).
(2)	Excluding $708 million or 61 cents per share relating to real estate gains in 2012.

For more information about Scotiabank’s 2013 financial performance, please see Chief Financial Officer Sean McGuckin’s message to shareholders on page 12. For the full financial highlights, see page 18.

Business Line Overview

(1) % of 2013 net income attributable to equity holders, excluding other.

(2) 2013 ($ millions) net income attributable to equity holders.

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to personal and business customers across Canada. Scotiabank also provides an alternative self-directed banking solution through ING DIRECT.

International Banking provides a full range of financial products, solutions and advice to retail and commercial customers in select regions outside of Canada, supplemented by additional products and services offered by Global Banking & Markets and Global Wealth & Insurance to meet customers’ needs.

Global Wealth & Insurance (GWI) combines the Bank’s wealth management and insurance operations in Canada and internationally. GWI is diversified across geographies and product lines.	Global Banking & Markets, Scotiabank’s wholesale banking and capital markets arm, offers a wide variety of products and services to corporate, government and institutional investor clients globally.

  The relationship with Scotiabank has been great. They are working with us on the next step of our global growth plan and, with their presence internationally, they’ve been very helpful in connecting us with the appropriate people.”

         Ken Reucassel, President & CEO

         The International Group Inc.,

         Toronto, Ontario

  Scotiabank’s geographic footprint, regulatory knowledge and expertise across a broad range of products, including cash and funding management and foreign exchange solutions, have been invaluable to us as a global company operating in 80 countries.”

          Pingzhen Chai, CFO

          Jamaica North South Highway Co. Ltd.

          Affiliate of China Harbour

          Engineering Co. Ltd.

  Scotiabank offered advice and proved to us they were up to the demands and needs of a start-up company. Our Scotiabank team has been proactive, making our experience very positive. We look forward to growing from a small business to a very large company with Scotiabank.”

          Jane (Jantzi) Klugman, CEO

          JNK Solutions/Shaidee,

          Waterloo, Ontario

  We have had a long relationship with Scotiabank that has required their expertise across a number of business areas. Their extensive experience in the mining sector allowed them to run a competitive auction for the sale of a gold stream from our Canadian and Brazilian operations, resulting in a highly successful transaction.”

          Luciano Siani, CFO

          Vale S.A., Rio de Janeiro, Brazil

Q1 Acquired ING DIRECT, Completed the 2013 Canada’s eighth- acquisition of Crédito largest bank, with Familiar in Mexico, Year at $30 billion in deposits a 243-branch and proven success in operation focused on a Glance serving 1.8 million the Consumer and customers. Micro Finance segment. continued on page 2 Scotiabank Annual Report 2013 1 2013 Year at a Glance
CANADIAN BANKING INTERNATIONAL BANKING GLOBAL WEALTH & INSURANCE GLOBAL BANKING & MARKETS % of Scotiabank’s 34% 26% 18% 22% total net income1 2500 2500 2500 2500 2000 2000 2000 2000 1500 Net income2 1500 Net income2 1500 Net income2 1500 Net income2 1000 1000 1000 1000 500 $ 500 $ 500 $ 500 $ 0 2,304 1,749 1,272 1,482 2011 2012 2013 0 2011 2012 2013 2011 2012 2013 2011 2012 2013

Scotiabank Annual Report 2013    1

Message from Deputy Chairman Rick Waugh

We have delivered strong and consistent long-term shareholder returns, despite the financial crisis, recession and prolonged slow economic growth.”
Dear Fellow Shareholders,

Rick Waugh, O.C. Deputy Chairman

In 2013, Scotiabank earned $6.7 billion – a record result once again. We continued to deliver exceptional shareholder return in 2013, including two dividend increases.

Our 2013 results reflect the ongoing success of our strategy of diversification, which sets us apart from our Canadian competitors and has provided stability through the past several years of economic turmoil. They also reflect our management team’s ability to execute.

International Banking

We continued to grow our International Banking business, benefiting from growing contributions from Banco Colpatria in Colombia – one of the largest international acquisitions – as well as our investment in Thanachart Bank in Thailand. We bolstered our presence in high potential businesses in key markets, including our acquisition of Crédito Familiar in Mexico to build on our growing strength in the Consumer and Micro Finance segments.

Canadian Banking

Our international presence is anchored by our strong and growing Canadian home base, bringing us in line with our target of balanced earnings between Canada and international markets. We enjoy the benefits of Canada’s sound economy and strong governance, which contribute to this being the safest, most admired and most profitable banking system in the world.

Canadian Banking performed very well in 2013, with record net income fueled by good asset growth across a wide range of businesses and a very strong contribution from our acquisition of ING DIRECT, soon to be rebranded Tangerine. We continued our focus on payments, deposits and investments, leveraging our strong partnerships including SCENE and American Express, while continuing to enhance the customer experience across all delivery channels.

Year at a Glance Q1 continued Completed the 51% ScotiaFunds launched Scotiabank acted as acquisition of six new mutual Joint Lead Arranger, Colfondos AFP, funds and Scotia Joint Bookrunner & Colombia’s fourth- Private Client Group Documentation largest pension fund introduced a new real Agent on a US$5 company. estate income pool. billion Senior Secured Credit Facility for Plains Exploration & Production Company’s acquisition of certain Gulf of Mexico assets from BP PLC. 2 2013 Scotiabank Annual Report

2    2013 Scotiabank Annual Report

Scotiabank’s values	Integrity We interact with others ethically and honourably. Respect We empathize and fully consider the diverse needs of others. Commitment We are committed to helping customers succeed. Insight We use a high level of knowledge to proactively respond with the right solutions. Spirit We enrich our work environment with teamwork, contagious enthusiasm and a “can-do” attitude.

Global Wealth & Insurance

Global Wealth & Insurance, which was renamed in the fourth quarter to reflect the growing importance of our insurance business, is progressing well. We achieved strong sales domestically and internationally, including record mutual fund sales. Internationally, we have grown and expanded from our acquisitions this year of Colfondos AFP in Colombia, and AFP Horizonte in Peru, the country’s third-largest pension fund manager. We are also excited about the potential ahead for our recently announced fund management joint venture with the Bank of Beijing.

Global Banking & Markets

Global Banking & Markets achieved consistently solid results throughout the year, enjoying its second-best year ever despite continued economic challenges. The long-term market volatility we have seen underscores the strength of Scotiabank’s traditional banking model, which is roughly

70% personal and commercial operations, supplemented by a strong wholesale business with global reach and diversification across key industries. We remain one of the most respected and sought out counterparties in the world, which is critically important in today’s global trading environment.

Long-term strength and stability

Over the last decade, Scotiabank has more than doubled our revenue, net income, customer base and number of employees. We have delivered strong and consistent long-term shareholder returns, despite the financial crisis, recession and prolonged slow economic growth.

The challenges of the past several years have taught us some very important lessons, but they have not fundamentally changed who we are. In fact, they have reaffirmed that the things which have made Scotiabank a strong and stable bank for more than 180 years are more important today than ever.

Year at a Glance Q2 Completed the Scotiabank and Bank Launched the acquisition of 50% of Beijing received Scotiabank of BBVA’s pension regulatory approval to Momentum for fund management operate a fund Business VISA card business, AFP management joint that offers Scotiabank Horizonte, Peru’s venture, named Bank Small Business third-largest pension of Beijing Scotiabank customers market-fund manager, which will be integrated into Asset Management Co., Ltd. leading features. Profuturo AFP. Scotiabank Annual Report 2013 3

Scotiabank Annual Report 2013    3

Message from Deputy Chairman Rick Waugh

We have never lost sight of who we are or the important role we play in our customers’ lives.”

We have seen that a rigorous focus on the fundamentals of risk management is critical for the success of any financial institution. Those who get it right succeed and those who do not, falter or fail. Risk management has always been a fundamental strength of Scotiabank and, long before many others, we established a deeply embedded risk culture that stresses accountability and includes the full involvement of the CEO, senior executive team and the Board of Directors. The tone has to come from the top, but the culture must be embedded throughout the organization, and this is our strength.

A strong culture begins with a foundation of good values. Decisions are rarely black or white, they are what I call “in the grey”. When there is no clear answer, we rely on our values to guide us to the right decisions. It is incumbent upon every leader in our organization to model the right values and to lead by example. This is an important component of our enterprise-wide focus on leadership, to ensure the right behaviour continues for decades to come.

Scotiabank also has a responsibility to lead by example. We are a leader in the marketplace and a major employer with emphasis on long-term, sustainable careers. We have a significant impact on the community through payment of taxes and contributions to not-for-profit institutions and charities. Our stakeholders hold Scotiabank to a very high standard – the same standard to which we must hold ourselves.

One of our primary responsibilities is to be a safe and secure institution where customers’ deposits are protected and payments can be made with absolute confidence. It is important that we behave with integrity and respect at all times, and that we balance our risks to produce sustainable profitability.

We have never lost sight of who we are or the important role we play in our customers’ lives, the economies of the countries we serve, and in our local communities. That sense of responsibility to ensure the trust of our customers is ingrained in our culture. Our employees live it every day in their interactions with customers, and in the extraordinary contributions they make to their communities through our Bright Future program.

A future of opportunity

I have every confidence that Scotiabank’s unique culture will remain intact, and that it will evolve and strengthen over time to meet the challenges in the years ahead.

Our Bank is in good hands under the leadership of our new CEO, Brian Porter. Brian has a deep understanding of banking with more than 30 years of experience across a broad range of Scotiabank’s businesses. He is supported by a great team of experienced Scotiabankers, and I believe that our Bank is exceptionally well positioned for the future.

Scotiabankers are a remarkable team, and I would like to thank each and every one of our employees for their passion and dedication to Scotiabank, and for the support they have shown me throughout my career and particularly in the past 10 years. It has been an honour to serve as your President and CEO.

Finally, I would like to thank our shareholders for the confidence and trust you have shown in us.

Year at a Glance Q2 continued Q3 Scotiabank launched Recognized by the Scotiabank played a Premium Banking in Great Places to Work® number of key roles, Chile, Peru, Barbados, Institute as Best including Financial Trinidad and Jamaica, Workplaces in the Advisor, in Empire offering dedicated Caribbean and Central Company Limited’s sales and service America, Canada, $5.8 billion officers and other Chile, Costa Rica, acquisition of Canada banking privileges. Dominican Republic, El Salvador, Latin America Safeway Limited, one of the largest M&A (for Multinationals), Mexico, Panama, Peru deals in 2013. and Puerto Rico. 4 2013 Scotiabank Annual Report

4    2013 Scotiabank Annual Report

Message from President and Chief Executive Officer Brian Porter

We will continue to do the things that we do well: focus on our customers and build our businesses, both organically and by selective acquisitions.”
Dear Fellow Shareholders,

Brian Porter President and Chief Executive Officer

It is truly an honour and a privilege to have been chosen to lead Scotiabank as we enter our 182nd year. I have every confidence that we will continue to deliver strong results for all of our stakeholders going forward.

Strong 2013 results

2013 was another strong year for the Bank, with record earnings of $6.7 billion. We achieved these results in typical Scotiabank fashion: through well-balanced and well-diversified contributions from each of our four business lines across a unique geographic footprint. We are also proud of our 16.4% return on equity, which was within our performance objective of 15-18%, and is an important measure of our effective use and deployment of shareholders’ capital.

Our strategy

Within Scotiabank, when we talk about our strategy, we start by talking about the big picture. We want to make sure that we have a sound mix of good growth opportunities, high-quality earnings, strong customer relationships, and a prudent risk appetite that underpins all of our activities. With these elements in place, we are confident that we have the big picture right, and that we can deliver the consistent and predictable results that are expected by our shareholders.

Over the past years, we have carefully built a platform and business model that differentiates us from both our Canadian and international competitors. We have a strong and growing foundation in Canada, and we also have significant operations in select international markets that enhance the Bank’s growth potential and diversification. Currently, our earnings between Canada and international markets are equally balanced.

In addition, we purposely built our businesses so that we have well-diversified exposure to different geographies and customer segments. We have a decided emphasis within our strategy on the more predictable business of

Scotiabank iTRADE Scotiabank was Launched mobile launched a new recognized as the banking in Mexico, trading app for iPad, 2013 Best Overall giving customers the providing clients with Trade Bank in Central ability to manage their another option to America and the accounts, obtain access their Scotia Caribbean by Trade account balances and iTRADE investment Finance magazine for view recent portfolio in a convenient and efficient way. the fourth time in five years. transactions using a mobile device. Scotiabank Annual Report 2013 5

Scotiabank Annual Report 2013    5

Message from President and Chief Executive Officer Brian Porter

Medium-term financial objectives

—  Return on equity of 15-18%

— Earnings per share of 5-10%*

— Achieve positive operating

   leverage

— Maintain strong capital ratios

*   Excluding non-recurring items in International Banking in the third quarter of 2013 (7 cents per share).

personal and commercial operations, which we target to generate approximately 70% of our earnings. We look for our wholesale businesses to contribute the remaining 30% and we have carefully evolved these businesses to generate higher quality and consistent earnings.

A look ahead

More balanced and consistent economic growth is returning around the globe, albeit at more moderate levels than before the financial crisis. Our business model is designed to benefit from this trend, as we have meaningful exposure to the faster-growing regions of Latin America and Asia. And within Canada, we are encouraged to see the near-term target of balanced budgets at the federal level, although we remain watchful of high levels of consumer indebtedness. Overall, we are confident in the macro-growth prospects for our businesses.

Scotiabank has a long history of executing well against our strategies. We will continue to do the things that we do well: focus on our customers, build our businesses – both organically and by selective acquisitions – and leverage our diverse and experienced senior leadership team. Currently, our executive management team members have an average tenure of 24 years at Scotiabank. The valuable experience and sound judgment that this executive team brings will continue to be important drivers of our business going forward.

Our footprint and business model were significantly shaped over the past five years with many acquisitions. We continue to see opportunities to fully integrate these recently acquired businesses, and to further leverage them within Scotiabank’s business model.

One example is our acquisition of a controlling stake in Banco Colpatria in Colombia. At a Board of Directors meeting that we held in Bogota, Colombia, your Directors were impressed – first hand – by the operations of Banco Colpatria, the high growth potential of the Colombian market, and some of Banco Colpatria’s particular strengths that could be more fully leveraged across Scotiabank. We periodically hold Board of Directors meetings outside of Canada so that your Directors can gain a better appreciation for the scope and potential of our international operations.

A second good example is ING DIRECT – soon to be rebranded Tangerine – which has solidified our position as having the third-largest deposit base in Canada. It has developed a unique value proposition for its customers, and has produced strong and profitable growth. We believe there may be longer-term potential for us to leverage a similar model in some of our international locations over time.

Year at a Glance Q3 continued Q4 Scotiabank signed a Scotiabank expanded Scotiabank’s mutual new five-year contract its ABM network fund suite was for its exclusive into select recognized by sponsorship of Kiddy Couche-Tard Standard & Poor’s Cricket, which allows convenience stores (S&P) as one of the youth in the Caribbean across Quebec, best in Mexico. This to build their skills boosting the Bank’s ranking, published in with access to coaching and equipment. ABM network in Quebec from 157 to 444. the leading business magazine Expansión, awarded the maximum five stars to five Scotiabank mutual funds.

6    2013 Scotiabank Annual Report

I am personally committed to ensuring that ethical leadership continues to be embedded in our culture across our organization.”

How we will do business

The success of any organization requires more than just a sound business strategy. I am personally committed to ensuring that ethical leadership continues to be embedded in our culture across our organization. Scotiabank’s culture is a key ingredient to our success. It has roots in the fundamental values we’ve held since our founding – things like putting customers first and always acting with respect and integrity. It also encompasses our traditional strengths, including a strong balance sheet, prudent risk management and a continuing focus on cost control.

Scotiabank is committed to corporate social responsibility and to integrating sound environmental, social and governance practices into our day-to-day business activities. We have a responsibility to give back to the community in ways that matter to our customers and employees. Our Bright Future global philanthropic and employee volunteer program aims to have a direct and meaningful impact on people at a grassroots level. Since its inception a few years ago, Bright Future has come to define our community commitment – one that is overwhelmingly fueled by the passion of our employees around the world.

Before closing, I want to pay tribute to Rick Waugh for his tremendous efforts and contributions over his exceptional 43-year career. On behalf of all of our stakeholders, I also want to thank him for his leadership as President and CEO over the past 10 years. By any measure, Rick’s accomplishments as CEO were remarkable.

And lastly, I want to thank our great team of Scotiabankers – some 83,000 strong around the world. Their continuing commitment and hard work are the cornerstones of our success. We have a great team, a great strategy and a unique and compelling platform as Canada’s most international bank.

We look forward to continuing to deliver strong, consistent and predictable results for our shareholders.

For the second year in a row, Scotiabank was named Bank of the Year Canada by The Banker magazine. We also won this honour in British Virgin Islands, Guyana, Jamaica and Trinidad & Tobago.
As part of Scotiabank Bright Future, the Bank donated US$75,000 to Fundación Plan, a non-government agency dedicated to the wellness and development of children living in vulnerable areas of Colombia, and US$20,000 to the University of the Andes, Colombia, for scholarships.
Underwrote EnQuest PLC’s US$1.2 billion corporate debt facility, the largest underwritten bank deal in the 40-year history of U.K. North Sea energy finance and acted as bookrunner for its European syndication.

Scotiabank Annual Report 2013    7

Executive Management Team*

The valuable experience and sound judgment that this executive team brings will continue to be important drivers of our business going forward.” Brian Porter President and Chief Executive Officer

Brian J. Porter

President and

Chief Executive Officer

Brian became President of Scotiabank on November 1, 2012, and assumed the role of Chief Executive Officer on November 1, 2013.

Brian has served in the Bank’s Global Banking & Markets, Global Risk Management, Group Treasury, and International Banking areas since joining the Bank more than 30 years ago.

Rick Waugh, O.C.

Deputy Chairman

Rick led Scotiabank as Chief Executive Officer for the past 10 years, until November 1, 2013. During this time, he guided the Bank through a period of strong performance and consistent growth, overseeing its evolution into a truly multinational financial institution.

Rick has served in the Bank’s treasury, corporate, international and retail banking areas since joining Scotiabank 43 years ago as a branch employee. He will retire from the Bank and the Board of Directors on January 31, 2014.

Sarabjit (Sabi) S. Marwah

Vice Chairman and

Chief Operating Officer

Sabi is responsible for the Bank’s corporate financial and administrative functions, and is actively involved in developing the Bank’s strategic plans and priorities.

Since joining Scotiabank as a financial analyst 34 years ago, Sabi has held progressively more senior roles within the Bank.

GROUP HEADS

1 J. Michael Durland

Group Head and Co-Chief Executive Officer Global Banking & Markets

Mike shares primary responsibility for the overall management of Global Banking & Markets’ operations worldwide, with specific responsibility for the Global Capital Markets business.

2 Christopher J. Hodgson

Group Head

Global Wealth & Insurance

Chris oversees all aspects of global wealth management, insurance and Global Transaction Banking.

3 Dieter W. Jentsch

Group Head

International Banking

Dieter oversees all of the Bank’s personal, small business and commercial banking operations outside Canada.

4 Stephen D. McDonald

Group Head and Co-Chief Executive Officer Global Banking & Markets

Steve shares primary responsibility for the overall management of Scotiabank’s wholesale banking operations worldwide. He is also responsible for global corporate and investment banking activities.

5 Anatol von Hahn

Group Head

Canadian Banking

Anatol is responsible for all retail, small business and commercial banking operations in Canada.

* as of December 6, 2013

8    2013 Scotiabank Annual Report

BUSINESS LINES AND

CORPORATE FUNCTIONS

1 Deborah M. Alexander

Executive Vice President

General Counsel and Secretary

Deborah is responsible for managing the Bank’s legal affairs worldwide, overseeing compliance and acting as Corporate Secretary.

2 Alberta G. Cefis

Executive Vice President & Head

Global Transaction Banking

Alberta is responsible for the Gobal Transaction Banking business, which provides cash management, payments, business deposits, electronic banking, trade finance and correspondent banking solutions to business and financial institution clients worldwide.

3 Terry Fryett

Executive Vice President

and Chief Credit Officer

Terry oversees the global management of credit risk for the Bank, including chairing the key credit committees for Canadian Banking, International Banking and Global Banking & Markets.

4 Sue Graham Parker

Executive Vice President

Human Resources and Corporate

Communications

Sue is responsible for the execution of all human resources programs globally at Scotiabank, as well as corporate communications.

5 Wendy Hannam

Executive Vice President

Latin America

Wendy is responsible for maximizing growth opportunities in our Latin American operations, as well as the Consumer and Micro Finance business in International Banking.

6 Stephen P. Hart

Chief Risk Officer

Stephen oversees enterprise-wide risk management at Scotiabank, including credit, market and operational risk.

7 Marianne Hasold-Schilter

Executive Vice President and

Chief Administrative Officer

International Banking

Marianne is responsible for operations, integrations, and joint oversight of systems for International Banking, as well as products and marketing.

8 Jeffrey C. Heath

Executive Vice President

and Group Treasurer

Jeff is responsible for managing Scotiabank’s global treasury and investment operations, including medium-term and capital funding, asset/liability management, and public and private investment portfolios.

9 Robin S. Hibberd

Executive Vice President

Retail Products and Services,

Canadian Banking

Robin is responsible for the Bank’s Canadian retail asset, deposit and payments businesses, as well as automotive finance and the enterprise data warehouse and analytics.

10 Barbara Mason

Chief Human Resources Officer

Barb is responsible for all global human resources, marketing and communications across Scotiabank.

11 Sean D. McGuckin

Executive Vice President

and Chief Financial Officer

Sean oversees the Finance Department, as well as investor relations, taxation and strategic sourcing.

12 Kim B. McKenzie

Executive Vice President

Information Technology and Solutions

Kim is responsible for providing information
technology services across Scotiabank.

13 James McPhedran

Executive Vice President

Retail Distribution, Canadian Banking

James is responsible for the Bank’s Canadian retail
and small business customer distribution channels.

14 Anne Marie O’Donovan

Executive Vice President

and Chief Administration Officer

Global Banking & Markets

Anne Marie is responsible for the global operations, technology, strategy, governance and regulatory initiatives for Global Banking & Markets.

15 James O’Sullivan

Executive Vice President

Global Asset Management

James oversees the strategic direction of Global Asset Management by leading the development and implementation of asset management and operational strategies globally.

16 Troy Wright

Executive Vice President and President &

CEO of Grupo Financiero Scotiabank Mexico

Based in Mexico, Troy is responsible for Scotiabank’s Mexican subsidiary, our largest operation outside Canada.

Scotiabank Annual Report 2013    9

Message from Chairman of the Board John T. Mayberry

John T. Mayberry, C.M. Chairman of Scotiabank’s Board of Directors	Committee Chairs
Dear Fellow Shareholders,

Scotiabank continued to achieve strong results in 2013 for all of our stakeholders around the world. Our success over the past 181 years has been built on a solid foundation of integrity and accountability, including a commitment to prudent risk management and excellence in corporate governance. This commitment begins at the top with the Board of Directors, and extends to everyone at Scotiabank, including executives and Scotiabankers worldwide.

Demonstrated leadership

Scotiabank’s directors are regional, national and international business and community leaders who have demonstrated their financial literacy, risk management insight, integrity, and sound and independent business judgment. At the April 2013 annual meeting of shareholders in Halifax, we said goodbye to Allan Shaw, who retired from the Board. Allan was our longest-serving Director, and we are grateful that he shared his skills and expertise with us for so many years.

At the same annual meeting, we welcomed Aaron Regent as a new Director. And on September 23, 2013, we were joined by Charles Dallara. We are delighted to have Aaron and Charles on our Board and welcome their insights and contributions.

Succession planning

One of the Board’s key responsibilities is succession planning, and there were a number of significant changes within Scotiabank’s executive team this year.

Chief Executive Officer Rick Waugh announced his retirement from the Bank after 43 years of dedicated service and remarkable leadership. Although Rick stepped down as CEO on November 1, he will continue to serve as Deputy Chairman of the Bank and on the Board of Directors until his retirement date, January 31, 2014.

On behalf of the Board and the shareholders we represent, I would like to thank Rick for his tremendous contributions to Scotiabank’s growth and success, and wish him well in his retirement.

Positioned for success

I would also like to express our confidence in our new President and Chief Executive Officer, Brian Porter. Brian’s long service, broad experience across diverse areas of the Bank, and strong commitment to ethical leadership will be invaluable assets as we begin a new chapter of Scotiabank’s story.

This is only the fourth such leadership transition over the past 40 years at Scotiabank, and the long record of success that our stakeholders have enjoyed during this period speaks to the strength and stability of our Bank’s leadership team and the soundness of our strategy.

Finally, the entire global community of Scotiabankers, now some 83,000 strong, deserves our thanks for their many contributions to the Bank’s success. Their strong commitment to Scotiabank, its values and, in particular, their continued focus and dedication to serving our customers, communities and each other, all give me great optimism that a bright future lies ahead.

10    2013 Scotiabank Annual Report

Board of Directors

1 John T. Mayberry, C.M.

Mr. Mayberry is Chairman of the Board of the Bank. He has been a Scotiabank director since March 29, 1994.

2 Ronald A. Brenneman

Mr. Brenneman is a corporate director. He has been a Scotiabank director since March 28, 2000.

3 N. Ashleigh Everett

Ms. Everett is President, Corporate Secretary and a director of Royal Canadian Securities Limited. She has been a Scotiabank director since October 28, 1997.

4 John C. Kerr, C.M., O.B.C., LL.D.

Mr. Kerr is Chairman of Lignum Investments Ltd. He has been a Scotiabank director since March 30, 1999.

5 Thomas C. O’Neill

Mr. O’Neill is a corporate director. He has been a Scotiabank director since May 26, 2008.

6 C.J. Chen

Mr. Chen is Counsel to Rajah & Tann LLP, Singapore. He has been a Scotiabank director since October 30, 1990.

7 Charles H. Dallara, Ph.D.

Dr. Dallara is Executive Vice Chairman of Partners Group Holding AG. He has been a Scotiabank director since September 23, 2013.

8 David A. Dodge, O.C.

Mr. Dodge is a senior advisor to Bennett Jones LLP, and previously served as Governor of the Bank of Canada from 2001 to 2008. He has been a Scotiabank director since April 8, 2010.

9 Brian J. Porter

Mr. Porter is President and Chief Executive Officer of Scotiabank. He has been a Scotiabank director since April 9, 2013.

10 Aaron W. Regent

Mr. Regent is the Founder and Managing Partner of Magris Resources Inc. He has been a Scotiabank director since April 9, 2013.

11 Indira V. Samarasekera, O.C., Ph.D.

Dr. Samarasekera is President and Vice-Chancellor of the University of Alberta. She has been a Scotiabank director since May 26, 2008.

12 Susan L. Segal

Ms. Segal is President and Chief Executive Officer of the Americas Society and Council of the Americas. She has been a Scotiabank director since December 2, 2011.

13 Paul D. Sobey

Mr. Sobey is President and Chief Executive Officer of Empire Company Limited. Mr. Sobey has announced his scheduled retirement from Empire on December 11, 2013. He has been a Scotiabank director since August 31, 1999.

14 Barbara S. Thomas

Ms. Thomas is a corporate director. She has been a Scotiabank director since September 28, 2004.

15 Rick Waugh, O.C.

Mr. Waugh is Deputy Chairman of Scotiabank. He was appointed a Scotiabank director on March 25, 2003. Mr. Waugh will retire from the Bank and the Board of Directors on January 31, 2014.

Board of Directors’ reporting structure
For more Information Please visit scotiabank.com in the About Scotiabank section for detailed reports on the following:

•   Statement of Disclosure Policy and

Practices and Mandate of Disclosure Committee.

•   Director Independence Standards.

•   Members, committees, charters and

mandates of the Board of Directors.

•   Director Compensation.

•   Biographies of our Executive Management

team.

•   Corporate Social Responsibility Report.

•   Notice of Annual Meeting of Shareholders

and Management Proxy Circular, which includes information on each of the directors, Board committees and our corporate governance practices.

•   The webcast of the annual meeting,

archived annual meetings and annual reports.

•   Guidelines for Business Conduct.

Scotiabank’s Annual Report Online More information can be found in Scotiabank’s online annual report in the Corporate Governance section: media.scotiabank.com/AR/2013/en

GLOBAL RISK MANAGEMENT APPOINT REPORT SHAREHOLDERS SHAREHOLDERS’ ELECT AUDITORS REPORT EXECUTIVE & RISK COMMITTEE APPOINT BOARD OF APPOINT AUDIT & CONDUCT CORPORATE GOVERNANCE & PENSION COMMITTEE DIRECTORS REVIEW COMMITTEE HUMAN RESOURCES COMMITTEE REPORT APPOINT APPOINT FINANCE GLOBAL INTERNAL INDEPENDENT ADVISOR MANAGEMENT DEPARTMENT COMPLIANCE AUDIT

Scotiabank Annual Report 2013    11

Message from Executive Vice President and Chief Financial Officer Sean McGuckin

Sean McGuckin Executive Vice President and Chief Financial Officer	Dear Fellow Shareholders,

I’m pleased to introduce Management’s Discussion and Analysis (MD&A) for the 2013 fiscal year. Scotiabank delivered strong results with record net income of $6.7 billion in an environment of moderate economic growth. Diluted earnings per share (EPS) were $5.15 as compared to $5.22 in 2012, and return on equity was strong at 16.4%. We met or exceeded all financial objectives and continued consistent dividend payments to shareholders, with $2.39 per share for fiscal 2013, up 9% from last year.

The current year’s net income included a few non-recurring items in International Banking – a gain on the sale of a non-core insurance business in Thailand, a valuation adjustment on acquisition-related receivables and a restructuring charge. These amounted to a total net benefit of 7 cents per share. Last year’s net income benefited from real estate gains of 61 cents per share. Adjusting results for both years for these items, net income grew by 15% and diluted earnings per share increased 10.2%.

Total revenues (TEB) at $21.7 billion grew by 8% this year, or 12% after adjusting for the above noted non-recurring items. Growth was evident across both net interest income and net fee and commission revenue. As well, there was growth in underlying other operating income, including strong contributions from associated corporations, insurance revenues, and gains on securities.

For the Bank overall, revenue growth continued to outpace expense growth this year, which resulted in a positive operating leverage of 1.6%, after adjusting for the noted non-recurring items.

The Bank’s credit portfolios performed in line with our risk tolerances, notwithstanding an increase in provisions for credit losses this year. The increase in provisions year over year mainly reflected portfolio growth, some softening of credit conditions in Latin America, and the acquisition impact of Banco Colpatria.

Scotiabank is committed to maintaining a solid capital base to support the risks associated with our diversified businesses and to position us well for future business growth. During 2013, the Bank internally generated capital of $3.3 billion from strong earnings growth, less dividends paid. As at October 31, 2013, the Bank’s all-in Basel III Common Equity Tier 1 ratio was 9.1%, well above the regulatory minimum.

We continued to take advantage of selective and strategic acquisition opportunities in 2013. We closed the transaction to acquire ING DIRECT – to be renamed Tangerine this coming spring – in the first quarter of 2013, and it is already providing a strong contribution to earnings in Canadian Banking. We also acquired 51% of Colfondos AFP in Colombia, 50% of AFP Horizonte in Peru and Crédito Familiar in Mexico in 2013 as we continued to grow our international pension management and Consumer and Micro Finance businesses.

Our enterprise strategy and diversified business model has enabled us to deliver strong results while our diversification creates stability and lowers risk. Our good financial performance in 2013, coupled with more positive equity markets, generated strong total shareholder return of 21.7% in 2013. Our track record speaks for itself, with consistent and predictable earnings leading to total compound annual shareholder returns of 14.2% over each of the last five years and 10.9% over each of the last 10 years.

The MD&A outlines our 2013 performance in much greater detail and provides our outlook for 2014.

12    2013 Scotiabank Annual Report

MD&A at a Glance – Reasons to invest in Scotiabank

											2013 Revenue and Net Income by business line (1) Net income attributable to equity holders.
Common share information*
For the years ended October 31	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Closing market price per common share ($)	63.39	54.25	52.53	54.67	45.25	40.19	53.48	49.30	42.99	39.60
Dividends paid ($ per share)	2.39	2.19	2.05	1.96	1.96	1.92	1.74	1.50	1.32	1.10
Dividend yield (%)(1)	4.1	4.2	3.7	3.9	5.4	4.3	3.4	3.3	3.3	3.1
Increase (decrease) in share price (%)	16.8	3.3	(3.9)	20.8	12.6	(24.9)	8.5	14.7	8.6	21.0
Total annual shareholder return (%)(2)	21.7	7.6	(0.4)	25.7	18.8	(21.6)	12.2	18.4	12.1	24.7
Market capitalization ($ millions)(TSX)	76,612	64,252	57,204	57,016	46,379	39,865	52,612	48,783	42,568	39,937
Book value per common share ($)	33.57	29.76	24.20	22.68	20.55	18.94	17.45	17.13	15.64	14.56
Market value to book value multiple	1.9	1.8	2.2	2.4	2.2	2.1	3.1	2.9	2.7	2.7
Price to earnings multiple	12.2	10.2	11.3	14.0	13.6	13.1	13.2	13.7	13.5	13.8

(1)   Based on the average of the high and low common share price for the year.

(2)   Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.

Senior debt credit ratings					Other information(1)
Agency	Rating	Outlook			Total assets				$743.8 billion
					Loans				$402.2 billion
S&P	A+	Stable			Deposits				$516.6 billion
Moody’s	Aa2	Stable			Branches and offices(2)				3,330
Fitch	AA-	Stable			ABMs				8,471
DBRS	AA	Stable			(1) As at October 31, 2013
					(2) Excludes affiliates

* 2013, 2012 and 2011 calculated under IFRS; prior to 2011 calculated under CGAAP.

2013 Revenue and Net Income by business line (1) Net income attributable to equity holders. Earnings per share* Return on equity* diluted, dollars per share % 6 $5.15 24 5 20 16.4% 4 16 3 2 12 03 05 07 09 11 13 03 05 07 09 11 13 For more information, please see page 19. For more information, please see page 19. Total return to common shareholders Dividend growth share price appreciation plus dividends reinvested, 2003 = 100 dollars per share 300 3 Scotiabank $2.39 250 S&P/TSX Banks 2 Total Return Index 200 S&P/TSX Composite Total Return Index 1 150 100 03 05 07 09 11 13 03 05 07 09 11 13 For more information, please see page 20. For more information, please see page 41. Revenue Net income ($ millions)(1) Canadian Banking 23% $2,304 77% $1,936 in 2012 19% increase from last year n Retail & Small Business Banking n Commercial Banking International Banking 13% 26% $1,749 $1,565 in 2012 12% increase 61% from last year n Caribbean and Central America n Latin America n Asia Global Wealth & Insurance 16% $1,272 $1,145 in 2012 84% 11% increase from last year n Wealth Management n Insurance Global Banking & Markets 45% $1,482 55% 1,490 $ in 2012 1% decrease from last year n Global Capital Markets n Global Corporate and Investment Banking

Scotiabank Annual Report 2013    13

Enhanced Disclosure Task Force (EDTF) Recommendations

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012 with the goal of developing fundamental disclosure principles. On October 29, 2012 the EDTF published its report, “Enhancing the Risk Disclosures of Banks”, which sets forth recommendations around improving risk disclosures and identifies existing leading practice risk disclosures.

The Bank supports the enhanced disclosures and the broad principles embodied in the recommendations in the EDTF report and the overall objective of improving the quality, comparability and transparency of risk disclosures. Many of the recommendations were already substantially in place in the Bank’s existing disclosures. Enhancements to the Bank’s risk disclosures have been implemented in the current year. Efforts to provide further disclosures will continue beyond 2013 with the objective of enhancing and aligning with evolving industry practices associated with the 32 recommendations in the EDTF report. Below is the index of all these recommendations to facilitate easy reference in the Bank’s annual report and other public disclosure documents available on www.scotiabank.com/investor relations.

Reference Table for EDTF

Recommendation			Pages
					Supplementary Regulatory Capital Disclosure
Type of risk	Number	Disclosure	MD&A	Financial Statements
General	1	The index of risks to which the business is exposed.	64, 66, 70
	2	The Bank’s risk terminology, measures and key parameters.	62
	3	Top and emerging risks, and the changes during the reporting period.	29-32, 49
	4	Discussion on the regulatory development and plans to meet new regulatory ratios.	39, 78, 88
Risk governance, risk management and business model	5	The Bank’s Risk Governance’s structure.	60-61
	6	Description of risk culture and procedures applied to support the culture.	62
	7	Description of key risks from the Bank’s business model.	64-65
	8	Stress testing use within the Bank’s risk governance and capital management.	63
Capital adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	38-39	162	2
	10	a) Regulatory capital components. b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.	40	163	4, 7 5
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	40-41		6, 7
	12	Discussion of targeted level of capital, and the plans on how to establish this.	39
	13	Analysis of risk-weighted assets by risk type, business, and market risk RWAs.	43-46, 65, 96	141,179-183, 187,188	8-10
	14	Analysis of the capital requirements for each Basel asset class.	43-46	141,179-183	9-16, 19-21
	15	Tabulate credit risk in the Banking Book.	43-45	182-183	14-15, 16
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.	43, 46
	17	Discussion of Basel III Back-testing requirement including credit risk model performance and validation.	44-45
Liquidity	18	Analysis of the Bank’s liquid assets.	76-78
Funding	19	Encumbered and unencumbered assets analyzed by balance sheet category.	77-78
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.		188-189
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	78-79
Market risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	75
	23	Discussion of significant trading and non-trading market risk factors.	71-75	184-187
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	71-75	184-187
	25	Other risk management techniques e.g. stress tests, stressed VaR, tail risk and market liquidity horizon.	71-75	187
Credit risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.	28-30, 90-92	146-147, 181-182	17-23 9-16	(1)
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.		124-126, 148
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	27, 91, 93, 95	148	18-19	(1)
	29	Analysis of counterparty credit risk that arises from derivative transactions.	69	139, 141
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	68-69
Other risks	31	Quantified measures of the management of operational risk.	46, 80-81
	32	Discussion of publicly known risk items.	49

(1)	In the Supplementary Financial Information Package.

14      2013  Scotiabank Annual Report

Management’s Discussion and Analysis

16	Forward-looking statements
17	Non-GAAP measures
18	Financial highlights

Overview
19	Financial results
19	Outlook
20	Shareholder returns
20	Impact of foreign currency translation
20	Impact of acquisitions

Group Financial Performance
21	Total revenue
21	Net interest income
23	Net fee and commission revenues
24	Other operating income
25	Operating expenses
26	Taxes
26	Credit quality
33	Fourth quarter review
34	Summary of quarterly results
34	Financial results reviews: 2012 vs 2011

Group Financial Condition
37	Statement of financial position
38	Capital management
46	Off-balance sheet arrangements
48	Financial instruments
49	Selected credit instruments – publically known risk items

Business Lines
50	Overview
51	Canadian Banking
53	International Banking
55	Global Wealth & Insurance
57	Global Banking & Markets
59	Other

Risk Management
60	Overview
66	Credit risk
70	Market risk
76	Liquidity risk
80	Other risks
80 Operational risk
81 Reputational risk
81 Environmental risk
82 Insurance risk
82 Strategic risk

Controls and Accounting Policies
83	Controls and procedures
83	Critical accounting estimates
87	Future accounting developments
88	Regulatory developments
88	Related party transactions

Supplementary Data
90	Geographic information
92	Credit risk
97	Revenues and expenses
99	Selected quarterly information
100	Eleven-year statistical review

Scotiabank Annual Report  2013      15

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD LOOKING STATEMENTS

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this Management’s Discussion and Analysis in the Bank’s 2013 Annual Report under the headings “Overview-Outlook,” for Group Financial Performance “Outlook,” for each business segment “Outlook” and in other statements regarding to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates (See “Controls and Accounting Policies - Critical accounting estimates” in the Bank’s 2013 Annual Report, as updated by quarterly reports); the effect of applying future accounting changes (See “Controls and Accounting Policies - Future accounting developments” in the Bank’s 2013 Annual Report, as updated by quarterly reports); global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section starting on page 60 of the Bank’s 2013 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2013 Annual Report under the heading “Overview-Outlook,” as updated by quarterly reports; and for each business segment “Outlook”. The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

December 6, 2013

16      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OVERVIEW

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which is based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and on which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software).

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. In 2013 the economic equity methodology was updated to include new models and assumptions. The changes have been applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and total average assets related to the Global Capital Markets business within Global Banking & Markets.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) divided by average core banking assets. This is consistent with the Bank’s Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in other operating income.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.

Tangible common equity to risk-weighted assets

Tangible common equity to risk-weighted assets is an important financial measure for assessing the quality of capital. Tangible common equity is total common equity plus non-controlling interests in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets. In prior years, risk-weighted assets were comprised of Basel II risk-weighted assets adjusted for intangible assets deducted from tangible common equity. For 2013, the tangible common equity ratio includes Basel III risk-weighted assets, adjusted to include amounts recognized as regulatory deductions at 100% risk-weight.

Regulatory capital ratios, such as Common Equity Tier 1, Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

Taxable equivalent basis

The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

T1 TEB gross up

For the year ended October 31 ($ millions)	2013	2012	2011
Net interest income	$15	$17	$21
Other operating income	297	271	266
Total revenue and provision for income taxes	$312	$288	$287

Tax normalization adjustment of net income from associated

corporations

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes.

The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the divisions to better present the contribution of the associated corporations to the divisional results.

Scotiabank Annual Report  2013      17

MANAGEMENT’S DISCUSSION AND ANALYSIS

T2 Financial highlights

	IFRS			CGAAP

As at and for the years ended October 31(1)	2013	2012	2011	2010		2009
Operating results ($ millions)
Net interest income	11,366	10,003	9,014	8,621		8,328
Net interest income (TEB(2))	11,381	10,020	9,035	8,907		8,616
Non-interest revenue	9,977	9,698	8,296	6,884		6,129
Non-interest revenue (TEB(2))	10,274	9,969	8,562	6,884		6,129
Total revenue	21,343	19,701	17,310	15,505		14,457
Total revenue (TEB(2))	21,655	19,989	17,597	15,791		14,745
Provision for credit losses	1,296	1,252	1,076	1,239		1,744
Operating expenses	11,587	10,403	9,481	8,182		7,919
Provision for income taxes	1,763	1,580	1,423	1,745		1,133
Provision for income taxes (TEB(2))	2,075	1,868	1,710	2,031		1,421
Net income	6,697	6,466	5,330	4,339		3,661
Net income attributable to common shareholders	6,205	6,023	4,965	4,038		3,361
Operating performance
Basic earnings per share ($)	5.19	5.31	4.63	3.91		3.32
Diluted earnings per share ($)	5.15	5.22	4.53	3.91		3.31
Adjusted diluted earnings per share(2)(3) ($)	5.21	5.28	4.58	3.94		3.35
Return on equity(2) (%)	16.4	19.7	20.3	18.3		16.7
Productivity ratio (%)(TEB(2))	53.5	52.0	53.9	51.8		53.7
Core banking margin (%)(TEB(2))	2.32	2.32	2.32	N/A	(4)	N/A	(4)
Financial position information ($ millions)
Cash and deposits with financial institutions(5)	53,338	47,337	38,723	39,530		37,698
Trading assets	96,489	87,596	75,799	N/A	(4)	N/A	(4)
Loans(5)	402,150	352,487	319,056	284,224		266,302
Total assets	743,788	668,044	594,423	526,657		496,516
Deposits(5)	516,554	463,590	421,335	361,650		350,419
Common equity	40,569	35,252	26,356	23,656		21,062
Preferred shares	4,084	4,384	4,384	3,975		3,710
Assets under administration(2)	377,766	327,977	297,668	243,817		215,097
Assets under management(2)	145,470	114,694	102,733	53,532		46,304
Capital measures(1)(6)
Common Equity Tier 1 ratio (%)	9.1	N/A	N/A	N/A		N/A
Tier 1 capital ratio (%)	11.1	13.6	12.2	11.8		10.7
Total capital ratio (%)	13.5	16.7	13.9	13.8		12.9
Tangible common equity to risk-weighted assets(2)(%)	11.1	11.3	9.6	9.7		8.3
Assets to capital multiple	17.1	15.0	16.6	17.0		16.6
Risk-weighted assets ($ millions)	288,246	253,309	233,970	215,034		221,656
Credit quality
Net impaired loans ($ millions)(7)	1,808	1,973	1,957	3,044		2,563
Allowance for credit losses ($ millions)	3,273	2,969	2,689	2,796		2,875
Net impaired loans as a % of loans and acceptances(5)(7)	0.44	0.55	0.60	1.04		0.93
Provision for credit losses as a % of average loans and acceptances (annualized)(5)	0.32	0.36	0.34	0.45		0.60
Common share information
Share price ($)(TSX)
High	64.10	57.18	61.28	55.76		49.19
Low	52.30	47.54	49.00	44.12		23.99
Close	63.39	54.25	52.53	54.67		45.25
Shares outstanding (millions)
Average – Basic	1,195	1,133	1,072	1,032		1,013
Average – Diluted	1,209	1,160	1,108	1,034		1,016
End of period	1,209	1,184	1,089	1,043		1,025
Dividends per share ($)	2.39	2.19	2.05	1.96		1.96
Dividend yield (%)(8)	4.1	4.2	3.7	3.9		5.4
Market capitalization ($ millions)(TSX)	76,612	64,252	57,204	57,016		46,379
Book value per common share ($)	33.57	29.76	24.20	22.68		20.55
Market value to book value multiple	1.9	1.8	2.2	2.4		2.2
Price to earnings multiple	12.2	10.2	11.3	14.0		13.6
Other information
Employees	83,874	81,497	75,362	70,772		67,802
Branches and offices	3,330	3,123	2,926	2,784		2,686
(1)	Amounts and financial ratios for periods after 2010 were prepared in accordance with International Financial Reporting Standards (IFRS). Amounts and financial ratios for 2010 and 2009 were prepared in accordance with Canadian Generally Accepted Accounting Principles (CGAAP). Capital measures for 2011 have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.
(2)	Refer to page 17 for a discussion of non-GAAP measures.
(3)	Prior period amounts have been restated to reflect the current period definition. Refer to non-GAAP measures on page 17.
(4)	N/A not applicable/not presented under CGAAP.
(5)	Prior period amounts and related ratios have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (Refer to Note 2 in the consolidated financial statements). Amounts and related ratios prior to 2011 have not been restated.
(6)	Effective November 1, 2012 regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (Refer to page 38). Comparative amounts for prior periods were determined in accordance with Basel II rules and have not been restated.
(7)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(8)	Based on the average of the high and low common share price for the year.

18      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OVERVIEW

Overview

Financial Results

Scotiabank had record results in 2013 and met or exceeded all of its financial objectives. Net income was $6,697 million, $231 million or 4% higher than last year’s record results. Diluted earnings per share (EPS) were $5.15 as compared to $5.22 in 2012. Return on Equity was at 16.4% compared to 19.7% last year.

The current year’s net income included a non-recurring after-tax benefit of $90 million in International Banking from (i) the gain on sale of Thanachart Life Assurance Public Company Ltd. by Thanachart Bank, an associated corporation in Thailand ($150 million after tax), less (ii) a valuation adjustment on acquisition-related receivables in Puerto Rico ($40 million after tax) and (iii) a restructuring charge in the Bank’s Uruguay operations ($20 million after tax). Combined, these non-recurring items amounted to 7 cents per share. Last year’s net income benefited from real estate gains of $708 million or 61 cents per share. Adjusting for these items, net income grew by $849 million or 15% and diluted earnings per share were $5.08 as compared to $4.61 in 2012, an increase of 10.2%. Underlying ROE was a strong 16.1% compared to 17.6% last year.

Total revenues on a taxable equivalent basis (TEB) rose 8% from the prior year to $21,655 million. Adjusting for the above noted gain from an associated corporation this year, the real estate gains in 2012 and the positive impact of foreign currency translation, total revenues increased by 12%.

Net interest income (TEB) increased $1,361 million or 14% to $11,381 million, primarily from the contribution of acquisitions and growth in average core banking assets. The core banking margin remained unchanged from the previous year.

Net fee and commission revenue was $6,939 million, up $665 million or 11% year over year. Acquisitions accounted for approximately one-third of the increase. Growth was primarily in wealth management fees, from higher mutual fund asset levels and brokerage commissions. Banking revenue growth was broad-based across all revenue categories.

Other operating income (TEB) was $3,335 million a decrease of $360 million or 10% from the prior year, which reflected the impact of the real estate gains in 2012. Partly offsetting was the noted gain from an associated corporation this year. Adjusting for these items, the growth was 11% reflecting higher net gains on investment securities and insurance revenues.

The total provision for credit losses was $1,296 million in 2013, up $44 million from $1,252 million last year, mainly from higher provisions in International Banking, partly offset by lower provisions in Canadian Banking. As well, the prior year included a $100 million increase in the collective allowance for performing loans.

Operating expenses rose 11% over last year to $11,587 million. Approximately half of this growth was attributable to acquisitions, the negative impact of foreign currency translation, and the above noted non-recurring items. The remaining increase reflects initiatives to support business growth, higher employee benefits costs and increased rent due to the sale of Scotia Plaza last year. Operating leverage was positive 1.6%, after adjusting for the prior year real estate gains and the above noted non-recurring items in 2013.

The Bank’s overall effective income tax rate was 20.8% compared to 19.6% for the same period last year. The increase in the effective tax rate was due primarily to the impact of lower taxes on the sale of real estate assets in the prior year.

The all-in Basel III common equity Tier 1 ratio was 9.1% as at October 31, 2013, well above the regulatory minimum.

Outlook

Every region around the world is posting positive growth for the first time since the recession, although the pace of global activity remains quite moderate. Despite fiscal pressures and depressed labour markets, improving export competitiveness is supporting a modest recovery in the euro zone. Continued infrastructure and resource developments are providing ongoing support to many Latin American nations, although performances have lagged in some countries because of domestic imbalances that have required policy changes. The performances among the larger emerging market economies, particularly in the Asia-Pacific region, are generally slower, with China transitioning to a more sustainable growth path that relies less on investments.

The earlier rebound in U.S. consumer and residential spending has been slowed by federal fiscal belt-tightening measures and the relatively large increase in longer-term borrowing costs. Canada and Mexico have benefited from domestic spending, although the softer environment in the U.S.

C1	Earnings per share (diluted)*

* Amounts prior to 2011 calculated under CGAAP

C2	Closing common share price

as at October 31

C3	Return on equity*

* Amounts prior to 2011 calculated under CGAAP

C4	Return to common shareholders

Share price appreciation plus dividends reinvested, 2003=100

Scotiabank Annual Report  2013      19

MANAGEMENT’S DISCUSSION AND ANALYSIS

has reduced export receipts and investments and has reduced the overall pace of growth in both countries. Canadian output will continue to benefit from buoyant activity in the resource-rich western provinces.

The Bank is well-positioned to continue to deliver growth across its businesses. Notwithstanding moderate economic growth continuing into 2014, the Bank’s diversified businesses, consistent and predictable earnings, its focus on growing its customer base, and its strong capital position, should continue to support growth in 2014 and beyond.

Shareholder Returns

A solid financial performance in 2013, coupled with more positive equity markets, generated positive total shareholder return of 21.7%, a substantial increase from 7.6% in 2012, as shown in Table 3.

The total compound annual shareholder return on the Bank’s shares over the past five years was 14.2%, and 10.9% over the past 10 years. This exceeded the total return of the S&P/TSX Composite Index, which was 9.7% over the past five years and 8.3% over the last ten years, as shown in Chart 4.

Quarterly dividends were raised twice during the year – a 5% increase effective in the second quarter and a further 3% effective in the fourth quarter. As a result, dividends per share totalled $2.39 for the year, up 9% from 2012. With a payout ratio of 46% for the year, the Bank was within its target payout ratio of 40-50%.

The Bank’s Return on Equity was 16.4% for fiscal 2013, a decrease from 19.7% in the previous year, due mainly to the large real estate gains in 2012 and the effect of the Bank’s higher capital levels.

T3 Shareholder returns

For the years ended October 31	2013	2012	2011	2010	2009
Closing market price per common share ($)	63.39	54.25	52.53	54.67	45.25
Dividends paid ($ per share)	2.39	2.19	2.05	1.96	1.96
Dividends yield (%)	4.1	4.2	3.7	3.9	5.4
Increase (decrease) in share price (%)	16.8	3.3	(3.9)	20.8	12.6
Total annual shareholder return (%)(1)	21.7	7.6	(0.4)	25.7	18.8

(1)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.

Impact of Foreign Currency Translation

Foreign currency translation had a positive impact on the Bank’s earnings in 2013. On average, the Canadian dollar depreciated 1% against the U.S. dollar and 5% against the Mexican peso. This movement in the average exchange rate impacted net income, as shown in Table 4.

T4 Impact of foreign currency translation

Average exchange rate	2013	2012	2011
U.S. dollar/Canadian dollar	0.981	0.995	1.013

Impact on income ($ millions except EPS)	2013 vs. 2012	2012 vs. 2011	2011 vs. 2010
Net interest income	$71	$7	$(138)
Net fees and commission revenues	38	–	(85)
Other operating income(1)	(25)	(6)	(9)
Operating expenses	(65)	13	87
Other items (net of tax)	(10)	(7)	38
Net income	$9	$7	$(107)
Earnings per share (diluted)	$0.01	$0.01	$(0.10)
Impact by business line ($ millions)
Canadian Banking	$1	$3	$(5)
International Banking	22	4	(53)
Global Wealth & Insurance	2	3	(15)
Global Banking & Markets	6	(4)	(22)
Other	(22)	1	(12)
	$9	$7	$(107)

(1)	Includes the impact of foreign currency hedges.

Impact of Acquisitions

The Bank made a number of acquisitions in 2012 and 2013, which contributed to the growth in Canadian Banking, International Banking and Global Wealth & Insurance. The impact on selected income statement categories is shown in Table 5.

T5 Impact of acquisitions(1)

($ millions)	2013	2012
Net interest income	$1,282	$433
Net fee and commission revenues	393	190
Other operating income	12	11
Operating expenses	(833)	(310)
Other items (net of tax)	(326)	(122)
Net income	$528	$203

(1)	Includes acquisitions impacting the 2013 results, excluding funding costs.

20      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

GROUP FINANCIAL PERFORMANCE

Total revenue

Total revenue (TEB) was $21,655 million in 2013, an increase of $1,666 million or 8% from the prior year. Both net interest income and net fee and commission revenues reflect double digit percentage increases from the previous year. Other operating income was lower than 2012 as the prior year included substantial real estate gains. Total revenue growth was 7% adjusting for acquisitions, the positive impact of foreign currency translation, the gain on an associated corporation this year and real estate gains in 2012.

The increase in net interest income (TEB) of $1,361 million or 14% was due to the contribution of acquisitions, mainly ING DIRECT, and substantial growth in average core banking assets. The core banking margin was unchanged from the prior year. Excluding ING DIRECT, higher net interest income in Canadian Banking was driven by a 7% increase in average earning assets. International Banking’s growth in average earning assets was partly offset by a slight reduction in the margin. There was significant loan growth in Latin America, with growth above 15% in most significant countries.

Net fee and commission revenue was $665 million or 11% higher than last year, with approximately one third of this increase attributable to the impact of acquisitions. Growth was primarily in wealth management fees from higher mutual fund fees and brokerage revenues, as well as widespread increases in credit cards, deposit and payment services, credit and other banking fees. The higher mutual fund management fees were due partly to the introduction of fixed administration fees for the Dynamic funds, which replaced operating expenses that were previously incurred by, or charged to, these funds.

Other operating income (TEB), excluding the real estate gains of $838 million in 2012 and the $150 million noted gain in an associated corporation in 2013, was up $328 million or 11%. The increase was primarily from growth in underlying income from investments in associated corporations and higher net gains on investment securities and insurance revenues. Trading income was up slightly from the prior year, higher revenues in the fixed income and equities businesses were partly offset by reduced revenues in commodities and foreign exchange businesses.

Net Interest Income

Net interest income (TEB) was $11,381 million, an increase of $1,361 million or 14% from the prior year. Acquisitions contributed 60% of the increase. Excluding acquisitions, the underlying growth was 6% driven primarily by a 6% increase in core earning assets as the core banking margin was relatively flat.

Core banking assets increased $60 billion or 14% to $489 billion, with acquisitions contributing approximately 60% of this increase. Excluding acquisitions, core banking assets increased 6%; with $10 billion in residential mortgages and $3 billion in consumer auto loans in Canadian Banking, $9 billion in International Banking, mainly in retail and commercial loans, and $2 billion in corporate lending in the U.S., Europe and Canada.

The core banking margin was 2.32%, unchanged from the previous year. Margin compression across the business lines was offset by changes in the product mix.

Canadian Banking’s margin fell due to the ING DIRECT acquisition. Excluding ING DIRECT, the margin was flat as higher spreads on mortgages were offset by lower spreads on deposits.

International Banking’s margin was relatively flat at 4.12% compared to 4.14% last year, with the positive impact of acquisitions, offsetting declines in Asia and Latin America due in part to increased competition, regulatory changes and product mix.

Global Banking & Markets’ margin fell due primarily due to lower spreads in Canada and the U.S.

Outlook

The Bank’s net interest income is expected to increase in 2014 from moderate growth in core banking assets. The core banking margin is expected to be in line with 2013. The core banking margin may benefit from the run-off of higher cost long-term funding and a change in asset mix, including lower volumes of narrow spread deposits with banks. However, this benefit is expected to be partly offset by downward pressure on deposit spreads from the continued low interest rate environment.

C5	Net interest income by business line(1)

TEB, $ millions

(1)	Excludes Other segment

C6	Net fee and commission revenues by business line(1)

$ millions

(1)	Excludes Other segment

C7	Average core banking assets and margin

TEB, $ millions

C8	Other operating income by business line(1)

TEB, $ millions

(1)	Excludes Other segment

Scotiabank Annual Report  2013      21

MANAGEMENT’S DISCUSSION AND ANALYSIS

T6 Net interest income and core banking margin(1)

	2013			2012			2011
($ billions, except percentage amounts)	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Total average assets and net interest income	$748.8	11.3		$659.5	10.0		$586.1	9.0
Less: total assets in Global Capital Markets(2)	212.0	–		183.8	–		160.0	–
Banking margin on average total assets	$536.8	11.3	2.11%	$475.7	10.0	2.10%	$426.1	9.0	2.11%
Less: non-earning assets and customer’s liability under acceptances	47.4			46.1			37.9
Core banking assets and margin	$489.4	11.3	2.32%	$429.6	10.0	2.32%	$388.2	9.0	2.32%
(1)	Taxable equivalent basis. Refer to non-GAAP measures on page 17.
(2)	Net interest income in Global Capital Markets trading assets is recorded in trading revenues in other operating income.

T7 Average balance sheet(1) and net interest income

	2013			2012(4)			2011(4)

TEB(2) For the fiscal years ($ billions)	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets
Deposits with banks	$55.6	$0.3	0.50%	$56.9	$0.3	0.50%	$45.7	$0.3	0.60%
Trading assets	105.1	0.1	0.12%	90.8	0.1	0.15%	86.3	0.1	0.16%
Securities purchases under resale agreements	80.0	0.2	0.24%	60.1	0.2	0.37%	47.5	0.2	0.46%
Investment securities	40.2	0.8	2.19%	34.6	0.9	2.67%	33.9	0.9	2.57%
Loans:
Residential mortgages	206.6	7.4	3.59%	167.9	6.5	3.86%	156.2	6.4	4.10%
Personal and credit cards	72.1	5.6	7.70%	65.7	4.9	7.49%	62.4	4.3	6.89%
Business and government	116.9	4.4	3.76%	105.0	4.3	4.00%	88.8	3.7	4.13%
Allowance for credit losses	(3.3)			(2.9)			(2.7)
Total loans	$392.3	$17.4	4.42%	$335.7	$15.7	4.65%	$304.7	$14.4	4.56%
Total earning assets	$673.2	$18.8	2.80%	$578.1	$17.2	2.97%	$518.1	$15.9	3.06%
Customer’s liability under acceptances	10.2			8.8			7.9
Other assets	65.4			72.6			60.1
Total assets	$748.8	$18.8	2.52%	$659.5	$17.2	2.60%	$586.1	$15.9	2.71%
Liabilities and equity
Deposits:
Personal	$167.2	$2.6	1.57%	$135.4	$2.4	1.75%	$129.3	$2.4	1.88%
Business and government	312.0	3.4	1.09%	292.8	3.3	1.13%	259.0	3.0	1.14%
Banks	35.7	0.3	0.69%	33.0	0.3	0.80%	28.2	0.2	0.74%
Total deposits	$514.9	$6.3	1.22%	$461.2	$6.0	1.29%	$416.5	$5.6	1.34%
Obligations related to securities sold under repurchase agreements	77.7	$0.3	0.37%	54.5	0.3	0.48%	37.3	0.4	0.95%
Subordinated debentures	7.8	0.3	4.37%	7.3	0.4	5.19%	6.9	0.4	5.34%
Capital instrument liabilities	1.1	0.1	8.19%	1.8	0.1	7.30%	2.1	0.1	6.61%
Other interest-bearing liabilities	44.5	0.5	1.02%	36.6	0.4	1.17%	41.3	0.4	0.94%
Total interest-bearing liabilities	$646.0	$7.5	1.15%	$561.4	$7.2	1.27%	$504.1	$6.9	1.36%
Other liabilities including acceptances	58.7			61.5			51.7
Equity(3)	44.1			36.6			30.3
Total liabilities and equity	$748.8	$7.5	1.00%	$659.5	$7.2	1.08%	$586.1	$6.9	1.17%
Net interest income		$11.3			$10.0			$9.0
(1)	Average of daily balances.
(2)	Refer to non-GAAP measures on page 17.
(3)	Includes non-controlling interests of $1.8 billion in 2013, $1.7 billion in 2012, and $1.5 billion in 2011.
(4)	Prior period amounts have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (refer to note 2 in the consolidated financial statements).

22      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T8 Net fee and commission revenues For the fiscal years ($ millions)	2013	2012	2011	2013 versus 2012
Fee and commission revenues
Banking
Card revenues	$816	$768	$608	6%
Deposit and payment services
Deposit services	865	846	761	2
Other payment services	257	237	212	8
	$1,122	$1,083	$973	4%
Credit fees
Commitment and other credit fees	717	690	668	4
Acceptance fees	226	207	188	9
	$943	$897	$856	5%
Other	$611	$467	$435	31%
Total banking revenue	$3,492	$3,215	$2,872	9%
Wealth management
Mutual funds	$1,280	$1,125	$940	14%
Brokerage fees	848	721	728	18
Investment management and trust
Investment management and custody	150	141	133	6
Personal and corporate trust	215	183	162	18
	365	324	295	13
Total wealth management revenue	$2,493	$2,170	$1,963	15%
Underwriting and other advisory	$503	$493	$492	2%
Non-trading foreign exchange	404	365	349	11
Other	345	293	267	17
Fee and commission revenues	$7,237	$6,536	$5,943	11%
Fee and commission expenses
Card expenses	$221	$189	$153	17%
Deposit and payment services expenses	76	68	52	13
Other expenses	1	5	11	(85)
	$298	$262	$216	14%
Net fee and commission revenues	$6,939	$6,274	$5,727	11%

Net fee and commission revenues

Net fee and commission revenues were $6,939 million, an increase of $665 million or 11%, spread across all categories. Acquisitions contributed about one third of this increase.

Card revenues grew $48 million or 6% to $816 million. Higher revenues in Canadian Banking reflected increased transaction-based fees. Growth in International Banking resulted from a combination of the full year impact of the acquisition in Colombia and higher revenues in the Caribbean.

Revenues from deposit services were $865 million, up $19 million or 2% over 2012, with some of the growth in Colombia and the remainder in the Caribbean. Revenues from other payment services were up $20 million or 8%, spread throughout Latin America as well as in Canadian Banking.

Credit fees were up $46 million or 5% from the prior year. Commitment and other credit fees were higher in Global Banking & Markets and International Banking. Acceptance fees were higher in both Global Banking & Markets and Canadian Banking from higher volumes.

Within the other banking revenue category, the main component of the $144 million increase was higher pension management fees from acquisitions, as well as growth in personal banking fees in International Banking.

The increase in Mutual Fund fees of $155 million or 14% arose from a combination of higher average assets under management in ScotiaFunds, the full year impact of the introduction of fixed administration fees for the Dynamic funds, as well as growth in fees in International Banking.

Brokerage fees were up $127 million or 18% primarily from an increase in fee-based assets in the full service brokerage business.

Investment management and custody fees increased $9 million or 6%, primarily from higher portfolio management fees in Global Wealth & Insurance.

Personal and corporate trust was $32 million or 18% higher, primarily in Latin America.

Underwriting and other advisory fees were up year over year $10 million, or 2%.

C9	Sources of net fee and commission revenues

Scotiabank Annual Report  2013      23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non trading foreign exchange fees were up $39 million or 11% to $404 million, with higher revenues throughout International Banking, as well as in Global Wealth & Insurance.

Other fee and commission revenues comprise mainly insurance fees and non-retail brokerage fees. Insurance fees were higher mostly in Colombia and the Caribbean. There was also growth in non-retail brokerage fees in Global Banking & Markets.

Fee and commission expenses rose $36 million or 14% to $298 million. Higher card expenses reflected higher transaction volumes in both Canadian Banking and International Banking.

Outlook

Solid organic growth is expected in net fee and commission revenues in 2014, across all categories, particularly in card revenues, credit fees and brokerage fees.

Other operating income

Other operating income (TEB) was $3,335 million, a decrease of $360 million or 10% from 2012. Last year’s revenue included real estate gains of $838 million, while this year included the noted gain from an associated corporation of $150 million. Adjusting for these non-recurring items the underlying increase in operating income was $328 million or 11%.

Trading revenues of $1,597 million (TEB) were up slightly by $10 million. Increases in global fixed income more than offset lower revenues in commodities and foreign exchange businesses.

Net gains on investment securities were $375 million, compared to $185 million in 2012, from higher gains on the sales of securities and lower writedowns in 2013.

Net income from investments in associated corporations was $680 million, an increase of $238 million from last year. Excluding the noted gain from an associated corporation, underlying earnings were up $88 million, primarily from Thanachart Bank, as 2012 earnings were negatively affected by the flooding in Thailand. In addition earnings were higher from the Bank’s investment in CI Financial Corp.

Insurance underwriting income grew $60 million or 15% to $448 million. Premium income was 9% higher than the prior year, while claims and other expenses were relatively unchanged.

Other income of $235 million was down $858 million from 2012, primarily from the $838 million gains from the sale of real estate assets last year.

Outlook

Adjusting for the non-recurring gain in 2013, other operating income is expected to be higher in 2014. Trading revenues are expected to be above 2013 levels but are subject to market conditions and customer demand. Securities gains are expected to be lower than the high levels realized in 2013.

T9 Other operating income

For the fiscal years ($ millions)	2013	2012	2011	2013 versus 2012
Trading revenues(1)	$1,300	$1,316	$830	(1)%
Net gain on sale of investment securities	375	185	285	100 +
Net income from investments in associated corporations	680	442	433	54
Insurance underwriting income, net of claims	448	388	294	15
Other	235	1,093	727	(79)
Total other operating income	3,038	3,424	2,569	(11)
Taxable equivalent adjustment	297	271	266	10
Total other operating income (TEB)(2)	$3,335	$3,695	$2,835	(10)%
(1)	On a taxable equivalent basis trading revenues were $1,597 million (2012 – $1,587 million, 2011 – $1,096 million).
(2)	Refer to non-GAAP measures on page 17.

T10 Trading revenues

TEB(1) For the fiscal years ($ millions)	2013	2012	2011
By trading products:
Interest rate and credit	$598	$520	$322
Equities	120	115	27
Commodities	338	425	335
Foreign exchange	198	232	181
Other	46	24	(35)
Sub-total	1,300	1,316	830
Taxable equivalent adjustment	297	271	266
Total trading revenues (TEB)(1)	$1,597	$1,587	$1,096
% of total revenues	7.4%	7.9%	6.2%
(1)	Refer to non-GAAP measures on page 17.

24      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T11 Operating expenses and productivity

For the fiscal years ($ millions)	2013	2012	2011	2013 versus 2012
Salaries and employee benefits
Salaries	$3,552	$3,231	$3,018	10%
Performance-based compensation	1,558	1,477	1,350	5
Share-based compensation(1)	222	208	246	7
Other employee benefits	981	833	744	18
	$6,313	$5,749	$5,358	10
Premises
Net rent	378	321	276	18
Property taxes	83	85	76	(2)
Other premises costs	400	362	334	10
	$861	$768	$686	12

Technology	$954	$839	$760	14

Depreciation and amortization
Depreciation	301	281	274	7
Amortization of intangible assets	219	169	139	30
	$520	$450	$413	16

Communications	$409	$373	$344	10

Advertising and business development	$505	$450	$427	12

Professional	$432	$340	$262	27

Business and capital taxes
Business taxes	234	203	154	15
Capital taxes	40	45	29	(11)
	$274	$248	$183	10

Other	$1,319	$1,186	$1,048	11

Total operating expenses	$11,587	$10,403	$9,481	11%
Productivity ratio (TEB)(2)	53.5%	52.0%	53.9%

(1)	Excludes Employee Share Ownership Plans.
(2)	Taxable equivalent basis. Refer to Non-GAAP measures on page 17.

Operating expenses

Total operating expenses in 2013 were $11,587 million, an increase of $1,184 million or 11%. Approximately $523 million of this increase was due to acquisitions, $65 million was from the unfavourable impact of foreign currency translation and the $74 million impact of non-recurring charges in International Banking. Adjusting for these items, operating expenses increased $522 million or 5% from 2012.

Salaries and employee benefits were $6,313 million, up $564 million or 10% from last year. Excluding the impact of acquisitions and foreign currency translation and the non-recurring charge in International Banking, the underlying increase was $284 million or 5% from higher salaries and benefit costs, reflecting increased staffing levels, annual inflationary increases, and the effect of the continued low interest rate environment on pension costs.

Premises costs rose $93 million or 12% over the previous year to $861 million, with approximately half of the increase attributable to the impact of acquisitions and foreign currency translation. The remaining increase was due partly to higher rental costs from the impact of the sale of Scotia Plaza in 2012.

Technology costs were $954 million, an increase of $115 million or 14% over last year due to acquisitions, business expansion and investment in new initiatives.

Depreciation and amortization increased $70 million or 16% due primarily to acquisitions.

Communications costs rose $36 million or 10% year over year due largely to acquisitions.

Advertising and business development costs increased $55 million or 12% to $505 million, due entirely to the impact of acquisitions.

Professional expenses were up $92 million or 27%, mainly from the inclusion of certain operating expenses that are now recovered through revenues, the impact of acquisitions and unfavourable foreign currency translation. The remaining increase of $32 million or 10% was mainly from higher technology project related costs.

Business and capital taxes in 2013 were $274 million, an increase of $26 million or 10% due mainly to the impact of acquisitions.

C10	Expenses well controlled

$ millions

C11	Productivity*

operating expenses as a % of revenue (TEB)

*	Amounts prior to 2011 calculated under CGAAP

C12	Direct and indirect taxes(1)

$ millions

(1)	Amounts for 2010 and 2009 have been prepared in accordance with Canadian Generally Accepted Accounting Principles.
(2)	Includes taxable-equivalent adjustment.

Scotiabank Annual Report  2013      25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other expenses were up $133 million or 11% of which approximately 40% was due to the impact of acquisitions and unfavourable foreign currency translation. The remaining increase was due mainly to the non-recurring valuation charge in International Banking, and fees related to higher business volumes.

The productivity ratio in 2013 was 53.5% compared to 52.0% in 2012. Adjusting for both the real estate gains in 2012 and the 2013 non-recurring items, the productivity ratio for 2013 was 53.5% as compared to 54.3% for 2012, an improvement of 0.8%.

Operating leverage was negative 3.0%, or positive 1.6% after adjusting for the noted non-recurring items above.

Outlook

In 2014, focus on cost control and generating positive operating leverage will remain, while supporting global organic growth and investing in key business initiatives.

Taxes

The provision for income taxes was $1,763 million, an increase from $1,580 million last year. The Bank’s overall effective income tax rate was 20.8% compared to 19.6% for the same period last year. The increase in the effective tax rate was due primarily to lower taxes on the sale of real estate assets in the prior year.

Outlook

The Bank’s consolidated effective tax rate is expected to be in the range of 20% to 24% in 2014.

Credit Quality

Provisions for credit losses

The total provision for credit losses was $1,296 million in 2013, up $44 million from the total provision of $1,252 million in 2012. Last year included an increase of $100 million in the collective allowance for performing loans.

The provision for credit losses in Canadian Banking was $477 million, a decrease of $29 million from $506 million last year, due mainly to lower provisions in the commercial portfolios.

The provision for credit losses in International Banking increased $168 million to $781 million. Excluding acquisitions and lower commercial recoveries in Peru, the underlying increase in provision for credit losses was mainly in line with asset growth. The provision this year includes a net benefit of $55 million due to the net amortization of the credit mark on acquired loans in Colombia compared to $20 million in 2012.

The provision for credit losses in Global Wealth & Insurance was $3 million in 2013, unchanged from last year.

The provision for credit losses in Global Banking & Markets was $35 million in 2013, up modestly by $5 million from 2012. In the current year, higher provisions in the U.S. were somewhat offset by net reversals and recoveries in Canada.

T12 Provisions against impaired loans by business line

For the fiscal years ($ millions)	2013	2012	2011
Canadian Banking
Retail(1)	$423	$419	$466
Commercial	54	87	126
	$477	$506	$592
International Banking
Caribbean and Central America	$172	$192	$209
Latin America(2)	601	413	296
Asia and Europe	8	8	4
	$781	$613	$509
Global Wealth & Insurance	$3	$3	$2
Global Banking & Markets
Canada	$(7)	$7	$27
U.S.	38	20	(12)
Europe	4	3	18
	$35	$30	$33
Total	$1,296	$1,152	$1,136
(1)	2011 amounts have been restated for changes in business line structure effective 2011.
(2)	Latin America includes Mexico.

T13	Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2013	2012	2011
Canadian Banking
Retail	0.18%	0.21%	0.25%
Commercial	0.18	0.31	0.50
	0.18	0.23	0.28
International Banking
Retail	2.06	1.93	1.88
Commercial	0.15	0.09	0.09
	0.86	0.75	0.75
Global Wealth & Insurance	0.05	0.05	0.03
Global Banking & Markets(1)	0.09	0.09	0.11
Weighted subtotal – provisions against impaired loans	0.32	0.33	0.36
Provisions against performing loans	0.00	0.03	(0.02)
Weighted total	0.32%	0.36%	0.34%
(1)	Global Corporate and Investment Banking only.

T14 Net charge-offs(1) as a percentage of average loans and acceptances

For the fiscal years (%)	2013	2012	2011
Canadian Banking
Retail	0.18%	0.22%	0.24%
Commercial	0.26	0.31	0.23
	0.19	0.23	0.24
International Banking
Retail	1.51	1.28	1.61
Commercial	(0.06)	0.05	0.07
	0.52	0.49	0.64
Global Wealth & Insurance	0.00	0.06	0.04
Global Banking & Markets(2)	0.13	0.01	0.11
Weighted total	0.25%	0.27%	0.31%

(1)	Write-offs net of recoveries.
(2)	Global Corporate and Investment Banking only.

26      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T15 Impaired loans by business line

	Gross impaired loans		Allowance for credit losses		Net impaired loans

As at October 31 ($ millions)	2013(1)	2012(1)	2013(1)	2012(1)	2013(1)	2012(1)
Canadian Banking
Retail	$756	$765	$(460)	$(462)	$296	$303
Commercial	256	326	(195)	(212)	61	114
	$1,012	$1,091	$(655)	$(674)	$357	$417
International Banking
Caribbean and Central America	$1,160	$1,151	$(454)	$(369)	$706	$782
Latin America(2)	1,237	1,005	(700)	(473)	537	532
Asia and Europe	51	25	(20)	(16)	31	9
	$2,448	$2,181	$(1,174)	$(858)	$1,274	$1,323
Global Wealth & Insurance
Canada	$10	$11	$(4)	$(1)	$6	$10
International	5	–	–	–	5	–
	$15	$11	$(4)	$(1)	$11	$10
Global Banking & Markets
Canada	$–	$80	$–	$(28)	$–	$52
U.S.	184	139	(35)	(21)	149	118
Europe	42	80	(25)	(27)	17	53
	$226	$299	$(60)	$(76)	$166	$223
Totals	$3,701	$3,582	$(1,893)	$(1,609)	$1,808	$1,973
Allowance for credit losses on performing loans					(1,272)	(1,272)
Net impaired loans after allowance on performing loans					$536	$701

Impaired loan metrics

	Net impaired loans

As at October 31 ($ millions)	2013 (1)	2012(1)
Gross impaired loans as a % of total allowance for credit losses and shareholders’ equity	7.44%	8.09%
Net impaired loans as a % of loans and acceptances(3)	0.44%	0.55%
Allowance against impaired loans as a % of gross impaired loans	51%	45%

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(2)	Latin America includes Mexico.
(3)	Ratios for 2012 have been restated to reflect the current period presentation of deposits with financial institutions (refer to Note 2 in the Consolidated Financial Statements).

Allowance for credit losses

The total allowance for credit losses was $3,165 million as at October 31, 2013 (excluding $108 million related to loans covered by FDIC guarantees in R-G Premier Bank of Puerto Rico), up from $2,881 million (excluding $88 million related to R-G Premier Bank last year). The $284 million increase was attributable primarily to allowance increases in International Banking.

Allowances in Canadian Banking decreased by $19 million, primarily in the commercial portfolios, where loan write-offs exceeded new provisions.

In International Banking, allowances increased by $316 million to $1,174 million. While the increase was broad-based across all geographies, the bulk of the increase was in Latin America.

Global Banking & Markets’ allowances remained modest, decreasing to $60 million from $76 million.

The collective allowance for credit losses on performing loans remained unchanged at $1,272 million, compared to an increase of $100 million in 2012.

C13	Credit losses*

Provisions against impaired loans as a % of average loans & acceptances

*	Amounts prior to 2011 calculated under CGAAP

C14	Net impaired loan ratio*

as a % of loans & acceptances, as at October 31

*	Amounts prior to 2011 calculated under CGAAP
(1)	Ratios for 2012 have been restated to reflect the current period presentation of deposits with financial institutions (refer to Note 2 in the Consolidated Financial Statements).

C15	Gross impaired loans*

as a % of equity & allowances for credit losses as at October 31

*	Amounts prior to 2011 calculated under CGAAP

C16	Low delinquency in Canadian retail portfolio

delinquent loans as a % of total loans

C17	International retail portfolio

delinquent loans as a % of total loans

Scotiabank Annual Report  2013      27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Impaired loans

Gross impaired loans increased to $3,701 million as at October 31, 2013, from $3,582 million last year.

Impaired loans in Canadian Banking fell by $79 million, primarily in commercial portfolios.

In International Banking, impaired loans increased by $267 million due largely to increases in Latin America.

In Global Wealth & Insurance, impaired loans increased by $4 million.

Impaired loans in Global Banking & Markets decreased by $73 million, attributable primarily to the portfolios in Canada and Europe.

Net impaired loans, after deducting the allowance for credit losses, were $1,808 million as at October 31, 2013, a decrease of $165 million from a year ago.

As shown in Chart 14, net impaired loans as a percentage of loans and acceptances were 0.44% as at October 31, 2013, an improvement from 0.55% a year ago, due primarily to Canadian Banking’s commercial portfolio and Global Banking & Markets.

Acquisition-related purchased loans

All purchased loans are initially measured at fair value on the date of acquisition, with no allowances for credit losses recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently none of the purchased loans are considered to be impaired on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark and credit rate mark adjustments.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

On the Bank’s acquisition of Banco Colpatria, to arrive at the fair value, an aggregate credit mark adjustment of $549 million was established (incurred loss mark of $385 million and, a future expected loss mark of $164 million). This adjustment captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition.

For individually assessed loans, the incurred loss mark of $115 million established at the date of acquisition is tracked over the life of the loan. Changes to the expected cash flows of these loans from those expected at the date of acquisition, are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income. As at the end of October 31, 2013, the remaining credit mark adjustment was $67 million (October 31, 2012 – $112 million).

Where loans are not individually assessed for determining losses, a portfolio approach is taken to determine losses at the date of acquisition. The portfolio approach resulted in both an incurred loss mark of $270 million and a future expected loss mark of $164 million. The incurred loss mark is assessed at the end of each reporting period against the performance of the loan portfolio, and an increase in expected cash flows will result in a recovery in provision for credit losses in the Consolidated Statement of Income. Any cash flows lower than expected will result in additional provision for credit losses. The future expected loss mark is amortized into income as losses are recognized or as the portfolio of loans amortizes down over its expected life. An assessment is required at the end of each reporting period to determine the reasonableness of the unamortized balance in relation to the acquired loan portfolio. An overall benefit is only recognized to the extent that the amortized amount is greater than the actual losses incurred. A charge is recorded if the actual losses exceed the amortized amounts. As at October 31, 2013, on the loans that are not individually assessed, the remaining incurred loss mark and expected loss mark was $80 million and $57 million, respectively (October 31, 2012 – $159 million and $137 million).

On the Bank’s acquisition of ING DIRECT, to arrive at the fair value of the purchased loans, an aggregate credit mark adjustment of $40 million was established (incurred loss mark of $11 million and a future expected loss mark of $29 million) relating to $13.9 billion of uninsured loans. There were no loans acquired at a deep discount within the purchased loan portfolio. As at the end of October 31, 2013, the remaining incurred loss mark and future expected loss mark were $7 million and $23 million, respectively.

Portfolio review

Canadian Banking

The overall credit quality of the consumer portfolio in Canada improved year over year. Gross impaired loans in the retail portfolio improved from 2012, decreasing by 1% or $9 million. Portfolio quality continued to benefit from high secured lending, with 94% of total retail loans being secured by an underlying asset such as a house or an automobile.

Reportable delinquency decreased 15 basis points to 1.02%. Provisions for credit losses in the Canadian retail portfolio were $423 million, up $4 million or 1% from last year, in line with growth in the portfolio. The provision for credit losses as a percentage of average loans was 0.18%, compared to 0.21% last year.

In the Canadian commercial loan portfolio, gross impaired loans decreased by $70 million to $256 million. The provision for credit losses in the Canadian commercial loan portfolio was $54 million, down $33 million or 38% from last year.

International Banking

Retail performance metrics remain stable, aligned with portfolio growth. In retail, gross impaired loans increased by $163 million to $1,560 million during the year, with an increase attributable to Mexico and recent acquisitions in Latin America. The provision for credit losses in the retail portfolio increased to $698 million from $568 million last year, with higher provisions in Latin America.

In commercial banking, gross impaired loans were $888 million, an increase of $104 million over the prior year, in most regions, partially offset by Chile, Caribbean and Central America. The provision for credit losses in the commercial portfolio was $83 million in 2013, versus $45 million in 2012. The increase was attributable mainly to lower commercial recoveries in Peru and the impact of the acquisition in Colombia, somewhat offset by lower provisions in Caribbean and Central America.

Global Wealth & Insurance

Global Wealth & Insurance’s overall credit quality was strong in 2013. The provision for credit losses was $3 million and gross impaired loans were $15 million.

Global Banking & Markets

The provision for credit losses was $35 million in 2013, versus $30 million in 2012. The provisions this year were primarily in the U.S.

Gross impaired loans in Global Banking & Markets decreased by $73 million in 2013 to $226 million. Impaired loans in Canada decreased by $80 million year over year to $nil and in Europe decreased by $38 million to $42 million. Impaired loans in the U.S. rose by $45  million to $184 million.

Risk diversification

The Bank’s exposures to various countries and types of borrowers are well diversified (see Table 62 on page 90 and Table 66 on page 92). Chart 18 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure at 36% of the total. Latin America has 9% of the total exposure and the U.S. has 5%.

Chart 19 shows loans and acceptances by type of borrower (see Table 66 on page 92). Excluding loans to households, the largest industry exposures were financial services (5.7%), wholesale and retail (3.4%), and real estate and construction (3.4%).

28      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Risk mitigation

To mitigate exposures in its performing corporate portfolios, the Bank uses diversification by company, industry and country, with loan sales and credit derivatives used sparingly. In 2013, loans sales totaled $161 million, compared to $649 million in 2012. The largest volume of loan sales in 2013 related to loans in the oil and gas and food and beverage industries.

At October 31, 2013, credit derivatives used to mitigate exposures in the portfolios totaled $31 million (notional amount), compared to $80 million at October 31, 2012.

The Bank actively monitors industry and country concentrations. As is the case with all industry exposures, the Bank continues to closely follow developing trends and takes additional steps to mitigate risk as warranted. Hotels, media and shipping portfolios are being closely managed.

Overview of loan portfolio – Top and emerging risks

While the Bank has a well diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Residential mortgages

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at October 31, these loans accounted to $286 billion or 69% of the Bank’s total loans and acceptances outstanding (October 31, 2012 – $244 billion or 67%). Of these, $228 billion or 81% are real estate secured loans (October 31, 2012 – $194 billion or 80%). The tables below provide more details by portfolios.

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

T16 Insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas

	2013
	Residential mortgages						Home equity lines of credit
As at October 31	Insured (1)		Uninsured		Total		Insured (1)		Uninsured		Total
($millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$7,294	3.9%	$4,656	2.5%	$11,950	6.4%	$2	–%	$1,298	6.9%	$1,300	6.9%
Quebec	8,265	4.4	7,701	4.0	15,966	8.4	1	–	1,029	5.5	1,030	5.5
Ontario	50,866	26.9	43,704	23.1	94,570	50.0	5	0.1	9,150	48.9	9,155	49.0
Manitoba & Saskatchewan	4,567	2.4	3,330	1.8	7,897	4.2	2	–	889	4.8	891	4.8
Alberta	17,298	9.2	11,209	5.9	28,507	15.1	4	–	3,186	17.1	3,190	17.1
British Columbia & Territories	15,005	7.9	15,042	8.0	30,047	15.9	1	–	3,114	16.7	3,115	16.7
Canada	$103,295	54.7%	$85,642	45.3%	$188,937	100%	$15	0.1%	$18,666	99.9%	$18,681	100%
International	–	–	20,928	100	20,928	100	–	–	–	–	–	–
Total	$103,295	49.2%	$106,570	50.8%	$209,865	100%	$15	0.1%	$18,666	99.9%	$18,681	100.0%

	2012
Canada	$92,956	59.2%	$64,068	40.8%	$157,024	100%	$25	0.1%	$18,823	99.9%	$18,848	100%
International	–	–	18,606	100	18,606	100	–	–	–	–	–	–
Total	$92,956	52.9%	$82,674	47.1%	$175,630	100%	$25	0.1%	$18,823	99.9%	$18,848	100%
(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by amortization periods, and by geographic areas.

T17 Distribution of residential mortgages by amortization periods, and by geographic areas

	2013
	Residential mortgages by amortization(1)
As at October 31	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgage
Canada	34.3%	29.4%	26.6%	9.5%	0.2%	100%
International	64.5%	21.2%	12.9%	1.1%	0.3%	100%
	2012
Canada	36.5%	20.3%	30.8%	10.8%	1.6%	100%
International	63.6%	19.0%	16.3%	0.9%	0.2%	100%
(1)	Amortization refers to remaining amortization period.

Loan to value ratios

The Canadian residential mortgage portfolio is 45% uninsured (October 31, 2012 – 41%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 57% (October 31, 2012 – 57%).

C18	Well diversified in Canada and internationally…

loans and acceptances, October 2013

C19	… and in household and business lending

loans & acceptances

Scotiabank Annual Report  2013      29

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit during the year, which include mortgages for purchases, refinances with a request for additional funds and transfer from other financial institutions, by geographic areas.

T18 Loan to value ratios

	Uninsured LTV ratios(1)
	For the year ended October 31, 2013
	Residential mortgages LTV%	Home equity lines of credit(2) LTV%
Canada:
Atlantic provinces	67.2%	62.7%
Quebec	62.1	66.6
Ontario	62.7	63.2
Manitoba & Saskatchewan	66.6	64.7
Alberta	66.0	67.8
British Columbia & Territories	59.5	62.0
Canada	63.0%	63.8%
International(4)	71.1%	N/A
	For the three months ended October 31, 2012
Canada(3)	63.8%	65.8%
International(4)	70.4%	N/A
(1)	Based on geographic location of units responsible for recording revenue.
(2)	LTV is calculated based on the sum of residential mortgages and the authorized limit for related revolving home equity lines of credit (HELOC) under the Scotia Total Equity Plan, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOC’s originated during the year.
(3)	Excludes the uninsured residential mortgages acquired as part of the ING DIRECT acquisition, which had a weighted LTV ratio of 60.0%.
(4)	There are no material HELOC exposures in the international portfolio.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

Loans to Canadian condominium developers

With respect to loans to Canadian condominium developers, which have been an area of recent focus, the Bank had loans outstanding of $971 million as, at October 31, 2013 (October 31, 2012 – $695 million). This is a high quality portfolio with well-known developers who have long-term relationships with the Bank.

European exposure

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure.

The Bank’s total gross European exposure (net of collateral held) as at October 31, 2013 was $27.7 billion (October 31, 2012 – $28.8 billion), with net funded exposure of $19.4 billion (net of undrawn commitments and net of collateral held) (October 31, 2012 –$20.8 billion).

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (81% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

T19 European exposure

The current European exposure is provided below:

As at October 31	2013						2012
	Loans and Loan Equivalents			Other
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with banks(4)	Securities Financing Transactions (SFT) and derivatives(5)	Total European Exposure	Total European Exposure
Gross exposures	$8,374	$1,523	$8,370	$8,871	$611	$27,749	$28,751
Less: Undrawn commitments	–	–	8,370	–	–	8,370	7,970
Net funded exposure	$8,374	$1,523	$0	$8,871	$611	$19,379	$20,781
(1)	Net of allowances for credit losses of $27 million. Gross and net values are equal as collateral is not posted against these exposures.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions. Gross and net values are equal as collateral is not posted against these exposures.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Net funded exposure represents all net positive positions after taking into account collateral. Collateral held against derivatives was $1,265 million and collateral held against SFT was $11,121 million.

30      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T20 Funded exposures

Below are the funded exposures related to all European countries:

As at October 31	2013(1)				2012
($ millions)	Sovereign(3)	Bank	Corporate(2)	Total	Total
Greece	$–	$–	$432	$432	$426
Ireland	33	20	173	226	298
Italy	(28)	375	60	407	695
Portugal	–	7	21	28	30
Spain	28	46	242	316	252
Total GIIPS	$33	$448	$928	$1,409	$1,701

U.K.	$725	$1,314	$4,760	$6,799	$8,711
Germany	621	874	903	2,398	2,914
France	1,631	614	689	2,934	1,947
Netherlands	10	392	610	1,012	1,268
Switzerland	–	807	1,138	1,945	1,503
Other	520	455	1,907	2,882	2,737
Total Non-GIIPS	$3,507	$4,456	$10,007	$17,970	$19,080
Total Europe	$3,540	$4,904	$10,935	$19,379	$20,781
Total Europe as at October 31, 2012	$4,579	$5,668	$10,534	$20,781
(1)	Bracketed amounts represent net short positions arising from trading transactions.
(2)	Corporate includes Financial Institutions that are not Banks.
(3)	Includes $170 million (October 31, 2012 – $183 million) in exposure to supra-national agencies.

T21 Bank’s exposure distribution by country

The Bank’s exposures are distributed as follows:

As at October 31	2013(1)					2012
($ millions)	Loans and loan equivalents	Deposits with banks	Securities	SFT and derivatives	Total	Total
Greece	$427	$–	$5	$–	$432	$426
Ireland	21	35	170	–	226	298
Italy	354	2	51	–	407	695
Portugal	–	–	28	–	28	30
Spain	260	–	45	11	316	252
Total GIIPS	$1,062	$37	$299	$11	$1,409	$1,701

U.K.	$3,830	$1,092	$1,470	$407	$6,799	$8,711
Germany	760	530	1,076	32	2,398	2,914
France	520	102	2,287	25	2,934	1,947
Netherlands	353	49	600	10	1,012	1,268
Switzerland	1,442	20	414	69	1,945	1,503
Other	1,930	32	863	57	2,882	2,737
Total Non-GIIPS	$8,835	$1,825	$6,710	$600	$17,970	$19,080
Total Europe	$9,897	$1,862	$7,009	$611	$19,379	$20,781
(1)	Bracketed amounts represent net short positions arising from trading transactions.

The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal and Spain (GIIPS) – is not significant. As of October 31, 2013, the Bank’s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $1.4 billion, down from $1.7 billion last year.

Specific to sovereign exposures to GIIPS, the Bank’s exposure to Ireland included central bank deposits of $29 million and $4 million in trading book securities. The Bank was net long securities in sovereign exposures to Spain ($28 million) and net short securities in Italy ($28 million). The Bank had no sovereign securities holdings of Greece and Portugal.

The Bank had exposures to Italian banks of $375 million, as at October 31, 2013 (October 31, 2012 – $626 million), primarily related to short-term precious metals trading and lending activities. Greek exposure of $432 million (October 31, 2012 – $426 million) related primarily to secured loans to shipping companies.

Securities exposures to European sovereigns and banks (excluding GIIPS) was $4.4 billion as at October 31, 2013 (October 31, 2012 – $3.5 billion), predominately related to issuers in the United Kingdom, Germany and France. Securities are carried at fair value and substantially all holdings have strong market liquidity.

The majority of the current funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (reverse repurchase agreements, repurchase agreements, and securities lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and security financing transactions are recorded on an accrual basis.

Scotiabank Annual Report  2013      31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Undrawn commitments of $8.4 billion (October 31, 2012 – $8.0 billion) are comprised of unfunded loan commitments and letters of credit issued on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $5.1 billion as at October 31, 2013 (October 31, 2012 – $4.5 billion). As at October 31, 2013, issued letters of credit with banks amounted to $2.9 billion (October 31, 2012 – $3.1 billion). Unfunded commitments are detailed further by country in Table 22 below.

The Bank’s indirect exposure is also detailed in Table 22 below and is defined as:

–	securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and

–	letters of credit or guarantees (included as loan equivalents in the above table) from entities in European countries to entities in countries outside of Europe.

Included in the indirect securities exposure was $179 million related to GIIPS, $91 million to the United Kingdom and $236 million to Germany. Indirect exposure by way of letters of credit totaled $1,523 million at October 31, 2013 (October 31, 2012 – $1,068 million), of which $69 million (October 31, 2012 – $196 million) was indirect exposure to GIIPS. Indirect exposure is managed through our credit risk management framework, with a robust assessment of the counterparty. In addition to the total indirect exposures detailed further below, the Bank had Euro-denominated collateral held for non-European counterparties of $680 million (October 31, 2012 – $507 million).

T22 Indirect exposures

As at October 31	Undrawn Commitments		Indirect Exposure
($ millions)	2013	2012	2013	2012
Greece	$0	$23	$0	$0
Ireland	68	28	18	2
Italy	74	38	21	155
Portugal	0	–	0	0
Spain	294	231	209	423
Total GIIPS	$436	$320	$248	$580

U.K.	$4,043	$2,914	$524	$138
Germany	782	1,116	370	257
France	647	879	273	306
Netherlands	845	892	172	51
Switzerland	548	942	229	125
Other	1,069	907	288	206
Total Non-GIIPS	$7,934	$7,650	$1,856	$1,083
Total Europe	$8,370	$7,970	$2,104	$1,663

The Bank does not use credit default swaps (CDS) as a risk mitigation technique to reduce its sovereign debt exposures. With respect to banks and non-bank financial institutions and corporations, the Bank may on occasion use CDS to partially offset its funded loan exposures. Specific to GIIPS as at October 31, 2013, the Bank had no CDS protection on funded exposures. As part of the trading portfolio, the Bank may purchase or sell CDS. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, Scotiabank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, Scotiabank has no funded exposure in these countries to retail customers or small businesses.

Outlook

The quality of the Bank’s credit portfolio is expected to remain strong given its low exposure to areas and regions of concern and broad global diversification. Domestically, provisions for credit losses are expected to increase with asset growth, along with potentially higher commercial provisions from a very low level in 2013. Internationally, the Bank’s loan loss ratio is expected to climb somewhat reflecting recent acquisitions.

32      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Fourth Quarter Review

Q4 2013 vs. Q4 2012

Net income

Net income was $1,703 million in the fourth quarter, an increase of $184 million or 12% from the same quarter last year. The growth in net income arose from higher net interest income partly from acquisitions, increased banking fees and stronger wealth management revenues. These increases were partly offset by growth in operating expenses.

Total revenue

Total revenue (TEB) was $5,493 million, an increase of $555 million or 11% from the same quarter last year, with significant increases in all three revenue categories. Recent acquisitions accounted for a third of the year-over-year growth.

Net interest income

Net interest income (TEB) was up $301 million or 12% from the same period last year. This growth was driven by a 13% increase in core banking assets partially offset by a three basis point decrease in the core banking margin. The former was in part from the acquisition of ING DIRECT Canada (“ING DIRECT”) and higher lending volumes in Canadian Banking and International Banking. The decline in the margin was primarily from the impact of ING DIRECT.

Net fee and commission revenues

Net fee and commission revenue of $1,788 million was up $154 million or 9% from last year. This increase was primarily from higher wealth management revenues in mutual funds and brokerage commissions, as well as growth in banking revenues from credit cards, and deposit and payment services.

Other operating income

Other operating income (TEB) was $821 million, a $101 million or 14% increase from the fourth quarter last year. Most of this increase reflected higher net gains on investment securities, a gain on the sale of a non-strategic business in Peru and higher foreign exchange fees.

Provisions for credit losses

The provision for credit losses was $329 million in the fourth quarter compared to $321 million in the same period last year. The modestly higher provisions were primarily due to higher provisions in International Banking, partially offset by lower provisions in Canadian Banking.

Operating expenses and productivity

Operating Expenses were $2,949 million in the fourth quarter, an increase of $236 million or 9% over the same quarter last year. Acquisitions accounted for approximately half of the growth. The remaining growth was due mainly to increased remuneration, including higher employee benefits costs, while premises, technology, and professional costs, also rose to support growth initiatives.

The productivity ratio was 53.7% in the fourth quarter, an improvement from 54.9% in the same period last year.

Taxes

The effective income tax rate for this quarter was 20.3% compared to 17.0% in the same quarter last year. The increase in the effective rate was due primarily to lower tax recoveries and reduced levels of tax-exempt income this year.

Q4 2013 vs. Q3 2013

Net income

Net income was $1,703 million this quarter, compared to $1,768 million in the previous quarter. Last quarter’s results included a non-recurring after-tax net benefit of $90 million in International Banking from (i) the gain on the sale of a subsidiary by an associated corporation in Thailand ($150 million after tax), less (ii) a valuation adjustment on acquisition-related receivables in Puerto Rico ($40 million after tax), and (iii) a restructuring charge in the Bank’s Uruguay operations ($20 million after tax). Adjusting for these, net income grew $25 million quarter over quarter, primarily from higher banking fees and a gain on the sale of a non-strategic business in Peru. These increases were partly offset by lower net interest income.

Total revenue

Total revenue (TEB) was $5,493 million, a reduction of $109 million or 2% from the previous quarter which included a gain from an associated corporation. Adjusting for this, revenues were up $41 million or 1% as growth in non-interest revenues more than offset a decline in net interest income.

Net interest income

Net interest income (TEB) declined $49 million to $2,885 million. This decrease was a result of a decrease in margin in International Banking and Global Banking and Markets. This was partly offset by higher interest income in Canadian Banking.

Net fee and commission revenues

Net fee and commission revenue was $1,788 million, up $34 million or 2%. This increase was from higher retail banking fees, mainly in Latin America and credit card fees, partly offset by lower underwriting fees.

Other operating income

Other operating income (TEB) was $821 million, a reduction of $92 million from the prior quarter, entirely from the noted gain from an associated corporation last quarter. The remaining growth was primarily from a gain on the sale of a non-strategic business in Peru, higher trading revenues and increased underlying earnings from associated companies.

Provisions for credit losses

The provision for credit losses was $329 million, up $15 million from last quarter, due primarily to moderately higher provisions in the commercial portfolios of the Caribbean and Colombia.

Operating expenses and productivity

Quarter over quarter, operating expenses were slightly lower by $35 million or 1%. Excluding the non-recurring items in International Banking in the previous quarter, underlying expenses grew $39 million or 1%. Higher expenditures in advertising, premises and technology to support business volumes and growth were partially offset by reduced pension and benefits costs and lower performance-based compensation.

Productivity ratio was 53.7% as compared to 53.3% in the previous period.

Taxes

The effective income tax rate this quarter was 20.3% aligned with 20.6% last quarter. Higher tax recoveries and tax-exempt income in subsidiaries this quarter offset last quarter’s benefit from the impact of increased net income from associated corporations.

Scotiabank Annual Report  2013      33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Quarterly Results

Quarterly Financial Highlights

T23 Quarterly financial highlights

For the three months ended

	Oct. 31 2013	July 31 2013	April 30 2013	Jan. 31 2013	Oct. 31 2012	July 31 2012	April 30 2012	Jan. 31 2012	Oct. 31 2011	July 31 2011	April 30 2011	Jan. 31 2011
Total revenue ($ millions)	$5,416	$5,523	$5,222	$5,182	$4,864	$5,512	$4,704	$4,621	$4,225	$4,298	$4,639	$4,148
Total revenue (TEB(1)) ($ millions)	5,493	5,602	5,304	5,256	4,938	5,589	4,773	4,689	4,299	4,371	4,708	4,219
Net income ($ millions)	$1,703	$1,768	$1,601	$1,625	$1,519	$2,051	$1,460	$1,436	$1,157	$1,303	$1,621	$1,249
Basic earnings per share ($)	1.31	1.38	1.24	1.27	1.20	1.70	1.18	1.23	0.99	1.12	1.42	1.11
Diluted earnings per share ($)	1.30	1.37	1.23	1.25	1.18	1.69	1.15	1.20	0.97	1.10	1.39	1.08
(1)	Refer to non-GAAP measures on page 17.

The Bank reported four quarters of solid performance, with positive contributions from acquisitions and organic growth.

Net interest income rose during the course of the year. Core banking assets increased significantly during 2013 from the acquisition of ING DIRECT in the first quarter, as well as continuing strong loan growth in Latin America and residential mortgage and consumer auto loan growth in Canadian Banking. Deposit with bank volumes ended the year below the average levels of the first quarter.

The Bank’s core banking margin fluctuated slightly on a quarterly basis, reflecting the timing of acquisitions, changing volumes of low yielding deposits with banks, changes in the International Banking margin as well as the maturity of debentures and capital instruments.

Canadian Banking’s margin narrowed in the first quarter, due to the acquisition of ING DIRECT but rose gradually during the rest of the year from higher mortgage spreads. International Banking’s margin increased in the first two quarters of 2013 partly from the impact of acquisitions, but declined in the second half due to narrower spreads in Asia and in Latin America. Spreads in Global Banking & Markets corporate lending portfolio were lower in the fourth quarter from a one-time yield adjustment on a specified pool of U.S. loans.

Non-interest revenues grew steadily during the year, with the third quarter including the benefit of the non-recurring gain in an associated corporation. Banking revenues trended upward during the year with the fourth quarter reflecting higher card fees and retail banking fees in

Latin America. Both mutual fund fees and retail brokerage fees grew steadily throughout the year reflecting higher average assets under management and assets under administration. Quarterly trading revenues reflected the different levels of market opportunities during the year. The level of net gains on investment securities reflected market opportunities.

Provision for credit losses fluctuated during the year due to the timing of provisions in Canadian Banking. International Banking provisions rose throughout the year reflecting loan volume growth. The provision for credit losses in Global Banking & Markets continued to be at minimal levels.

Operating expenses increased during the year, in part due to acquisitions as well as non-recurring items in International Banking in the third quarter. Technology costs increased steadily reflecting business expansion and investment in new initiatives. The timing of stock based compensation and advertising and business development costs contributed to the quarterly fluctuations.

The effective tax rate ranged between 20% and 22% reflecting different levels of income earned in lower tax jurisdictions and the timing of the benefit of increased net income from associated corporations.

An eight quarter trend in net income and other selected information is provided on page 99.

Financial Results Review: 2012 vs. 2011

In order to identify key business trends between 2012 and 2011, below are the highlighted results and related commentary.

T24 Financial Results Review

For the year ended October 31, 2012 ($ millions) Taxable Equivalent Basis	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(1)	Total
Net interest income	$4,756	$4,468	$502	$792	$(515)	$10,003
Non-interest income	1,531	2,030	3,071	2,790	276	9,698
Total revenue	$6,287	$6,498	$3,573	$3,582	$(239)	$19,701
Provision for credit losses	506	613	3	30	100	1,252
Non-interest expenses	3,152	3,687	2,067	1,519	(22)	10,403
Provision for income taxes	691	464	333	541	(449)	1,580
Net income	$1,938	$1,734	$1,170	$1,492	$132	$6,466
Net income attributable to non-controlling interests	2	169	25	2	25	223
Net income attributable to equity holders of the Bank	$1,936	$1,565	$1,145	$1,490	$107	$6,243
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2012 ($288 million) to arrive at the amounts reported in Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

34      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Financial Results Review: 2012 vs 2011 (continued)

For the year ended October 31, 2011 ($ millions) Taxable equivalent basis	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(1)	Total
Net interest income	$4,553	$3,579	$444	$768	$(330)	$9,014
Non-interest income	1,438	1,810	2,993	2,372	(317)	8,296
Total revenue	$5,991	$5,389	$3,437	$3,140	$(647)	$17,310
Provision for credit losses	592	509	2	33	(60)	1,076
Non-interest expenses	3,084	3,038	1,900	1,482	(23)	9,481
Provision for income taxes	645	375	280	367	(244)	1,423
Net income	$1,670	$1,467	$1,255	$1,258	$(320)	$5,330
Net income attributable to non-controlling interests	3	59	29	–	58	149
Net income attributable to equity holders of the Bank	$1,667	$1,408	$1,226	$1,258	$(378)	$5,181
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2011 ($287 million) to arrive at the amounts reported in Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

Net income

Net income was $6,466 million in 2012, $1,136 million or 21% higher than results in 2011. Diluted earnings per share (EPS) were $5.22, up 15.2% from $4.53 in 2011. Return on equity was strong at 19.7%.

In 2012, the Bank recorded net gains on the sale of two real estate properties ($0.61 per share), while 2011 benefited from non-recurring acquisition gains ($0.26 per share). Adjusting for the impact of these items, EPS was $4.61 in 2012, an increase of 34 cents or 8% from 2011.

Total revenues

In 2012, total revenues rose 13.6% from 2011 to $19,989 million, on a taxable equivalent basis (TEB), including the impact of real estate gains of $838 million in 2012.

Net interest income

Net interest income (TEB) increased $985 million or 11% to $10,020 million, driven primarily by the contribution of acquisitions and growth in average core banking assets. The core banking margin was unchanged from 2011.

Net fee and commission revenue

Net fee and commission revenue in 2012 was $6,274 million, up $547 million or 9.6% from 2011. Acquisitions accounted for the majority of the increase. Banking revenue was up due to strong growth in cards revenues and deposit-based fees. Mutual fund revenues also grew year over year.

Other operating income

Other operating income (TEB) was $3,695 million in 2012, an increase of $860 million or 30.3% from 2011. The increase reflected the impact of the real estate gains and the gain on disposition of a non-strategic leasing business in 2012. Partly offsetting was the acquisition-related gains of $286 million in 2011. The remaining growth was broad based, including stronger trading revenues.

Provision for credit losses

The provision for credit losses rose $176 million to $1,252 million. 2012 included an increase in the collective allowance on performing loans of $100 million compared to a reduction of $60 million in 2011.

Operating expenses

Operating expenses increased $922 million or 9.7% to $10,403 million. Acquisitions accounted for $603 million of the increase. The remaining growth was driven by higher remuneration with salaries and benefits rising due to annual merit increases and ongoing growth initiatives. Higher premises costs resulted primarily from the sale of Scotia Plaza. Business and capital taxes grew due mainly to the issuance of shares and debentures during 2012. The Bank’s continuing investment in expansion initiatives further contributed to the rise in expenses. For 2012, the Bank generated positive operating leverage of 3.9%. Adjusted for the impact of real estate gains and 2011’s acquisition-related gains, the operating leverage was positive 0.9%.

Provision for income taxes

The overall tax rate declined 150bps to 19.6% from 21.1% in 2011. The decrease was due primarily to a reduction in statutory rates in Canada, reduced deferred tax adjustments and gains on sale of real estate assets taxed at a lower rate. Partly offsetting was a lower level of tax-exempt income in 2012 and acquisition-related gains in 2011 that were not taxable.

Financial performance of Business lines

Canadian Banking

Canadian Banking’s net income was $1,938 million in 2012, $268 million or 16% higher than in 2011. Return on economic equity was 39.1% versus 35.7% in 2011. Retail, small business, and commercial banking all generated strong performances.

Total revenues were $6,287 million, up $296 million or 5% from 2011.

Net interest income increased 4% to $4,756 million. The impact of solid volume growth was partly offset by a decline of 5 basis points in the interest profit margin to 2.16%. The margin decrease was due mainly to general competitive pressure on deposit spreads in a continuing low interest rate environment.

International Banking

International Banking’s net income was $1,734 million, up $267 million or 18% from 2011. Results benefitted from the favourable contribution from acquisitions in 2012 and strong underlying revenue growth, offset in part by higher loan losses and expenses. Return on economic equity was 12.3% compared to 13.2% last year.

Total revenues were $6,498 million in 2012, up $1,109 million or 21%. Net interest income rose $889 million, driven by recent acquisitions and broad-based organic loan growth. The net interest margin was 4.14%, up from 3.89% in 2011 largely due to acquisitions.

Net fee and commission revenues increased 21% to $1,299 million largely due to acquisitions in 2012, and higher banking fees and foreign exchange revenues in Latin America, Caribbean and Central America.

Global Wealth & Insurance

Global Wealth Insurance reported net income of $1,170 million in 2012, a decrease of $85 million or 7% compared to 2011. This was due to one-time acquisition-related gain of $260 million on the Bank’s initial investment in DundeeWealth in 2011. Excluding this gain, net income increased $175 million or 18% driven by strong insurance and mutual fund sales, and higher assets under management and assets under administration notwithstanding challenging financial markets. Return on economic equity was 14.5% compared to 17.6% 2011, and was lower due to the one-time acquisition-related gain in 2011.

Total revenues for the year were $3,573 million, an increase of $136 million or 4% over 2011. Excluding the acquisition-related gain, total revenue was up $396 million or 12% mainly driven by the full year impact of DundeeWealth, higher global insurance, asset management and international wealth revenues.

Scotiabank Annual Report  2013      35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Results Review: 2012 vs 2011 (continued)

Global Banking & Markets

Global Banking & Markets reported very strong net income of $1,492 million in 2012, an increase of $234 million or 19% from 2011. The 2012 result was one of the best on record, and was positively impacted by strong customer demand and an improvement in market conditions over the latter part of last year. Solid revenue growth across the business platform substantially outpaced the modest growth in expenses. Return on economic equity was 27.9% compared to 21.8% in 2011.

Total revenues during 2012 were $3,582 million compared to $3,140 million in 2011, an increase of 14% as the business continued to benefit from a diversified products and services platform. As well, there was a significant improvement in market conditions compared to the challenging market environment faced during 2011. The increase was driven across the fixed income, equities, commodities and precious metals businesses. Both equities and precious metals experienced record revenues during 2012. Also contributing was very strong growth in the Europe corporate lending business and solid results in the U.S. and Canadian lending businesses. This was partly offset by a modest decline in investment banking due mainly to softness in M&A activity.

Other

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $288 million in 2012, compared to $287 million in 2011.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

In addition to the TEB gross-up and tax normalization adjustment noted above, the following identifies the other material items affecting the reported results in each year.

In 2012, net income of $132 million included the after-tax gain of $708 million on sale of real estate assets and an increase in the collective allowance for credit losses on performing loans of $74 million. Adjusting for these items, the Other segment had a net loss of $502 million reflecting the impact of asset / liability management activities and a redemption cost of $17 million on a capital instrument liability which was fully offset in non-controlling interests. As well, there was a $39 million offset to revenues reported in the other operating segments related to the underwriting of the Bank’s common share issuance during the year. The latter had no impact on the Bank’s consolidated results. Partly offsetting were net gains of $43 million on investment securities.

In 2011, net loss of $320 million reflected the impact of asset / liability management activities, offset in part by net gains of $131 million on investment securities, foreign currency related gains of $64 million arising from the conversion to IFRS which have since been hedged, and a $43 million reduction in the collective allowance for credit losses on performing loans.

Financial Position 2012 vs. 2011

Total assets

The Bank’s total assets at October 31, 2012 were $668 billion, up $74 billion or 12% from October 31, 2011. The impact of foreign currency translation was not significant.

Cash and deposits with banks grew by $10 billion, due mainly to increases in interest bearing deposits with central banks in the U.S. and the United Kingdom.

Precious metals rose $3 billion and securities purchased under resale agreements increased by $13 billion.

Trading assets

Trading assets increased $12 billion from October 31, 2011, primarily in trading securities which were up $12 billion from higher holdings of U.S. and other foreign government debt, and common equities.

Investment securities

Investment securities grew by $3 billion due mainly to increased holdings of U.S. and other foreign government debt, partially offset by reduced holdings of Canadian government debt.

As at October 31, 2012, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $891 million, an increase of $155 million from October 31, 2011. The change was due mainly to increases in the values of corporate bonds and equities.

Loans

Loans increased $37 billion or 11% from October 31, 2011. Business and government loans rose $19 billion due primarily to growth in Latin America, including the acquisition of Banco Colpatria in Colombia, and growth in Global Banking & Markets, mainly investment grade corporate loans in the U.S. and Europe. In retail lending, residential mortgages increased $14 billion due primarily to growth in Canada. Personal and credit card loans rose $5 billion due mainly to Banco Colpatria and growth in Canada.

Total liabilities

Total liabilities were $627 billion as at October 31, 2012, up $64 billion or 11% from October 31, 2011.

Deposits

Total deposits increased by $42 billion. Personal deposits grew by $5 billion primarily from growth in deposits in Canada and the acquisition of Banco Colpatria. Business and government deposits increased $29 billion due mainly from growth in the U.S. and Canada as well as the inclusion of Banco Colpatria. Deposits by banks increased $9 billion in the U.S. and Asia.

Other Liabilities

Obligations related to securities sold under repurchase agreements and obligations related to securities sold short grew by $19 billion and $3 billion, respectively. Derivative instrument liabilities decreased $5 billion, which was similar to the decrease in derivative instrument assets.

Equity

Total equity increased $9,139 million from October 31, 2011. This increase was driven by internal capital generation of $3,557 million, the issuance of common shares of $4,803 million including public offerings of $3,329 million, and $518 million for the purchase of Banco Colpatria, as well as $956 million through the Dividend Reinvestment Plan and the exercise of options.

The accumulated other comprehensive loss decreased $466 million due to higher unrealized gains on available-for-sale securities, improvements in unrealized foreign exchange losses on the Bank’s investments in its foreign operations, and lower unrealized losses on cash flow hedges.

36      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

GROUP FINANCIAL CONDITION

T25 Condensed statement of financial position

As at October 31 ($ billions)	2013	2012	2011
Assets
Cash, deposits with financial institutions and precious metals	$62.2	$59.7	$48.0
Trading assets	96.5	87.6	75.8
Securities purchased under resale agreements and securities borrowed	82.5	66.2	47.2
Investment securities	34.3	33.4	30.2
Loans	402.2	352.5	319.0
Other	66.1	68.6	74.2
Total assets	$743.8	$668.0	$594.4

Liabilities
Deposits	$516.6	$463.6	$421.3
Obligations related to securities sold under repurchase agreements and securities lent	77.5	56.9	38.2
Other liabilities	96.6	94.6	93.8
Subordinated debentures	5.8	10.1	6.9
Capital instrument liabilities	0.7	1.4	2.0
Total liabilities	$697.2	$626.6	$562.2

Equity
Common equity	40.6	35.3	26.3
Preferred shares	4.1	4.4	4.4
Other(1)	1.9	1.7	1.5
Total equity	$46.6	$41.4	$32.2
Total liabilities and shareholders’ equity	$743.8	$668.0	$594.4

(1)	Includes non-controlling interests of $1.9 billion in 2013, $1.7 billion in 2012 and $1.5 billion in 2011.

Statement of Financial Position

Assets

The Bank’s total assets at October 31, 2013 were $744 billion, up $76 billion or 11% from October 31, 2012, including approximately $28 billion related to the acquisition of ING DIRECT.

Cash and deposits with financial institutions grew by $6 billion, due mainly to increases in interest bearing deposits with central banks, while precious metals decreased $4 billion due to lower prices and inventory. Securities purchased under resale agreements and securities borrowed increased by $16 billion.

Trading Assets

Trading assets increased $9 billion from October 31, 2012. Trading securities rose $10 billion from higher holdings of common equities, and U.S. and Canadian provincial government debt. Trading loans decreased $2 billion due mainly to a reduction in precious metals trading and lending activities.

Investment Securities

Investment securities grew by $1 billion due mainly to increased holdings of other foreign government debt. As at October 31, 2013, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $980 million, an increase of $89 million from October 31, 2012. The change was due mainly to increases in common equities, as unrealized gains on debt securities declined year over year.

Loans

Loans increased $50 billion or 14% from October 31, 2012. Residential mortgages increased $34 billion mainly from the acquisition of ING DIRECT. Personal and credit card loans rose $8 billion due mainly to growth in Canada and Mexico. Business and government loans were up $8 billion due primarily to growth in Latin America and Asia.

Total Liabilities

Total liabilities were $697 billion as at October 31, 2013, up $71 billion or 11% from October 31, 2012, including $35 billion from ING DIRECT.

Deposits

Total deposits increased by $53 billion. Personal deposits grew by $33 billion primarily from the acquisition of ING DIRECT. Business and government deposits increased $21 billion, $6 billion from the ING DIRECT acquisition as well as other growth in Canada and the U.S. Deposits by financial institutions decreased $1 billion.

C20	Loan portfolio

loans & acceptances, $ billions, as at October 31

C21	Deposits

$ billions, as at October 31

Scotiabank Annual Report  2013      37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Liabilities

Obligations related to securities sold under repurchase agreements and securities lent, as well as obligations related to securities sold short, grew by $21 billion and $6 billion, respectively. Derivative instrument liabilities decreased $6 billion, which was similar to the decrease in derivative instrument assets.

Equity

Total shareholders’ equity increased $5,172 million from October 31, 2012. This increase was driven by internal capital generation of $3,337 million, the issuance of common shares of $1,377 million, comprised of $99 million for the purchase of Colfondos in Colombia and $1,278 million through the Dividend Reinvestment Plan and the exercise of options. The Bank redeemed $300 million of preferred shares during the year.

Accumulated other comprehensive income increased $576 million due mainly to reduced unrealized foreign exchange translation on the Bank’s investments in its foreign operations, and higher unrealized gains on available-for-sale securities.

Non-Controlling Interests

Non-controlling interests in subsidiaries increased $189 million due mainly to current period net income attributable to non-controlling interests, net of dividends paid, and the acquisition of Colfondos. Non-controlling interests for capital instrument equity holders decreased $34 million due mainly to distributions to noteholders.

Outlook

Assets and deposits are expected to continue to grow in 2014, with increases spread across all business lines. In Canada, a slight decline in residential mortgages, mainly due to ING DIRECT mortgage run-off, is expected to be offset by growth in other asset classes. Internationally lending assets and deposits are expected to grow.

Capital Management

Overview

Scotiabank is committed to maintaining a strong capital base to support the risks associated with its diversified businesses. Strong capital levels contribute to safety for the Bank’s customers, foster investor confidence and support strong credit ratings. It also allows the Bank to take advantage of growth opportunities as they arise and enhance shareholder returns through increased dividends. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite for the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including economic and regulatory capital measures.

Governance and oversight

The Bank has a sound capital management framework to measure, deploy and monitor its available capital and assess its adequacy. Capital is managed in accordance with the Board-approved Capital Management Policy. In addition, the Board reviews and approves the Bank’s annual capital plan. The Liability Committee and senior executive management provide governance over the capital management process. The Bank’s Finance, Treasury and Global Risk Management groups take a coordinated approach to implementing the Bank’s capital plan.

Risk appetite

The risk appetite framework that establishes enterprise wide risk tolerances in addition to capital targets are detailed in the Risk

Management section “Risk appetite framework” on page 62. The framework encompasses medium to long-term targets with respect to regulatory capital thresholds, earnings, economic capital and other risk-based parameters. These targets ensure the Bank achieves the following overall objectives: exceed regulatory and internal capital targets, manage capital levels commensurate with the risk profile of the Bank, maintain strong credit ratings and provide the Bank’s shareholders with acceptable returns.

Regulatory capital

Capital ratios are a means to monitor the capital adequacy and the financial strength of banks. The three primary regulatory risk-based capital ratios, Common Equity Tier 1, Tier 1 and Total, are determined by dividing capital components by risk-weighted assets.

Capital adequacy standards for Canadian banks are regulated by the Canadian regulator, the Office of the Superintendent of Financial Institutions (OSFI). These standards are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS).

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by BCBS and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). OSFI has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms.

As compared to previous standards, Basel III places a greater emphasis on common equity by introducing a new category of capital, Common Equity Tier 1 (CET1), which consists primarily of common shareholders’ equity net of regulatory deductions. These regulatory adjustments include goodwill, intangible assets (net of deferred tax liabilities), deferred tax assets, pension assets and investments in financial institutions over certain thresholds. Overall, the Basel III rules increase the level of regulatory deductions relative to Basel II.

Basel III also increases the level of risk-weighted assets for significant investments and deferred tax amounts under defined thresholds, exposures to large or unregulated financial institutions meeting specific criteria, derivative exposures to centralized counterparties and exposures that give rise to wrong way risk.

On January 13, 2011, additional guidance was issued by the BCBS, with respect to requirements for loss absorbency of capital at the point of non-viability. These requirements were effective on January 1, 2013 for Canadian banks. These rules affect the eligibility of instruments for inclusion in regulatory capital and provide for a transition and phase-out of any non-eligible instruments. All of the Bank’s current preferred shares, capital instruments and subordinated debentures do not meet these additional criteria and are subject to phase-out commencing January 2013. The Bank reserves the right to redeem, call or repurchase any capital instruments within the terms of each offering at any time in the future.

To enable banks to meet the new standards, the BCBS Basel III rules contain transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a phase-in of new deductions to common equity over 5 years, phase-out of non-qualifying capital instruments over 10 years and a phase-in of a capital conservation buffer over 4 years. As of January 2019, banks will be required to meet new minimum requirements related to risk-weighted assets of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%, minimum Tier 1 ratio of 8.5%, and Total capital ratio of 10.5%.

Commencing the first quarter of 2013, OSFI required Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’) and achieve a minimum 7% Common Equity Tier 1 target.

38      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Regulatory developments related to capital

In a March 2013 advisory letter, OSFI designated the six largest banks in Canada as domestic systemically important banks (D-SIBs), increasing its minimum capital ratio requirements by 1% for the identified D-SIBs. This 1% surcharge is applicable to all minimum capital ratio requirements for CET1, Tier 1 and Total Capital, by no later than January 1, 2016, in line with the requirements for global systemically important banks.

Further to OSFIs December 2012 deferral of the Basel III credit valuation adjustment (CVA) related capital charges, on August 21, 2013, OSFI advised that the charge will now be phased-in over a five-year period beginning January 1, 2014.

In addition to risk-based capital requirements, the recent Basel III reforms introduced a simpler, non-risk based leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements.

In June 2013, the BCBS issued a consultative document proposing revisions to the Basel III Leverage Ratio framework. Revisions to the framework relate primarily to the exposure measure, i.e. the denominator of the ratio, and consist mainly of: further clarification on the treatment for derivatives, related collateral, and securities financing transactions; additional requirements for written credit derivatives; and, minimum public disclosure requirements commencing January 2015. Any final adjustments to the definitions and calibration of the leverage ratio are expected to be made by 2017, with a view to migrating to a Pillar 1 requirement on January 1, 2018.

Planning, managing and monitoring capital

Capital is managed and monitored based on planned changes in the Bank’s strategy, identified changes in its operating environment or changes in its risk profile. As part of the Bank’s comprehensive ICAAP, sources and uses of capital are continuously measured and monitored through financial metrics, including regulatory thresholds, economic capital and tangible common equity. (These results are used in capital planning and strategic decision-making.)

The Bank’s assessment of capital adequacy is in the context of its current position and its expected future risk profile and position relative to its internal targets while considering the potential impact of various stress scenarios. Specific scenarios are selected based on the current economic conditions and business events facing the Bank. In addition, the Bank’s forward looking capital adequacy assessment includes a consideration of the results of more severe multi-risk scenarios within its enterprise-wide stress testing. This testing is used to determine the extent to which severe, but plausible events, impact the Bank’s capital.

The Bank sets internal economic and regulatory capital targets. Economic capital targets ensure the Bank’s available capital is sufficient within the context of its risk appetite. The Bank’s regulatory capital targets ensure that it exceeds current, and is well placed to meet expected future, regulatory requirements and has sufficient capital.

For economic capital, the Bank’s medium-term internal target is that common shareholder’s equity should be at least 100% of required economic capital. However, in the short term, it may be as low as 95% of required economic capital and supported by preferred shares.

For regulatory capital, the Bank’s internal target includes an adequate buffer over the regulatory minimum ensuring sufficient flexibility for future capital deployment and in consideration of the Bank’s risk appetitie, the volatility of planning assumptions, the results from stress testing and contingency planning.

The Bank has a comprehensive risk management framework to ensure that the risks taken while conducting its business activities are consistent with its risk appetite, its impact on capital relative to internal targets, and that there is an appropriate balance between risk and return. Refer to the Risk Management section on page 60 for further discussion on the Bank’s risk management framework. In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the assets and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is balanced against the goal of generating an appropriate return for the Bank’s shareholders.

Capital generation

Capital is generated internally through net earnings after dividend payments. As well, capital is generated by the issuance of common shares, preferred shares, Tier 1 innovative instruments and Tier 2 subordinated debentures.

Capital utilization

The Bank deploys capital to support sustainable, long-term revenue and net income growth. The growth can be through existing businesses by attracting new customers, increasing cross-selling activities to existing customers, adding new products and enhancing sales productivity, or through acquisitions. All major initiatives to deploy capital are subject to rigorous analysis, validation of business case assumptions and evaluation of expected benefits. Key financial criteria include impact on earnings per share, capital ratios, return on invested capital, expected payback period and internal rate of return based on discounted cash flows. Any potential business acquisitions, investments or strategic initiatives are reviewed and approved by the Bank’s Strategic Transaction Executive Committee, to ensure effective deployment of capital.

Regulatory capital ratios

The Bank continues to maintain strong, high quality capital levels which positions it well for future business growth. In 2013, the Bank’s regulatory capital ratios improved as a result of prudent capital management and strong internally generated capital.

The Basel III all-in Common Equity Tier 1 (CET1) ratio as at year end was 9.1%. Increases to CET1 were due to strong internal capital generation and external issuances through the Bank’s Dividend Reinvestment and Share Purchase plans. Partially offsetting these increases was the acquisition of ING DIRECT in the first quarter of 2013 and organic growth in risk-weighted assets through the year. In addition to these changes, redemptions of non-common capital instruments during the year resulted in Basel III all-in Tier 1 and Total capital ratios of 11.1% and 13.5%, respectively, as at year-end.

The Bank’s capital ratios continue to be well in excess of OSFI’s minimum capital ratios of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital respectively. These ratios were also strong by international standards.

In addition to the regulatory risk-based capital ratios, banks are also subject to a maximum leverage test, the assets to capital multiple (ACM) as established by OSFI. The ACM is calculated by dividing a bank’s total assets, including specified off-balance sheet items, such as direct credit substitutes and performance letters of credit, by its total capital. As at October 31, 2013, the Bank’s ACM of 17.1x was well below the regulatory maximum thresholds.

Outlook

The Bank will continue to have a strong capital position in 2014. Capital will be prudently managed to support organic growth initiatives, selective acquisitions and evolving regulatory changes, while enhancing shareholder returns. The Bank expects to remain well above the fully implemented Basel III common equity Tier 1 ratio of 7% as required by OSFI.

Scotiabank Annual Report  2013      39

MANAGEMENT’S DISCUSSION AND ANALYSIS

T26 Regulatory capital(1)

IFRS	CGAAP
Basel III All-in	Basel II

As at October 31 ($ millions)	2013	2012	2011	2010	2009
Common Equity Tier 1 capital
Total Common Equity(2)	$40,569	$34,755	$27,932	$23,199	$20,945
Qualifying Non-controlling interest in Common Equity of subsidiaries	479	966	640	579	554
Goodwill and Non-qualifying Net Intangibles	(9,772)	(7,840)	(6,860)	(3,638)	(3,469)
Threshold Deductions	(3,630)
Other Common Equity Tier 1 capital deductions(3)	(1,287)
Common Equity Tier 1	26,359
Innovative capital instruments(4)	1,400	2,150	2,900	3,400	3,400
Non-cumulative preferred shares(4)	4,084	4,384	4,384	3,975	3,710
Qualifying Non-controlling interest in Tier 1 capital of subsidiaries	71
Other Tier 1 deductions under Basel II(5)	–	21	(507)	(2,181)	(1,490)
Net Tier 1 Capital	$31,914	$34,436	$28,489	$25,334	$23,650
Tier 2 capital
Subordinated debentures, net of amortization(4)	$5,841	$9,893	$6,723	$6,790	$6,833
Eligible collective allowance for inclusion in Tier 2 and excess allowance (re: IRB approach)	971	454	353	574	570
Qualifying Non-controlling interest in Tier 2 capital of subsidiaries	115
Other capital deductions under Basel II(5)	–	(2,590)	(3,033)	(3,099)	(2,465)
Tier 2 capital	$6,927	$7,757	$4,043	$4,265	$4,938
Total capital	$38,841	$42,193	$32,533	$29,599	$28,588

Risk-weighted assets ($ billions)
Credit risk	$240.9	$210.0	$200.8	$180.5	$187.8
Market risk	15.4	13.8	5.9	10.5	11.4
Operational risk	31.9	29.5	27.3	24.0	22.4
Total risk-weighted assets	$288.2	$253.3	$234.0	$215.0	$221.6

Capital ratios
Common Equity Tier 1 capital ratio	9.1%	N/A	N/A	N/A	N/A
Tier 1 capital ratio(6)	11.1%	13.6%	12.2%	11.8%	10.7%
Total capital ratio(6)	13.5%	16.7%	13.9%	13.8%	12.9%
Assets to capital multiple(7)	17.1	x	15.0	x	16.6	x	17.0	x	16.6	x

(1)	Effective November 1, 2012 regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (Refer to page 38). Comparative amounts for prior periods were determined in accordance with Basel II rules and have not been restated.
(2)	Prior period amounts exclude components of accumulated other comprehensive income not eligible for Basel II Tier 1 Capital.
(3)	Other Common Equity Tier 1 capital deductions under Basel III all-in include deferred tax assets (excluding those arising from timing differences) and Defined Benefit Pension Fund Assets and other items.
(4)	Non-qualifying Tier 1 and Tier 2 capital instruments are subject to a phase-out period of 10 years.
(5)	Basel II deductions include 50/50 deduction of certain investments in associated corporations and other items.
(6)	For fiscal 2012, excluding the equity issued for the Bank’s acquisition of ING DIRECT, Tier 1 and Total Capital ratios were 12.9% and 16.0% respectively
(7)	Under Basel III, assets to capital multiple is calculated by dividing the Bank’s total assets, including specific off-balance sheet items, by total regulatory capital on a transitional basis

T27 Changes in regulatory capital(1)

	IFRS		CGAAP
	Basel III All-in	Basel II

For the fiscal years ($ millions)	2013	2012	2011	2010	2009
Total capital, beginning of year	$42,193	$32,533	$29,599	$28,588	$27,847
Implementation of Basel III	$(1,906)
Changes in Common Equity Tier 1
Net Income attributable to Common Equity Holders of the Bank	6,422	6,243	5,181	4,239	3,547
Dividends paid to Equity Holders of the Bank	(3,075)	(2,713)	(2,416)	(2,224)	(2,176)
Movements in Accumulated Other Comprehensive Income, excluding Cash Flow Hedges(2)	482	168	(624)	(590)	(1,736)
Shares issued (change in Common shares and contributed surplus)	1,404	4,872	2,657	829	1,117
Change in Non-controlling interest in Common Equity of Subsidiaries	119	339	62	24	52
Change in Goodwill and other intangible assets (net of related tax liability)	(1,928)	(577)	(1,612)	(142)	(635)
Other changes including regulatory adjustments below:	(379)
–Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	48
–Significant investments in the common equity of other financial institutions (amount above 10% threshold)	(147)
–Other	(280)
Changes in Common Equity Tier 1	$3,045	N/A	N/A	N/A	N/A
Changes in Additional Tier 1 Capital
Issued	–	–	409	265	1,500
Redeemed	(1,050)	(750)	(500)	–	–
Other changes including regulatory adjustments and phase-out of non-qualifying instruments	23	(1,634)	(3)	(717)	(1,251)
Changes in Additional Tier 1 Capital	$(1,027)	$5,948	$3,154	$1,684	$418
Changes in Tier 2 Capital
Issued	–	3,250	–	–	1,606
Redeemed	(4,052)	–	(67)	(43)	–
Collective allowances eligible for inclusion in Tier 2 and Excess Allowance under AIRB	517	101	(218)	3	59
Other changes including regulatory adjustments and phase-out of non-qualifying instruments	71	361	65	(633)	(1,342)
Changes in Tier 2 Capital	$(3,464)	$3,712	$(220)	$(673)	$323
Total capital generated (used)	$(3,352)	$9,660	$2,934	$1,011	$741
Total capital, end of year	$38,841	$42,193	$32,533	$29,599	$28,588

(1)	Effective November 1, 2012 regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (Refer to page 38). Compartive amounts for prior periods were determined in accordance with Basel II rules and have not been restated.
(2)	The Bank implemented IFRS on November 1, 2011, however amounts related to regulatory capital for prior periods have not been restated as they represent the actual amounts in the period for regulatory purposes.

40      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Regulatory Capital Components

Bank regulatory capital is divided into three components – Common Equity Tier 1 (CET1), Tier 1 capital and Tier 2 capital, depending on their degree of permanency and loss absorbency. All components of capital provide support for banking operations and protect depositors.

CET1, consists primarily of common shareholders’ equity, a proration of non-controlling interests, and regulatory deductions. These regulatory deductions include goodwill, intangible assets (net of deferred tax liabilities), deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in the common equity of other financial institutions.

Additional Tier 1 capital consists primarily of qualifying non-cumulative preferred shares and qualifying innovative Tier 1 instruments or non-qualifying instruments subject to phase-out. Tier 2 capital consists mainly of qualifying subordinated or non-qualifying debentures subject to phase-out and the eligible allowances for credit losses.

The Bank’s Total Capital was $38.8 billion as at October 31, 2013, down $3.4 billion from the prior year primarily from:

•	$1.9 billion reduction due to the implementation of Basel III.

•	$1.9 billion decrease due to increases in goodwill and intangible deductions as a result of current year acquisitions, primarily ING DIRECT.

•	$5.3 billion reduction due to redemptions including $0.8 billion of capital instruments, $0.3 billion of preferred shares and $4.1 billion of subordinated debentures, net of amortization.

Partly offset by:

•	$3.3 billion growth in retained earnings. Over the past five years, the Bank’s level of internal capital generation has been consistently strong.

•	$1.4 billion increase due to common equity issuances largely through the Dividend Reinvestment Program and Share Purchase Plan.

Dividends

The strong earnings and capital position of the Bank allowed the Bank to increase its dividends twice in 2013. The annual dividend payout in 2013 was $2.39, compared to $2.19 in 2012. Dividends have risen at a compound annual rate of 11% over the past 10 years.

T28 Selected capital management activity

For the fiscal years ($ millions)	2013	2012	2011
Dividends
Common	$2,858	$2,493	$2,200
Preferred	217	220	216
Common shares issued(1)(2)	1,377	4,803	2,586
Preferred shares redeemed(3)	(300)	–	–
Preferred shares issued(3)	–	–	409
Subordinated debentures issued(4)	–	3,250	–
Maturity, redemption and repurchase of subordinated debentures(4)	(4,210)	(20)	–
Issuance/(redemption) of trust securities(5)	$(750)	$(750)	$(500)

(1)	Represents primarily cash received for stock options exercised during the year, common shares issued pursuant to the Dividend and Share Purchase Plan and shares issued for acquisitions.
(2)	For further details, refer to Note 25 of the Consolidated Financial Statements.
(3)	For further details, refer to Note 26 of the Consolidated Financial Statements.
(4)	For further details, refer to Note 21 of the Consolidated Financial Statements.
(5)	For further details, refer to Note 22 of the Consolidated Financial Statements.

C22 Tier 1 capital* %, as at October 31
* Amounts prior to 2012 are calculated under Basel II and amounts prior to 2011 are calculated under CGAAP

C23	Dividend growth

dollars per share

C24	Internally generated capital*

$ billions, for years ended October 31

* Amounts prior to 2011 calculated under CGAAP

Scotiabank Annual Report  2013      41

MANAGEMENT’S DISCUSSION AND ANALYSIS

Share data and other capital instruments

The Bank’s common and preferred share data, as well as other capital instruments, are shown in Table 29. Further details, including exchangeability features, are discussed in Notes 21, 22, 25 and 26 of the Consolidated Financial Statements.

T29 Shares and other instruments

As at October 31, 2013 Share data	Amount ($ millions)	Dividend	Coupon (%)	Number outstanding (000s)
Common shares(1)	$ 14,516	$ 0.62	–	1,208,589
Preferred shares
Preferred shares Series 13(2)	300	0.300000	4.80	12,000
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	187	0.209375	3.35	7,498
Preferred shares Series 19(2)(3)(5)	158	0.189750	3.04	6,302
Preferred shares Series 20(2)(3)(6)	201	0.225625	3.61	8,039
Preferred shares Series 21(2)(3)(7)	149	0.167875	2.69	5,961
Preferred shares Series 22(2)(3)(8)	300	0.312500	5.00	12,000
Preferred shares Series 24(2)(3)(9)	250	0.390600	6.25	10,000
Preferred shares Series 26(2)(3)(10)	325	0.390625	6.25	13,000
Preferred shares Series 28(2)(3)(11)	275	0.390625	6.25	11,000
Preferred shares Series 30(2)(3)(12)	265	0.240625	3.85	10,600
Preferred shares Series 32(2)(3)(13)	409	0.231250	3.70	16,346

Trust securities	Amount ($ millions)	Dividend	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2003-1 issued by Scotiabank Capital Trust(15)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(14)	$ 750	$ 28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(14)	650	39.01	7.802	650

Trust subordinated notes		Amount ($ millions)	Interest rate (%)	Number outstanding (000s)
Scotiabank Trust Subordinated Notes – Series A issued by Scotiabank Subordinated Notes Trust(16)

Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(17)				23,609

(1)	Dividends on common shares are paid quarterly. As at November 22, 2013, the number of outstanding common shares and options was 1,208,788 thousand and 23,542 thousand, respectively. This includes 1.7 million common shares issued on December 19, 2012 as consideration for the acquisition of Colfondos SA.
(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(3)	These preferred shares have conversion features (refer to Note 26 of the Consolidated Financial Statements for further details).
(4)	Dividends, if and when declared, are for the five-year period ending on April 25, 2018. Subsequent to the five-year fixed rate period, and resetting every five years thereafter, the dividends for the preferred shares Series 18, will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00. On April 26, 2013, 6,302 thousand of the 13,800 thousand non-cumulative preferred shares Series 18 were converted into non-cumulative preferred shares Series 19.
(5)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 2.05%, multiplied by $25.00, which will be reset quarterly until April 25, 2018.
(6)	Dividends, if and when declared, are for the initial five-year period ending on October 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends for the preferred shares Series 20, will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00. On October 26, 2013, 5,961 thousand of the 14,000 thousand non-cumulative preferred shares Series 20 were converted into non-cumulative preferred shares Series 21.
(7)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.70%, multiplied by $25.00, which will be reset quarterly until October 25, 2018.
(8)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.
(9)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 3.84%, multiplied by $25.00.
(10)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.14%, multiplied by $25.00.
(11)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.46%, multiplied by $25.00.
(12)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2015. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(13)	Dividends, if and when declared, are for the initial five-year period ending on February 1, 2016. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
(14)	Each security is entitled to receive non-cumulative fixed cash distributions payable semi-annually (refer to Note 22 of the Consolidated Financial Statements for further details).
(15)	On June 30, 2013, Scotiabank Capital Trust redeemed all of its issued and outstanding Scotiabank Trust Securities-Series 2003-1.
(16)	On November 1, 2012, Scotiabank Subordinated Notes Trust redeemed all of its issued and outstanding Scotiabank Trust Subordinated Notes-Series A.
(17)	Included are 644 thousand stock options with Tandem Stock Appreciation Right (Tandem SAR) features.

Credit ratings

Credit ratings affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The Bank continues to have strong credit ratings. The current ratings are AA by DBRS, Aa2 by Moody’s, AA- by Fitch and A+ by Standard and Poor’s (S&P). In December 2012, S&P downgraded the Bank’s credit ratings mainly to reflect the revision of S&P’s Banking Industry

Country Risk Assessment (BICRA) for Canada. Moody’s downgraded the Bank’s credit ratings, along with a number of other Canadian financial institutions in January 2013.

These changes are not unique to the Bank. Rather, they reflect those rating agencies’ views related to macro-economic issues including consumer debt levels, elevated housing prices in Canada and system-wide downside risks to the economic environment.

42      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Risk-weighted assets

Regulatory capital requirements are based on OSFI’s target minimum percentage of risk-weighted assets (RWA). RWA represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk-weights to on- and off-balance sheet exposures. RWA increased by $34.9 billion in 2013 to $288.2 billion. The key contributors to the change were credit risk of $30.9 billion, market risk of $1.6 billion, and operational risk of $2.3 billion.

Credit risk-weighted assets

Credit risk-weighted assets of $241 billion increased $30.9 billion as shown in Table 30 from the following components:

•	Underlying business growth added $12.4 billion to RWA largely as a result of increases in retail and business lending across all business lines.

•	Improvement in the credit quality of the portfolio resulted in $0.7 billion reduction in RWA. Favourable credit experiences resulted in improved risk parameters which are updated at least annually to account for increased historical data and changes in model estimates/assumptions.

•

Methodology and policy changes reflected the adoption of Basel III which resulted in an increase of $11.5 billion. This was due to the asset value correlation multiplier applicable to exposures with financial institutions meeting specific criteria, the risk-weighting of exchange traded derivatives, and changes in the treatment of securitizations and significant investments.

•	Increased RWA from acquisitions of $3.8 billion, due primarily to the acquisition of ING DIRECT.

•

The impact of foreign exchange translation added $4.0 billion mainly due to the Canadian dollar weakening against the U.S. dollar. The Bank’s structural foreign exchange exposures are managed with the primary objective of ensuring, where practical, that consolidated capital ratios and the capital ratios of individual banking subsidiaries are largely protected from the effect of changes in exchange rates.

T30 – Flow statement for credit risk-weighted assets ($ millions)

Credit risk-weighted assets movement by key driver(1) ($ millions)	Total credit risk
Credit risk-weighted assets as at November 1, 2012 (Basel II)	$209,966
Book size(2)	12,448
Book quality(3)	(745)
Model updates(4)	–
Methodology and policy(5) (Implementation of Basel III)	11,473
Acquisitions and disposals	3,843
Foreign exchange movements	3,955
Other	–
Credit risk-weighted assets as at October 31, 2013 (Basel III)	$240,940
(1)	Includes counterparty credit risk.
(2)	Book size is defined as organic changes in book size and composition (including new business and maturing loans).
(3)	Book quality is defined as quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.
(4)	Model updates are defined as model implementation, change in model scope or any change to address model enhancement.
(5)	Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes, such as new regulation (e.g. Basel III).

Credit risk-weighted assets – non-retail

Credit risk measures the risk that a borrower or counterparty will fail to honour its financial or contractual obligations to the Bank. The Bank uses the Advanced Internal Ratings Based (AIRB) approach under Basel III to determine minimum regulatory capital requirements for its domestic, U.S. and European credit portfolios, and certain international non-retail portfolios. The remaining credit portfolios are subject to the Standardized approach, which relies on the external credit ratings of borrowers, if available, to compute regulatory capital for credit risk. For

AIRB portfolios, the key risk measures used in the quantification of regulatory capital for credit risk include probability of default (PD), loss given default (LGD) and exposure at default (EAD).

•

Probability of default (PD) measures the likelihood that a borrower, with an assigned Internal Grade (IG) code, will default within a one-year time horizon. IG codes are a component of the Bank’s risk rating system described on page 68. Each of the Bank’s internal borrower IG codes is mapped to a PD estimate.

T31 Internal rating scale(1) and mapping to external rating agencies

Equivalent Rating
External Rating – S&P	External Rating – Moody’s	External Rating – DBRS	Grade	IG Code	PD Range(2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)	Investment grade	99-98	0.0000% – 0.0610%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0610% – 0.1699%
A to A-	A2 to A3	A to A (low)		90	0.0951% – 0.2249%
BBB+	Baa1	BBB (high)		87	0.1187% – 0.2977%
BBB	Baa2	BBB		85	0.1481% – 0.3941%
BBB-	Baa3	BBB (low)		83	0.1849% – 0.5216%
BB+	Ba1	BB (high)	Non-Investment grade	80	0.3026% – 0.6923%
BB	Ba2	BB		77	0.4950% – 0.9189%
BB-	Ba3	BB (low)		75	0.8099% – 1.2196%
B+	B1	B (high)		73	1.2196% – 1.6188%
B to B-	B2 to B3	B to B (low)		70	1.6188% – 3.1128%
CCC+	Caa1	-	Watch list	65	3.1128% – 10.9168%
CCC	Caa2	-		60	10.9168% – 21.6358%
CCC- to CC	Caa3 to Ca	-		40	21.6358% – 36.8521%
-	-	-		30	36.8521% – 61.4244%
Default			Default	27-21	100%

(1)	Applies to non-retail portfolio
(2)	PD ranges overlap across IG codes as the Bank utilizes two risk rating systems for its AIRB portfolios, and each risk rating system has its own separate IG to PD mapping.

Scotiabank Annual Report  2013      43

MANAGEMENT’S DISCUSSION AND ANALYSIS

T32 Non-retail AIRB portfolio exposure by internal rating grade(1)

As at October 31 ($ millions)		2013					2012(2)

Grade	IG Code	Exposure at default ($)(4)	RWA ($)	PD (%)(5)(8)	LGD (%)(6)(8)	RW (%)(7)(8)	Exposure at default ($)(4)	RWA ($)	PD (%)(5)(8)	LGD (%)(6)(8)	RW (%)(7)(8)
Investment grade(3)	99-98	143,123	643	0.00	15	–	134,971	407	0.00	16	–
	95	35,103	6,871	0.08	35	20	34,559	5,192	0.08	30	15
	90	37,154	9,052	0.12	37	24	28,930	7,103	0.13	38	25
	87	26,626	8,472	0.15	39	32	23,268	6,822	0.15	39	29
	85	31,949	11,418	0.24	39	36	26,590	10,613	0.24	42	40
	83	29,932	14,624	0.32	43	49	30,349	14,729	0.33	43	49
Non-Investment grade	80	26,530	13,304	0.44	41	50	21,793	10,956	0.43	41	50
	77	14,466	9,000	0.66	41	62	15,184	9,799	0.67	41	65
	75	13,367	9,260	0.95	39	69	12,733	9,167	1.00	39	72
	73	4,337	3,241	1.60	34	75	3,938	3,434	1.65	39	87
	70	3,774	3,477	3.11	34	92	3,651	3,060	3.21	34	84
Watch list	65	1,030	1,871	10.91	44	182	902	1,399	11.17	37	155
	60	591	1,326	20.87	44	224	875	1,772	20.53	40	203
	40	706	1,562	32.23	40	221	849	1,854	34.03	41	218
	30	11	18	56.81	42	164	35	59	58.06	40	169
Default(9)	27-21	1,527	3,327	100	43	218	1,997	4,421	100	42	221
Total		370,226	97,466	0.76	30	26	340,624	90,787	0.99	30	27

(1)	Excludes securitization exposures.
(2)	Effective 2013, regulatory capital is determined in accordance with Basel III rules. Comparative amounts for the prior period were determined in accordance with Basel II rules and have been restated.
(3)	Includes government guaranteed residential mortgage of $86,216 million.
(4)	After credit risk mitigation.
(5)	PD – Probability of Default
(6)	LGD – Loss Given Default including a certain conservative factor as per Basel accord. Certain amounts have been restated to conform with current year presentation.
(7)	RW – Risk-Weight
(8)	Exposure at default used as basis for estimated weightings.
(9)	Gross defaulted exposures, before any related allowances.

•

Loss given default (LGD) measures the severity of loss on a facility in the event of a borrower’s default. The Bank’s internal LGD grades are mapped to ranges of LGD estimates. LGD grades are assigned based on facility characteristics such as seniority, collateral type, collateral coverage and other structural elements. LGD for a defaulted exposure is based on the concept of economic loss and is calculated using the present value of repayments, recoveries and related direct and indirect expenses.

•	Exposure at default (EAD) measures the expected exposure on a facility in the event of a borrower’s default.

All three risk measures are estimated using the Bank’s historical data, as well as available external benchmarks, and are updated on a regular basis. The historical data used for estimating these risk measures exceeds the minimum 5-year AIRB requirement for PD estimates and the minimum 7-year AIRB requirement for LGD and EAD estimates. Further analytical adjustments, as required under the Basel II Framework and OSFI’s requirements set out in their Domestic Implementation Notes, are applied to average estimates obtained from historical data. These analytical adjustments incorporate the regulatory requirements pertaining to:

•	Long-run estimation of PD, which requires that PD estimates capture average default experience over a reasonable mix of high-default and low-default years of the economic cycle;

•	Downturn estimation for LGD, which requires that LGD estimates appropriately reflect conditions observed during periods where credit losses are substantially higher than average; and

•	Downturn estimation for EAD, which requires that EAD estimates appropriately reflect conditions observed during periods of economic downturn; and

•

The addition of a margin of conservatism, which is related to the likely range of errors based on the identification and quantification of the various sources of uncertainty inherent in historical estimates.

These risk measures are used in the calculation of regulatory capital requirements based on formulas specified by the Basel framework. The credit quality distribution of the Bank’s AIRB non-retail portfolio is shown in Table 32.

The risk measures are subject to a rigorous back-testing framework which uses the Bank’s historical data to ensure that they are appropriately calibrated. Based on results obtained from the back-testing process, risk measures are reviewed and re-calibrated on at least an annual basis to ensure that they reflect the implications of new data, technical advances and other relevant information.

•

As PD estimates represent long-run parameters, back-testing is performed using historical data spanning at least one full economic cycle. Realized PDs are back-tested using pre-defined confidence intervals, and the results are then aggregated to provide an overall assessment of the appropriateness of each PD estimate;

•

The back-testing for LGD and EAD estimates is conducted from both long-run and downturn perspectives, in order to ensure that these estimates are adequately conservative to reflect both long-run and downturn conditions.

Portfolio-level back-testing results, based on a comparison of estimated and realized parameters for the four-quarter period ended at July 31, 2013, are shown in Table 33. During this period the actual experience was significantly better than the estimated risk parameter:

T33 Portfolio-level comparison of estimated and actual non-retail percentages.

	Estimated(1)	Actual
Average PD	1.02	0.50
Average LGD	38.37	22.70
Average CCF(2)	60.94	10.85

(1)	Estimated parameters are based on portfolio averages at Q3/12, whereas actual parameters are based on averages of realized parameters during the subsequent four quarters.
(2)	EAD back-testing is performed through Credit Conversion Factor (CCF) back-testing, as EAD is computed using the sum of the drawn exposure and the committed undrawn exposure multiplied by the estimated CCF.

Credit risk-weighted assets – Canadian retail

The AIRB approach is used to determine minimum regulatory capital requirements for the retail credit portfolio. The retail portfolio is comprised of the following Basel-based pools:

•

Residential real estate secured exposures consists of conventional and high ratio residential mortgages and all other products opened under the Scotia Total Equity Plan (STEP), such as loans, credit cards and secured lines of credit;

44      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

•	Qualifying revolving retail exposures consists of all unsecured credit cards and lines of credit;

•	Other retail consists of term loans (secured and unsecured), as well as credit cards and lines of credit which are secured by assets other than real estate.

For the AIRB portfolios the following models and parameters are estimated:

•	Probability of default (PD) is the likelihood that the facility will default within the next 12 months.

•	Loss Given Default (LGD) measures the economic loss as a proportion of the defaulted balance.

•	Exposure at Default (EAD) is a portion of exposures that will default.

The data observation period used for PD/EAD/LGD estimates meets the five year minimum. Various statistical techniques including predictive modeling and decision trees were used to develop models. The models assign accounts into homogenous segments using internal and external borrower/facility-level credit experience. Every month exposures are automatically re-rated based on risk and loss characteristics. PD, LGD and EAD estimates are then assigned to each of these segments incorporating the following regulatory requirements:

•	PD incorporates the average long run default experience over an economic cycle. This long run average includes a mix of high and low default years.

•	LGD is adjusted to appropriately reflect economic downturn conditions.

•	EAD may also be adjusted to reflect downturn conditions when PD and EAD are highly correlated.

•

Sources of uncertainty are reviewed regularly to ensure uncertainties are identified, quantified and included in calculations so that all parameter estimates reflect appropriate levels of conservatism.

The table below summarizes the credit quality distribution of the Bank’s AIRB retail portfolio as at October 2013.

T34 Retail AIRB portfolio exposure by internal rating grade(1)

As at October 31 ($ millions)		2013					2012(2)
Category	PD Range	Exposure at default ($)(1)	RWA ($)	PD (%)(3)(6)	LGD (%)(4)(6)	RW (%)(5)(6)	Exposure at default ($)(1)	RWA ($)	PD (%)(3)(6)	LGD (%)(4)(6)	RW (%)(5)(6)
Exceptionally low	0.0000% – 0.0499%	16,578	207	0.03	13	1	15,159	195	0.03	13	1
Very low	0.0500% – 0.1999%	87,255	4,410	0.12	28	5	65,371	3,227	0.11	30	5
Low	0.2000% – 0.9999%	46,058	8,890	0.46	37	19	32,685	6,073	0.43	39	19
Medium low	1.0000% – 2.9999%	17,928	8,854	1.70	51	49	16,149	8,010	1.74	52	50
Medium	3.0000% – 9.9999%	10,669	8,095	4.82	41	76	7,775	5,637	4.62	40	72
High	10.0000% – 19.9999%	934	1,452	12.86	61	156	1,747	2,235	13.26	51	128
Extremely high	20.0000% – 99.9999%	2,077	2,570	34.45	36	124	1,097	1,489	42.33	44	137
Default(7)	100%	597	–	100.00	63	–	503	–	100.00	70	–
Total		182,096	34,478	1.41	32	19	140,486	26,866	1.47	34	19
(1)	After credit risk mitigation.
(2)	Effective 2013, regulatory capital is determined in accordance with Basel III rules. Comparative amounts for the prior period were determined in accordance with Basel II rules and have been restated.
(3)	PD – Probability of Default.
(4)	LGD – Loss Given Default.
(5)	RW – Risk-Weight.
(6)	Exposure at default used as basis for estimated weightings.
(7)	Gross defaulted exposures, before any related allowances.

All AIRB models and parameters are monitored on a quarterly basis and independently validated annually by the Global Risk Management group. These models are tested to ensure rank ordering and back testing of parameters is appropriate as described in the Validation Guidelines. Comparison of estimated and actual loss parameters for the period ended July 31, 2013 are shown in Table 35. During this period the actual experience was significantly better than the estimated risk parameters.

T35 Estimated and actual loss parameters(1)

($ millions)	Average Estimated PD (%)(2)(7)	Actual Default Rate (%)(2)(5)	Average Estimated LGD (%)(3)(7)	Actual LGD (%)(3)(6)	Estimated EAD ($)(4)(7)	Actual EAD ($)(4)(5)
Residential Real Estate secured
Residential mortgages
Insured mortgages(8)	0.90	0.65	–	–	–	–
Uninsured mortgages	0.53	0.40	15.71	10.49	–	–
Secured lines of credit	0.91	0.26	27.44	16.46	83	76
Qualifying revolving retail exposures	1.53	1.34	71.57	67.72	410	402
Other retail	1.91	1.27	65.75	57.80	11	10
(1)	Excludes the acquisition ING Bank of Canada (ING DIRECT)
(2)	Account weighted aggregation
(3)	Default weighted aggregation
(4)	EAD is estimated for revolving products only
(5)	Actual based on accounts not at default as at four quarters prior to reporting date.
(6)	Actual LGD calculated based on 24 month recovery period after default and therefore exclude any recoveries received after the 24 month period.
(7)	Estimates are based on the four quarters prior to reporting date.
(8)	Actual and Estimated LGD for insured mortgages are not shown. Actual LGD includes the insurance benefit, whereas Estimated LGD may not.

Credit risk-weighted assets – International retail

International retail credit portfolios follow the Standardized approach and consist of the following components:

•	Residential real estate secured lending;

•	Qualifying revolving retail exposures consisting of all credit cards and lines of credit;
•	Other retail consisting of term loans.

Under the standardized approach, in general, residential real estate secured lending products are risk-weighted 35% and other retail products receive a 75% risk-weight.

Scotiabank Annual Report  2013      45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Risk

Market risk is the risk of loss from changes in market prices including interest rates, credit spreads, equity prices, foreign exchange rates, and commodity prices, the correlations between them, and their levels of volatility.

For all material trading portfolios, the Bank applies its internal models to calculate the market risk capital charge. OSFI has approved the Bank’s internal VaR, Stressed VaR, Incremental Risk Charge and Comprehensive Risk Measure models for the determination of market risk capital. The attributes and parameters of these models are described in the Risk Measurement Summary on page 72.

For some non-material trading portfolios, the Bank applies the Standardized Approach for calculating market risk capital. The standardized method uses a “building block” approach, with the capital charge for each risk category calculated separately.

Below are the market risk requirements as at October 31, 2013 and 2012.

T36 Total market risk capital table

($ millions)	2013	2012
All bank VaR	$192	$195
All bank stressed VaR	397	421
Incremental risk charge	338	118
Comprehensive risk measure	166	164
CRM surcharge	112	169
Standardized approach	31	38
Total market risk capital	$1,236	$1,106
(1)	Equates to $15,455 million of market risk-weighted assets (2012 – $13,823 million).

T37 Risk-weighted assets movement by key driver

($ millions)	Market risk
RWA as at November 1, 2012	$13,823
Movement in risk levels(1)	1,537
Model updates(2)	94
Methodology and policy(3)	–
Acquisitions and disposals	–
Other	–
RWA as at October 31, 2013	$15,454
(1)	Movement in risk levels are defined as changes in risk due to position changes and market movements. Foreign exchange movements are imbedded within Movement in risk levels.
(2)	Model updates are defined as updates to the model to reflect recent experience, change in model scope.
(3)	Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes (eg. Basel III).

Market risk-weighted assets increased $1.6 billion from 2012 as shown in Table 37 largely due to movements in risk levels related to higher corporate bond exposures which increased the Incremental Risk Charge.

Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls. The Bank currently applies the Standardized Approach for calculating operational risk capital as per applicable Basel Standards. Total capital is determined as the sum of capital for each of eight Basel defined business activities. The capital for each activity is the product of the relevant risk factor, as defined by Basel, applied to the gross income of each respective business activity. The Bank has submitted its pre-application to OSFI to use the Advanced Measurement Approach (AMA). Pending regulatory approval the Bank is expected to be AMA compliant in fiscal 2015. Under AMA, regulatory capital measurement will more directly reflect the Bank’s operational risk environment through the use of a loss distribution approach model which will use internal loss events, external loss events, scenario analysis and other adjustments to arrive at a final operational risk regulatory capital calculation. The impact on required regulatory capital is not determinable at this time.

Operational risk-weighted assets increased by $2.4 billion during the year due to organic and acquisitions-related growth in gross income.

Economic capital

Economic capital is a measure of the unexpected losses inherent in the Bank’s business activities. Economic capital is also a key metric in the Bank’s ICAAP. The calculation of economic capital relies on models that are subject to objective vetting and validation as required by the Bank’s Model Risk Management Policy. Management assesses its risk profile to determine those risks for which the Bank should attribute economic capital.

The major risk categories included in economic capital are:

•

Credit risk measurement is based on the Bank’s internal credit risk ratings for derivatives, corporate and commercial loans, and credit scoring for retail loans. It is also based on the Bank’s actual experience with recoveries and takes into account differences in term to maturity, probabilities of default, expected severity of loss in the event of default, and the diversification benefits of certain portfolios.

•	Market risk for economic capital incorporates models consistent with the regulatory basis, with some exclusions, and calibrated to a higher 99.95% confidence interval.

•	Operational risk for economic capital is based on a model incorporating actual losses, adjusted for an add-on for regulatory capital.

•	Other risks include additional risks for which economic capital is attributed, such as business risk, significant investments, insurance risk and real estate risk.

In addition, the Bank’s measure of economic capital includes a diversification benefit which recognizes that all of the above risks will not occur simultaneously.

The Bank also includes the full amount of goodwill and intangible assets in the economic capital amount. The Bank uses its economic capital framework to attribute capital to the business lines, refer to non-GAAP measures, page 17. Table 47 on page 66 shows the attribution of economic capital by business line which allows the Bank to appropriately compare and measure the returns from the business lines, based upon their inherent risk. For further discussion on risk management and details on credit, market and operational risks, refer to the Risk Management section.

Off-balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements with entities that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: special purpose entities (SPEs), securitizations and guarantees and other commitments.

Special purpose entities (SPEs)

Arrangements with SPEs include SPEs that are used to provide a wide range of services to customers, such as SPEs established to allow clients to securitize their financial assets while facilitating cost-efficient financing, and to provide certain investment opportunities. The Bank creates, administers and manages personal and corporate trusts on behalf of its customers. The Bank also sponsors and actively manages mutual funds.

All SPEs are subject to a rigorous review and approval process to ensure that all relevant risks are properly identified and addressed. For many of the SPEs that are used to provide services to customers, the Bank does not guarantee the performance of the SPE’s underlying assets, and does not absorb any related losses. For other SPEs, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity or operational risks. The Bank earns fees based on the nature of its association with a SPE.

46      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Consolidated SPEs

The Bank controls its U.S.-based multi-seller conduit and certain funding and other vehicles and consolidates these SPEs in the Bank’s Consolidated Financial Statements.

As at October 31, 2013, total assets of consolidated SPEs were $42.0 billion compared to $31.2 billion at the end of 2012. The increase was due to the launch of Scotiabank Covered Bond Guarantor Limited Partnership in the second quarter of the fiscal year, in support of future issuances under the Scotiabank Global Registered Covered Bond Program. In addition, the Bank established Hollis Receivables Term Trust II in the first quarter of 2013, a securitization trust for unsecured personal line of credit receivables, which also contributed to the increase in total assets. More details of the Bank’s consolidated SPEs are provided in Note 14 to the Consolidated Financial Statements on pages 150 to 152.

Unconsolidated SPEs

There are two primary types of association the Bank has with unconsolidated SPEs:

•	Canadian multi-seller conduits administered by the Bank, and

•	Structured finance entities.

The Bank earned total fees of $20 million in 2013 and 2012, from certain SPEs in which it had a significant interest at the end of the year but did not consolidate. More information with respect to the Bank’s involvement with these unconsolidated SPEs, including details of liquidity facilities and maximum loss exposure by SPE category is provided below and in Note 14 to the Consolidated Financial Statements on pages 150 to 152.

Canadian multi-seller conduits administered by the Bank

The Bank sponsors two Canadian-based multi-seller conduits that are not consolidated. The Bank earned commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totaled $15 million in 2013, compared to $13 million in 2012. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support and temporary holdings of commercial paper. The Bank’s exposure to the conduits does not give the obligation to absorb losses or receive benefits that could potentially be significant to the conduit, which results in the Bank not consolidating the conduits. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in control, which could require the Bank to consolidate the assets and liabilities of the conduits at fair value.

A significant portion of the conduits’ assets has been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $4.2 billion as at October 31, 2013 (October 31, 2012 – $3.5 billion). The year-over-year increase was due to growth in client business. As at October 31, 2013, total commercial paper outstanding for the Canadian-based conduits was $3.0 billion (October 31, 2012 – $2.6 billion) and the Bank held less than 0.4% of the total commercial paper issued by these conduits. Table 38 presents a summary of assets purchased and held by the Bank’s two Canadian multi-seller conduits as at October 31, 2013 and 2012, by underlying exposure.

Approximately 7% of the funded assets were externally rated AAA as at October 31, 2013, with the balance having an equivalent rating of AA- or higher based on the Bank’s internal rating program. There were no non-investment grade assets held in these conduits as at October 31, 2013. Approximately 39% of the funded assets have final maturities falling within three years, and the weighted-average repayment period, based on cash flows, approximates two years. There is no exposure to the U.S. subprime mortgage risk within these two conduits.

T38 Assets held by Scotiabank-sponsored Canadian-based multi-seller conduits

As at October 31 ($ millions)	2013
	Funded assets(1)	Unfunded commitments	Total exposure(2)
Auto loans/leases	$1,385	$775	$2,160
Trade receivables	521	197	718
Canadian residential mortgages	1,112	163	1,275

Total(3)	$ 3,018	$ 1,135	$ 4,153

	2012

As at October 31 ($ millions)	Funded assets(1)	Unfunded commitments	Total exposure(2)
Auto loans/leases	$2,097	$619	$2,716
Trade receivables	135	120	255
Canadian residential mortgages	406	104	510

Total(3)	$ 2,638	$ 843	$ 3,481
(1)	Funded assets are reflected at original cost, which approximates estimated fair value.
(2)	Exposure to the Bank is through global-style liquidity facilities.
(3)	These assets are substantially sourced from Canada.

Structured finance entities

The Bank has interests in SPEs used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank’s maximum exposure to loss from structured finance entities was $1,257 million as at October 31, 2013, (October 31, 2012 – $1,826 million). The year-over-year decrease reflects paydowns in line with maturity of the underlying assets.

Securitizations

The Bank securitizes fully insured residential mortgage loans through the creation of mortgage backed securities that are sold to Canada Housing Trust (CHT) and/or third parties. The sale of such mortgages does not qualify for derecognition with the exception of sale of social housing mortgage pools. The outstanding amount of off-balance sheet securitized social housing pools was $1,590 million as at October 31, 2013, compared to $1,755 million last year. The transferred mortgages sold to CHT and/or third parties continue to be recognized on balance sheet along with the proceeds from sale treated as secured borrowings. More details have been provided in Note 13 to the consolidated financial statements on Page 149.

The Bank securitizes a portion of its unsecured personal line of credit receivables (receivables) on a revolving basis through Hollis Receivables Term Trust II (Hollis), a Bank-sponsored special purpose entity. Hollis issues notes to third-party investors and the Bank, and the proceeds of such issuance are used to purchase a co-ownership interest in the receivables originated by the Bank. The sale of such co-ownership interest does not qualify for derecognition. Recourse of the note holders is limited to the purchased interest. The subordinated notes issued by the SPE are held by the Bank. During the year, $602.4 million of assets were securitized through Hollis.

Scotiabank Annual Report  2013      47

MANAGEMENT’S DISCUSSION AND ANALYSIS

Guarantees and other commitments

Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:

•

Standby letters of credit and letters of guarantee. As at October 31, 2013, these amounted to $24.2 billion, compared to $22.1 billion last year. These instruments are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party. The year-over-year increase reflects a general increase in customer activity;

•

Liquidity facilities. These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met.

•

Indemnification contracts. In the ordinary course of business, the Bank enters into many contracts where it may indemnify contract counterparties for certain aspects of its operations that are dependent on other parties’ performance, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities;

•

Loan commitments. The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2013, these commitments amounted to $119 billion, compared to $110 billion last year.

These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank’s standard review and approval processes. For the guaranteed products, the dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.

Fees from the Bank’s guarantees and loan commitment arrangements, recorded as credit fees in other income in the Consolidated Statement of Income, were $434 million in 2013, compared to $445 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 37 to the Consolidated Financial Statements on pages 177 to 178.

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the Bank’s financial position and are integral to the Bank’s business. Assets that are financial instruments include cash resources, securities, securities purchased under resale agreements, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes.

Financial instruments are generally carried at fair value, except for non-trading loans and receivables, certain securities and most financial liabilities, which are carried at amortized cost unless designated as fair value through profit and loss at inception.

Unrealized gains and losses on the following items are recorded in other comprehensive income:

•	available-for-sale securities, net of related hedges,

•	derivatives designated as cash flow hedges, and

•	net investment hedges.

Gains and losses on available-for-sale securities are recorded in the Consolidated Statement of Income when realized. Gains and losses on cash flow hedges and net investment hedges are recorded in the Consolidated Statement of Income when the hedged item affects income.

All changes in the fair value of derivatives, including embedded derivatives that must be separately accounted for, are recorded in the Consolidated Statement of Income, other than those designated as cash flow and net investment hedges which flow through other comprehensive income. The Bank’s accounting policies for derivatives and hedging activities are further described in Note 3 to the Consolidated Financial Statements (see pages 123 and 126).

Interest income and expense on non-trading interest-bearing financial instruments are recorded in the Consolidated Statement of Income as part of net interest income. Credit losses resulting from loans are recorded in the provision for credit losses. Interest income and expense, as well as gains and losses, on trading securities and trading loans are recorded in other operating income – trading revenues. Realized gains and losses and writedowns for impairment on available-for-sale debt or equity instruments are recorded in net gain on investment securities within other operating income.

Several risks arise from transacting financial instruments, including credit risk, liquidity risk, operational risk and market risk. Market risk arises from changes in market prices and rates including interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits.

A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section on pages 61 to 82. In addition, Note 38 to the Consolidated Financial Statements on pages 179 to 188 presents the Bank’s exposure to credit risk, liquidity risk and market risks arising from financial instruments as well as the Bank’s corresponding risk management policies and procedures.

There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. For example, the interest rate risk arising from the Bank’s financial instruments can be estimated by calculating the impact of a 100 basis point increase or decrease in interest rates on annual income, and the economic value of shareholders’ equity, as described on page 73. For trading activities, the table on page 75 discloses the average one-day Value at Risk by risk factor. For derivatives, based on the Bank’s maturity profile of derivative instruments, only 15% (2012 – 14%) had a term to maturity greater than five years.

Note 9 to the Consolidated Financial Statements (see pages 139 to 143) provides details about derivatives used in trading and hedging activities, including notional amounts, remaining term to maturity, credit risk and fair values.

The fair value of the Bank’s financial instruments is provided in Note 6 to the Consolidated Financial Statements (see pages 133 to 137) along with a description of how these amounts were determined.

The fair value of the Bank’s financial instruments was favourable when compared to their carrying value by $517 million as at October 31, 2013, (October 31, 2012 – favourable $3,618 million). This difference relates to loan assets, deposit liabilities, subordinated debentures and capital instrument liabilities. The year-over-year change in the fair value over book value arose mainly from changes in interest rates. Fair value estimates are based on market conditions as at October 31, 2013, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the section on critical accounting estimates on pages 84 and 85.

Disclosures specific to certain financial instruments designated at fair value through profit and loss can be found in Note 8 to the Consolidated Financial Statements (see page 138). These designations were made primarily to significantly reduce accounting mismatches.

48      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Selected credit instruments – publically known risk items

Mortgage-backed securities

Non-trading portfolio

Total mortgage-backed securities held as available-for-sale securities as a percent of the Bank’s total assets is insignificant as at October 31, 2013, and are shown below in Table 39. Exposure to subprime mortgage risk in the U.S. is nominal.

Trading portfolio

Total mortgage-backed securities held as trading securities represent less than 0.15% of the Bank’s total assets as at October 31, 2013, and are shown in Table  39.

T39 Mortgage-backed securities

As at October 31 Carrying value ($ millions)	2013		2012
	Non-trading portfolio	Trading portfolio	Non-trading portfolio		Trading portfolio
Canadian NHA mortgage-backed securities(1)	$–	$733	$–		$353
Commercial mortgage-backed securities	2	59	3	(2)	24	(3)
Other residential mortgage-backed securities	127	292	123		228
Total	$129	$1,084	$126		$604

(1)	Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.
(2)	The assets underlying the commercial mortgage-backed securities in the non-trading portfolio relate primarily to non-Canadian properties.
(3)	The assets underlying the commercial mortgage-backed securities in the trading portfolio relate to Canadian properties.

Collateralized debt obligations and collateralized loan obligations

Non-trading portfolio

The Bank has collateralized debt obligation (CDO) and collateralized loan obligation (CLO) investments in its non-trading portfolio. CDOs and CLOs generally achieve their structured credit exposure either synthetically through the use of credit derivatives, or by investing and holding corporate loans or bonds.

Cash-based CDOs and CLOs are classified as loans and are carried at amortized cost. These are assessed for impairment like all other loans. Synthetic CDOs and CLOs continue to be classified as available-for-sale securities, with all changes in fair value attributed to the embedded credit derivative reflected in net income.

As at October 31, 2013, the carrying value of cash-based CDOs and CLOs reported as loans on the Consolidated Statement of Financial Position was $548 million (October 31, 2012 – $821 million). The fair value was $535 million (October 31, 2012 – $717 million). The large year-over-year decline was due primarily to disposals and repayments during the year. None of these cash-based CDOs and CLOs are classified as impaired. Substantially all of the referenced assets of the Bank’s CDOs and CLOs are corporate exposures, without any U.S. mortgage-backed securities.

The Bank’s remaining exposure to synthetic CDOs and CLOs was $30 million as at October 31, 2013, (October 31, 2012 – $23 million). During the year, the Bank recorded a pre-tax gain of $9 million in net income for changes in fair value of synthetic CDOs and CLOs (2012 – pre-tax gain of $24 million). The change in fair value of the synthetic CDOs and CLOs was mainly driven by the sale of certain CDOs and the securities acquired through the ING DIRECT acquisition in 2013.

Trading portfolio

The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. To hedge its trading exposure, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of CDOs and CDSs is changes in credit spreads. Total CDOs purchased and sold in the trading portfolio are shown in Table 40 below.

T40 Collateralized debt obligations (CDOs)

As at October 31 Outstanding ($ millions)	2013		2012
	Notional Amount	Positive/ (negative) fair value	Notional Amount	Positive/ (negative) fair value
CDOs – sold protection	$2,529	$31	$2,793	$(156)
CDOs – purchased protection	$1,938	$8	$2,374	$202

The change in the notional amounts of the CDO sold protection is due mainly to trades that were unwound with counterparties during the year. The change in fair value of CDOs was due to tightening in credit spreads that occurred in the second half of the year. Based on positions held at October 31, 2013, a 50 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax increase of approximately $6.4 million in net income.

Over 66% of the Bank’s credit exposure to CDO swap counterparties is to entities which are externally or internally rated investment grade equivalent. The referenced assets underlying the trading book CDOs are substantially all corporate exposures, with no mortgage-backed securities.

Other

As at October 31, 2013, the Bank has insignificant exposure to highly leveraged loans awaiting syndication, auction-rate securities, Alt-A type loans, monoline insurance and investments in structured investment vehicles.

Scotiabank Annual Report  2013      49

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS LINE OVERVIEW

CANADIAN BANKING

Canadian Banking had record net income attributable to equity holders in 2013, earning $2,304 million, an increase of $368 million or 19% over last year. This was driven by the acquisition of ING DIRECT, strong asset and deposit growth which was partly offset by lower other operating income. There was a significant improvement in the provisions for credit losses, and operating expenses were well controlled. Return on economic equity decreased to 35.8% from 39.1% last year, mainly reflecting an increase in economic equity related to ING DIRECT.

C25 Canadian Banking net income(1) $ millions

INTERNATIONAL BANKING

International Banking reported higher earnings in 2013, with net income attributable to equity holders of $1,749 million, an increase of $184 million or 12% from last year. These results include an after-tax net benefit of $90 million from non-recurring items. Adjusting for these items, net income increased by $94 million or 6%. This was driven by strong asset growth in Latin America, acquisitions of Banco Colpatria in Colombia and Credito Familiar in Mexico, higher underlying contributions from associated corporations, gains on investment securities, and the favorable impact of foreign currency translation. These were partially offset by higher provisions for credit losses, expenses, and income taxes.

C26 International Banking net income(1) $ millions

GLOBAL WEALTH & INSURANCE

Global Wealth & Insurance reported record net income attributable to equity holders of $1,272 million, an increase of $127 million or 11% year over year. This increase was driven by strong organic growth and acquisitions, including in Colfondos AFP and in AFP Horizonte, Colombia’s 4th largest and Peru’s 3rd largest pension fund companies, respectively. Revenue growth was strong across both the global insurance and global wealth businesses, the latter due to ongoing growth in AUA/AUM.

C27 Global Wealth & Insurance income(1) $ millions

GLOBAL BANKING & MARKETS

Global Banking & Markets reported net income attributable to equity holders of $1,482 million in 2013 despite somewhat less favourable market conditions. This was down slightly by $8 million or 1% from last year. Revenues reached record levels, but growth was modest as strong performances in the lending and fixed income businesses were offset by market challenges impacting investment banking and other capital markets businesses. Provisions for credit losses were higher by $5 million in 2013 while operating expenses grew 5%.

(1)  Net income attributable to equity holders.

(2)  Includes an acquisition-related gain from the purchase of DundeeWealth.

C28 Global Banking & Markets net income(1) $ millions

KEY PERFORMANCE INDICATORS FOR ALL BUSINESS LINES

Management uses a number of key metrics to monitor business line performance:
• Net income	• Return on economic equity	• Productivity ratio	• Loan loss ratio	• Employee engagement

T41 2013 financial performance

($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(1)	Total
Net interest income(2)	$5,577	$4,936	$486	$821	$(454)	$11,366
Net fee and commission revenues	1,507	1,403	2,934	1,290	(195)	6,939
Net income / (loss) from investments in associated corporations	10	668	230	–	(228)	680
Other operating income(2)	37	426	423	1,534	(62)	2,358
Total revenue(2)	7,131	7,433	4,073	3,645	(939)	21,343
Provision for credit losses	477	781	3	35	–	1,296
Operating expenses	3,534	4,113	2,400	1,596	(56)	11,587
Provision for income taxes(2)	816	595	359	523	(530)	1,763
Net income	$2,304	$1,944	$1,311	$1,491	$(353)	$6,697
Net income attributable to non-controlling interest
Non-controlling interests in subsidiaries	–	195	39	9	1	244
Capital instrument equity holders	–	–	–	–	31	31
Net income attributable to equity holders of the Bank	$2,304	$1,749	$1,272	$1,482	$(385)	$6,422
Return on economic equity(3) (%)	35.8%	14.4%	17.6%	28.1%	N/A	16.4%
Total average assets ($ billions)	$272	$121	$14	$250	$92	$749
Total average liabilities ($ billions)	$191	$78	$18	$189	$229	$705

(1)	The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the net residual in matched maturity transfer pricing, the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes, changes in the collective allowance on performing loans, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
(2)	Taxable equivalent basis. See non-GAAP measures on page 17.
(3)	Non-GAAP measure. Return on equity for the business lines is based on economic equity attributed. See non-GAAP measures on page 17.

50      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    CANADIAN BANKING

Canadian Banking

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to retail, small business and commercial customers in Canada.

2013 Achievements

•    Continued to focus on payments, deposits and investments

–   Successfully completed the acquisition of ING DIRECT, which diversified the Bank’s business and improved personal deposits by $30 billion

–   Leveraged partnerships with SCENE and American Express to accelerate momentum in payments

–   Partnered closely with Global Wealth & Insurance to offer customers a full suite of investment products

•    Led the market in automotive lending with a focus on automotive manufacturers

•    Enhanced the customer experience

–   Launched a new partnership with Couche-Tard Convenience stores, offering Scotiabank customers free access to an additional 287 ABMs across Quebec

–   Delivered a best in class self-service experience by launching an iPAD app, relaunching Scotiabank’s mobile banking experience and introducing click-to-chat

–   Upgraded all Scotiabank ABMs with newly designed screens and features

–   Expanded sales network and increased customer contact, driving record levels of customer satisfaction in Commercial Banking

•   Achieved market recognition as an industry leader in self-service banking, Small Business and Customer Call Centres

–   Named Canada’s Best Consumer Internet Bank by Global Finance magazine, winning in Best Online Deposit, Credit and Investment Product Offerings, Best Integrated Consumer Bank Site, Best in Mobile Banking and Best Web Site Design

–   Tied for #1 in CFIB’s “Battle of the Banks” report on Small and Mid-Sized Businesses

–   Achieved World Class certification by Sensors Quality Management Inc. (SQM) at the Bank’s Calgary, Hailfax and Toronto Customer Contact Centres

T42 Canadian Banking financial performance

($ millions)	2013	2012	2011
Net interest income(1)	$5,577	$4,756	$4,553
Net fee and commission revenues	1,507	1,477	1,418
Net income / (loss) from investments in associated corporations	10	4	7
Other operating income	37	50	13
Total revenue(1)	7,131	6,287	5,991
Provision for credit losses	477	506	592
Operating expenses	3,534	3,152	3,084
Income taxes	816	691	645
Net income	$2,304	$1,938	$1,670
Net income attributable to non-controlling interest	–	2	3
Net income attributable to equity holders of the Bank	$2,304	$1,936	$1,667

Key ratios
Return on economic equity	35.8%	39.1%	35.7%
Productivity	49.6%	50.1%	51.5%
Net interest margin(2)	2.10%	2.16%	2.21%
Provision for credit losses as a percentage of loans and acceptances	0.18%	0.23%	0.28%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	$270,059	$223,904	$209,359
Total assets	272,488	224,916	210,549
Deposits	186,518	146,689	140,130
Total liabilities	190,820	150,434	143,217
Economic equity	$6,320	$4,918	$4,626

(1)	Taxable equivalent basis.
(2)	Net interest income (TEB) as % of average earning assets excluding bankers’ acceptances.

Business Profile

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to over 7.6 million personal and business customers across Canada through its network of 1,038 branches and 3,800 automated banking machines, as well as internet, mobile and telephone banking and specialized sales teams. Scotiabank also provides an alternative self-directed banking solution to 1.9 million ING DIRECT customers through internet, mobile and telephone banking.

Canadian Banking is comprised of the following areas:

Retail and Small Business Banking provides financial advice, solutions and day-to-day banking products, including debit cards, deposit accounts, credit cards, investments, mortgages, loans, and related creditor insurance products, to individuals and small businesses.

Commercial Banking delivers advice and a full suite of customized lending, deposit, cash management and trade finance solutions to medium and large businesses.

Strategy

Canadian Banking continues to improve its competitive position by focusing on its core purpose of being the best at helping customers become financially better off. Canadian Banking will deliver on this by focusing on the customer first and delivering on its 2014 strategic priorities.

2014 Priorities

•   Be truly customer centric and deliver a consistent and seamless experience across all channels

•    Acquire new customers and deepen relationships with existing customers to build loyalty and earn customer referrals

•   Grow payments, deposits and investments by building the base of primary customers

•   Accelerate the development of Canadian Banking’s capabilities and technical infrastructure in payments, and leverage partnerships and rewards to earn a fair share in credit cards and day-to-day products

•   Drive ongoing operational excellence by simplifying processes and driving efficiencies

•   Preserve and grow the ING DIRECT deposit base by extending the value proposition to meet the everyday banking needs of self-directed Canadians

•   Support Scotiabank’s excellent team of employees and develop current and future leaders

Scotiabank Annual Report  2013      51

MANAGEMENT’S DISCUSSION AND ANALYSIS

C29	Total revenue

$ millions

C30	Total revenue by sub-segment

$ millions

C31	Average loans and acceptances

$ billions

Financial Performance

Canadian Banking’s net income attributable to equity holders was $2,304 million in 2013, $368 million or 19% higher than last year. Return on economic equity was 35.8% versus 39.1% last year. Retail, small business, and commercial banking all generated strong performances.

Assets and liabilities

Average assets rose $48 billion or 21% from last year. The increase was due primarily to the acquisition of ING DIRECT as well as growth of $10 billion or 7% in residential mortgages, $3 billion or 23% in consumer auto loans and $2 billion or 7% business loans and acceptances.

Average liabilities rose $41 billion or 27%, mainly from the acquisition of ING DIRECT and solid growth in each of retail, small business and commercial banking. Retail Banking experienced strong organic growth in chequing accounts and high interest savings deposits. There was also growth in small business and commercial banking business operating accounts.

Revenues

Total revenues were $7,131 million, up $844 million or 13% from last year.

Net interest income increased 17% to $5,577 million. Excluding the impact of ING DIRECT, the underlying growth in net interest income was driven by strong asset and deposit growth. The net interest margin decreased 6 basis points to 2.10% due entirely to the acquisition of ING DIRECT.

Net fee and commission revenues were $1,507 million in 2013, up $30 million or 2%, due primarily to strong growth across several categories including higher fees from mutual fund sales and card revenues.

Other operating income of $37 million was down $13 million as last year included a gain on the sale of a non-strategic leasing business. This was partially offset by higher net gains on investment securities.

Retail & Small Business Banking

Total retail and small business banking revenues were $5,473 million, up $792 million or 17% from last year. Net interest income grew by $725 million or 20%. Excluding the impact of ING DIRECT, the underlying growth was driven by solid growth in mortgages, consumer auto loans and deposits, and a 2 basis point improvement in the margin. Net fee and commission revenues increased by $38 million or 3%, reflecting contributions from ING DIRECT, higher fees from mutual fund sales and increased credit card revenues. Other operating income rose $29 million, mainly from higher gains on investment securities.

Commercial Banking

Total commercial banking revenues increased $52 million or 3% to $1,658 million in 2013. Net interest income rose by $95 million or 8% due mainly to growth in loans and business operating accounts. Net fee and commission revenues decreased by $7 million or 2% from lower credit fees and foreign exchange revenues. Net income from investments in associated corporations increased by $6 million or 63% year over year. Other operating income was down $42 million or 87% mainly due to the prior year’s gain on the sale of a non-strategic leasing business.

Operating expenses

Operating expenses were up $382 million or 12%. Excluding the impact of ING DIRECT, underlying expenses were up 4%, mainly due to inflationary growth, higher spending to support growth initiatives and increased pension costs. Operating leverage was positive 1.3% year over year.

Provision for credit losses

The provision for credit losses was $477 million, a decrease of $29 million from $506 million last year, due mainly to lower provisions in the commercial portfolios.

Provision for income taxes

The effective tax rate was in line with the previous year.

Outlook

The outlook for Canadian Banking in 2014 is anticipated to remain solid, with good loan growth across most businesses, although a slightly lower growth rate is expected in mortgage lending. Deposit growth will continue to be challenged by intense competition in a low rate environment. The acquisition of ING DIRECT provides Canadian Banking with a broader deposit and customer base and is expected to continue to contribute strongly in the coming year. Provisions for credit losses are expected to increase with asset growth, along with potentially higher commercial provisions from a very low level in 2013. Managing expenses will be a key priority for the group.

52      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    INTERNATIONAL BANKING

International Banking

International Banking provides a full range of financial products, solutions and advice to retail and commercial customers in select regions outside of Canada.

2013 Achievements

•   Completed the acquisition of Credito Familiar in Mexico, a 243 branch operation focused on the Consumer and Microfinance segment. This acquisition allows the Bank to leverage Peru’s successful CrediScotia model in Mexico.

•    Launched Premium Banking in Chile, Peru, Barbados, Trinidad, and Jamaica, which strengthens the Bank’s position in the profitable mass affluent segment

•    Scotiabank Mexico announced an alliance with the country’s largest chain of convenience stores, “OXXO”, which will allow the stores to carry out basic banking transactions on behalf of clients. This new partnership will provide 10,800 new points of contact with customers and execute an estimated 750,000 additional transactions annually

•    Named the Best Consumer Internet Bank 2013 in 22 Caribbean and Central American countries by Global Finance magazine

•    Opened an Operations and Shared Service hub in Trinidad and Tobago to support back office operational functions in 12 Caribbean countries

•    Scotiabank was named Bank of the Year 2013 in Trinidad and Tobago, Jamaica, and British Virgin Islands by The Banker magazine

•    Recognized as the Best Workplace in the Caribbean and Central America. Scotiabank has also been named Best Workplace in Costa Rica, the Dominican Republic, EI Salvador, Mexico, Panama, Peru, and Puerto Rico

•    Thanachart Bank was named Company of the Year 2012 by the Thai Canadian Chamber of Commerce in May 2013

•    Scotiabank Jamaica was recognized by the Private Sector Organisation of Jamaica/Jamaica Customer Service Association with their Service Excellence Award for 2013

•    Mexico’s President Enrique Pena Nieto awarded Scotiabank Mexico the “National Agroalimentary Prize” in the Services category. This Award represents the highest recognition in the Agricultural business in Mexico.

T43 International Banking financial performance

($ millions)	2013	2012	2011
Net interest income(1)	$4,936	$4,468	$3,579
Net fee and commission revenues	1,403	1,299	1,076
Net income/(loss) from investments in associated corporations	668	384	378
Other operating income(1)	426	347	356
Total revenue(1)	7,433	6,498	5,389
Provision for credit losses	781	613	509
Operating expenses	4,113	3,687	3,038
Income taxes(1)	595	464	375
Net income	$1,944	$1,734	$1,467
Net income attributable to non-controlling interest	195	169	59
Net income attributable to equity holders of the Bank	$1,749	$1,565	$1,408
Key ratios
Return on economic equity	14.4%	12.3%	13.2%
Productivity(1)	55.3%	56.7%	56.4%
Net interest margin(2)	4.12%	4.14%	3.89%
Provision for credit losses as a percentage of loans and acceptances	0.86%	0.75%	0.75%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	$119,899	$108,048	$92,194
Total assets	121,085	109,135	93,185
Deposits	61,741	54,305	45,182
Total liabilities	78,460	69,884	59,466
Economic equity	$11,629	$12,429	$10,374

(1)	Taxable equivalent basis.
(2)	Net interest income (TEB) as % of average earning assets excluding bankers’ acceptances.

Business Profile

International Banking encompasses retail and commercial banking operations in 43 of the more than 55 countries outside Canada in which Scotiabank operates – an international presence unmatched by other Canadian banks. This business line has operations in Latin America, the Caribbean and Central America, and Asia. A full range of personal and commercial financial services is provided to over 13.9 million customers through a network of over 3,000 branches and offices, 7,500 ABMs, mobile, internet and telephone banking, in-store banking kiosks, and specialized sales forces.

Strategy

The International Banking growth strategy is aligned with the All-Bank priorities, with primary focus on the following:

•

Build profitable primary customer relationships by driving an advice-based customer value proposition, providing customers with multiple products and services to meet their needs, and anchoring relationships with payment-driven solutions

•

Lead with a streamlined operating model to drive consistency, maximize efficiency gains and selectively re-invest in key opportunities to drive top-line revenue growth and maintain an effective governance model from a compliance perspective

•	Continue to invest in leadership strategies to attract, develop, and engage our future leaders and drive greater cultural and gender diversity to reflect our markets

2014 Priorities

Commercial Banking

•	Grow mid-market customer base through enhancement of the Bank’s relationship coverage model and alignment of credit guidelines and processes to the risk profile of this segment

•	Leverage Scotiabank’s corporate and industry capabilities by collaborating with Global Banking & Markets and Global Wealth & Insurance to provide tailored solutions to business banking clients

•	Improve customer service and the efficiency in distribution networks

Retail Banking

•	Strengthen distribution channels through expansion of non-branch channels and improve branch productivity

•

Profitably grow the customer base by strengthening the Bank’s position in the Retail Mass Affluent segment and strengthening the Payroll/Bank@Work sales model to drive core deposits, asset sales, and customer growth

•

Anchor customer relationships through leveraging risk and CRM technologies across channels and capturing full primary relationships through segment-specific value propositions anchored in core deposits

Scotiabank Annual Report  2013      53

MANAGEMENT’S DISCUSSION AND ANALYSIS

C32	Total revenue

C33	Total revenue by region

$ millions

C34	Average loans and acceptances

$ billions

C35	Average earning assets(1) by region

$ billions

(1)	Average earning assets excluding bankers acceptances.

Financial Performance

Net income attributable to equity holders increased by $184 million or 12% to $1,749 million including a $90 million after tax benefit from (i) the sale of a subsidiary by an associated corporation in Thailand ($150 million), less (ii) a valuation adjustment on acquisition-related receivables in Puerto Rico ($40 million), and (iii) a restructuring charge in Uruguay ($20 million). Adjusting for these items, net income increased by $94 million or 6% driven by acquisitions and solid underlying revenue growth, which included an after-tax gain of $25 million on the sale of a non-strategic business in Peru. Partly offsetting were higher provisions for credit losses, operating expenses and income taxes. Return on economic equity was 14.4% versus 12.3% last year.

Assets and liabilities

Average assets of $121 billion increased 11%, driven by strong retail and commercial loan growth of 12% mainly in Latin America, including acquisitions of Banco Colpatria and Credito Familiar. Deposit growth was strong at 14%.

Revenues

Total revenues of $7,433 million increased 14%. Excluding the $203 million benefit (on a tax-normalized basis) of the noted gain in an associated corporation in Thailand and the favourable impact of foreign exchange translation, revenues rose $641 million or 10%.

Net interest income increased 10% driven by solid loan growth and acquisitions. The net interest margin at 4.12% was relatively flat compared to 4.14% last year. Net fee and commission revenues increased 8% to $1,403 million largely driven by the acquisitions and higher underlying retail and commercial fees. Net income from associated corporations increased $284 million. Excluding the noted gain (on a tax-normalized basis) in an associated corporation, contributions were up $81 million or 21% mainly in Asia. Other operating income rose 23% to $426 million due mainly to the gain on the sale of a non-strategic business in Peru and higher net gains on investment securities.

Latin America

Total revenues of $4,550 million increased 17% from last year, driven by strong loan growth and acquisitions. Net interest income rose $496 million or 18%, reflecting the impact of increased assets and the contributions from acquisitions. Net fee and commission revenues increased by $81 million or 9% largely due to acquisitions. Other operating income rose by $76 million or 29% due primarily to the gain on the sale of a non-strategic business in Peru and higher net gains on investment securities.

Caribbean and Central America

Total revenues increased 2% to $1,953 million. Net interest income was in line with last year. Fee and commission revenues increased by 6% due to higher retail and commercial fees. Other operating income rose 51% on strong merchant banking and foreign exchange revenues.

Asia

Total revenues were $930 million, an increase of 36% over last year. Excluding the noted gain from an associated corporation of $203 million (on a tax-normalized basis), revenues were up 6%. Net interest income declined by $29 million or 9% as solid growth of 5% in lending assets was offset by lower spreads. Net income from associated corporations adjusted for the noted gain, increased $85 million or 34% driven primarily by Thanachart Bank in Thailand. Other operating income was $15 million lower from reduced net gains on investment securities.

Operating expenses

Operating expenses of $4,113 million increased 12% from last year, or 8% excluding the noted non-recurring charges of $74 million and the unfavourable impact of foreign currency translation. Approximately two thirds of the underlying growth was driven by acquisitions. Operating leverage, excluding the noted items, was a positive 1.7% for the year.

Provision for credit losses

The provision for credit losses increased $168 million to $781 million. Excluding acquisitions and lower commercial recoveries in Peru, the underlying increase in provision for credit losses was generally in line with asset growth. The provision this year includes a net benefit of $55 million due to the net amortization of the credit mark on acquired loans in Colombia compared to $20 million in 2012.

Provision for income taxes

The effective tax rate was 23% compared to 21% last year due primarily to lower tax benefits.

Outlook

International Banking expects to benefit from its diversified global footprint and the relatively attractive economic and demographic profiles of the regions in which it operates. While growth has moderated in many Latin American and Asian countries, it is expected that loan growth will remain solid in these key markets in 2014. Margins are expected to remain relatively stable at current levels. Retail credit provisions are expected to increase in line with asset growth, with commercial credit provisions rising moderately from historically low levels. Selective and disciplined acquisitions, primarily in existing markets, will continue to be considered. Overall, International Banking is well positioned for 2014 and is focused on maintaining the momentum in asset growth while managing risk and expenses carefully.

54      2013  Scotiabank Annual Report

Global Wealth & Insurance

Offers wealth management and insurance products and services to retail and institutional clients in Canada and internationally.

2013 Achievements Global Wealth & Insurance

•   Completed the acquisition of 51% of Colfondos AFP, Colombia’s 4th largest pension fund company

•    Acquired 50% of AFP Horizonte, Peru’s 3rd largest pension fund manager

•    Received regulatory approval to operate fund management joint venture with Bank of Beijing

•    Scotia Insurance Caribbean Limited (SICL) commenced underwriting the Bank’s creditor insurance business in Barbados and increased its presence in the English Caribbean with Life and Health underwriting capabilities

•    Achieved record net sales for ScotiaFunds through the Canadian Banking channel

•    Scotia Fondos in Mexico won 3 Fund Pro Platinum Performance awards, and Scotia Asset Management Chile won 2 Fund Pro Platinum Performance awards

•    Dynamic Funds won 5 Lipper Awards and 2 Canadian Investment Awards, which are Canadian industry awards recognizing excellence

•    Completed rebranding of DundeeWealth advisory business to HollisWealth

•   Scotia iTRADE was named the best discount brokerage for Active Traders and Beginner Investors in MoneySense magazine’s first ever survey of discount brokerages in Canada

•    Scotia Casa de Bolsa was recognized as best brokerage house in Mexico by “El Inversionista” (The Investor) magazine

•    Launched International Private Banking in Toronto together with International Investment Advisory team

•    Scotiabank was ranked #1 for Best Private Banking Services overall in Jamaica and Barbados, and for Best Relationship Management in the Caribbean region by Euromoney

Global Transaction Banking (GTB) offers comprehensive business solutions – cash management, payment services, electronic banking, business deposits, and trade services – on a global basis to the small business, commercial and corporate customers of the Bank. It also provides correspondent banking products and services to other financial institutions globally. The financial results of this unit are included in Canadian Banking, International Banking and Global Banking & Markets.

2013 Achievements Global Transaction Banking

•   Launched new business in Uruguay

•    Awarded Global Finance magazine’s Best Corporate/Institutional Internet Bank 2013 in 17 Latin American countries, and Best Online Cash Management in Latin America

•    Recognized as 2013 Best Overall Trade Bank in Central America and the Caribbean by Trade Finance magazine for 4th time in 5 years. Also received the 2012 Deal of the Year award for the Cerro del Aguila landmark project and associated financing in Peru.

T44 Global Wealth & Insurance financial performance

($ millions)	2013	2012	2011
Net interest income(1)	$486	$502	$444
Net fee and commission revenues	2,934	2,469	2,205
Net income/(loss) from investments in associated corporations	230	210	212
Other operating income(1)	423	392	576
Total revenue(1)	4,073	3,573	3,437
Provision for credit losses	3	3	2
Operating expenses	2,400	2,067	1,900
Income taxes(1)	359	333	280
Net income	$1,311	$1,170	$1,255
Net income attributable to non-controlling interest	39	25	29
Net income attributable to equity holders of the Bank	$1,272	$1,145	$1,226

Key ratios
Return on economic equity	17.6%	14.5%	17.6%
Productivity(1)	58.9%	57.9%	55.3%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	$10,553	$9,638	$9,328
Total assets	14,379	13,539	12,324
Deposits	16,789	15,227	11,826
Total liabilities	17,522	15,923	12,755
Economic equity	$6,965	$7,756	$6,843

Other ($ billions) as at Oct 31
Assets under administration	$326	$283	$262
Assets under management	$145	$115	$103

(1)	Taxable equivalent basis.

Business Profile

Global Wealth & Insurance combines the Bank’s wealth management and insurance operations, in Canada and internationally, and is diversified across multiple geographies, product lines and strong businesses. The division recently changed its name from Global Wealth Management to Global Wealth & Insurance (GWI) to recognize the scale and growth opportunities of the Bank’s insurance business.

Global Wealth is an integrated business comprising of asset management and client-facing businesses.

The asset management business is focused on investment manufacturing and developing investment solutions for both retail and institutional investors. The global client-facing wealth business units include private client, online and full service brokerage, institutional client services and the independent advisor channel. Its focus is on providing advice and solutions for clients in Canada and internationally.

Global Insurance has four main business lines in Canada: creditor, life and health, home and auto and travel. Internationally, a full range of creditor and non-creditor insurance products (life and health, home and auto, unemployment, universal life, retirement savings, fraud and assistance) are sold to Bank clients through a number of different channels.

Strategy

GWI is focused on driving strong organic growth. This will be achieved by providing high quality service and comprehensive advice solutions tailored to clients’ needs to help them grow, preserve and transfer their wealth. To accomplish this, GWI will leverage the division’s global talent and expertise, global platform, international reach and partnerships within the Bank to drive deeper, longer lasting relationships with clients.

2014 Priorities

•	Enhancing the client experience by delivering best-in-class products, solutions and advice globally

•	Growing the client base by leveraging the Bank’s significant global footprint

•	Increasing product penetration of insurance in Canadian and international markets

•	Integrating and fully leveraging acquisitions to accelerate growth

•	Working collaboratively to collectively fulfill more client needs across the Bank

•	Investing in technology to enhance efficiency and client experience

•	Optimizing the division’s portfolio of brands

Scotiabank Annual Report  2013      55

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GLOBAL WEALTH & INSURANCE

MANAGEMENT’S DISCUSSION AND ANALYSIS

C36	GWI revenue

C37	Total revenue

C38	Wealth management asset growth

$ billions, as at October 31

*	2011 amounts have been restated to reflect intercompany relationships (as per Q1’12 MD&A)

Financial Performance

Global Wealth & Insurance reported net income attributable to equity holders of $1,272 million, an increase of $127 million or 11% compared to last year. Net income increased due to strong broad-based results in both the wealth management and insurance businesses. Growth in wealth management was driven by higher assets under management (AUM) and assets under administration (AUA) from net sales, improved financial market conditions and the acquisitions of Colfondos in Colombia and AFP Horizonte in Peru. Return on economic equity was 17.6% compared to 14.5% last year.

Assets and liabilities

Assets under management (AUM) of $145 billion increased $30 billion or 27% from last year, driven by acquisitions, improved financial markets and strong net sales in ScotiaFunds. AUA increased $43 billion or 15% to $326 billion driven by acquisitions, new client assets, and improved financial markets. AUM and AUA for the Bank’s investment in CI Financial Corp. are not included in these results.

Revenues

Total revenues for the year were $4,073 million, an increase of $500 million or 14% over last year. The increase in revenues was driven by strong growth across the wealth management and insurance businesses and from acquisitions.

Net interest income of $486 million decreased by $16 million or 3% year over year, due to margin compression partly offset by growth in loans and deposits.

Net fee and commission revenues of $2,934 million grew by $465 million or 19% due mainly to stronger brokerage revenues, higher mutual fund fees, acquisitions and increased global insurance sales.

Net income from investments in associated corporations increased by $20 million or 9% from the Bank’s investment in CI Financial Corp.

Other operating income of $423 million, increased by $31 million or 8% due to higher global insurance revenues.

Wealth Management

Total revenue of $3,415 million, increased $418 million or 14% compared to last year. Higher wealth management revenues were driven by increased brokerage revenues, strong growth in mutual fund fees and acquisitions. Higher mutual fund fees were due partly to the introduction of the fixed administration fees for the Dynamic funds in the fourth quarter of 2012, which replaced operating expenses that were previously incurred by or charged to these funds. This change has the impact of reporting higher revenues with corresponding higher expenses.

Insurance

Total revenue of $658 million, increased $82 million or 14% over last year, mainly reflecting higher insurance premiums and favourable claims experience. Insurance revenues represent approximately 16% of Global Wealth Insurance, the same as in 2012.

Operating expenses

Operating expenses for the year were $2,400 million, an increase of $333 million or 16% from last year, due to higher volume and remuneration expenses to drive business growth, acquisitions and the inclusion of expenses for Dynamic funds that are now recovered through the fixed administration fee. Operating leverage was negative 2% due primarily to the impact of the change for Dynamic funds fixed administration fees.

Provision for income taxes

The effective tax rate was 21.5% compared to 22.1% last year due mainly to a CI Financial Corp. deferred tax charge in the prior year.

Outlook

The outlook for Global Wealth & Insurance remains positive, subject to market conditions. In Global Wealth, continued solid growth is expected, driven by new client acquisition, deeper penetration of the Bank’s client base, and delivering best in class products and solutions through the Bank’s significant footprint in Canada and internationally. The outlook for Global Insurance is positive, driven by steady progress in cross-selling, the launch of new products and leveraging the Bank’s extensive distribution network. For Global Transaction Banking, focus will remain on the key priorities of deposit acquisition and expanding and leveraging trade opportunities, particularly in emerging markets. There will be continued investment in the business while keeping expense management a key focus.

56      2013  Scotiabank Annual Report

Global Banking & Markets

Global Banking & Markets offers an extensive number of corporate and investment banking and capital markets products to corporate, government and institutional investor clients in Canada and select regions abroad.

2013 Achievements

•    Acted as Financial Advisor to Empire Company Limited in its $5.8 billion acquisition of Canada Safeway Limited. Acted as Sole Lead Arranger and Sole Bookrunner on $6.4 billion of credit facilities for Empire and its wholly-owned subsidiary Sobeys Inc., a Bookrunner on Empire’s $1.8 billion offering of subscription receipts, Sole Bookrunner on Sobeys’ $1.0 billion offering of senior notes, and Co-lead on Crombie REIT’s $300 million public offerings of subscription receipts and convertible debentures. This was one of the largest M&A transactions in Canada in 2013.

•   Exclusive Financial Advisor to Brazil-based Vale S.A. on the sale of a portion of the gold by-product stream from some of its copper and nickel mines to Silver Wheaton Corp. Valued over US$1.9 billion, this was the largest metal streaming deal in history. Also acted as Joint Lead Arranger and Co-bookrunner on Silver Wheaton’s US$2.5 billion credit facilities, and is helping Vale manage ongoing physical gold delivery obligations to Silver Wheaton through ScotiaMocatta.

•    For Ashland Inc.’s US$3.5 billion refinancing, acted as Joint Lead Arranger and Administrative Agent on a US$1.2 billion revolver and Joint Bookrunner on US$2.3 billion of bond issuances.

•    Lead Bookrunner on the $690 million offering of equity and convertible debentures for Davis + Henderson Corporation in connection with the US$1.2 billion acquisition of Harland Financial Solutions. Acted as Administrative Agent and Joint Bookrunner on $1.4 billion of fully committed bank financing.

•    Acted as Exclusive Financial Advisor to E-L Financial Corporation Limited on its sale of The Dominion of Canada General Insurance Company to The Travelers Companies Inc. for $1.1 billion, representing the second largest property and casualty insurance transaction in Canadian history.

•   Named Canada’s Best FX Provider for the ninth year in a row, and the top FX provider in Jamaica and Peru for the fifth and sixth consecutive years respectively, by Global Finance magazine.

•    Awarded with four 2012 Deal of the Year Awards by Euromoney / Project Finance.

•    ScotiaMocatta was recognized with the “Most Valued Bullion Bank - 2013” Excellence Award, by the India International Gold Convention.

•    Ranked overall second in Estimated Canadian Fixed-Income Market Share in the 2013 North American Fixed Income – Canada survey by Greenwich Associates.

T45 Global Banking & Markets financial performance

($ millions)	2013	2012	2011
Net interest income(1)	$821	$792	$768
Net fee and commission revenues	1,290	1,246	1,198
Net income/(loss) from investments in associated corporations	–	1	–
Other operating income(1)	1,534	1,543	1,174
Total revenue(1)	3,645	3,582	3,140
Provision for credit losses	35	30	33
Operating expenses	1,596	1,519	1,482
Income taxes(1)	523	541	367
Net income	$1,491	$1,492	$1,258
Net income attributable to non-controlling interest	9	2	–
Net income attributable to equity holders of the Bank	$1,482	$1,490	$1,258

Key ratios
Return on economic equity	28.1%	27.9%	21.8%
Productivity(1)	43.8%	42.4%	47.2%
Net interest margin(2) (3)	2.43%	2.53%	2.81%
Provision for credit losses as a percentage of loans and acceptances(2)	0.09%	0.09%	0.11%

Selected Consolidated Statement of Financial Position data (average balances)
Trading assets	$102,304	$88,236	$82,489
Loans and acceptances	39,075	33,832	28,206
Earning assets	221,811	183,470	161,074
Total assets	250,294	219,045	191,578
Deposits	48,280	46,474	46,965
Total liabilities	188,913	164,740	146,543
Economic equity	$5,151	$5,358	$5,772

(1)	Taxable equivalent basis.
(2)	Global Corporate and Investment Banking only.
(3)	Net interest income (TEB) as % of average earning assets excluding bankers’ acceptances.

Business Profile

Global Banking & Markets (GBM) is the wholesale banking and capital markets arm of the Bank. It offers an extensive number of products to corporate, government and institutional investor clients. GBM is a full-service lender and investment dealer in Canada and Mexico and offers a wide range of products in the U.S., Central and South America, and in select markets in Europe and the Asia-Pacific region. GBM provides corporate lending, equity and debt underwriting, and mergers and acquisitions advisory services, as well as capital markets products and services, such as fixed income, derivatives, prime brokerage, securitization, foreign exchange, equity sales, trading and research, energy and agricultural commodities, and, through ScotiaMocatta, precious and base metals.

Strategy

GBM’s strategy remains focused on achieving sustainable revenue and net income growth and earning strong returns on capital while prudently managing risk. This is achieved through a broad diversification of products and services, and through building deep customer relationships. GBM’s strategic vision is to achieve superior growth by being a leading financial partner for clients and a recognized global leader in key sectors. To accomplish this, the business line leverages its people, international reach, market intelligence and technical expertise.

2014 Priorities

•

Growing sustainable revenue and net income in core sectors: Energy, Mining, Infrastructure, Financial Services, and in focus businesses including Corporate Banking, Investment Banking, Fixed Income, Equity, Commodities, and Foreign Exchange

•	Enhancing overall focus on the client by improving Top Client Relationship Management, increasing Cross-sell and investing further in the Bank’s Sectoral Approach
•	Growing the client base and cross-selling capital markets products and services to lending relationships, with continued expansion in the Latin America and Asia-Pacific regions
•	Enhancing systems infrastructure and operational efficiencies
•	Prudently managing risks and expenses with global oversight and governance
•	Building leadership capability and fostering a culture of collaboration

Scotiabank Annual Report  2013      57

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GLOBAL BANKING & MARKETS

C39	Total revenue

C40	Global corporate and investment banking revenue

$ millions

C41	Global capital markets revenue by business line

$ millions

C42	Composition of average earning assets

$ billions

C43	Trading day losses

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Performance

Global Banking & Markets reported net income attributable to equity holders of $1,482 million in 2013, a slight decrease of $8 million or 1% from last year. Although down slightly from the prior year, this result was positively impacted by solid contributions from the diversified client platform. Solid revenue growth across the business platform led to record revenues, however this was mitigated by growth in expenses. Return on economic equity was 28.1% compared to 27.9% last year.

Assets and liabilities

Average assets increased by $31 billion or 14% to $250 billion this year, comprised mainly of earning assets which grew by $38 billion or 21% to $222 billion this year. There were increases of $20 billion in securities purchased under resale agreements and $16 billion in trading securities, mainly driven by the continued growth of the fixed income business. Corporate loans and acceptances also grew by $3 billion in the U.S., Canada and Europe. Derivative instrument assets decreased by $7 billion year over year with a corresponding decrease in derivative instrument liabilities.

Revenues

Total revenues during 2013 were a record $3,645 million compared to $3,582 million last year, an increase of 2% as the business continues to benefit from a diversified products and services platform. The fixed income, equities and Canadian corporate lending businesses experienced record revenues during 2013. Also contributing was very strong growth in the corporate lending business in Europe. These were partly offset by declines in the commodities, investment banking, precious metals, U.S. corporate lending and foreign exchange businesses.

Net interest income increased by 4% to $821 million, due primarily to an increase in corporate loan volumes, and higher spreads in Europe corporate lending. This was partly offset by lower spreads in Canada and the U.S.

Net fee and commission revenue of $1,290 million also rose by 4%, due mainly to higher debt underwriting fees in the fixed income business and increased credit fees in the Canadian lending business. This was partly offset by lower equity underwriting and advisory fees.

Other operating income declined slightly by 1% to $1,534 million. Higher capital markets revenues in the fixed income and equities businesses were more than offset by declines in the commodities, precious metals and foreign exchange businesses.

Operating expenses

Operating expenses increased by 5% to $1,596 million in 2013, primarily from higher salaries and benefits and volume-driven clearing expenses. Technology and support costs also rose in response to increased regulatory requirements as well as ongoing business expansion. This was partly offset by lower performance-related compensation. Operating leverage was negative 3%.

Provision for credit losses

The provision for credit losses for Global Banking & Markets was $35 million in 2013, an increase of $5 million from $30 million in 2012. In the current year, higher provisions in the U.S. were somewhat offset by net reversals and recoveries in Canada.

Provision for income taxes

The effective tax rate of 26.0% was slightly lower than the prior year, reflecting a higher level of income in lower tax jurisdictions.

Outlook

In 2014, Global Banking & Markets will continue to focus on providing stable net income from its highly diversified business platform. Growth is expected to be driven by the continued expansion of core product areas and growth in our focus sectors. Revenue growth may face continued challenges from low volatility and low client volumes. However, any impact should be mitigated by GBM’s diversified platform, returns from investments made over the last several years in core product areas, and by a strong focus on ancillary client revenue. GBM continues to actively manage risk exposures and to optimize capital usage. The growth of the corporate loan portfolio is expected to accelerate in 2014 with loan spreads remaining stable. Credit quality of the loan portfolio remains strong and loan loss provisions are expected to remain low. There will be a continued focus on expense management to maintain a low productivity ratio.

58      2013  Scotiabank Annual Report

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Financial performance

The Other segment had a net loss attributable to equity holders of $385 million in 2013, compared to a net income of $107 million in 2012. Last year’s net income benefited from $708 million after-tax gains on sale of real estate assets.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $312 million in 2013, compared to $288 million in 2012.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated corporations to the divisional results.

Revenues

Net interest income was negative $454 million this year, an improvement of $61 million from 2012 reflecting the impact of asset/liability management activities.

Net fees and commission revenues was negative $195 million in 2013, compared to negative $217 million. The decrease was in part due to a $52 million offset to revenues reported in the other operating segments related to the underwriting of the Bank’s common shares issuance during 2012. This offset had no impact on the Bank’s consolidated results.

Other operating income was negative $62 million in 2013, compared to $650 million last year. The decrease was mainly attributable to the gain of $838 million on sale of real estate assets in 2012. Partly offsetting were higher net gains of $136 million on investment securities.

Provision for credit losses

The change in collective allowance for credit losses on performing loans was nil this year versus an increase of $100 million in 2012.

Operating expenses

Operating expenses were a credit of $56 million in 2013, compared to a credit of $22 million last year. This year benefitted from business-related tax recoveries.

T46 Other financial performance

($ millions)	2013	2012	2011
Net interest income(1)	$(454)	$(515)	$(330)
Net fee and commission revenues	(195)	(217)	(170)
Net income/(loss) from investments in associated corporations	(228)	(157)	(164)
Other operating income(1)	(62)	650	17
Total revenue(1)	(939)	(239)	(647)
Provision for (recovery of) credit losses	–	100	(60)
Operating expenses	(56)	(22)	(23)
Income taxes(1)	(530)	(449)	(244)
Net income	$(353)	$132	$(320)
Net income attributable to non-controlling interests	32	25	58
Net income attributable to equity holders of the bank	$(385)	$107	$(378)

(1)	Includes the net residual in matched maturity transfer pricing and the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes in the business segments.

Scotiabank Annual Report  2013      59

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OTHER

MANAGEMENT’S DISCUSSION AND ANALYSIS

RISK MANAGEMENT

Effective risk management is fundamental to the success of the Bank, and is recognized as a core deliverable in the Bank’s overall approach to strategy management. Scotiabank has a strong, disciplined risk management culture where risk management is a responsibility shared by all of the Bank’s employees. A key aspect of this culture is diversification across business lines, geographies, products, and industries.

Risk management framework

The primary goals of risk management are to ensure that the outcomes of risk-taking activities are consistent with the Bank’s strategies and risk appetite, and that there is an appropriate balance between risk and reward in order to maximize shareholder returns. The Bank’s enterprise-wide risk management framework provides the foundation for achieving these goals.

This framework is subject to constant evaluation to ensure that it meets the challenges and requirements of the global markets in which the Bank operates, including regulatory standards and industry best practices. The risk management programs of the Bank’s subsidiaries conform in all material respects to the Bank’s risk management framework, although the actual execution of their programs may be different. For new acquisitions, or situations where control of a subsidiary has been recently established, the Bank assesses existing risk management programs and, if necessary, develops an action plan to make improvements in a timely fashion.

The Bank’s risk management framework is applied on an enterprise-wide basis and consists of three key elements:

•	Risk Governance,

•	Risk Appetite, and

•	Risk Management Techniques.

The Bank’s risk management framework is predicated on the three-lines-of-defence model. Within this model, functional Business Line staff and management (the first line) incur and own the risks, while Global Risk Management and other control functions (the second line) provide independent oversight and objective challenge to the first line of defence, as well as monitoring and control of risk. Internal Audit Department (the third line) provides assurance that control objectives are achieved by the first and second lines of defence.

Risk governance

Effective risk management begins with effective risk governance.

The Bank has a well-established risk governance structure, with an active and engaged Board of Directors supported by an experienced senior management team and a centralized risk management group that is independent of the business lines. Decision-making is highly centralized through a number of senior and executive risk management committees.

The Board of Directors

The Board of Directors, either directly or through its committees ensures that decision-making is aligned with the Bank’s strategies and risk appetite. The Board approves key risk policies, limits and risk appetite frameworks, and on a quarterly basis receives a comprehensive summary of the Bank’s risk profile and performance of the portfolio against defined goals. The Bank’s Internal Audit department reports independently to the Board (through the Audit and Conduct Review Committee) on the effectiveness of the risk governance structure and risk management framework.

Management

Executive management, and in particular the Chief Executive Officer (CEO) and the Chief Risk Officer (CRO), are responsible for risk management under the oversight of the Board. The CRO, who oversees the Global Risk Management (GRM) division of the Bank, reports to the CEO but also has direct access to the Executive and Risk Committee of the Board. The CEO, CRO, and other senior executives chair the Bank’s senior and executive risk management committees. Committee structures and key accountabilities are outlined on page 61.

Global Risk Management (GRM)

GRM is responsible for the design and application of the Bank’s risk management framework, and is independent of the Bank’s business units. It provides oversight of credit, market (including structural foreign exchange and structural interest rate), liquidity, operational (including model), environmental and insurance risks.

60      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

BANK’S RISK GOVERNANCE STRUCTURE

Executive Committees:

Risk Policy Committee:  reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit, Market and Reputational Risk committees.

Liability Committee:  provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity and funding risk, trading and investment portfolio decisions, and capital management.

Strategic Transaction Executive Committee:  provides advice, counsel and decisions on effective allocation and prioritization of resources with respect to the Bank’s portfolio of businesses, and strategic investments including mergers and acquisitions, and divestitures.

Systems Planning and Policy Committee:  reviews and approves significant business initiatives involving system and computing investments in excess of designated executive approval limits.

Human Investment Committee:  reviews and approves all major new and changing Bank-wide Human Resources objectives, strategies, policies and programs including all compensation matters. As well it reviews and approves all senior management appointments and the staffing of key positions.

Senior Management Committees:

Senior Credit Committees:  adjudicate credits within prescribed limits and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international and corporate counterparties, and Canadian and international retail, small business, and wealth management.

Market Risk Management and Policy Committee:  oversees and establishes standards for market, liquidity and insurance risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.

Operational Risk Committee:  promotes an enterprise-wide operational risk management framework to ensure operational risks are understood, communicated, and appropriate actions are taken to mitigate related losses.

Stress Testing Committee:  sets overall direction and makes key decisions relating to stress testing activities across the Bank, and guides the design, execution, and results assessment of the Enterprise-wide Stress Testing program.

Reputational Risk Committee:  upon referral from business lines or risk committees, reviews business activities, initiatives, products, services, transactions or processes and recommends either proceeding or not proceeding, based on an assessment of reputational risk, to ensure that the Bank is, and is seen to be, acting with high ethical standards.

Model Review Committee:  oversees model submissions, vetting, approval, and ongoing review processes primarily for market and treasury risk models.

Insurance Risk Committee:  provides risk management direction and oversight on the risk taking activities of the Bank’s enterprise-wide insurance operations.

Scotiabank Annual Report  2013      61

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk management culture

Effective risk management requires a strong, robust, and pervasive risk management culture.

The business lines are responsible for the development and execution of business plans that are aligned with the Bank’s risk management framework, and are accountable for the risks they incur. Understanding and managing these risks is a fundamental element of each business plan. Business lines work in partnership with Global Risk Management to ensure that risks arising from their business are thoroughly evaluated and appropriately addressed.

Risk education programs, and documented policies and procedures are jointly available to staff in the business lines and Global Risk Management.

Decision-making on risk issues is highly centralized. The membership of senior and executive management committees responsible for the review, approval and monitoring of transactions and the related risk exposures, includes business line heads and senior risk officers from Global Risk Management. The flow of information and transactions to these committees keeps senior and executive management well informed of the risks the Bank faces, and ensures that transactions and risks are aligned with the Bank’s risk appetite. The interaction between senior risk officers and business line heads at committee meetings is robust, with constructive discussions and objective challenge by all participants in order to fully identify and address all relevant risks applicable to a transaction.

The Bank’s material incentive compensation programs are structured to reflect the Bank’s risk appetite, with a substantial portion deferred in order to achieve stronger alignment with the results of risk-taking activities. The Bank also has a very stringent Guidelines for Business Conduct to which all staff must attest on an annual basis. Performance-related compensation is eligible for claw-back where there is a material breach of compliance rules or Guidelines for Business Conduct, or if there is a material misstatement of results in the fiscal year of the grant.

Risk appetite framework

Effective risk management requires clear articulation of the Bank’s risk appetite and how the Bank’s risk profile will be managed in relation to that appetite.

The Bank’s Risk Appetite Framework consists of a risk strategy and key risk appetite measures. Together, application of the risk strategy and monitoring of the key risk appetite measures help to ensure the Bank stays within appropriate risk boundaries.

The Bank’s risk strategy is supported by the following key principles:

•	Diversity, quality and stability of earnings

•	Sustainable earnings growth

•	Focus on core businesses, with disciplined and selective strategic investments

•	Maintaining capital adequacy

•	Maintaining strong external credit ratings

•	Strong leadership contributes to strategic success

•	Clear accountability, strong governance, and a robust risk culture
•	Risks are understood, measurable, and manageable

•	Dedicated attention to credit, market, liquidity, and operational risks

•	Careful consideration of reputational, environmental, and other risks

•	Maintaining operational control and efficiency

Key risk appetite measures provide concrete levels of risk tolerance and risk limits, critical in implementing effective risk management. For major risks, the key risk appetite measures are supported by management limit structures and extensive controls, as well as monitoring and reporting. Management’s awareness of these risk limits creates a focus on forward-looking activities that keeps the Bank within its risk appetite on an on-going basis.

Risk management techniques

Effective risk management includes techniques that are guided by the Bank’s Risk Appetite Framework and integrated with the Bank’s strategies and business planning processes.

Policies and Limits

Policies

Apply to specific types of risk or to the activities that are used to measure and control risk exposure. They are based on recommendations from risk management, internal audit, business lines, and senior executive management. Industry best practices and regulatory requirements are also factored into the policies. Policies are guided by the Bank’s risk appetite, and set the limits and controls within which the Bank and its subsidiaries can operate.

•	Key risk policies are approved by the Board of Directors, either directly or through the Board’s Executive and Risk Committee or Audit and Conduct Review Committee (the Board).

•	Management level risk policies associated with processes such as model development and stress testing are approved by executive management and/or key risk committees.

Limits

Control risk-taking activities within the tolerances established by the Board and senior executive management. Limits also establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.

Guidelines, Processes and Standards

Guidelines

Are the directives provided to implement policies as set out above. Generally, they describe the facility types, aggregate facility exposures and conditions under which the Bank is prepared to do business. Guidelines ensure the Bank has the appropriate knowledge of clients, products, and markets, and that it fully understands the risks associated with the business it underwrites. Guidelines may change from time to time, due to market or other circumstances. Risk taking outside of guidelines usually requires approval of the Bank’s Senior Credit Committees, Market Risk Management and Policy Committee, or Risk Policy Committee.

62      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

Processes

Are the activities associated with identifying, evaluating, documenting, reporting and controlling risk.

Standards

Define the breadth and quality of information required to make a decision, and the expectations in terms of quality of analysis and presentation. Processes and standards are developed on an enterprise-wide basis, and documented in a series of policies, manuals and handbooks under the purview of GRM. Key processes cover the review and approval of new products, model validation and stress testing.

Measurement, Monitoring, and Reporting

Measurement

GRM is responsible for developing and maintaining an appropriate suite of risk management techniques to support the operations of the various business lines, and for supporting the measurement of economic capital on an enterprise-wide basis. The risk sections explain the application of these techniques.

Risk measurement techniques include the use of models and stress testing. The Bank uses models for a range of purposes including estimating the value of transactions, risk exposures, credit risk ratings and parameters, and economic and regulatory capital. The use of quantitative risk methodologies and models is balanced by a strong governance framework and includes the application of sound and experienced judgement. The development, independent review, and approval of models are subject to formalized policies where applicable, including the oversight of senior management committees such as the Model Review Committee for market risk (including counterparty credit risk) and liquidity risk models.

Regular Monitoring

Ensures that business activities are within approved limits or guidelines, and are aligned with the Bank’s strategies and risk appetite. Breaches, if any, of these limits or guidelines are reported to senior management, policy committees, and/or the Board depending on the limit or guideline.

Risk Reports

Aggregate measures of risk across products and businesses, and are used to ensure compliance with policies, limits, and guidelines. They also provide a clear statement of the amounts, types, and sensitivities of the various risks in the Bank’s portfolios. Senior management and the Board use this information to understand the Bank’s risk profile and the performance of the portfolios.

Control and audit functions are also established that are independent of the organizations whose activities they review, and whose role includes ensuring that all of the components of the risk management framework are effective and being implemented on a day to day basis.

Stress testing

The Bank’s stress testing programs draw upon the principles set out under guidelines issued by the Office of the Superintendent of Financial Institutions, in particular:

•	Guideline A-1 Capital Adequacy Requirements (Chapter 9 Stress Testing),

•	Guideline E-18 Stress Testing – Sound Business and Financial Practices, and

•	the Internal Capital Adequacy Assessment Process;

as well as international industry groups, in particular:

•	the Institute of International Finance (Governance for Strengthened Risk Management), and

•	the International Monetary Fund (Macrofinancial Stress Testing – Principles and Practices), and

•	the Bank for International Settlements Principles for sound stress testing practices and supervision.

Programs at both enterprise-wide level and individual risk level allow the Bank to estimate the potential impact on income, capital and liquidity as a result of significant changes in market conditions, credit environment, liquidity demands, or other risk factors. Each program is developed with input from a broad base of stakeholders, and results are integrated into management decision-making processes for capital, funding, market risk limits, and credit risk appetite. Enterprise-wide stress testing is also integrated with both the strategic and financial planning processes. The development, approval and on-going review of the Bank’s stress testing programs are subject to formalized policy, and are under the oversight of the Stress Testing Committee.

The following highlight some of the key stress tests that have been performed:

•

Domestic Retail: The Bank performed a stress test involving a historically unprecedented deterioration in credit quality of domestic households and firms (including a decline of at least 6.6% in real GDP, an unemployment rate of 13.3% and a drop in housing prices of up to 40% with further 20% reductions in Toronto and Vancouver).

•	International: Stress tests conducted include a political and economic crisis in Latin America, widespread impairment of Euro nations (including a disorderly default), and a deflationary Asia crisis.

Despite the severity of the stress tests detailed above, the Bank remained profitable in every instance, throughout the duration of each stress scenario.

Including consideration of a variety of operational risk, strategic risk, and broad economic stress scenarios, the Bank’s 2013 enterprise-wide stress testing program made it clear that the Bank’s combination of adequate capital ratios, credit risk profile, and diversified earnings base would make it challenging to construct stress scenarios based on traditional credit, market, and operational risks that would be of sufficient severity to question the Bank’s solvency.

Scotiabank Annual Report  2013      63

MANAGEMENT’S DISCUSSION AND ANALYSIS

Principal risk types

The principal risk types, their governing documentation, and their applicability to risk appetite are outlined in the table below.

Risk Type	Governing Documentation	Application to Risk Appetite
Credit Risk	Credit Risk Policy Credit Risk Appetite Collective Allowance Policy for Performing Loans Residential Mortgage Underwriting Policy

Quantitative limits/tolerances:

•  Exposure to a single customer or group of related parties (limits differentiated by customer risk rating and security cover);

•  Country risk (exposure limits to control transfer/cross-border and sovereign default risks); and

•  Industry concentrations (exposure and risk adjusted concentration limits).

Market Risk	Market and Structural Risk Management Policy	Quantitative limits/tolerances, such as various VaR limits, stress test results, equity and debt investment exposures, and structural interest rate and foreign exchange exposures.
Liquidity and Funding Risk	Liquidity Risk and Collateral Management Policy

Quantitative limits/tolerances, such as:

•  Appropriate hold levels of unencumbered high quality liquid assets that can be readily sold or pledged;

•  Limits to control the maximum net cash outflow over specified short-term horizon; and

•  Diversification of funding by source, type of depositor, instrument, term and geographic market.

Other Risks
Operational Risk	Operational Risk Management Policy and Framework Internal Control Policy Fiduciary Risk Management Policy Model Risk Management Policy New Products and Services Risk Management

•  Systematic identification, measurement, mitigation and monitoring of operational risk, regardless of whatever the risk is internal to the Bank or outsourced to a third party;

•  Minimization of residual operational risk; and

•  Expressed quantitatively by an aggregate loss event limit, a single event loss limit and by comparison of Bank operational losses with an industry benchmark.

Reputational Risk	Reputational Risk Policy Guidelines for Business Conduct Compliance Policy

•  Low tolerance for reputational, legal, or taxation risk arising in business activities, initiatives, products, services, transactions or processes, or from a lack of suitability of products for clients.

Environmental Risk	Environmental Policy

Consistency with the Equator Principles by requiring provisioning of project financing only to those projects whose borrowers can demonstrate their ability and willingness to comply with comprehensive processes aimed at ensuring that projects are developed in a socially responsible manner and according to sound environmental management practices.

Strategic Risk	Annual Strategy Report to the Board of Directors	Strategy report considers linkages between the Bank’s Risk Appetite Framework with the enterprise strategy, business line strategies and corporate function strategies; also incorporates linkages to measuring progress against strategic priorities and implementation.
Insurance Risk	Insurance Risk Policy and Framework

Maintain minimal exposure to insurance risk; where insurance risks are taken, it is on a selective basis to achieve stable and sustainable earnings, the risk assumed is diversified geographically and by product, and the majority is short-term.

64      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

T47 Exposure to risks arising from the activities of the Bank’s businesses

(1)	Average assets for the Other segment include certain non-earning assets related to business lines.
(2)	Economic equity is reported on a twelve month average basis, consistent with Return on Economic Equity.
(3)	Includes economic equity for goodwill and intangibles.
(4)	Risk-weighted assets (RWA) are as at October 31, 2013 as measured for regulatory purposes in accordance with the Basel III All-in approach.

Scotiabank Annual Report  2013      65

MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk arises in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.

Index of all credit risk disclosures

	Page	Tables and charts	Page
Credit risk summary	67
Credit Risk Management Framework	67
Risk measures	67
Corporate and commercial	67
Risk ratings	67
Adjudication	67
Credit Risk Mitigation-Collateral/Security	68
Traditional Non-Retail Products	68
Commercial/Corporate Real Estate	68
Traded products	68
Credit Risk Mitigation-Collateral/Security	69
Retail	69
Adjudication	69
Risk ratings	69
Credit Risk Mitigation-Collateral/Security	69
Credit Quality	26	T2 Financial highlights	18
Provisions for credit losses	26	T15 Impaired loans by business line	27
Allowance for credit losses	27,83	T12 Provisions against impaired loans by business line	26
Impaired loans	28	T13 Provisions for credit losses as a percentage of average loans and acceptances	26
		T14 Net charge-offs as a percentage of average loans and acceptances	26
		C13 Credit losses – provisions against impaired loans as a % of average loans & acceptances	27
		C14 Net impaired loan ratio as a % of loans and acceptances	27
		C15 Gross impaired loans as a % of equity & allowances for credit losses	27
		T63 Gross impaired loans by geographic segment	91
		T64 Provision against impaired loans by geographic segment	91
		T65 Cross-border exposure to select countries	91
		T66 Loans and acceptances by type of borrower	92
		T67 Off balance-sheet credit instruments	92
		T68 Changes in net impaired loans	93
		T69 Provision for credit losses	94
		T70 Provision for credit losses against impaired loans by type of borrower	94
		T71 Impaired loans by type of borrower	95
		T72 Total credit risk exposures by geography	95
		T73 AIRB credit risk exposures by maturity	95
		T74 Total credit risk exposures and risk-weighted assets	96
		Analysis of the aggregate credit risk exposure including market risk exposure, assets of the Bank’s insurance subsidiaries and other assets that fully reconciles to the balance sheet (refer note 38 – Financial instruments – risk management in the consolidated financial statements)	181
Acquisition-related purchased loans	28
Portfolio review	28	C16 Low delinquency in Canadian retail portfolio – delinquent loans as a % of total loans	27
		C17 International retail portfolio – delinquent loans as a % of total loans	27
Risk diversification	28	C18 Well diversified in Canada and internationally – loans and acceptances	29
		C19 and in household and business lending – loans and acceptances	29
		T62 Loans and acceptances by geography	90
Overview of loan portfolio	29	T19 European exposure	30
Residential mortgages	29	T20 Funded exposures	31
Loans to Canadian condominium developers	30	T21 Bank’s exposure distribution by country	31
European exposures	30	T22 Indirect exposures	32
Risk mitigation	29
Financial instruments	48-49	T39 Mortgage-backed securities	49
		T40 Collateralized debt obligations (CDOs)	49

66      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

Credit risk summary

•

Loans and acceptances (Retail and Non-Retail) remained diversified by region, industry and customer. Regional exposure is evenly spread across our key markets (Canada 70.1%, United States 4.8%, Mexico 3.1%, Peru 2.7% and Other 18.3%). Our largest industry exposure is to Financial Services, which constitutes 5.7% of overall gross exposures (before consideration of collateral) and was $24 billion, a decrease of $3 billion from October 31, 2012. These exposures are predominately to highly rated counterparties and are generally collateralized.

•

The Bank’s overall loan book as of October 31, 2013 increased to $413 billion versus $361 billion as of October 31, 2012, with growth in the portfolio mainly driven by Personal Lending. Residential mortgages were $210 billion as at October 31, 2013, with 90% in Canada. The corporate loan book, which accounts for 31% of the total loan book, is composed of 61% of loans with an investment-grade rating as of October 31, 2013, unchanged from October 31, 2012.

The effective management of credit risk requires the establishment of an appropriate credit risk culture. Key credit risk policies and appetite statements are important elements used to create this culture.

The Board of Directors, either directly or through the Executive and Risk Committee (the Board), reviews and approves the Bank’s Credit Risk Appetite and Credit Risk Policy on an annual basis:

•	The objectives of the Credit Risk Appetite are to ensure that:

–	target markets and product offerings are well defined at both the enterprise-wide and business line levels;

–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner that is consistent with the Bank’s risk appetite.

•	The Credit Risk Policy articulates the credit risk management framework, including:

–	key credit risk management principles;

–	delegation of authority;

–	the credit risk management program;

–	counterparty credit risk management for trading and investment activities;

–	aggregate limits, beyond which credit applications must be escalated to the Board for approval; and

–	single name/aggregation exposures, beyond which exposures must be reported to the Board.

Global Risk Management develops the credit risk management framework and policies that detail, among other things, the credit risk rating systems and associated parameter estimates; the delegation of authority for granting credit; the calculation of the allowance for credit losses; and the authorization of write-offs.

Corporate and commercial credit exposures are segmented by country and by major industry group. Aggregate credit risk limits for each of these segments are also reviewed and approved annually by the Board. Portfolio management objectives and risk diversification are key factors in setting these limits.

Consistent with the Board-approved limits, borrower limits are set within the context of established lending criteria and guidelines for individual borrowers, particular industries, countries and certain types of lending, to ensure the Bank does not have excessive concentration in any single borrower, or related group of borrowers, particular industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans.

Banking units and Global Risk Management regularly review the various segments of the credit portfolio on an enterprise-wide basis to assess the impact of economic trends or specific events on the performance of the portfolio, and to determine whether corrective action is required. These reviews include the examination of the risk factors for particular products, industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, to the Board.

Risk measures

The credit risk rating systems support the determination of key credit risk parameter estimates which measure credit and transaction risk. These risk parameters – probability of default, loss given default and exposure at default are transparent and may be replicated in order to provide consistency of credit adjudication, as well as minimum lending standards for each of the risk rating categories. The parameters are an integral part of enterprise-wide policies and procedures encompassing governance, risk management, and control structure, and are used in various internal and regulatory credit risk quantification calculations.

The Bank’s credit risk rating system is subject to a rigorous validation, governance and oversight framework. The objectives of this framework are to ensure that:

•	Credit risk rating methodologies and parameters are appropriately designed and developed, independently validated, and regularly reviewed; and

•	The review and validation processes represent an effective challenge to the design and development process.

Non-retail credit risk rating methodologies and parameters are reviewed and validated at least annually. Units within Global Risk Management are responsible for design and development, validation and review, and are functionally independent from the business units responsible for originating transactions. Within Global Risk Management, they are also independent from the units involved in risk rating approval and credit adjudication.

Internal credit risk ratings and associated risk parameters affect loan pricing, computation of the collective allowance for credit losses, and return on economic capital.

Corporate and commercial

Corporate and commercial credit exposure arises in Canadian Banking, International Banking, Global Wealth Insurance and Global Banking & Markets business lines.

Risk ratings

The Bank’s risk rating system utilizes internal grade (IG) codes – an 18 point scale used to differentiate the risk of default of borrowers, and the risk of loss on facilities. The general relationship between the Bank’s internal borrower IG codes and external agency ratings is shown in Table 31 on page 43.

IG codes are also used to define credit adjudication authority levels appropriate to the size and risk of each credit application. Lower-rated credits require increasingly more senior management involvement depending upon the aggregate exposure. Where the decision is beyond their authority levels, credit units will refer the request – with its recommendation – to a senior credit committee for adjudication. Senior credit committees also have defined authority levels and, accordingly, forward certain requests to the Risk Policy Committee. In certain cases, these must be referred to the Executive and Risk Committee of the Board of Directors.

Adjudication

Credit adjudication units within Global Risk Management analyze and evaluate all significant credit requests for corporate and commercial

Scotiabank Annual Report  2013      67

MANAGEMENT’S DISCUSSION AND ANALYSIS

credit exposures, to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include:

•	The borrower’s management;

•	The borrower’s current and projected financial results and credit statistics;

•	The industry in which the borrower operates;

•	Economic trends; and

•	Geopolitical risk.

Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems.

A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure, term and any other forms of credit risk mitigation that affect the amount of potential loss in the event of a default of the facility. Security typically takes the form of charges over inventory, receivables, real estate, and operating assets when lending to corporate and commercial borrowers; and cash or treasuries for trading lines such as securities lending, repurchase transactions, and derivatives. The types of acceptable collateral, and related valuation processes are documented in risk management policies and manuals.

Other forms of credit risk mitigation include third party guarantees and, in the case of derivatives facilities, master netting agreements.

Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly re-evaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of general economic changes, specific industry prospects, and event risks, such as revised financial projections, interim financial results and extraordinary announcements. Global Risk Management is the final arbiter of internal risk ratings.

The internal credit risk ratings are also considered as part of the Bank’s adjudication limits, as guidelines for hold levels are tied to different risk ratings. Single borrower limits are much lower for higher risk borrowers than low risk borrowers.

The credit adjudication process also uses a risk-adjusted return on equity profitability model to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate portfolio, and the large borrowers in International, the Loan Portfolio Management Group reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.

Individual credit exposures are regularly monitored by both the business line units and Global Risk Management for any signs of deterioration. In addition, a review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers. If, in the judgement of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special accounts group for monitoring and resolution.

Credit Risk Mitigation – Collateral/Security

Traditional Non-Retail Products (e.g. Operating lines of Credit, Term Loans)

Collateral values are accurately identified at the outset and throughout the tenure of a transaction by using standard evaluation methodologies. Collateral valuation estimates are conducted at a frequency that is appropriate to the frequency by which the market value fluctuates, using the collateral type and the Borrower risk profile.

In addition, when it is not cost effective to monitor highly volatile collateral (e.g. accounts receivable, inventory), appropriate lending margins are applied to compensate (e.g. accounts receivable are capped at 80% of value, inventory at 50%). The frequency of collateral valuations is also increased when early warning signals of a Borrower’s deteriorating financial condition are identified.

Borrowers are required to confirm adherence to covenants including confirmation of collateral values on a periodic basis, which are used by the Bank to provide early warning signals of collateral value deterioration. Periodic inspections of physical collateral are performed where appropriate and where reasonable means of doing so are available.

Bank procedures require verification including certification by Banking officers during initial, annual, and periodic reviews, that collateral values/margins/etc. have been assessed and, where necessary, steps have been taken to mitigate any decreased collateral values.

The Bank does not use automated valuation models (AVMs) for valuation purposes. Global Risk Management (GRM) performs its own valuations of companies based on various factors such as book value, discounted book value, enterprise value etc.

Commercial/Corporate Real Estate

New or updated appraisals are to be obtained at inception of a new facility, as well as during Renewals, Refinancing and other Subsequent Transactions; Loan Modifications; and Loan Workouts and Troubled Debt Restructure with limited exceptions. The primary reason for requiring a new appraisal is if, in the reasonable opinion of the Banking Execution Unit, there has been a material change in value. Additionally, none of the appraisal guidelines contained within the policies should dissuade the Bank from requesting an appraisal more frequently if an adverse change in market conditions, sponsorship, credit worthiness, of other underwriting assumptions is realized or expected.

Appraisals must be in writing and must contain sufficient information and analysis to support the Bank’s decision to make the loan. Moreover, in rendering an opinion of the property’s market value, third party appraisers are responsible for establishing the scope of work necessary to develop credible assignment results. In the case of stabilized income producing properties for standard mortgages in Canada, to validate the appraisal, the Bank also uses AVM. The appraisal must meet the regulatory and industry requirements which, depending on the type of property being appraised, contain any or all of the following three approaches to value:

i.	comparable sales approach
ii.	replacement cost approach
iii.	income approach

The appraiser should disclose the rationale for the omission of any valuation approach. Furthermore, the appraiser must disclose whether the subject property was physically inspected and whether anyone provided significant assistance to the person signing the appraisal report. The report should contain a presentation and explanation of the assumptions used in determining value under each of the above mentioned approaches.

Review of every appraisal is conducted by the banking units and GRM Real Estate to confirm that the appraisal identifies all of the relevant issues for the specific asset class, location and economic environment and incorporates all appropriate valuation methodologies and assumptions.

When third party assessors are used, they are from a Bank-approved list of assessors that are accredited and have experience with Bank. In addition, GRM validates any third party valuations via internal desktop estimates either based on comparables or discounted income valuations.

Traded products

Traded products are transactions such as derivatives, foreign exchange, commodities, repurchase/reverse repurchase agreements, and securities lending/borrowing. Credit risks arising from traded products cannot be determined with certainty at the outset, because during the tenure of a

68      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

transaction the dollar value of the counterparty’s obligation to the Bank will be affected by changes in the capital markets (such as changes in stock prices, interest rates, exchange rates). The Bank adjudicates credit exposures arising from transacting in traded products by considering their current fair value plus an additional component to reflect potential future changes in their mark-to-market value. The credit adjudication process also includes an evaluation of potential wrong way risk, which arises when the exposure to a counterparty is positively correlated to the probability of default of that counterparty.

Credit risk associated with traded products is managed within the same credit adjudication process as the lending business. The Bank considers the credit risk arising from lending activities, as well as the potential credit risk arising from transacting in traded products with that counterparty.

Credit risk mitigation – collateral/security

Derivatives are generally transacted under industry standard ISDA master netting agreements, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure.

For derivative transactions, investment grade counterparties account for approximately 91% of the credit risk. Approximately 63% of the Bank’s derivative counterparty exposures are to bank counterparties. After taking into consideration, where applicable, netting and collateral arrangements, no net credit risk amount arising from traded products transactions with any single counterparty was considered material to the financial position of the Bank as at October 31, 2013. No individual exposure to an investment grade bilateral counterparty exceeded $1,250 million and no individual exposure to a corporate counterparty exceeded $190 million.

Retail

Retail credit exposure arises in the Canadian Banking, International and Wealth Management business lines.

Adjudication

The decision-making process for retail loans ensures that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, credit decisions on consumer loans are processed by proprietary adjudication software and are based on risk ratings, which are generated using predictive credit scoring models.

The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting methodology and risk modeling in Canada is more customer focused than product focused. The Bank’s view is that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time. The adjudication system calculates the maximum debt for which a customer qualifies, allowing customers to choose the products that satisfy all of their credit needs. International Banking uses a similar approach to risk modeling, adjudication and portfolio management.

Credit scoring and policy changes are proposed by risk departments in the business lines with governance, oversight and key approvals made by Global Risk Management. Risk models and parameters are also subject to Global Risk Management’s validation and ongoing review. The review process includes referral to the appropriate Senior Credit Committee for approval, where required. Consumer credit portfolios are reviewed monthly to identify emerging trends in loan quality and to assess whether corrective action is required.

Risk ratings

The Bank’s consumer risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history and/or internal credit score. The Bank’s automated risk rating systems assess the ongoing credit-worthiness of individual customers on a monthly basis. This process provides for meaningful and timely identification and management of problem loans.

The overall risk ratings system under AIRB approach is subject to regular review with ongoing performance monitoring of key components. Risk model validations are conducted independently from the areas responsible for rating system development and implementation, to ensure effective independence.

The Bank’s Canadian consumer risk rating systems used in borrower/transaction risk management are important inputs to Basel II AIRB models. The International portfolios are subject to the Standardized approach at this time.

Credit risk mitigation – collateral/security

The property values for residential real estate secured exposures are confirmed at origination through either an AVM or a full appraisal (in-person inspection). The appraisal is completed by a third party, Bank approved appraiser. For monitoring of material portfolios, property values are indexed quarterly to house prices. For loan impairment within the material portfolios, residential property values are re-confirmed using third party AVM’s.

Where AVM values are used, these AVM values are subject to routine validation through a continuous random sampling process that back-tests AVM values against available property appraisals (primarily third party AVMs). Where third party appraisals are obtained, the Bank relies on the professional industry accreditation of the appraiser. Samples of approved appraisal reports are reviewed by the Bank’s senior appraisers to ensure consistent appraisal quality and satisfactory appraisal values. The third party appraisers are selected from a pre-approved list of Bank-vetted appraisers.

Scotiabank Annual Report  2013      69

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Risk

Market risk is the risk of loss from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Below is an index of market risk disclosures:

Index of all market risk disclosures

Index	Page	Tables and charts	Page
Market risk factors	71
Interest rate risk	71
Credit spread risk	71
Foreign currency risk	71
Equity risk	71
Commodity risk	71
Market risk governance	71
Risk measurement summary	71
Value at risk	71
Incremental risk charge and the comprehensive risk measure	71
Stress testing	72
Sensitivity analysis	72
Gap analysis	72
Validation of market risk models	72
Non-trading market risk
Interest rate risk	72-73	C44 Interest rate gap	73
		T48 Interest rate gap	73
		T49 Structural interest rate sensitivity	73
Foreign currency risk	73
Investment portfolio risks	73
Trading market risk	73-74	T50 Total one-day VaR by risk factor	74
		C45 Trading revenue distribution	74
		C46 Daily trading revenue vs. VaR	74
Market risk linkage to balance sheet	75	T51 Market risk linkage to balance sheet of the Bank	75
Derivative instruments and structured transactions	75
Derivatives	75
Structured transactions	75
European exposures	30-32	T19 European exposure	30
		T20 Funded exposures	31
		T21 Bank’s exposure distribution by country	31
Market risk	46	T36 Total market risk capital	46
Financial instruments	48-49	T39 Mortgage-backed securities	49
		T40 Collateralized debt obligations (CDOs)	49

70      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

Market risk factors

Interest rate risk

The risk of loss due to changes in the level and/or the volatility of interest rates. This risk affects instruments such as, but not limited to, debt securities, loans, mortgages, deposits and derivatives.

Interest rate risks are managed through sensitivity, gap, stress testing, annual income and VaR limits and mitigated through portfolio diversification and hedges using interest rate derivatives and debt securities.

Credit spread risk

The risk of loss due to changes in the market price and volatility of credit, or the creditworthiness of issuers. This risk is mainly concentrated in loan and debt securities portfolios. Risk is managed through sensitivity, jump-to-default, stress testing and VaR limits and mitigated through hedges using credit derivatives.

Foreign currency risk

The risk of loss resulting from changes in currency exchange rates and exchange rate volatility. Foreign currency denominated debt and other securities as well as future cash flows in foreign currencies are exposed to this type of risk. Maximum net trading position, sensitivity, stress testing and VaR limits are used to manage foreign currency exposures. Risk is managed through hedges using foreign exchange positions or derivatives.

Equity risk

The risk of loss due to changes in prices, volatility or any other equity related risk factor of individual equity or equity linked securities. This risk affects instruments such as, but not limited to, equities, exchange traded funds, mutual funds, derivatives and other equity linked products. Risk is managed through sensitivity, stress testing and VaR limits and mitigated through hedges using physical equity and derivatives instruments.

Commodity risk

The risk of loss due to changes in prices or volatility of precious metal, base metal, energy and agriculture products. Both commodity physical and derivatives positions are exposed to this risk. Risk is managed through aggregate and net trading position, sensitivity, stress testing and VaR limits and mitigated through hedges using commodity derivatives.

The following maps risk factors to trading and non-trading activities:

Non-trading
Funding	Investments
Interest rate risk Foreign currency risk	Interest rate risk Credit spread risk Foreign currency risk Equity risk
Trading
Interest rate risk Credit spread risk Foreign currency risk Equity risk Commodity risk

Market Risk Governance

Overview

The Board of Directors reviews and approves market risk policies and limits annually. The Bank’s Liability Committee (LCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The

MRMPC establishes specific operating policies and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.

Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and LCO with analysis, risk measurement, monitoring, reporting, proposals for standards and support for new product development. To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management or by the back offices. They provide senior management, business units, the LCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type.

The Bank uses a variety of metrics and models to measure and control market risk exposures. These measurements are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), Incremental Risk Charge, Comprehensive Risk Measure, stress testing, sensitivity analysis and gap analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary.

Risk Measurement Summary

Value at risk (VaR)

VaR is a statistical method of measuring potential loss due to market risk based upon a common confidence interval and time horizon. The Bank calculates VaR daily using a 99% confidence level, and a one-day holding period for its trading portfolios. This means that once in every 100 days, the trading positions are expected to lose more than the VaR estimate. VaR has two components: general market risk and debt specific risk. The Bank calculates general market risk VaR using historical simulation based on 300 days of market data. Obligor specific risk on debt instruments and credit derivatives not captured in general market risk VaR is calculated through the debt specific risk VaR, which uses a Monte Carlo simulation. In addition, the Bank calculates a Stressed VaR measure which follows the same basic methodology as VaR but is calibrated to a one year stressful period. The stress period is determined based on analysis of the trading book’s risk profile against historical market data. Stressed VaR complements VaR in that it evaluates the impact of market volatility that is outside the VaR’s historical set.

All material risk factors are captured in VaR. Where historical data is not available, proxies are used to establish the relevant volatility for VaR and Stressed VaR until sufficient data is available. Changes in VaR between reporting periods are generally due to changes in positions, volatilities and/or correlations between asset classes. VaR is also used to evaluate risks arising in certain funding and investment portfolios. Backtesting is also an important and necessary part of the VaR process. The Bank backtests the actual trading profit and loss against the VaR result to validate the quality and accuracy of the Bank’s VaR model. The Board reviews VaR and backtesting results quarterly.

Incremental Risk Charge (IRC) and the Comprehensive Risk

Measure (CRM)

Basel market risk capital requirements include the Incremental Risk Charge (IRC) and the Comprehensive Risk Measure (CRM) which capture the following:

Default risk: This is the potential for direct losses due to an obligor’s (equity/bond issuer or counterparty) default as well as the potential for indirect losses that may arise from a default event.

Credit migration risk: This is the potential for direct losses due to a credit rating downgrade or upgrade as well as the potential for indirect losses that may arise from a credit migration event.

A Monte Carlo model is used to perform default and migration simulations for the obligors underlying credit derivative and bond portfolios. In addition, for CRM in correlation trading there is a market simulation model to capture historical price movements. Both IRC and CRM are calculated at the 99.9th percentile with a one year liquidity horizon. The Board reviews IRC and CRM results quarterly.

Scotiabank Annual Report  2013      71

MANAGEMENT’S DISCUSSION AND ANALYSIS

Stress testing

A limitation of VaR and Stressed VaR is that they only reflect the recent history of market volatility and a specific one year stress period, respectively. To complement these measures, stress testing examines the impact that abnormally large changes in market factors and periods of prolonged inactivity might have on trading portfolios. Stress testing scenarios are designed to include large shifts in risk factors as well as historical and theoretical multi risk market events. Historical scenarios capture severe movements over periods that are significantly longer than the one-day holding period captured in VaR, such as the 2008 Credit Crisis or the 1998 Russian Financial Crisis. Similar to Stressed VaR, stress testing provides management with information on potential losses due to tail events. In addition, the results from the stress testing program are used to verify that the Bank’s market risk capital is sufficient to absorb these potential losses.

The Bank subjects its trading portfolios to a series of daily, weekly and monthly stress tests. The Bank also evaluates risk in its investment portfolios monthly, using stress tests based on risk factor sensitivities and specific market events. The stress testing program is an essential component of the Bank’s comprehensive risk management framework which complements the VaR methodology and other risk measures and controls employed by the Bank. The Board reviews stress testing results quarterly.

Sensitivity analysis

In trading portfolios, sensitivity analysis is used to measure the effect of changes in risk factors, including prices and volatility, on financial products and portfolios. These measures apply across product types and geographies and are used for limit monitoring and management reporting.

In non-trading portfolios, sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of shareholders’ equity. It is applied globally to each of the major currencies within the Bank’s operations. The Bank’s sensitivity analysis for limit and disclosure purposes is measured through positive and negative parallel shifts in the underlying interest rate curves. The Bank also performs sensitivity analysis using various non-parallel interest rate curve shifts, for example: curve steepeners, curve flatteners and curve twists. The Board reviews sensitivity results quarterly.

Gap analysis

Gap analysis is used to assess the interest rate sensitivity of re-pricing mismatches in the Bank’s non-trading operations. Under gap analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods based on expected re-pricing dates. Products with a contractual maturity are assigned an interest rate gap term based on the shorter of the contractual maturity date and the next re-pricing date. Products with no contractual maturity are assigned an interest rate gap based on observed historical consumer behaviour. The Board reviews gap results quarterly.

Validation of market risk models

Prior to the implementation of new market risk models, rigorous validation and testing is conducted. Validation is conducted when the model is initially developed and when any significant changes are made to the model. The models are also subject to ongoing validation, the frequency of which is determined by model risk ratings. Models may also be triggered for earlier revalidation when there have been significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting, and additional analysis such as:

•	Theoretical review or tests to demonstrate whether assumptions made within the internal model are appropriate;

•	Impact tests including stress testing that would occur under historical and hypothetical market conditions
•	The use of hypothetical portfolios to ensure that the model is able to capture concentration risk that may arise in an undiversified portfolio.

The validation process is governed by the Bank’s Model Risk Management Policy.

Non-trading market risk

Funding and investment activities

Market risk arising from the Bank’s funding and investment activities is identified, managed and controlled through the Bank’s asset-liability management processes. The Liability Committee meets weekly to review risks and opportunities, and evaluate performance including the effectiveness of hedging strategies.

Interest rate risk

Interest rate risks in the non-trading portfolios are predominately driven by the interest rate mismatch (i.e. repricing frequency) in the asset and liability exposures. The largest exposures in the non-trading book arise from retail banking operations in Canada. The largest component of this risk is from positions related to the retail mortgage book. Table 48 shows a summary of the interest rate gaps for the Bank’s non-trading positions.

Interest rate risk arising from the Bank’s lending, funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The income limit measures the effect of a specified change in interest rates on the Bank’s annual net interest income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. These limits are set according to the documented risk appetite of the Bank. Board-level limit utilization is reported to both the Liability Committee and the Board on a regular basis. Any limit exceptions are reported according to the Limit Monitoring and Compliance Policy of the Bank.

Net interest income and the economic value of equity result from the differences between yields earned on the Bank’s non-trading assets and interest rate paid on its liabilities. The difference in yields partly reflects mismatch between the maturity and re-pricing characteristics of the assets and liabilities. This mismatch is inherent in the non-trading operations of the Bank and exposes it to adverse changes in the level of interest rates. The Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of enhancing net interest income within established risk tolerances. Gap analysis, simulation modeling, sensitivity analysis and VaR are used to assess exposures and for limit monitoring and planning purposes. The Bank’s interest rate risk exposure calculations are generally based on the earlier of contractual re-pricing or maturity of on-balance sheet and off-balance sheet assets and liabilities, although certain assets and liabilities such as credit cards and deposits without a fixed maturity are assigned a maturity profile based on the longevity of the exposure. Expected prepayments from loans and cashable investment products are also incorporated into the exposure calculations. Common shareholders’ equity is assumed to be non-interest rate sensitive.

Table 49 shows the after-tax impact of an immediate and sustained 100 basis point shock over a one year period on annual income and economic value of shareholder’s equity. The interest rate sensitivities tabulated are based on a static balance sheet. There are no assumptions made for management actions that may mitigate risk. Based on the Bank’s interest rate positions at year-end 2013, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities, would increase net income after-tax by approximately $97 million over the next 12-months. During fiscal 2013, this measure ranged between $42 million and $97 million.

72      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

This same increase in interest rates would result in an after-tax decrease in the present value of the Bank’s net assets of approximately $572 million. During fiscal 2013, this measure ranged between $572 million and $807 million. The directional sensitivity of these two key metrics is largely determined by the difference in time horizons (annual income captures the impact over the next twelve months only, whereas economic value considers the potential impact of interest rate changes on the present value of all future cash flows). The annual income and economic value results are compared to the authorized Board limits. There were no limit breaches in the reporting period.

C44	Interest rate gap

$ billions, one-year interest rate gap

T48 Interest rate gap

Interest rate sensitivity position(1) As at October 31, 2013 ($ billions)	Within 3 months	3 to 12 months	Over 1 year	Non- interest rate sensitive	Total
Canadian dollars
Assets	$211.3	$39.0	$132.1	$5.6	$388.0
Liabilities	204.2	53.4	119.9	10.5	388.0
Gap	$7.1	$(14.4)	$12.2	$(4.9)	$–

Foreign currencies
Assets	$271.0	$20.3	$32.8	$31.7	$355.8
Liabilities	261.6	22.1	22.0	50.1	355.8
Gap	$9.4	$(1.8)	$10.8	$(18.4)	$–

Total
Gap	$16.5	$(16.2)	$23.0	$(23.3)	$–
As at October 31, 2012
Gap	$11.3	$(20.2)	$27.9	$(19.0)	$–

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs. The off-balance sheet gap is included in liabilities.

T49 Structural interest sensitivity(1)

	2013		2012

As at October 31 ($ millions)	Economic Value of Shareholders’ Equity	Annual Income	Economic Value of Shareholders’ Equity	Annual Income
After-Tax Impact of
100bp increase in rates
Non-trading risk	$(572)	$97	$(460)	$78
100bp decrease in rates
Non-trading risk	$420	$(103)	$294	$(85)

(1)	Changes in trading positions are excluded from the determination of structural interest rate sensitivity. Prior period amounts have been restated to reflect this change.

Foreign currency risk

Foreign currency risk in the Bank’s unhedged funding and investment activities arises primarily from the Bank’s net investments in foreign operations as well as foreign currency earnings in its domestic and remitting foreign branch operations.

The Bank’s foreign currency exposure to its net investments in foreign operations is controlled by a Board-approved limit. This limit considers factors such as potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the Liability Committee reviews the Bank’s foreign currency net investment exposures and determines the appropriate hedging strategies. These may include funding the investments in the same currency or using other financial instruments, including derivatives.

Foreign currency translation gains and losses from net investments in foreign operations, net of related hedging activities and tax effects, are recorded in accumulated other comprehensive income within shareholders’ equity. However, the Bank’s regulatory capital ratios are not materially affected by these foreign exchange fluctuations because the risk-weighted assets of the foreign operations tend to move in a similar direction.

The Bank is also subject to foreign currency translation risk on the earnings of its domestic and remitting foreign branch operations. The Bank forecasts foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, over a number of future fiscal quarters. The Liability Committee also assesses economic data trends and forecasts to determine if some or all of the estimated future foreign currency revenues and expenses should be hedged. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps. Certain of these economic hedges may not qualify for hedge accounting resulting in a potential for a mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with IFRS, foreign currency translation gains and losses relating to monetary and non-monetary items are recorded directly in earnings.

As at October 31, 2013, a one per cent increase in the Canadian dollar against all currencies in which the Bank operates, decreases the Bank’s before-tax annual earnings by approximately $47 million in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar would increase the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $224 million as at October 31, 2013, net of hedging.

Investment portfolio risks

The Bank holds investment portfolios to meet liquidity and statutory reserve requirements and for investment purposes. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.

Trading market risk

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies, and aggregate VaR and stress testing limits. The quality of the Bank’s VaR is validated by regular backtesting analysis, in which the VaR is compared to both theoretical profit and loss results based on fixed end of day positions and actual reported profit and loss. A VaR at the 99% confidence interval is an indication of a 1% probability that losses will exceed the VaR if positions remain unchanged during the next business day. Trading positions are however managed dynamically and, as a result, actual profit/loss backtesting exceptions are uncommon. During fiscal 2013 there were no theoretical profit/loss exceptions and no actual profit/loss exceptions.

In fiscal 2013, the total one-day VaR for trading activities averaged $17.4 million, compared to $18.7 million in 2012. The decrease was due to both lower general market risk and debt specific risk resulting from reduced exposure in the Global Fixed Income portfolio.

Scotiabank Annual Report  2013      73

MANAGEMENT’S DISCUSSION AND ANALYSIS

Stressed VaR Results

The Bank also calculates a Stressed VaR which uses the same basic methodology as the VaR. However, Stressed VaR is calculated using market volatility from a one-year time period identified as stressful, given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis surrounding the collapse of Lehman Brothers. In fiscal 2013, the total one-day Stressed VaR for trading activities averaged $34.3 million compared to $37.1 million in 2012. The decrease was due in part to a change in methodology to directly calculate a 10-day holding period as opposed to scaling up a 1-day calculation for capital purposes.

T50 Total one-day VaR by risk factor

	2013				2012

($ millions)	Year end	Avg	High	Low	Year end	Avg	High	Low
Credit Spread plus Interest Rate(1)	$10.9	$10.4	$15.5	$7.0	$12.9	$11.6	$18.6	$6.4
Credit Spread	7.6	8.0	10.3	5.6	6.8	9.7	12.7	6.8
Interest Rate	7.4	7.6	14.8	4.4	14.1	9.0	18.1	3.4
Equities	2.5	2.6	6.2	0.9	1.7	2.6	5.3	1.1
Foreign Exchange	1.5	1.2	2.8	0.4	0.8	1.1	2.5	0.4
Commodities	3.7	3.0	7.7	1.2	3.3	2.8	4.2	1.5
Debt Specific	14.5	13.8	17.3	10.2	13.7	14.5	17.6	11.9
Diversification Effect	(15.9)	(13.6)	N/A	N/A	(14.0)	(13.9)	N/A	N/A
All-Bank VaR	$17.2	$17.4	$21.8	$13.2	$18.4	$18.7	$24.2	$15.2
All-Bank Stressed VaR	$33.1	$34.3	$41.3	$28.2	$38.8	$37.1	$43.6	$32.5

(1)	Credit Spread plus Interest Rate was labelled as Interest Rate previously. Additional granularity is now added to include Credit Spread and Interest Rate VaR separately as well as aggregated.

Basel market risk capital requirements include the Incremental Risk Charge (IRC) and the Comprehensive Risk Measure (CRM) which capture obligor default and migration risk. On October 31, 2013 the market risk capital requirements for IRC and CRM were $338 million and $166 million respectively. The CRM surcharge was $112 million.

Description of Trading Revenue Components and graphical comparison of VaR to daily P&L

Chart 45 shows the distribution of daily trading revenue for fiscal 2013 and Chart 46 compares that distribution to daily VaR results. Trading revenue includes changes in portfolio value as well as the impact of new trades, commissions, fees and reserves. Some components of revenue which are calculated less frequently are pro-rated. Trading revenue averaged $6.2 million per day, compared to $6.1 million for 2012. Revenue was positive on 98% of trading days during the year, higher than 2012. During the year, the largest single day trading loss was $5.7 million which occurred on March 15, 2013, and was lower than the total VaR of $17.8 million on the same day.

C45	Trading revenue distribution

C46	Daily trading revenue vs. VaR

$ millions, November 1, 2012 to October 31, 2013

74      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

Market risk linkage to balance sheet

Trading assets and liabilities are marked to market daily and included in traded risk measures such as VaR. Derivatives risk related to Global Banking & Market activities is captured under trading risk measures while derivatives used in asset/liability management are in the non-traded risk category. A comparison of balance sheet items which are covered under the trading and non-trading risk measures is provided in table 51 below.

T51 Market risk linkage to balance sheet of the Bank

	Market Risk Measure

As at Oct 31, 2013 ($ millions)	Balance Sheet	Traded Risk	Non-traded risk	Primary risk sensitivity of non-traded risk
Financial assets subject to market risk
Precious metals	$8,880	$8,880	$–	n/a
Trading assets	96,489	96,489		n/a
Financial assets designated at fair value through profit or loss	106	–	106	Interest Rate
Derivative financial instruments	24,503	23,147	1,356	Interest Rate, FX, Equity
Investment securities	34,303	–	34,303	Interest Rate, Equity
Loans	$402,150	$–	$402,150	Interest Rate

Financial liabilities subject to market risk
Obligations related to securities sold short	$24,977	$24,977	$–	n/a
Derivative financial instruments	29,255	28,250	1,005	Interest Rate, FX
Trading liabilites(2)	3,622	3,622	–	n/a
Retirement benefit liabilities	$1,000		$1,000	Interest Rate, Credit Spread

(1)	Includes financial liabilities designated at fair value through profit or loss
(2)	Gold and silver certificates and bullion included in other liabilities

	Market Risk Measure

As at Oct 31, 2012 ($ millions)	Balance Sheet	Traded Risk	Non-traded risk	Primary risk sensitivity of non-traded risk
Financial assets subject to market risk
Precious metals	$12,387	$12,387	$–	n/a
Trading assets	87,596	87,596	–	n/a
Financial assets designated at fair value through profit or loss	197	–	197	Interest Rate
Derivative financial instruments	30,338	28,553	1,785	Interest Rate, FX, Equity,
Investment securities	33,361	–	33,361	Interest Rate, Equity
Loans	$352,487	$–	$352,487	Interest Rate

Financial liabilities subject to market risk
Obligations related to securities sold short	$18,622	$18,622	$–	n/a
Derivative financial instruments	35,299	34,322	977	Interest Rate, FX
Trading liabilites(2)	3,617	3,617	–	n/a
Retirement benefit liabilities	$1,164	$–	$1,164	Credit Spread Interest Rate

(1)	Includes financial liabilities designated at fair value through profit or loss
(2)	Gold and silver certificates and bullion included in other liabilities

Derivative instruments and structured transactions

Derivatives

The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and to lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books are managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.

Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted above. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.

Structured transactions

Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign-off by trading management, Global Risk Management, Taxation, Finance and Legal departments. Large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.

The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.

Scotiabank Annual Report  2013      75

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk and meets weekly to review the Bank’s liquidity profile.

The key elements of the liquidity risk framework are:

•

Measurement and modeling – the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow by currency over specified short-term horizons (cash gaps), a minimum level of core liquidity, and liquidity stress tests.

•	Reporting – Global Risk Management provides independent oversight of all significant liquidity risks, supporting the LCO with analysis, risk measurement, stress testing, monitoring and reporting.

•

Stress testing – the Bank performs liquidity stress testing on a regular basis, to evaluate the effect of both industry-wide and Bank-specific disruptions on the Bank’s liquidity position. Liquidity stress testing has many purposes including:

–	Helping the Bank to understand the potential behavior of various on-balance sheet and off-balance sheet positions in circumstances of stress; and

–	Based on this knowledge, facilitating the development of risk mitigation and contingency plans.

The Bank’s liquidity stress tests consider the effect of changes in funding assumptions, depositor behavior and the market value of liquid assets. The Bank performs industry standard stress tests, the results of which are reviewed at senior levels of the organization and are considered in making liquidity management decisions.

•

Contingency planning – the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to actual and potential liquidity events. The plan outlines an appropriate governance structure for the management and monitoring of liquidity events, processes for effective internal and external communication, and identifies potential counter measures to be considered at various stages of an event. A contingency plan is maintained both at the parent level as well as for major subsidiaries.

•	Funding diversification – the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geographic market.

•

Core liquidity – the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market conditions or due to Bank-specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits at central banks, deposits with commercial banks, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include borrowing capacity from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset liability management purposes; trading securities, which are primarily held by Global Banking & Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at October 31, 2013, unencumbered liquid assets were $170 billion, compared to $163 billion as at October 31, 2012. The mix of these liquid assets between securities and other liquid assets, which include cash, deposits with banks and precious metals was 68% and 32%, respectively (October 31, 2012 – 67% and 33%, respectively). The increase in liquid assets was mainly attributable to growth in the securities portfolio. Included in liquid assets are mortgage backed securities which for accounting purposes are classified as residential mortgages.

76      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Statement of Financial Position as at October 31, 2013. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

The Bank’s liquid asset pool is summarized in the following table:

T52 – Liquid asset pool

	As at
	October 31, 2013					October 31, 2012

($ millions)	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Total unencumbered liquid assets(3)	Total unencumbered liquid assets(3)
Cash and deposits with central banks	$44,097	$–	$44,097	$7,509	$36,588	$32,231
Deposits with financial institutions	9,240	–	9,240	1,626	7,614	7,555
Precious metals	8,880	–	8,880	54	8,826	12,269
Securities	–	–		–
Canadian government obligations	28,667	8,231	36,898	23,007	13,891	8,619
Foreign government obligations	30,903	38,327	69,230	53,809	15,421	18,716
Other securities	49,573	34,808	84,381	32,292	52,089	50,557
Loans	–	–		–
NHA mortgage-backed securities(1)	45,546	–	45,546	10,810	34,736	31,639
Call and short loans	887	–	887	–	887	1,127
Total	$217,793	$81,366	$299,159	$129,107	$170,052	$162,713
As at October 31, 2012(2)	$199,178	$64,494	$263,672	$100,959	$162,713

(1)	These mortgage-backed securities, which are available for sale, are reported as residential mortgage loans on the balance sheet.
(2)	Prior period amounts have been restated to conform to current period classifications.
(3)	Total unencumbered liquid assets equate to total liquid assets less encumbered liquid assets.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

T53 Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

	As at

($ millions)(1)	October 31 2013	October 31 2012
Bank of Nova Scotia (Parent)	$126,376	$121,110
Bank domestic subsidiaries	21,288	18,328
Bank foreign subsidiaries	22,388	23,275
Total	$170,052	$162,713

(1)	Prior period amounts have been restated to conform to current period classifications.

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollars holdings. As shown above, the vast majority (87%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

T54 Asset encumbrance

				Encumbered assets		Unencumbered assets

As at October 31, 2013 ($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Liquid Assets	$217,793	$81,366	$299,159	$119,918	$9,189	$170,052	$–
Other Investment Securities	9,462	–	9,462	2,491	–	–	6,971
Loans	366,942		366,942	6,799	30,802	–	329,341
Other Financial Assets(4)	123,954	–	123,954	2,938	–	–	121,016
Non-Financial Assets	25,637	–	25,637	–	–	–	25,637
Total	$743,788	$81,366	$825,154	$132,146	$39,991	$170,052	$482,965

(1)	Assets which are restricted from using to secure funding for legal or other reasons
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs
(3)	Other unecumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities or to raise secured funding through the Bank’s secured funding programs.
(4)	Liquid securities received as collateral against other financial assets are included in Liquid Assets

Scotiabank Annual Report  2013      77

MANAGEMENT’S DISCUSSION AND ANALYSIS

As of October 31, 2013 total encumbered assets of the Bank were $172 billion. Of the remaining $653 billion of unencumbered assets, $170 billion are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed in Table 52 Liquid asset pool.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. In the event of a one-notch or two-notch downgrade of the Bank’s rating by rating agencies, the Bank has to provide additional $426 million or $547 million collateral, respectively, to meet contractual derivative funding or margin requirements.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are being employed to hedge derivative positions in trading books or for hedging purposes, are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Regulatory developments relating to liquidity

In January 2013 the Basel Committee on Banking Supervision finalized its international framework on Liquidity Coverage Ratio (LCR) requirements. Requirements related to the Net Stable Funding Ratio (NSFR) have not been finalized. The LCR and NSFR are scheduled for implementation in January 2015 and January 2018 respectively. The Bank continues to monitor developments related to liquidity requirements.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuance.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $224 billion as at October 31, 2013 (October 31, 2012 – $191 billion). The increase since October 31, 2012, was due primarily to the acquisition of ING DIRECT, increased capital from internal capital generation and the issuance of common shares, offset by a reduction in subordinated debentures. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer term wholesale debt issuances (original maturity over 1 year) of $110 billion (October 31, 2012 – $97 billion). Longer term wholesale debt issuance includes medium term notes and deposit notes, mortgage securitizations, asset- backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and market is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured deposit notes. Additional longer-term wholesale debt is generated through the securitization of both Canadian insured residential mortgages through CMHC securitization programs, and of unsecured personal lines of credits through the Bank’s $7 billion Hollis Receivables Term Trust II Shelf program. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

78      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

In the U.S., short-term wholesale debt is raised through the issuance of negotiable certificates of deposit and commercial paper programs. The Bank’s Medium Term Notes Program is used to raise longer-term wholesale debt in the U.S. Internationally, the Bank generates short-term wholesale debt through negotiable certificates of deposit in various currencies as well as an Australian commercial paper program. Term wholesale debt is raised internationally across a variety of currencies by a European Medium Term Note Program as well as a Global Covered Bond Program (issuance to date has been in U.S. and Australian dollars).

The Bank’s issuance of non-common capital, including subordinated debentures, to meet regulatory capital requirements also provides additional longer-term funding.

The table below provides the remaining contractual maturities of funding raised through wholesale debt issuances. In the Statement of Financial Position, these liabilities are primarily included in Business & Government Deposits.

T55 – Wholesale debt issuance(1)

$ Millions, as at Date October 31st, 2013	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Unsecured Funding
Medium Term Notes & Deposit Notes	$486	$3,426	$2,493	$2,116	$1,487	$10,009	$14,275	$25,848	$1,377	$51,508
Bearer Deposit Notes, Commercial Paper & Certificate of Deposits	12,666	31,061	26,376	5,183	6,055	81,341	8,274	930	125	90,670
Secured Funding
Mortgage Securitization(2)	1,750	1,510	3,483	1,327	1,369	9,439	2,482	10,129	5,116	27,166
Covered Bonds	16	999	42	–	10	1,067	5,998	6,809	36	13,910
Asset-Backed Securities						–	931	2,390	1,822	5,143
Total Wholesale Debt Issuance	$14,918	$36,996	$32,394	$8,626	$8,921	$101,855	$31,960	$46,106	$8,476	$188,397

Of Which:
Unsecured Funding	$13,152	$34,487	$28,869	$7,299	$7,542	$91,349	$22,549	$26,778	$1,502	$142,178
Secured Funding	$1,766	$2,509	$3,525	$1,327	$1,379	$10,506	$9,411	$19,328	$6,974	$46,229

(1)	Wholesale debt issuance excludes repo transactions, bankers acceptances and subordinated debt, which are disclosed in the contractual maturities table in Note 39 of the Consolidated Financial Statements. Amounts are based on remaining term to maturity.
(2)	Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of BNS in its own name.

Wholesale debt issuance generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $170 billion as at October 31, 2013 were well in excess of wholesale debt issuance which matures in the next 12 months.

Contractual Obligations

The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services, that are enforceable and legally binding on the Bank. Table 56 provides aggregated information about the Bank’s contractual obligations related to all financial and other liabilities as at October 31, 2013, which affect the Bank’s liquidity and capital resource needs. The table provides details on undiscounted cash flows to maturity. Depending on the nature of these obligations, they may be recorded on- or off-balance sheet.

The Bank leases a large number of its branches, offices and other premises. The majority of these leases are for a term of five years, with options to renew. The total cost of these leases, net of rental income from subleases, was $378 million in 2013 (2012 – $321 million). The increase of $57 million primarily reflects the full-year impact of the sale of Scotia Plaza and lease-back of the Bank’s space in the complex, along with premises costs related to recent acquisitions including ING Direct in

Canada, Credito Familiar in Mexico and Banco Colpatria in Colombia.

Two major outsourcing contracts have been entered into by the Bank. Both are cancellable with notice.

The largest is a contract entered into with IBM Canada in 2001 to manage the Bank’s domestic computer operations, including data centres, branches, Automated Banking Machines, and desktop computing environment. The contract was expanded in 2005 to also include the computer operations for the Caribbean & Central America, and Mexico. The contract for the Canadian operations, Mexico and Caribbean & Central America was renewed earlier in 2013, for a further 5 year period.

The second is a three-year contract entered into with Symcor Inc. in 2003, with two optional five-year renewals to manage the Bank’s cheque and bill payment processing, including associated statement and report printing activities across Canada. The final 5-year option has been exercised, which will expire at the end of 2015.

T56 Contractual obligations

As at October 31 ($ millions)	Under 1 year	1-3 years	3-5 years	Over 5 years	No Specific Maturity(1)	Total
Deposits	$204,325	$78,062	$35,715	$6,636	$191,816	$516,554
Acceptances	10,556	–	–	–	–	10,556
Obligations related to securities sold short	2,448	7,240	6,795	6,011	2,483	24,977
Derivative financial instruments	6,862	7,087	5,320	9,986	–	29,255
Obligations related to securities sold under repurchased agreements and securities lent	77,503	5	–	–	–	77,508
Subordinated debentures	–	–	–	5,841	–	5,841
Capital instrument liabilities	–	–	–	–	650	650
Other liabilities	1,674	2,727	1,865	3,009	22,621	31,896
Subtotal	$303,368	$95,121	$49,695	$31,483	$217,570	$697,237
Operating leases	289	455	296	499	–	1,539
Credit commitments(2)	39,553	32,088	43,834	2,670	5	118,150
Financial guarantees(3)	–	–	–	–	26,002	26,002
Outsourcing obligations	238	388	285	2	1	914
Total	$343,448	$128,052	$94,110	$34,654	$243,578	$843,842

(1)	Includes deposits on demand and on notice.
(2)	Includes the undrawn component of committed credit and liquidity facilities.
(3)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Scotiabank Annual Report  2013      79

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Expenditures

Scotiabank has an ongoing program of capital investment to provide the necessary level of technology and real estate resources to service our customers and meet new product requirements. All major capital expenditures go through a rigorous review and approval process.

Total capital expenditures in 2013 were $247 million, a decrease of 33% from 2012. The decrease is primarily due to lower spending in ABM equipment due to the completion of a major replacement initiative; lower building maintenance due to the sale of Scotia Plaza in Toronto; and lower branch maintenance costs in the Caribbean.

Other Risks

Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function. Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank is very successful at managing operational risk with a view to safeguarding client assets and preserving shareholder value.

In fiscal 2013, the Bank has not had any material or potentially material operational risk loss events. Operational risk losses continue to be within the Bank’s risk appetite.

Governance and Organization

The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls. The governing principles of the Bank’s Operational Risk Management Framework include:

•

The three lines of defence model helps to ensure proper accountability and clearly defines the roles and responsibilities for operational risk management. The first line of defence is the business units, who own the risks in their businesses and operations. The second line of defence is led by a central risk management unit within Global Risk Management, with support from control and stewardship functions across the Bank. The third line of defence is Internal Audit.

•	The individual business lines are accountable for management and control of the significant operational risks to which they are exposed.

The Bank has a governance and organizational structure through which there is effective oversight and in which operational risk is managed to an established risk appetite, including:

–	The Board of Directors is responsible for sound corporate governance and approves annually the Bank’s Operational Risk Management Policy and Operational Risk Management Framework;

–

A senior level Operational Risk Committee comprised of Heads of business lines and key control functions, and chaired by the Chief Risk Officer. This Committee provides consistent, Bank-wide oversight of operational risk management;

–	Business-line level operational risk committees are in place to ensure issues are known, discussed, managed and escalated, as needed and in a timely manner;

–	Executive management with clearly defined areas of responsibility;

–

A central unit in Global Risk Management responsible for: developing and applying methods to identify, assess, manage and monitor operational risks; and reporting on risks as well as actual loss events and to play a challenge role to the business units in their assessment and management of operational risk;

–

Independent specialist units responsible for developing methods to mitigate specific components of operational risk, including codifying policies and processes required to control those specific risks;

–	Separation of duties between key functions; and

–

An independent internal audit department responsible for verifying that significant risks are identified and assessed, and for testing controls to ensure that overall risk is at an acceptable level. The Internal Audit department is also responsible for auditing and assessing the Bank’s Operational Risk Management Framework and its design and effectiveness.

Operational Risk Management Framework

The Bank’s Operational Risk Management Framework sets out an integrated approach to identify, assess, control, mitigate and report operational risks across the Bank. The following are key components of the Bank’s Operational Risk Management Framework:

•

The Bank’s risk and control assessment program, which is managed by Global Risk Management’s central operational risk unit, includes formal reviews of significant units, operations and processes to identify and assess operational risks. This program provides a basis for management to ensure that key risks have been identified and that controls are functioning effectively. Business line management attests to the accuracy of each assessment and develops action plans to mitigate risks if controls are not identified as effective. Results of these reviews are summarized and reported to executive management and the Board of Directors.

•	The Bank has a standard inventory of operational risks which are discussed and considered in each risk assessment.

•

The Bank’s scenario analysis program provides a forward looking view of key risks and provides management with insights into how plausible but high impact, remote operational risk events might occur. Scenario analysis will also assist in the selection of severity distributions in the Bank’s Advanced Measurement Approach (AMA) capital model (discussed below).

•

The Bank’s Key Risk Indicator (KRI) program provides management with an early warning system of changes in risk exposure that may indicate that an operational risk appetite or tolerance may be breached. KRIs exist at the business line and all-Bank level.

•

The Business Environment and Internal Control Factors (BEICF) program incorporates the impact of key business environment and internal control factors into the regulatory capital allocated to divisions by utilizing a BEICF scorecard. The scorecard will be used to adjust capital calculations produced using the Bank’s AMA capital model and due to its forward-looking nature, it also assists with identifying new trends and emerging risks.

•

The Bank’s centralized operational loss event database, which is managed and maintained by the central operational risk unit within Global Risk Management, captures key information on operational losses. This data is analyzed, benchmarked against industry loss data and significant metrics, then reported to executive management and the Board of Directors to provide insight into operational risk exposures, appetites and trends.

•

Operational risk is difficult to quantify in a fulsome and accurate manner, due to the nature of operational risk itself. Operational risk is often included with or is a by-product of another form of risk and is not taken on intentionally. Tools for operational risk management and measurement continue to evolve across the global financial services industry. There are two methods for the calculation of operational risk regulatory capital available to the Bank under Basel II – The Standardized Approach and the Advanced Measurement Approach (AMA). The Bank continues to use The Standardized Approach and expects to implement the AMA in fiscal 2015, subject to regulatory approval.

80      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

•

Operational risk reporting is provided to the Bank’s senior executive management and the Board of Directors. In addition to details and trends from operational risk loss events, reporting also includes information on risk and control assessments and scenarios completed, industry trends and significant events, key risk indicators and Business Environment and Internal Control Factor (BEICF) survey results. The combination of these information sources provides both a backward and forward-looking view of operational risk at the Bank.

•

The Bank is a member of the Operational Riskdata Exchange Association (ORX), an international consortium of banks that share anonymized loss data. This industry data is used to support risk identification, assessment and will be used as an input to the Bank’s AMA capital model. Discussion forums within ORX also help to ensure that the Bank is current of all industry best practices and developments.

•	The Bank’s Fraud Management Office, which identifies threats of financial crime, implements systems and processes to mitigate loss and reports on fraud loss activity to senior management.

•	The Bank’s monitoring of industry events, identifies significant losses incurred at other financial institutions and provides a reference for reviewing and assessing the Bank’s own risk exposure.

•

The compliance risk management program led by Global Compliance through an established network and associated processes that include: monitoring regulatory changes; conducting compliance risk assessments; implementing policies and procedures; training; monitoring and resolving issues; and reporting on the status of compliance and compliance controls to executive management, the Board of Directors, and regulators as required.

•

The Bank’s New Products and Services Risk Management Policy which describes the general principles applicable to the review, approval and implementation of new products and services within Scotiabank and is intended to provide overarching guidance. Processes are in place at the all-Bank level and in each business line for evaluation of risk in new businesses, services and products.

•

The Bank’s Business Continuity Management Department is responsible for governance and oversight of the Bank’s business continuity, and monitors units to ensure compliance with these policies. The Bank’s business continuity management policy requires that all business units develop business continuity capabilities for their respective functions.

•

The Bank is exposed to ever increasing cyber risks, which may include theft of assets, unauthorized access to sensitive information, or operational disruption such as breaches of cyber security. With this in mind, the Bank has implemented a robust and continuously evolving cyber security program to keep pace with the evolving threats. While the Bank’s computer systems continue to be subject to cyber-attack attempts, the countermeasures in place remain effective. Scotiabank has not experienced material breaches of cyber security. The Bank continues to actively monitor this risk, leveraging external threat intelligence, internal monitoring, reviewing best practices and implementing additional controls as required, to mitigate these risks.

•	The Bank’s Model Risk Management Policy, which provides the framework for model review and approval under the oversight of the Operational Risk Committee.

•

The Bank’s training programs, including the mandatory Anti-Money Laundering, Operational Risk and Information Security courses and examinations which ensure employees are aware and equipped to safeguard our customers’ and the Bank’s assets.

•	Risk mitigation programs, which use insurance policies to transfer the risk of high severity losses, where feasible and appropriate.

Reputational risk

Reputational risk is the risk that negative publicity regarding Scotiabank’s conduct, business practices or associations, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.

Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.

Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Guidelines for Business Conduct, and in a manner that minimizes reputational risk. While all employees, officers and directors are expected to protect the reputation of Scotiabank by complying with the Bank’s Guidelines for Business Conduct, the activities of the Legal, Corporate Secretary, Public, Corporate and Government Affairs and Compliance departments, and the Reputational Risk Committee, are particularly oriented to the management of reputational risk.

In providing credit, advice, or products to customers, or entering into associations, the Bank considers whether the transaction, relationship or association might give rise to reputational risk. The Bank has an established, Board-approved reputational risk policy, as well as policy and procedures for managing reputational and legal risk related to structured finance transactions. Global Risk Management plays a significant role in the identification and management of reputational risk related to credit underwriting. In addition, the Reputational Risk Committee is available to support Global Risk Management, as well as other risk management committees and business units, with their assessment of reputational risk associated with transactions, business initiatives, and new products and services.

The Reputational Risk Committee considers a broad array of factors when assessing transactions, so that the Bank meets, and will be seen to meet, high ethical standards. These factors include the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflicts of interest; fairness issues; and public perception.

The Committee may impose conditions on customer transactions, including customer disclosure requirements to promote transparency in financial reporting, so that transactions meet Bank standards. In the event the Committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.

Environmental risk

Environmental risk refers to the possibility that environmental concerns involving Scotiabank or its customers could affect the Bank’s financial performance.

To safeguard the Bank and the interests of its stakeholders, Scotiabank has an environmental policy, which is approved by the Bank’s Board of Directors. The policy guides day-to-day operations, lending practices, supplier agreements, the management of real estate holdings and external reporting practices. It is supplemented by specific policies and practices relating to individual business lines.

Scotiabank Annual Report  2013      81

MANAGEMENT’S DISCUSSION AND ANALYSIS

Environmental risks associated with the business operations of each borrower and any real property offered as security are considered in the Bank’s credit evaluation procedures. This includes an environmental assessment where applicable, and commentary on climate change where it could have a material impact (including regulatory, physical or reputational impacts) on the borrower. Global Risk Management has primary responsibility for establishing the related policies, processes and standards associated with mitigating environmental risk in the Bank’s lending activities. Decisions are taken in the context of the risk management framework discussed on page 61.

In the area of project finance, the revised Equator Principles have been integrated into the Bank’s internal processes and procedures since 2006. These are environmental and social guidelines for project finance transactions with a capital cost of US$10 million or higher, based on the policies of the International Finance Corporation, the private sector arm of the World Bank. The Equator Principles provide safeguards for sensitive projects to ensure protection of natural habitats and the rights of indigenous peoples, as well as safeguards against child and forced labour.

Environmental concerns also play a prominent role in shaping the Bank’s real estate practices and purchasing decisions. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings. In addition, considerable recycling and resource management programs are in place in the Bank’s corporate offices and branch networks. Internal tracking systems are in place with respect to energy use, greenhouse gas emissions (GHG) and paper consumption. In 2012, GHG emissions data for the branch network and corporate offices was externally verified. A variety of reduction measures are in place for energy, paper and waste. In order to further reduce the Bank’s environmental footprint, it has developed an internal Environmental Paper Policy.

To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements through ongoing dialogue with government, industry and stakeholders in countries where it operates. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role that banks play to help address issues such as climate change, protection of biodiversity, promotion of sustainable forestry practices, and other environmental issues important to its customers and communities where it operates. The Bank has an ongoing process of reviewing its policies in these areas.

Scotiabank has a number of environmentally related products and services to meet demand and promote the “green” economy. These include: an EcoEnergy Financing program designed to support personal and small business customers who wish to install small-scale renewable energy projects; an auto loan product for hybrid, electric and clean diesel vehicles; an Energy Commodities sales and trading group, which assists corporate clients originate and trade carbon credits; and an eco-home renovation program.

Environmental Reporting

Scotiabank is also a signatory to, and participant in the Carbon Disclosure Project, which provides corporate disclosure to the investment community on greenhouse gas emissions and climate change management. In 2013, Scotiabank was included on the Dow Jones Sustainability Index (DJSI)-(North America), an annual review that recognizes the world’s financial, social and environmental corporate leaders.

Insurance risk

The Bank is both a distributor of third party insurance products and underwriter of insurance risk. As a distributor of third party insurance products, the Bank earns fees but bears no insurance risk. The Bank bears insurance risk in its role as an underwriter, either through direct underwriting or via reinsurance.

Insurance risk is the risk of potential financial loss due to actual experience being different from that assumed in the pricing process of the insurance products.

Insurance by nature involves the distribution of products that transfer individual risks to the issuer with the expectation of a return built into the insurance premiums earned. The Bank is exposed to insurance risk primarily through its creditor, life and select property and casualty insurance and reinsurance products.

The insurance governance and risk management frameworks are calibrated within each insurance subsidiary commensurate with the nature and materiality of risk assumed. Senior management within the insurance business units has primary responsibility for managing insurance risk, with oversight by Global Risk Management through the Insurance Risk Committee. The insurance company subsidiaries have their own boards of directors, as well as independent appointed actuaries who provide additional risk management oversight.

The insurance companies maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, that is, they do not involve long-term pricing guarantees. Geographic diversification and product-line diversification are important elements as well. Reinsurance is commonly used as an effective tool to manage the insurance risk exposures. Insurance risk is also managed through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress-testing scenario analysis.

Strategic risk

Strategic Risk is the risk that the Bank’s business strategies are ineffective, being poorly executed, or insufficiently resilient to changes in the business environment.

The Board of Directors is ultimately responsible for oversight of strategic risk, by adopting a strategic planning process and approving, on an annual basis, a strategic plan for the Bank.

The Bank manages its strategic planning process through a series of coordinated efforts between the Executive Management Team, the Business Lines and the Corporate Functions. These efforts address a wide range of relevant considerations including capital and resource allocation, business initiatives, strategic transactions and investments, stress testing and alignment with the Bank’s Risk Appetite Framework. These considerations are reviewed in a consistent and disciplined manner. The process involves input from the entire Executive Management Team and from the Board of Directors.

On an annual basis, a comprehensive Strategy Report is prepared that summarizes the Bank’s key strategic considerations, and is presented by the Chief Executive Officer to the Board of Directors for their review and approval. The effectiveness of the Bank’s enterprise strategy is actively monitored and measured through a balanced scorecard process, which is reported on throughout the year.

The execution and evaluation of strategic plans within the Bank is critically important to the Bank’s enterprise-wide risk management framework. The Bank makes continuous efforts to ensure that all employees are aware of the Bank’s overall strategic direction, and that employees are also aware of the strategies and objectives for their respective business line or corporate function. On an ongoing basis, the business lines and corporate functions identify, manage and assess the internal and external considerations – including risk factors – that could affect the achievement of their strategic objectives. These matters are considered on an enterprise-wide basis by the Bank’s Executive Management Team, which makes adjustments, as required.

82      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    CONTROLS AND ACCOUNTING POLICIES

CONTROLS AND ACCOUNTING POLICIES

Controls and procedures

Management’s responsibility for financial information contained in this annual report is described on page 144.

Disclosure controls and procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2013, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

Internal control over financial reporting

Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

All control systems contain inherent limitations, no matter how well designed. As a result, the Bank’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 1992 framework, and based on that assessment concluded that internal control over financial reporting was effective as at October 31, 2013.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2013.

Critical accounting estimates

The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 3 on pages 120 to 131 summarizes the significant accounting policies used in preparing the Bank’s Consolidated Financial Statements. Certain of these policies require management to make estimates and subjective judgements that are difficult, complex, and often relate to matters that are inherently uncertain. The policies discussed below are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because changes in the judgements and estimates could have a material impact on the Bank’s Consolidated Financial Statements. These estimates are adjusted in the normal course of business to reflect changing underlying circumstances.

Allowance for credit losses

The allowance for credit losses represents management’s best estimate of the probable credit losses in the portfolio of deposits with other institutions, loans to borrowers and acceptances. Management undertakes regular reviews of credit quality to assess the adequacy of the allowance for credit losses. This process requires the use of estimates and subjective judgements at many levels. These subjective judgements include identifying credits that are impaired, and considering factors specific to individual credits, as well as portfolio characteristics and risks. Changes to these estimates or use of other reasonable judgements and estimates could directly affect the provision for credit losses.

The allowance for credit losses is comprised of collective and individually assessed allowances.

Allowances in respect of individually significant credit exposures are an estimate of probable incurred losses related to existing impaired loans. In establishing these allowances applicable to individual credit exposures, management individually assesses each loan for objective indicators of impairment and forms a judgement as to whether the loan is impaired. Loan impairment is recognized when, in management’s opinion, there is no longer reasonable assurance that interest and principal payments will be collected based on original contractual terms. Once a loan is determined to be impaired, management estimates its net realizable value by making judgements relating to the timing of future cash flow amounts, the fair value of any underlying security pledged as collateral, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.

Individual provisions were higher in 2013 than in 2012, driven primarily by higher provisions in International Banking.

Management estimates allowances on a collective basis for exposures in certain homogenous portfolios, including residential mortgages, credit card loans and most personal loans. This collective assessment for these positions involves estimating the probable losses inherent in the portfolio by using a formulaic method that considers recent loss experience.

An allowance is also determined in respect of probable incurred losses that are inherent in the portfolio, of performing loans, but have not yet been specifically identified on an individual basis. Management establishes this allowance on a collective basis through an assessment of quantitative and qualitative factors. Using an internally developed model, management arrives at an initial quantitative estimate of the collective allowance for the performing portfolio based on numerous factors, including historical average default probabilities, loss given default rates and exposure at default factors. Material changes in any of these parameters or assumptions would affect the range of expected credit losses and, consequently, could affect the collective allowance level. For example, if either the probability of default or the loss given default rates for the non-retail portfolio were independently increased or decreased by 10%, the model would indicate an increase or decrease to the quantitative estimate of approximately $85 million (2012 – $90 million). The non-retail quantitative estimate in 2013, includes an adjustment in respect of variation and uncertainty in the historically based credit parameters.

A qualitative assessment of the collective allowance is made based on observable data, such as: economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes and severity of delinquencies and a component for the imprecision inherent in the model and model parameters. Management reviews the

Scotiabank Annual Report  2013      83

MANAGEMENT’S DISCUSSION AND ANALYSIS

collective allowance quarterly to assess whether the allowance is at the appropriate level in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality.

The total collective allowance for credit losses as at October 31, 2013, was $2,604 million, an increase of $184 million from a year earlier. The increase was primarily due to changes in credit quality. The collective allowance amount is primarily attributable to business and government performing loans ($953 million), with the remainder allocated to personal lending and credit cards ($1,131 million) and residential mortgages ($561 million). These amounts for personal lending and credit cards and for residential mortgages include allowances for both performing and impaired loans.

Fair value of financial instruments

All financial instruments are measured at fair value on initial recognition. Subsequent measurement of a financial instrument depends on its classification. Non-trading loans and receivables, certain securities and most financial liabilities are carried at amortized cost unless classified or designated as fair value through profit and loss or available-for-sale at inception. All other financial instruments, including those designated as fair value through profit and loss at inception, are carried at fair value.

Fair value is defined as the amount of consideration that would be agreed upon in an arms-length transaction, other than a forced sale or liquidation, between knowledgeable, willing parties who are under no compulsion to act. The best evidence of fair value is a quoted bid or ask price, as appropriate, in an active market (level 1). Where bid or ask prices are not available, such as in an illiquid or inactive market, the closing price of the most recent transaction of that instrument is used subject to appropriate adjustments. This value is supplemented as required with internal valuation models with significant market observable inputs (level 2) or unobservable inputs (level 3). Where quoted market prices are not available, the quoted price of similar financial instruments (i.e. with similar characteristics and risk profile) or internal models which maximizes the use of market observable inputs are used to estimate the fair value (level 2). Alternatively the use of non-market observable inputs to estimate fair value will result in level 3 classification.

Financial instruments in the Bank’s trading assets are comprised primarily of securities and loans. These trading instruments are carried at fair value on the Consolidated Statement of Financial Position, with changes in the fair values of trading instruments recorded in the Consolidated Statement of Income in other operating income – trading revenues. The fair values of securities are primarily based on quoted prices in active markets, where available. Where quoted prices are not available, the fair value is determined by utilizing recent transaction prices, broker quotes, or consensus pricing services. The fair value of income trusts/funds and hedge funds is based on observable quoted prices. Where quoted or active market prices are unavailable, the last available Net Asset Value, fund statements and other financial information available from third-party fund managers at the fund level are used in arriving at the fair value. These inputs are not considered observable because we cannot redeem these funds at net asset value.

Corporate and other debt securities are valued using prices from independent market data providers or third-party broker quotes. Where prices are not available consistently, the last available data is used and corroborated with a yield-based valuation approach. In some instances, interpolated yields of similar bonds are used to price securities. The Bank uses pricing models with observable inputs from market sources such as credit spread curves, interest rate curves, and recovery rates. These inputs are corroborated through an independent pricing valuation process within the Bank on a monthly basis. In some cases, prices are unavailable and cannot be corroborated with market observable inputs. For certain securities where there is no active market, no consensus market pricing and no indicative or executable independent third-party quotes, the Bank relies on pricing by third-party providers and cannot readily observe the market inputs used to price such instruments.

The fair values of government issued or guaranteed debt securities are primarily based on quoted prices in active markets, where available. Where quoted prices are not available, the fair value is determined by utilizing recent transaction prices, broker quotes, or pricing services. For securities that are not actively traded, the Bank uses a discounted cash flow method, assuming the effective yield of a similar instrument adjusted for instrument-specific risk factors. Other unobservable inputs used in the discounted cash flow method include the use of credit spread data and relevant contractual features.

Trading loans include precious metals loans (primarily gold and silver), that are valued using a discounted cash flow model incorporating various inputs including precious metals spot and forward prices and interest rate curves. Other trading loans that serve as hedges to loan-based credit total return swaps are valued using consensus prices from pricing services.

Securities designated as available-for-sale are recorded at fair value on the Consolidated Statement of Financial Position. These securities are mostly valued using quoted prices or valuation methods using market-observable inputs. Where equity securities are less frequently traded, the most recent exchange-quoted pricing is used to determine fair value. Where quoted prices in active markets are not readily available for securities, such as for private equity securities or structured debts, the fair value is determined based on multiple of the underlying earnings or percentage of underlying assets obtained from third-party general partner statements or similar structured debts. Further adjustments are made to reflect the lack of liquidity of these securities. Where there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities.

The fair value of mortgage-backed securities is primarily determined using third-party broker quotes and independent market data providers, where the market is more active. Where the market is inactive, an industry-standard model that includes assumptions relating to prepayment rates, default rates and loss projections based on collateral type is used.

Unrealized gains and losses as a result of changes in the fair values of available-for-sale securities are included in the Consolidated Statement of Comprehensive Income.

Derivatives designated in hedging relationship are recorded at fair value on the Consolidated Statement of Financial Position. All changes in these derivative fair values other than those designated as cash flow hedges or net investment hedges are recorded in the Consolidated Statement of Income, while the latter flows through other comprehensive income.

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account input factors such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments.

Derivative products valued using a valuation technique with market-observable inputs mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates and interest rate curves.

Derivative products valued using a valuation technique with significant unobservable inputs are long-dated contracts (interest rate swaps, currency swaps, forward foreign exchange contracts, options contracts and certain credit default swaps) and other derivative products that reference a basket of assets, commodities or currencies. These models incorporate certain non-observable inputs such as volatility and correlation.

84      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    CONTROLS AND ACCOUNTING POLICIES

The Bank has processes and controls in place to ensure that its fair values are appropriate. An independent model review group reviews the Bank’s valuation models and approves them for use for specific products.

The Bank’s valuation policies require that all pricing or rate sources, such as brokers, dealers and consensus pricing services used for the purposes of independent price verification be external to the Bank. On a periodic basis, an independent assessment of pricing or rate sources is performed to determine market presence or market representative levels.

Further, price verification groups, independent from the risk-taking functions, ensure that observable market prices and market based parameters are used for valuation wherever possible. For those products with material parameter risk for which market levels are not observable, an independent review of the assumptions made for pricing is performed.

In arriving at fair value, valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These monthly adjustments include dimensions such as counterparty credit quality, the Bank’s own creditworthiness, constraints on liquidity and unobservable parameters. Valuation adjustments recorded against the fair value of financial assets and financial liabilities totaled $118 million as at October 31, 2013, (2012 – $273 million), net of any write-offs. These valuation adjustments are due mainly to counterparty credit risk considerations for derivative transactions. Uncertainty in the estimates used in the models can affect the fair value and financial results recorded. Historically, the impact of any change in these estimates was not expected to be significant; however, in the recent volatile market conditions where significant and rapid changes in observable model inputs can occur, greater volatility in fair values derived from these models is possible. Where significant unobservable market data is used as a key input into the valuation of certain derivatives, the inception profit or loss on those derivatives is deferred over the life of the derivative contract, or until the valuation inputs become observable. This amount is disclosed in Note 6 on page 137.

The Bank discloses the classification of all financial instruments carried at fair value in a hierarchy based on the determination of fair value. The valuation hierarchy is as follows:

•	Level 1 – fair value is based on unadjusted quoted prices in active markets for identical instruments,

•	Level 2 – fair value is based on models using significant market-observable inputs other than quoted prices for the instruments, or

•	Level 3 – fair value is based on models using significant inputs that are not based on observable market data.

The Bank’s assets and liabilities which are carried at fair value as classified by the valuation hierarchy are reflected in Note 6 on pages 135 and 136. The percentage of each asset and liability category by fair value hierarchy level are outlined as follows:

T57 Fair value hierarchy of financial instruments

	Assets			Liabilities
Fair value hierarchy	Trading assets	Available- for-sale securities	Derivatives	Obligations related to securities sold short	Derivatives
Level 1	63%	54%	3%	90%	3%
Level 2	36%	40%	95%	10%	95%
Level 3	1%	6%	2%	–%	2%
	100%	100%	100%	100%	100%

Impairment of investment securities

Investment securities are evaluated for impairment at the end of each reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original cost is considered in determining whether impairment exists. In the case of debt instruments classified as available-for-sale and held-to-maturity investment securities, impairment is assessed based on the same criteria as impairment of loans.

When a decline in value of available-for-sale debt or equity instrument is due to impairment, the value of the security is written down to fair value. The losses arising from impairment are reclassified from accumulated other comprehensive income and included in net gain on investment securities within other operating income in the Consolidated Statement of Income.

The losses arising from impairment of held-to-maturity investment securities are recognized in net gain on investment securities within other operating income in the Consolidated Statement of Income.

Reversals of impairment losses on available-for-sale debt instruments resulting from increases in fair value related to events occurring after the date of impairment are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the original impairment charge. Reversals of impairment on available-for-sale equity instruments are not recognized in the Consolidated Statement of Income; increases in fair value of such instruments after impairment are recognized in equity.

Reversals of impairment losses on held-to-maturity investment securities are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the amortized cost of the investment before the original impairment charge.

As at October 31, 2013, the gross unrealized gains on available-for-sale securities recorded in accumulated other comprehensive income were $1,297 million (2012 – $1,312 million), and the gross unrealized losses were $160 million (2012 – $219 million). Net unrealized gains were therefore $1,137 million (2012 – $1,093 million) before hedge amounts. The net unrealized gains after hedge amounts were $980 million (2012 – $891 million).

At October 31, 2013, the unrealized loss recorded in accumulated other comprehensive income relating to securities in an unrealized loss position for more than 12 months was $84 million (2012 – $140 million). This unrealized loss was comprised of $26 million (2012 – $80 million) in debt securities, $44 million (2012 – $44 million) related to preferred shares and $14 million (2012 – $16 million) related to common shares. The unrealized losses on the debt securities arose primarily from changes in interest rates and credit spreads. For debt securities, based on a number of considerations, including underlying credit of the issuers, the Bank expects that future interest and principal payments will continue to be received on a timely basis in accordance with the contractual terms of the security.

Employee benefits

The Bank sponsors various pension and other benefit plans for eligible employees in Canada, the U.S., and other international operations. The pension benefits are generally based on years of service and average earnings at retirement. Other benefits generally include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability.

Employee benefit expense and the related benefit obligation are calculated using actuarial methods and certain actuarial assumptions. Most of these assumptions are based on management’s best estimate and are reviewed and approved annually. The key assumptions include the long-term rate of investment return on plan assets, future compensation, health care costs, employee turnover, retirement age and mortality. When making these estimates, management considers expectations of future economic trends and business conditions, including inflation rates, as well as other factors. Management also reviews historical investment returns, salary increases and health care costs. Another important assumption is the discount rate used for measuring the benefit obligation which is generally prescribed to be equal to the current yield on long term, high-quality corporate bonds

Scotiabank Annual Report  2013      85

MANAGEMENT’S DISCUSSION AND ANALYSIS

with durations similar to the benefit obligation. The management assumptions with the greatest potential impact are the assumed long-term rate of return on assets and the discount rate used for measuring the benefit obligation. If the assumed long-term rate of return on assets was 1% lower (higher), the benefit expense for 2013 would have been $59 million higher (lower). If the assumed discount rate was 1% lower (higher), the benefit expense for 2013 would have been $163 million higher (lower).

The Bank uses a measurement date of October 31, and based on this measurement date, the Bank reported a deficit of $293 million in its principal pension plans as disclosed in Note 30 to the Consolidated Financial Statements on pages 168 to 170. There has been an improvement in the funded status of the plans primarily due to strong asset performance. The improvement in the funded status of the plans will impact the benefit expense for fiscal year 2014 and possibly future years.

Actual experience that differs from assumptions made by management will result in a net actuarial gain or loss, consequently increasing or decreasing the benefit expense for future years. In accordance with IFRS, this difference is not recognized immediately as income or expense, as the Bank has elected to use the corridor approach whereby actuarial gains and losses are amortized into income over future periods.

Management determines whether the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of each year. Any unrecognized net actuarial gain or loss above this 10% threshold is generally amortized into income over the estimated average remaining service period of active employees ranging from 6 to 17 years for the Bank’s principal pension plans, and 7 to 26 years for the Bank’s principal other benefit plans.

Note 30 on pages 168 to 170 of the 2013 Consolidated Financial Statements contains details of the Bank’s employee benefit plans, such as the disclosure of pension and other benefit amounts, management’s key assumptions, and a sensitivity analysis of changes in these assumptions on the employee benefit obligation and expense.

Corporate income taxes

Management exercises judgement in determining the provision for income taxes and deferred income tax assets and liabilities. The provision is based on management’s expectations regarding the income tax consequences of transactions and events during the period. Management interprets the tax legislation for each jurisdiction in which the Bank operates and makes assumptions about the expected timing of the reversal of future assets and liabilities. If management’s interpretations of the legislation differ from those of the tax authorities or if the actual timing of the reversals of the future assets and liabilities is not as anticipated, the provision for income taxes could increase or decrease in future periods.

Total deferred tax assets related to the Bank’s unused income tax losses from operations arising in prior years were $756 million as at October 31, 2013 (October 31, 2012 - $800 million). The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounts to $279 million (2012 -$326 million). The amount related to unrecognized tax losses is $34 million, which will expire as follows: $4 million in 2020 and beyond and $30 million have no fixed expiry date.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

Note 29 on pages 166 to 167 of the 2013 Consolidated Financial Statements contains further details with respect to the Bank’s provisions for income taxes.

Special purpose entities

In the normal course of business, the Bank enters into arrangements with special purpose entities (SPEs) on behalf of its customers and for its own purposes. These SPEs can be generally categorized as multi-seller commercial paper conduits, Bank funding vehicles and structured finance entities. Further details are provided on pages 46 and 47 in the off-balance sheet arrangements section.

Management is required to exercise judgement to determine whether a SPE should be consolidated. This evaluation involves understanding the arrangements, determining whether the entity is considered a SPE and determining whether the Bank controls the SPE based on the following factors:

•	whether the activities of the SPE are being conducted on behalf of the Bank according to its specific business needs so that the Bank obtains benefits from the SPE’s operations;
•

whether the Bank has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Bank has delegated these decision-making powers;

•	whether the Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risk incident to the activities of the SPE; or
•	whether the Bank retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The analysis uses both qualitative and quantitative analytical techniques and involves the use of a number of assumptions about the business environment in which the SPE operates and the amount and timing of future cash flows.

Management is required to exercise judgement to determine if a change in control event has occurred. In applying the guidance under IFRS, the Bank considers the following events to be indicators that a change in control may have occurred: changes to the SPE’s governing documents or contractual arrangements; the Bank or third parties disposing some or all of its interest to unrelated parties; or new interests issued to the Bank or third parties.

During 2013, there were no change in control events that caused the Bank to change its control conclusion of its multi-seller conduit SPEs.

As described in Note 14 to the Consolidated Financial Statements (on pages 150 to 152) and in the discussion of off-balance sheet arrangements (on pages 46 and 47), the Bank does not control the two Canadian-based multi-seller asset-backed commercial paper (ABCP) conduits that it sponsors and they are not required to be consolidated on the Bank’s Consolidated Statement of Financial Position. The Bank controls its U.S.-based multi-seller conduit and consolidates it on the Bank’s Consolidated Statement of Financial Position.

Goodwill

For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGU) that are expected to benefit from the particular acquisition.

Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. The CGU to which goodwill has been allocated is aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes.

The carrying amount of the CGU is determined by management using approved internal economic capital models. These models consider various factors including market risk, credit risk, operational risk, and other relevant business risks for each CGU. An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or

86      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    CONTROLS AND ACCOUNTING POLICIES

value in use exceeds the carrying amount, there is no need to determine the other. The recoverable amount for the CGU has been determined using the fair value less costs of disposal method. In arriving at such value an appropriate valuation model is used which considers various factors including normalized net income, price earnings multiples and control premium. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss, in respect of goodwill, is not reversed.

Significant judgment is applied in determining the recoverable amounts of the CGU and assessing whether certain events or circumstances constitute objective evidence of impairment.

Goodwill was assessed for annual impairment based on the methodology as at July 31, 2013, and no impairment was determined to exist.

Indefinite life intangible assets

Intangible assets with indefinite useful lives are not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment.

The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. Value in use method is used by the Bank to determine the recoverable amount of the intangible asset. In determining value in use, an appropriate valuation model is used which considers factors such as management-approved cash flow projections, discount rate and terminal growth rate. An impairment loss is recognized if the carrying amount of the intangible asset exceeds its recoverable amount. Impairment losses recognized in prior periods are reassessed at each reporting period for any indication that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the intangible asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized.

The recoverable amount is significantly impacted by the discount rate and the terminal value. Significant judgment is applied in determining the intangible asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Intangible assets were assessed for annual impairment as at July 31, 2013, and no impairment was determined to exist.

Provisions

According to IFRS, the Bank should recognize a provision if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Probable in this context means more likely than not.

Litigation and other

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

Off-balance sheet credit risks

The provisions for off-balance sheet credit risks relates primarily to off-balance sheet credit risks such as undrawn lending commitments, letters of credit and letters of guarantee. These are collectively assessed in a manner consistent with the collective allowance for performing on-balance sheet credit risks.

Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

Effective November 1, 2013

The IASB issued a number of new or amended standards that are effective for the Bank as of November 1, 2013. The Bank has completed its assessment phase and will be able to meet the requirements of the new standards, reporting for the first quarter of 2014.

Employee Benefits

IAS 19, Employee Benefits, eliminates the use of the corridor approach (the method currently used by the Bank) and requires the value of the surplus/deficit of the defined benefit plans to be recorded on balance sheet, with actuarial gains and losses to be recognized immediately in other comprehensive income (OCI). In effect, the plan net surplus/deficit position would be reflected on the Bank’s Consolidated Statement of Financial Position. Amounts recorded in OCI would not be recycled through the Bank’s Consolidated Statement of Income. In addition, the discount rate to be used for recognizing the net interest income/expense is based on the rate at which the liabilities are discounted and not the expected rate of return on the assets. This will result in higher expense in the Consolidated Statement of Income in line with the funded status of the plan. The OCI balances will also be changing directly due to the changes in the actuarial gains and losses. The standard will be effective for the Bank as of November 1, 2013, and is applied retrospectively.

On November 1, 2012, the Bank’s net benefit liability was $1,163 million. When the new standard is implemented retrospectively, the net benefit liability at November 1, 2012, will increase by $1,228 million to $2,391 million. In addition, there will be an increase in deferred tax assets of $318 million, and a net decrease in equity of $910 million. The decrease to equity is comprised of reductions in accumulated other comprehensive income and retained earnings after-tax of $723 million and $187 million respectively. At October 31, 2013, the Bank’s net benefit liability was $1,000 million under the current standard but is estimated to increase to $1,549 million under the new standard.

The benefit expense under the new standard for fiscal 2013 is estimated to be $395 million compared to $301 million under the current standard. (2012 new standard - $292 million compared to $238 million under the current standard).

Consolidation

The following new and amended guidance relates to consolidated financial statements:

IFRS 10, Consolidated Financial Statements; and

IFRS 12, Disclosure of Interests in Other Entities

IFRS 10 replaces the consolidation guidance in IAS 27, Separate Financial Statements. It introduces a single, principle based control model for all entities as a basis for determining which entities are consolidated and sets out the requirements for the preparation of consolidated financial statements. Under IFRS 10, control results from an investor having: (1) power over the relevant activities of the investee; (2) exposure or rights to variable returns from its involvement with the investee; and (3) the ability to use its power over the investee to affect the amount of the returns. The standard also provides additional clarity and guidance on the role of a principal or agent in determination of control. The standard is applied retrospectively allowing for certain practical exceptions and transitional relief.

On adoption of IFRS 10, the Bank expects to deconsolidate certain trusts through which the Bank issues regulatory capital instruments. The impact as at November 1, 2012 and November 1, 2013 will be a reclassification of $777 million and $743 million respectively, from Non-controlling interests capital instrument equity holders to Deposits-Business and government. Other than this reclassification, the adoption of the standard will not have a material impact on the Bank’s assets or liabilities.

Scotiabank Annual Report  2013      87

MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS 12 broadens the definition of interests in other entities and requires enhanced disclosures on both consolidated entities and unconsolidated entities with which the Bank is involved. The standard also requires certain additional disclosures for unconsolidated Bank-sponsored entities. The adoption of IFRS 12 will not have a significant impact on the Bank’s consolidated financial statements.

Joint Arrangements

IFRS 11, Joint Arrangements, addresses inconsistencies in the reporting of joint arrangements by eliminating proportionate consolidation as a method to account for jointly controlled entities and improves the accounting of joint arrangements by introducing a principle-based approach that requires a party to the joint arrangement to recognize its rights and obligations from the arrangement, rather than its legal form (as is currently the case). The adoption of this standard will have no material impact on the Bank’s assets and liabilities.

Fair Value Measurement

IFRS 13, Fair Value Measurement, provides a definition of fair value, establishes a single framework for measuring fair value, and provides additional disclosure requirements for fair value used across all IFRS standards. The Bank does not expect the adoption of this standard to have a significant impact on how we determine fair value but is expected to result in additional quantitative and qualitative disclosures. Some of these additional disclosures will be required at interim reporting and some at year-end. The standard will be applied prospectively.

Disclosures – Offsetting Financial Assets and Financial Liabilities

IFRS 7, Financial Instruments: Disclosures – Offsetting Financial Assets and Liabilities, provides new disclosures requiring the Bank to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. The Bank expects the adoption of this standard will result in additional disclosures.

Effective November 1, 2014 and beyond

Levies

IFRIC 21, Levies, provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is to be applied retrospectively and is effective for the Bank November 1, 2014. While the interpretation determines the timing of the recognition, it does not change the measurement of the amount to be recognized. The Bank is currently assessing the impact of adopting this interpretation.

Investment Entities

The IASB issued amendments, effective November 1, 2014, to IFRS 10, IFRS 12, and IAS 27 which requires a parent that is an investment entity to measure its investments in subsidiaries at fair value through profit or loss, instead of consolidating subsidiaries in its consolidated financial statements. The Bank is currently assessing the impact of adopting this amendment.

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)

This amendment to IAS 39, Financial Instruments: Recognition and Measurement, adds a limited exception to IAS 39 to allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws and regulation, if specific conditions are met. This amendment is effective for the Bank November 1, 2014. The Bank is currently assessing the impact of adopting this amendment.

Presentation

Amendment to IAS 32, Financial Instruments: Presentation, clarifies the requirements relating to offsetting financial assets and financial liabilities. This amendment is effective for the Bank November 1, 2014. The Bank is currently assessing the impact of adopting this amendment.

Disclosures for Non-financial Assets

Amendment to IAS 36, Impairment of Assets, provides new disclosure requirements relating to the measurement of the recoverable amount of impaired assets as a result of issuing IFRS 13, Fair Value Measurement. This amendment is effective for the Bank November 1, 2014. The Bank is currently assessing the impact of adopting this amendment.

Financial Instruments

IFRS 9, Financial Instruments, will replace the guidance in IAS 39, Financial Instruments: Recognition and Measurements and will be completed and implemented in three separate phases, which includes classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting. Accounting for macro hedging will be issued as a separate standard. On November 19, 2013, IFRS 9 was formally amended to remove the January 1, 2015 effective date, in line with the decision made in the July 2013 IASB meeting. The IASB also tentatively decided at its November 2013 meeting, that the mandatory effective date of IFRS 9 will be no earlier than annual periods beginning on or after 1 January 2017. The Bank continues to monitor all of these developments and continues to assess the impact.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank actively monitors these and other developments and is working to ensure business impacts, if any, are minimized.

For detailed discussion on regulatory development related to capital and liquidity requirements please refer to page 35 and page 75 respectively.

On December 14, 2012, the Federal Reserve Bank in the U.S. issued proposed rules to implement the enhanced prudential standards and early remediation requirements of section 165 and 166 of the Dodd-Frank Act for foreign banking organization and foreign non-bank financial companies. The overall intent of the proposal is to strengthen the regulation of the U.S. operations of foreign banking organizations. The Bank is currently reviewing the proposal and the potential impact on its U.S. operations. The comment period for the proposal ended on April 30, 2013 and the effective date is expected to be July 2015.

Related party transactions

Transactions with key management personnel

Compensation of the Bank Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the Chief Executive Officer (CEO), all direct reports of the CEO and the Chief Financial Officer.

T58 Compensation of the Bank key management personnel

($ millions)	2013	2012
Salaries and cash incentives(1)	$20	$20
Equity-based payment(2)	34	31
Pension and other benefits(1)	2	1
Total	$56	$52

(1)	Expensed during the year
(2)	Awarded during the year

Directors can use some of all of their director fees earned to buy common shares of the Bank at market rates through the Directors’ Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in fiscal 2004, the Bank no longer grants stock options to non-officer directors. Refer to Note 28 – Share-based payments for further details of these plans.

88      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    CONTROLS AND ACCOUNTING POLICIES

Loans and deposits of key management personnel

T59 Loans and deposits of key management personnel

($ millions)	2013	2012
Loans	$1	$2
Deposits	$12	$15

In Canada, loans are currently granted to key management personnel at market terms and conditions. Effective March 1, 2001, the Bank discontinued the practice of granting loans to key management personnel in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.

The Bank’s committed credit exposure to companies controlled by directors totaled $3.5 million as at October 31, 2013, (2012 – $4.3 million), while actual utilized amounts were $1.3 million (2012 – $1.6 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations or terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and are as follows:

T60 Transactions with associates and joint ventures

As at and for the year ended October 31 ($ millions)	2013	2012
Net income	$20	$21
Loans	511	451
Deposits	287	572
Guarantees and commitments	$58	$49

The Bank manages assets of $1.7 billion (October 31, 2012 – $1.7 billion) which is a portion of the Scotiabank principal pension plan assets and earns $4 million (October 31, 2012 – $3 million) in fees.

Oversight and governance

The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing policies and practices for identifying transactions with related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in GAAP. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.

The Bank’s Internal Audit department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively.

Scotiabank Annual Report  2013      89

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLEMENTARY DATA*

Geographic information

T61 Net income by geographic segment

	2013						2012						2011

For the fiscal years ($ millions)	Canada	U.S.	Mexico	Peru	Other Inter- national	Total	Canada	U.S.	Mexico	Peru	Other Inter- national	Total	Canada	U.S.	Mexico	Peru	Other Inter- national	Total
Net interest income	$5,699	$480	$1,048	$895	$3,342	$11,464	$4,762	$542	$846	$832	$3,144	$10,126	$4,613	$579	$879	$647	$2,382	$9,100
Net fee and commission revenues	4,588	459	452	416	1,226	7,141	4,227	422	416	376	1,004	6,445	4,014	395	409	343	744	5,905
Net income from investments in associated corporations	239	–	4	5	659	907	214	–	3	4	377	598	219	–	1	–	377	597
Other operating income	905	286	122	72	955	2,340	1,489	275	58	23	986	2,831	825	171	46	16	926	1,984
Provision for credit losses	472	38	130	246	410	1,296	515	20	89	180	348	1,152	621	(12)	145	85	297	1,136
Operating expenses	6,372	464	1,049	628	3,223	11,736	5,715	412	878	587	2,915	10,507	5,483	441	869	520	2,269	9,582
Provision for income taxes	973	195	61	166	522	1,917	879	290	28	156	374	1,727	626	264	73	138	234	1,335
Net income	$3,614	$528	$386	$348	$2,027	$6,903	$3,583	$517	$328	$312	$1,874	$6,614	$2,941	$452	$248	$263	$1,629	$5,533
Corporate adjustments(1)						(206)						(148)						(203)
						$6,697						$6,466						$5,330
Net income attributable to:
Non-controlling interests						275						223						149
Preferred shareholders						217						220						216
Common shareholders						$6,205						$6,023						$4,965

(1)	The adoption of the standard on business combinations results in a change in the definition of net income to exclude non-controlling interests.

T62 Loans and acceptances by geography(1)

	IFRS			CGAAP		Percentage mix

As at October 31 ($ billions)	2013	2012	2011	2010	2009	2013	2012
Canada
Atlantic provinces	$15.1	$17.3	$15.7	$17.0	$15.7	3.6%	4.7%
Quebec	23.7	22.3	20.5	17.7	16.0	5.7	6.1
Ontario	148.3	123.9	109.7	101.7	96.0	35.7	34.0
Manitoba and Saskatchewan	13.0	11.5	10.4	6.6	6.2	3.1	3.2
Alberta	42.9	36.8	33.9	21.7	20.3	10.3	10.1
British Columbia	48.8	39.7	36.1	21.1	18.8	11.7	10.9
	291.8	251.5	226.3	185.8	173.0	70.1	69.0
U.S.	20.0	20.7	16.7	21.1	22.0	4.8	5.7
Mexico	12.9	10.7	10.3	10.1	9.7	3.1	2.9
Other International
Latin America	36.8	33.0	28.5	23.4	21.5	8.9	9.1
Europe	6.4	6.0	8.7	6.5	12.9	1.5	1.7
Caribbean and Central America	27.0	25.3	17.8	18.8	15.6	6.5	6.9
Other	21.1	17.2	21.1	17.0	15.1	5.1	4.7
	91.3	81.5	76.1	65.7	65.1	22.0	22.4
	$416.0	$364.4	$329.4	$282.7	$269.8	100.0%	100.0%
Total allowance for loan losses(2)	$(3.3)	$(3.0)	$(2.7)	$(1.4)	$(1.4)
Total loans and acceptances net of allowance for loan losses	$412.7	$361.4	$326.7	$281.3	$268.4

(1)	2011 and 2012 have been restated to reflect the exclusion of deposits with non-bank financial institutions previously classified as loans to conform to the current period presentation. Periods prior to 2011 reflect balances as at September 30, and General Allowances as at October 31.
(2)	Under IFRS, total allowance includes a collective allowance on performing loans ($1,272 million in 2013).

90      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T63 Gross impaired loans by geographic segment

	IFRS			CGAAP

As at October 31 ($ millions)	2013(1)	2012(1)	2011(1)	2010	2009
Canada	$1,022	$1,182	$1,168	$1,276	$1,258
U.S.	184	139	8	179	408
Mexico	223	145	152	250	238
Peru	326	266	230	219	194
Other International	1,946	1,850	1,797	2,497	1,841
Total	$3,701	$3,582	$3,355	$4,421	$3,939

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.

T64 Provision against impaired loans by geographic segment

	IFRS			CGAAP

For the fiscal years ($ millions)	2013	2012	2011	2010	2009
Canada	$472	$515	$621	$712	$804
U.S.	38	20	(12)	(13)	192
Mexico	130	89	145	168	185
Peru	246	180	85	104	102
Other International	410	348	297	352	290
Total	$1,296	$1,152	$1,136	$1,323	$1,573

T65 Cross-border exposure to select countries(1)

As at October 31 ($ millions)	Loans	Trade	Interbank deposits	Government and other securities	Investment in subsidiaries and affiliates	Other		2012 Total
							2013 Total
Asia
China	$3,065	$3,925	$138	$453	$291	$55	$7,928	$6,164
Hong Kong	871	325	210	272	–	117	1,795	1,185
India	1,966	1,711	5	220	–	25	3,928	3,767
Japan	186	57	24	391	–	110	768	1,581
Malaysia	870	74	–	394	286	2	1,626	1,449
South Korea	1,584	1,046	–	405	–	61	3,096	2,368
Thailand	14	67	417	51	1,921	2	2,472	2,004
Turkey	279	1,493	–	–	–	–	1,772	1,282
Other(2)	1,205	693	55	54	–	16	2,022	1,494
Total	$10,042	$9,392	$849	$2,240	$2,498	$388	$25,408	$21,294
Latin America
Brazil	$1,804	$2,158	$–	$159	$158	$8	$4,287	$3,636
Chile	3,034	452	168	14	2,639	100	6,407	5,800
Colombia	356	236	–	3	1,404	3	2,004	1,651
Mexico	1,989	310	–	111	2,700	36	5,145	5,158
Peru	1,663	346	–	–	2,560	12	4,582	4,035
Uruguay	156	24	–	–	296	–	475	448
Other	6	–	–	–	178	–	183	169
Total	$9,006	$3,527	$168	$288	$9,934	$160	$23,084	$20,897
Caribbean and Central America
Dominican Republic	$693	$186	$62	$13	$–	$3	$956	$747
Jamaica	110	3	–	–	483	–	596	610
Others(3)	1,640	68	13	–	291	–	2,011	2,863
Costa Rica	925	166	–	–	664	–	1,755	1,622
El Salvador	461	63	–	–	427	–	951	714
Panama	2,744	147	30	–	–	12	2,933	2,296
Total	$6,573	$632	$105	$13	$1,865	$15	$9,203	$8,852

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk. Totals may not add due to rounding.
(2)	Includes Indonesia, Macau, Singapore, Taiwan and Vietnam.
(3)	Includes other English and Spanish Caribbean countries, such as Bahamas, Barbados, British Virgin Islands, Trinidad & Tobago, Turks & Caicos.

Scotiabank Annual Report  2013      91

MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit Risk

T66 Loans and acceptances by type of borrower(1)

	2013

As at October 31 ($ billions)	Balance	% of total	2012	2011
Residential mortgages	$209.9	50.5%	$175.6	$161.7
Personal loans and credit cards	76.0	18.3	68.3	63.3
Personal	$285.9	68.8%	$243.9	$225.0
Financial services
Non-bank	$11.6	2.8%	$13.0	$8.9
Bank(2)	12.1	2.9	7.8	9.3
Wholesale and retail	14.1	3.4	13.4	11.0
Real estate and construction	14.2	3.4	12.2	11.3
Oil and gas	10.4	2.5	9.8	8.3
Transportation	7.8	1.9	8.1	7.4
Automotive	7.4	1.8	6.6	5.3
Agriculture	6.1	1.5	5.7	5.5
Hotels and leisure	3.4	0.8	3.6	3.5
Mining and primary metals	4.7	1.1	3.2	3.3
Utilities	4.4	1.0	5.3	4.6
Health care	3.6	0.9	3.5	3.6
Technology and media	5.3	1.3	5.2	4.8
Chemical	1.3	0.3	1.2	1.3
Food and beverage	3.1	0.7	2.5	2.7
Forest products	1.5	0.3	1.3	1.1
Other(3)	14.9	3.6	13.8	8.9
Sovereign(4)	4.2	1.0	4.3	4.1
Business and government	$130.1	31.2%	$120.5	$104.9
	$416.0	100.0%	$364.4	$329.9
Total allowance for loan losses	(3.3)		(3.0)	(2.7)
Total loans and acceptances net of allowance for loan losses	$412.7		$361.4	$327.2

(1)	Prior period amounts have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (refer to Note 2 in the consolidated financial statements).
(2)	Deposit taking institutions and securities firms
(3)	Other relates to $6 billion in financing products, $1 billion in services and $1 billion in wealth management
(4)	Includes central banks, regional and local governments, and supra-national agencies

T67 Off balance-sheet credit instruments

	IFRS			CGAAP

As at October 31 ($ billions)	2013	2012	2011	2010	2009
Commitments to extend credit(1)	$118.8	$109.9	$104.7	$103.6	$104.5
Standby letters of credit and letters of guarantee	24.2	22.1	21.1	20.4	21.9
Securities lending, securities purchase commitments and other	28.3	16.2	14.2	14.0	12.7
Total	$171.3	$148.2	$140.0	$138.0	$139.1

(1)	Excludes commitments which are unconditionally cancellable at the Bank’s discretion at any time.

92      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T68 Changes in net impaired loans

For the fiscal years ($ millions)	2013	2012	2011
Gross impaired loans(1)
Balance at beginning of year	$3,582	$3,355	$3,668
Net additions(2)
New additions	2,863	2,825	2,790
Declassifications	(208)	(194)	–
Payments	(1,178)	(1,177)	(1,708)
Sales	(9)	(36)	–
	1,468	1,418	1,082
Writeoffs
Residential mortgages	(91)	(66)	(130)
Personal loans	(728)	(733)	(374)
Credit cards	(449)	(299)	(628)
Business and government	(201)	(200)	(192)
	(1,469)	(1,298)	(1,324)
Foreign exchange and other	120	107	(71)
Balance at end of year	$3,701	$3,582	$3,355
Allowance for credit losses on impaired loans
Balance at beginning of year	$1,609	$1,398	$1,377
Provision for credit losses:	1,296	1,252	1,076
Writeoffs	(1,469)	(1,298)	(1,324)
Recoveries by portfolio
Residential mortgages	40	30	55
Personal loans	179	185	71
Credit cards	113	76	152
Business and government	111	84	71
	443	375	349
Foreign exchange and other(3)	14	(118)	(80)
Balance at end of year	$1,893	$1,609	$1,398
Net impaired loans
Balance at beginning of year	$1,973	$1,957	$2,291
Net change in gross impaired loans	119	227	(313)
Net change in allowance for credit losses on impaired loans	(284)	(211)	(21)
Balance at end of year	$1,808	$1,973	$1,957
Collective allowance on performing loans	(1,272)	(1,272)	(1,224)
Balance, after deducting collective allowance on performing loans, at end of year	$536	$701	$733

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(2)	2011 information relating has been presented in aggregate for declassification, payments and sales in “payments”.
(3)	Includes $4 million transferred to/from other liabilities (2012 – $4 million, 2011 – $8 million).

Scotiabank Annual Report  2013      93

MANAGEMENT’S DISCUSSION AND ANALYSIS

T69 Provision for credit losses

For the fiscal years ($ millions)	2013	2012	2011
Gross provisions	$1,837	$1,637	$1,653
Reversals	(98)	(110)	(168)
Recoveries	(443)	(375)	(349)
Net provisions for credit losses on impaired loans	1,296	1,152	1,136
Collective provision (reversals) on performing loans	–	100	(60)
Total net provisions for credit losses	$1,296	$1,252	$1,076

T70 Provisions for credit losses against impaired loans by type of borrower

For the fiscal years ($ millions)	2013	2012	2011
Residential mortgages	$117	$112	$176
Personal loans and credit cards	1,004	875	760
Personal	$1,121	$987	$936
Financial services
Non-bank	–	–	(7)
Bank	–	1	–
Wholesale and retail	36	30	23
Real estate and construction	43	25	29
Oil and gas	18	4	48
Transportation	(3)	5	43
Automotive	–	2	(2)
Agriculture	4	17	(1)
Hotels and leisure	9	10	6
Mining and primary metals	–	(1)	1
Utilities	10	2	3
Health care	5	13	4
Technology and media	6	7	16
Chemical	–	–	–
Food and beverage	2	(1)	3
Forest products	–	7	4
Other	42	41	30
Sovereign	3	3	–
Business and government	$175	$165	$200
Total provisions against impaired loans	$1,296	$1,152	$1,136

94      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T71 Impaired loans by type of borrower

	2013(1)			2012(1)

As at October 31 ($ millions)	Gross	Allowance for credit losses	Net	Gross	Allowance for credit losses	Net
Residential mortgages	$1,270	$338	$932	$1,301	$341	$960
Personal loans and credit cards	1,046	994	52	861	807	54
Personal	$2,316	$1,332	$984	$2,162	$1,148	$1,014
Financial services
Non-bank	3	–	3	2	–	2
Bank	2	1	1	1	1	–
Wholesale and retail	151	86	65	178	84	94
Real estate and construction	351	119	232	274	55	219
Oil and gas	81	55	26	58	41	17
Transportation	47	22	25	89	35	54
Automotive	8	3	5	9	3	6
Agriculture	76	34	42	102	31	71
Hotels and leisure	154	41	113	196	32	164
Mining and primary metals	15	7	8	14	5	9
Utilities	56	12	44	56	5	51
Health care	56	28	28	42	20	22
Technology and media	52	29	23	100	37	63
Chemical	–	–	–	–	–	–
Food and beverage	23	8	15	14	5	9
Forest products	12	9	3	15	10	5
Other	247	98	149	221	91	130
Sovereign	51	9	42	49	6	43
Business and government	$1,385	$561	$824	$1,420	$461	$959
Total	$3,701	$1,893	$1,808	$3,582	$1,609	$1,973

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.

T72 Total credit risk exposures by geography(1)(2)

	2013					2012

	Non-Retail

As at October 31 ($ millions)	Drawn	Undrawn	Other exposures(3)	Retail	Total	Total
Canada	$58,348	$28,100	$29,499	$274,666	$390,613	$339,320
U.S.	54,548	19,467	30,213	138	104,366	94,784
Mexico	9,755	324	1,096	6,684	17,859	14,079
Peru	10,704	257	2,133	4,609	17,703	14,539
Other International
Europe	13,919	5,118	11,035	–	30,072	27,723
Caribbean and Central America	17,167	1,685	1,911	13,271	34,034	32,700
Latin America	18,686	937	1,705	10,528	31,856	27,773
Other	30,862	3,901	2,106	90	36,959	32,485
Total	$213,989	$59,789	$79,698	$309,986	$663,462	$583,403

(1)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.
(2)	Amounts represent exposure at default.
(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitization and repo-style transactions after collateral.

T73 AIRB credit risk exposures by maturity(1)(2)

As at October 31 ($ millions)	2013				2012

Residual maturity	Drawn	Undrawn	Other exposures(3)	Total	Total
Non-retail
Less than 1 year	$108,156	$17,823	$47,740	$173,719	$138,958
One to 5 years	53,539	37,674	27,960	119,173	120,812
Over 5 years	6,136	1,270	1,613	9,019	9,746
Total non-retail	$167,831	$56,767	$77,313	$301,911	$269,516
Retail
Less than 1 year	$25,734	$13,591	$–	$39,325	$31,904
One to 5 years	166,712	–	–	166,712	145,232
Over 5 years	14,653	–	–	14,653	6,241
Revolving credits(4)	34,722	12,900	–	47,622	45,853
Total retail	$241,821	$26,491	$–	$268,312	$229,230
Total	$409,652	$83,258	$77,313	$570,223	$498,746

(1)	Remaining term to maturity of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.
(2)	Exposure at default, before credit risk mitigation.
(3)	Off-balance sheet lending instruments, such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions after collateral.
(4)	Credit cards and lines of credit with unspecified maturity.

Scotiabank Annual Report  2013      95

MANAGEMENT’S DISCUSSION AND ANALYSIS

T74 Total credit risk exposures and risk-weighted assets

	2013						2012

	AIRB		Standardized(1)		Total		Total

As at October 31 ($ millions)	Exposure at Default(2)	Risk- weighted assets	Exposure at Default(2)	Risk- weighted assets	Exposure at Default(2)	Risk- weighted assets	Exposure at Default(2)	Risk- weighted assets
Non-retail
Corporate
Drawn	$78,107	$45,445	$38,102	$36,758	$116,209	$82,203	$112,974	$82,239
Undrawn	42,811	18,608	2,947	2,939	45,758	21,547	43,056	20,311
Other(3)	22,981	7,651	1,921	1,869	24,902	9,520	16,765	7,095
	143,899	71,704	42,970	41,566	186,869	113,270	172,795	109,645
Bank
Drawn	25,797	8,092	2,389	1,417	28,186	9,509	35,211	8,047
Undrawn	12,388	3,922	75	46	12,463	3,968	11,060	2,754
Other(3)	10,971	1,681	390	390	11,361	2,071	7,842	1,190
	49,156	13,695	2,854	1,853	52,010	15,548	54,113	11,991
Sovereign
Drawn	63,927	4,773	5,667	240	69,594	5,013	53,451	4,079
Undrawn	1,568	234	–	–	1,568	234	1,281	220
Other(3)	4,837	84	–	–	4,837	84	291	27
	70,332	5,091	5,667	240	75,999	5,331	55,023	4,326
Total Non-retail
Drawn	167,831	58,310	46,158	38,415	213,989	96,725	201,636	94,365
Undrawn	56,767	22,764	3,022	2,985	59,789	25,749	55,397	23,285
Other(3)	38,789	9,416	2,311	2,259	41,100	11,675	24,898	8,312
	$263,387	$90,490	$51,491	$43,659	$314,878	$134,149	$281,931	$125,962
Retail
Retail residential mortgages
Drawn	$188,395	$9,681	$21,186	$9,275	$209,581	$18,956	$175,114	$13,005
Undrawn	–	–	–	–	–	–	–	–
	188,395	9,681	21,186	9,275	209,581	18,956	175,114	13,005
Secured lines of credit
Drawn	18,241	4,802	–	–	18,241	4,802	18,404	4,701
Undrawn	12,856	1,419	–	–	12,856	1,419	11,759	1,267
	31,097	6,221	–	–	31,097	6,221	30,163	5,968
Qualifying retail revolving exposures (QRRE)
Drawn	15,174	7,105	–	–	15,174	7,105	14,414	6,444
Undrawn	12,900	1,672	–	–	12,900	1,672	11,613	1,397
	28,074	8,777	–	–	28,074	8,777	26,027	7,841
Other retail
Drawn	20,011	9,709	20,488	14,703	40,499	24,412	32,938	19,642
Undrawn	735	90	–	–	735	90	749	93
	20,746	9,799	20,488	14,703	41,234	24,502	33,687	19,735
Total retail
Drawn	241,821	31,297	41,674	23,978	283,495	55,275	240,870	43,792
Undrawn	26,491	3,181	–	–	26,491	3,181	24,121	2,757
	$268,312	$34,478	$41,674	$23,978	$309,986	$58,456	$264,991	$46,549
Securitization exposures	17,901	6,978	74	71	17,975	7,049	17,636	4,170
Trading derivatives	20,623	6,977	–	–	20,623	6,977	18,845	5,434
Subtotal	$570,223	$138,923	$93,239	$67,708	$663,462	$206,631	$583,403	$182,115
Equities	3,728	3,728	–	–	3,728	3,728	3,155	3,155
Other assets	–	–	55,910	22,250	55,910	22,250	41,514	17,197
Total credit risk, before scaling factor	$573,951	$142,651	$149,149	$89,958	$723,100	$232,609	$628,072	$202,467
Add-on for 6% scaling factor(4)		8,331				8,331		7,499
Total credit risk	$573,951	$150,982	$149,149	$89,958	$723,100	$240,940	$628,072	$209,966

(1)	Net of specific allowances for credit losses.
(2)	Outstanding amount for on-balance sheet exposures and loan equivalent amount for off-balance sheet exposures, before credit risk mitigation.
(3)	Other exposures include off-balance sheet lending instruments, such as letters of credit, letters of guarantee, non-trading derivatives and repo-style exposures, after collateral.
(4)	Basel Committee imposed scaling factor (6%) on risk-weighted assets for Internal ratings-based credit risk portfolios.

96      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

Revenues and Expenses

T75 Volume/rate analysis of change in net interest income

TEB(1)

($ millions)	Increase (decrease) due to change in: 2013 versus 2012			Increase (decrease) due to change in: 2012 versus 2011(2)
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
Net interest income
Total earning assets	$2,685	$(1,019)	$1,666	$1,529	$(233)	$1,296
Total interest-bearing liabilities	972	(667)	305	657	(346)	311
Change in net interest income	$1,713	$(352)	$1,361	$872	$113	$985
Assets

Deposits with banks	$(6)	$(2)	$(8)	$67	$(55)	$12
Trading assets	21	(25)	(4)	8	(12)	(4)
Securities purchased under resale agreements	73	(104)	(31)	58	(58)	–
Investment securities	149	(192)	(43)	20	36	56
Loans:
Residential mortgages	1,492	(573)	919	483	(401)	82
Personal loans and credit cards	476	151	627	232	395	627
Business and government	480	(274)	206	661	(138)	523
Allowance for credit losses
Total loans	2,448	(696)	1,752	1,376	(144)	1,232
Total earning assets	$2,685	$(1,019)	$1,666	$1,529	$(233)	$1,296

Liabilities

Deposits:
Personal	$556	$(301)	$255	$114	$(173)	$(59)
Business and government	217	(121)	96	384	(22)	362
Banks	22	(38)	(16)	36	19	55
Total deposits	795	(460)	335	534	(176)	358
Obligations related to securities sold under repurchase agreements	112	(89)	23	163	(255)	(92)
Subordinated debentures	21	(63)	(42)	23	(11)	12
Capital instrument liabilities	(49)	10	(39)	(19)	12	(7)
Other interest bearing liabilities	93	(65)	28	(44)	84	40
Total interest bearing liabilities	$972	$(667)	$305	$657	$(346)	$311

(1)	Refer to non-GAAP measures on page 17. Totals may not add due to rounding.
(2)	Prior period amounts have been restated to conform with current year presentation.

T76 Provision for income taxes

For the fiscal years ($ millions)	2013	2012	2011	2013 versus 2012
Income taxes
Provision for income taxes	$1,763	$1,580	$1,423	12%
Taxable equivalent adjustment(1)	312	288	287	8
Provision for income taxes (TEB)(1)	2,075	1,868	1,710	11

Other taxes
Payroll taxes	277	247	222	12
Business and capital taxes	274	248	183	11
Harmonized sales tax and other	268	252	263	6
Total other taxes	819	747	668	10
Total income and other taxes (TEB)(1)(2)	$2,894	$2,615	$2,378	11%
Net income before income taxes	$8,460	$8,046	$6,753	5%
Effective income tax rate (%)	20.8	19.6	21.1	1.2
Effective income tax rate (TEB)(1) (%)(3)	23.7	22.4	24.3	1.3
Total tax rate (%)(4)	27.8	26.5	28.2	1.3

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on page 17.
(2)	Comprising $1,736 million of Canadian taxes (2012 – $1,555 million; 2011 – $1,398 million) and $1,158 million of foreign taxes (2012 – $1,060 million; 2011 – $968 million).
(3)	Provision for income tax (TEB) as a percentage of net income before income taxes.
(4)	Total income and other taxes as a percentage of net income before income and other taxes.

Scotiabank Annual Report  2013      97

MANAGEMENT’S DISCUSSION AND ANALYSIS

T77 Assets under administration and management

($ billions)	2013	2012	2011	2010(1)
Assets under administration
Personal
Retail brokerage	$132.9	$117.6	$108.1	$87.7
Investment management and trust	85.2	79.9	72.6	68.8
	218.1	197.5	180.7	156.5
Mutual funds	106.8	82.2	73.5	38.8
Institutional	52.9	48.3	43.5	32.8
Total	$377.8	$328.0	$297.7	$228.1

Assets under management
Personal	$29.7	$24.3	$18.4	$14.3
Mutual funds	96.5	73.8	67.7	33.2
Institutional	19.3	16.6	16.6	6.0
Total	$145.5	$114.7	$102.7	$53.5

(1)	As at November 1, 2010.

T78 Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2013	2012	2011
Audit services	$24.4	$20.7	$18.9
Audit-related services	1.2	0.5	1.4
Tax services outside of the audit scope	0.1	0.1	0.1
Other non-audit services	0.4	0.5	0.5
Total	$26.1	$21.8	$20.9

98      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

Selected Quarterly Information

T79 Selected quarterly information

	2013				2012

As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating results ($ millions)
Net interest income	2,881	2,930	2,784	2,771	2,580	2,567	2,481	2,375
Net interest income (TEB(1))	2,884	2,935	2,787	2,775	2,584	2,572	2,484	2,380
Non-interest revenue	2,535	2,593	2,438	2,411	2,284	2,945	2,223	2,246
Non-interest revenue (TEB(1))	2,609	2,667	2,517	2,481	2,354	3,017	2,289	2,309
Total revenue	5,416	5,523	5,222	5,182	4,864	5,512	4,704	4,621
Total revenue (TEB(1))	5,493	5,602	5,304	5,256	4,938	5,589	4,773	4,689
Provision for credit losses	329	314	343	310	321	402	264	265
Operating expenses	2,949	2,984	2,841	2,813	2,713	2,618	2,565	2,507
Provision for income taxes	435	457	437	434	311	441	415	413
Provision for income taxes (TEB(1))	512	536	519	508	385	518	484	481
Net income	1,703	1,768	1,601	1,625	1,519	2,051	1,460	1,436
Net income attributable to common shareholders	1,573	1,649	1,479	1,504	1,398	1,946	1,336	1,343
Operating performance
Basic earnings per share ($)	1.31	1.38	1.24	1.27	1.20	1.70	1.18	1.23
Diluted earnings per share ($)	1.30	1.37	1.23	1.25	1.18	1.69	1.15	1.20
Adjusted diluted earnings per share(1)(2)($)	1.31	1.39	1.24	1.27	1.20	1.70	1.16	1.22
Return on equity(1)(%)	15.7	17.0	16.2	16.6	16.4	24.6	18.6	19.8
Productivity ratio (%)(TEB(1))	53.7	53.3	53.6	53.5	54.9	46.9	53.7	53.5
Core banking margin (%)(TEB(1))	2.32	2.34	2.31	2.30	2.35	2.33	2.37	2.25
Financial position information ($ billions)
Cash and deposits with financial institutions(3)	53.3	52.2	55.2	53.1	47.3	54.1	59.3	45.4
Trading assets	96.5	101.8	104.3	104.5	87.6	93.8	94.2	88.1
Loans(3)	402.2	397.2	394.7	388.6	352.5	346.7	336.3	333.0
Total assets	743.8	742.6	754.2	736.4	668.0	670.0	659.7	637.1
Deposits(3)	516.6	506.0	517.9	512.6	463.6	461.0	460.9	451.6
Common equity	40.6	39.1	38.0	36.8	35.3	32.4	30.6	28.1
Preferred shares	4.1	4.4	4.4	4.4	4.4	4.4	4.4	4.4
Assets under administration(1)	377.8	360.5	362.6	352.1	328.0	315.4	318.2	310.8
Assets under management(1)	145.5	134.6	135.2	130.6	114.7	108.7	108.7	106.0
Capital measures(4)
Common Equity Tier 1 ratio (%)	9.1	8.9	8.6	8.2	N/A	N/A	N/A	N/A
Tier 1 capital ratio (%)	11.1	11.0	10.7	10.3	13.6	12.6	12.2	11.4
Total capital ratio (%)	13.5	13.8	13.6	13.5	16.7	14.4	14.0	13.2
Tangible common equity to risk-weighted assets(1)(%)	11.1	10.9	10.4	10.1	11.3	10.2	9.4	8.5
Asset to capital multiple	17.1	17.1	17.5	17.3	15.0	17.2	17.5	17.7
Risk-weighted assets ($ billions)	288.2	282.3	280.7	280.1	253.3	252.4	252.9	253.1
Credit quality
Net impaired loans ($ millions)(5)	1,808	1,854	1,788	1,902	1,973	2,032	1,999	1,806
Allowance for credit losses ($ millions)	3,273	3,205	3,212	3,097	2,969	2,862	2,713	2,750
Net impaired loans as a % of loans and acceptances(5)	0.44	0.45	0.44	0.48	0.55	0.57	0.58	0.53
Provision for credit losses as a % of average loans and acceptances (annualized)(3)	0.32	0.31	0.35	0.32	0.36	0.46	0.31	0.32
Common share information
Share price ($) (TSX)
High	64.10	60.15	61.84	59.20	55.00	54.89	57.18	56.95
Low	57.35	55.10	56.33	52.30	51.24	50.25	50.22	47.54
Close	63.39	58.01	58.09	58.65	54.25	52.35	54.80	51.53
Shares outstanding (millions)
Average – Basic	1,204	1,198	1,193	1,186	1,166	1,142	1,134	1,091
Average – Diluted	1,210	1,207	1,213	1,204	1,184	1,160	1,168	1,125
End of period	1,209	1,203	1,198	1,192	1,184	1,146	1,141	1,103
Dividends per share ($)	0.62	0.60	0.60	0.57	0.57	0.55	0.55	0.52
Dividend yield(6)(%)	4.1	4.2	4.1	4.1	4.3	4.2	4.1	4.0
Market capitalization ($ billions) (TSX)	76.6	69.8	69.6	69.9	64.3	60.0	62.5	56.8
Book value per common share ($)	33.57	32.51	31.73	30.85	29.76	28.29	26.78	25.49
Market value to book value multiple	1.9	1.8	1.8	1.9	1.8	1.9	2.0	2.0
Price to earnings multiple (trailing 4 quarters)	12.2	11.4	10.7	11.0	10.2	10.3	12.1	10.8

(1)	Refer to page 17 for a discussion of non-GAAP measures.
(2)	Amount for 2012 have been restated to reflect the current period definition. Refer to non-GAAP measures on page 17 for definition.
(3)	Amount and related ratios for 2012 have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (Refer to Note 2 in the consolidated financial statements).
(4)	Effective November 1, 2012 regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (Refer to page 38). Comparative amounts for prior periods were determined in accordance with Basel II rules and have not been restated.
(5)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(6)	Based on the average of the high and low common share price for the period.

Scotiabank Annual Report  2013      99

MANAGEMENT’S DISCUSSION AND ANALYSIS

Eleven-Year Statistical Review

T80 Consolidated Statement of Financial Position

	IFRS

As at October 31 ($ millions)	2013	2012	2011
Assets
Cash and deposits with financial institutions(1)	$53,338	$47,337	$38,723
Precious metals	8,880	12,387	9,249
Trading assets
Securities	84,196	74,639	62,192
Loans	11,225	12,857	13,607
Other	1,068	100	–
	96,489	87,596	75,799
Financial assets designated at fair value through profit or loss	106	197	375
Securities purchased under resale agreements and securities borrowed(1)	82,533	66,189	47,181
Derivative financial instruments(1)	24,503	30,338	37,322
Investment securities	34,303	33,361	30,176
Loans
Residential mortgages	209,865	175,630	161,685
Personal and credit cards	76,008	68,277	63,317
Business and government(1)	119,550	111,549	96,743
	405,423	355,456	321,745
Allowance for credit losses	3,273	2,969	2,689
	402,150	352,487	319,056
Other
Customers’ liability under acceptances	10,556	8,932	8,172
Property and equipment	2,228	2,260	2,504
Investments in associates	5,294	4,760	4,434
Goodwill and other intangible assets	10,704	8,692	7,639
Deferred tax assets	1,780	1,936	2,214
Other assets(1)	10,924	11,572	11,579
	41,486	38,152	36,542
	$743,788	$668,044	$594,423
Liabilities
Deposits
Personal	$171,048	$138,051	$133,025
Business and government(1)	312,487	291,361	262,934
Financial institutions(1)	33,019	34,178	25,376
	516,554	463,590	421,335
Other
Acceptances	10,556	8,932	8,172
Obligations related to securities sold short	24,977	18,622	15,450
Derivative financial instruments	29,255	35,299	40,236
Obligations related to securities sold under repurchase agreements and securities lent(1)	77,508	56,968	38,216
Subordinated debentures	5,841	10,143	6,923
Capital instruments	650	1,358	2,003
Other liabilities	31,896	31,753	29,848
	180,683	163,075	140,848
	697,237	626,665	562,183
Equity
Common equity
Common shares	14,516	13,139	8,336
Retained earnings	25,315	21,978	18,421
Accumulated other comprehensive income (loss)	545	(31)	(497)
Other reserves	193	166	96
Total common equity	40,569	35,252	26,356
Preferred shares	4,084	4,384	4,384
Total equity attributable to equity holders of the Bank	44,653	39,636	30,740
Non-controlling interests
Non-controlling interests in subsidiaries	1,155	966	626
Capital instrument equity holders	743	777	874
Total equity	46,551	41,379	32,240
	$743,788	$668,044	$594,423

(1)	Amounts for 2012 and 2011 have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (Refer to Note 2 of the Consolidated Financial Statements).

100      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T81 Consolidated Statement of Income

	IFRS

For the year ended October 31 ($ millions)	2013	2012(1)	2011(1)
Revenue
Interest income
Loans	$17,358	$15,605	$14,373
Securities	995	1,041	986
Securities purchased under resale agreements and securities borrowed	190	221	221
Deposits with financial institutions	279	287	275
	18,822	17,154	15,855
Interest expense
Deposits	6,282	5,947	5,589
Subordinated debentures	339	381	369
Capital instruments	93	132	138
Other	742	691	745
	7,456	7,151	6,841
Net interest income	11,366	10,003	9,014
Net fee and commission revenues	6,939	6,274	5,727
Other operating income	3,038	3,424	2,569
Total revenue	21,343	19,701	17,310
Provision for credit losses	1,296	1,252	1,076
Operating expenses	11,587	10,403	9,481
Income before taxes	8,460	8,046	6,753
Income tax expense	1,763	1,580	1,423
Net income	$6,697	$6,466	$5,330
Net income attributable to non-controlling interests	$275	$223	$149
Non-controlling interests in subsidiaries	244	198	91
Capital instrument equity holders	31	25	58
Net income attributable to equity holders of the Bank	$6,422	$6,243	$5,181
Preferred shareholders	217	220	216
Common shareholders	$6,205	$6,023	$4,965
Earnings per common share (in dollars):
Basic	$5.19	$5.31	$4.63
Diluted	$5.15	$5.22	$4.53

(1)	Amounts have been restated to include the impact of the change in presentation of deposits with financial institutions and cash collateral on securities borrowed (Refer to Note 2 of the Consolidated Financial Statements).

Scotiabank Annual Report  2013      101

MANAGEMENT’S DISCUSSION AND ANALYSIS

T80 Consolidated Balance Sheet – CGAAP

	CGAAP

As at October 31 ($ millions)	2010	2009
Assets
Cash resources	$46,027	$43,278
Securities
Trading	64,684	58,067
Available-for-sale	47,228	55,699
Investment	–	–
Equity accounted investments	4,651	3,528
	116,563	117,294
Securities purchased under resale agreements	27,920	17,773
Loans
Residential mortgages	120,482	101,604
Personal and credit cards	62,548	61,048
Business and government	103,981	106,520
	287,011	269,172
Allowance for credit losses	2,787	2,870
	284,224	266,302
Other
Customers’ liability under acceptances	7,616	9,583
Derivative instruments(1)	26,852	25,992
Land, buildings and equipment	2,450	2,372
Other assets(1)	15,005	13,922
	51,923	51,869
	$526,657	$496,516
Liabilities and shareholders’ equity
Deposits
Personal	$128,850	$123,762
Business and government	210,687	203,594
Banks	22,113	23,063
	361,650	350,419
Other
Acceptances	7,616	9,583
Obligations related to securities sold under repurchase agreements	40,286	36,568
Obligations related to securities sold short	21,519	14,688
Derivative instruments(1)	31,990	28,806
Other liabilities(1)	28,947	24,682
	130,358	114,327

Subordinated debentures	5,939	5,944
Capital instrument liabilities	500	500
Shareholders’ equity
Preferred shares	3,975	3,710
Common shareholders’ equity
Common shares and contributed surplus	5,775	4,946
Retained earnings	21,932	19,916
Accumulated other comprehensive income (loss)	(4,051)	(3,800)
Total common shareholders’ equity	23,656	21,062
Total equity attributable to equity holders of the Bank	27,631	24,772
Non-controlling interests	579	554
Total shareholders’ equity	28,210	25,326
	$526,657	$496,516

(1)	Amounts for years prior to 2004 have not been reclassified to conform with current period presentation for derivative accounting as the information is not readily available.

102      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2008	2007	2006	2005	2004	2003

$37,318	$29,195	$23,376	$20,505	$17,155	$20,581

48,292	59,685	62,490	50,007	43,056	42,899
38,823	28,426	–	–	–	–
–	–	32,870	23,285	15,576	20,141
920	724	142	167	141	152
88,035	88,835	95,502	73,459	58,773	63,192
19,451	22,542	25,705	20,578	17,880	22,648

115,084	102,154	89,590	75,520	69,018	61,646
50,719	41,734	39,058	34,695	30,182	26,277
125,503	85,500	76,733	62,681	57,384	64,313
291,306	229,388	205,381	172,896	156,584	152,236
2,626	2,241	2,607	2,469	2,696	3,217
288,680	227,147	202,774	170,427	153,888	149,019

11,969	11,538	9,555	7,576	7,086	6,811
44,810	21,960	12,098	12,867	15,488	15,308
2,449	2,061	2,103	1,836	1,823	1,944
14,913	8,232	7,893	6,777	7,119	6,389
74,141	43,791	31,649	29,056	31,516	30,452
$507,625	$411,510	$379,006	$314,025	$279,212	$285,892

$118,919	$100,823	$93,450	$83,953	$79,020	$76,431
200,566	161,229	141,072	109,389	94,125	93,541
27,095	26,406	29,392	24,103	22,051	22,700
346,580	288,458	263,914	217,445	195,196	192,672

11,969	11,538	9,555	7,576	7,086	6,811
36,506	28,137	33,470	26,032	19,428	28,686
11,700	16,039	13,396	11,250	7,585	9,219
42,811	24,689	12,869	13,004	16,002	14,758
31,063	21,138	24,799	18,983	13,785	14,145
134,049	101,541	94,089	76,845	63,886	73,619

4,352	1,710	2,271	2,597	2,615	2,661
500	500	750	750	2,250	2,500

2,860	1,635	600	600	300	300

3,829	3,566	3,425	3,317	3,229	3,141
18,549	17,460	15,843	14,126	13,239	11,747
(3,596)	(3,857)	(2,321)	(1,961)	(1,783)	(1,074)
18,782	17,169	16,947	15,482	14,685	13,814
21,642	18,804	17,547	16,082	14,985	14,114
502	497	435	306	280	326
22,144	19,301	17,982	16,388	15,265	14,440
$507,625	$411,510	$379,006	$314,025	$279,212	$285,892

Scotiabank Annual Report  2013      103

MANAGEMENT’S DISCUSSION AND ANALYSIS

T81 Consolidated Statement of Income – CGAAP

	CGAAP

For the year ended October 31 ($ millions)	2010	2009
Interest income
Loans	$12,171	$13,973
Securities	4,227	4,090
Securities purchased under resale agreements	201	390
Deposits with banks	292	482
	16,891	18,935
Interest expenses
Deposits	6,768	8,339
Subordinated debentures	289	285
Capital instrument liabilities	37	37
Other	1,176	1,946
	8,270	10,607
Net interest income	8,621	8,328
Provision for credit losses	1,239	1,744
Net interest income after provision for credit losses	7,382	6,584
Other income	6,884	6,129
Net interest and other income	14,266	12,713
Non-interest expenses
Salaries and employee benefits	4,647	4,344
Other(1)	3,535	3,575
	8,182	7,919
Income before income taxes	6,084	4,794
Provision for income taxes	1,745	1,133
Net income	$4,339	$3,661
Net income attributable to non-controlling interests	$100	$114
Net income attributable to equity holders of the Bank	4,239	3,547
Preferred shareholders	201	186
Common shareholders	$4,038	$3,361
Average number of common shares outstanding (millions):
Basic	1,032	1,013
Diluted	1,034	1,016
Earnings per common share (in dollars):(2)
Basic	$3.91	$3.32
Diluted	$3.91	$3.31
Dividends per common share (in dollars)	$1.96	$1.96

(1)	Other non-interest expenses include a loss on disposal of subsidiary operations in 2003 of $31 million.
(2)	The calculation of earnings per share is based on full dollar and share amounts.

104      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2008	2007	2006	2005	2004	2003

$15,832	$13,985	$11,575	$9,236	$8,480	$9,073
4,615	4,680	4,124	3,104	2,662	2,859
786	1,258	1,102	817	594	872
1,083	1,112	881	646	441	442
22,316	21,035	17,682	13,803	12,177	13,246

12,131	10,850	8,589	5,755	4,790	5,222
166	116	130	134	112	139
37	53	53	53	164	182
2,408	2,918	2,502	1,990	1,410	1,735
14,742	13,937	11,274	7,932	6,476	7,278
7,574	7,098	6,408	5,871	5,701	5,968
630	270	216	230	390	893
6,944	6,828	6,192	5,641	5,311	5,075
4,302	5,392	4,800	4,529	4,320	4,015
11,246	12,220	10,992	10,170	9,631	9,090

4,109	3,983	3,768	3,488	3,452	3,361
3,187	3,011	2,675	2,555	2,410	2,370
7,296	6,994	6,443	6,043	5,862	5,731
3,950	5,226	4,549	4,127	3,769	3,359
691	1,063	872	847	786	777
$3,259	$4,163	$3,677	$3,280	$2,983	$2,582
$119	$118	$98	$71	$75	$160
3,140	4,045	3,579	3,209	2,908	2,422
107	51	30	25	16	16
$3,033	$3,994	$3,549	$3,184	$2,892	$2,406

987	989	988	998	1,010	1,010
993	997	1,001	1,012	1,026	1,026

$3.07	$4.04	$3.59	$3.19	$2.87	$2.38
$3.05	$4.01	$3.55	$3.15	$2.82	$2.34
$1.92	$1.74	$1.50	$1.32	$1.10	$0.84

Scotiabank Annual Report  2013      105

MANAGEMENT’S DISCUSSION AND ANALYSIS

T82 Consolidated Statement of Changes in Equity

	IFRS

For the year ended October 31(1) ($ millions)	2013	2012	2011
Common shares:
Balance at beginning of year	$13,139	$8,336	$5,750
Issued	1,377	4,803	2,586
Purchased for cancellation	–	–	–
Balance at end of year	$14,516	$13,139	$8,336
Retained earnings
Balance at beginning of year (CGAAP)	–	–	21,932
IFRS adjustment	–	–	(6,248)
Balance at beginning of year (IFRS)	21,978	18,421	15,684
Adjustments	–	–	–
Net income attributable to common shareholders of the Bank(4)	6,205	6,023	4,965
Dividends: Preferred(5)	–	–	–
Common	(2,858)	(2,493)	(2,200)
Purchase of shares and premium on redemption	1	8	–
Other	(11)	19	(28)
Balance at end of year	$25,315	$21,978	$18,421
Accumulated other comprehensive income (loss)
Balance at beginning of year (CGAAP)	–	–	(4,051)
IFRS adjustment	–	–	4,320
Balance at beginning of year (IFRS)	(31)	(497)	269
Cumulative effect of adopting new accounting policies	–	–	–
Other comprehensive income (loss)	576	466	(766)
Balance at end of year	$545	$(31)	$(497)
Other reserves(7):
Balance at beginning of year	166	96	25
Share-based payments	36	38	46
Other	(9)	32	25
Balance at end of year	$193	$166	$96
Total common equity	$40,569	$35,252	$26,356
Preferred shares
Balance at beginning of year	4,384	4,384	3,975
Net income attributable to preferred shareholders of the Bank(4)	217	220	216
Preferred dividends(5)	(217)	(220)	(216)
Issued	–	–	409
Redeemed	(300)	–	–
Balance at end of year	$4,084	$4,384	$4,384
Non-controlling interests
Balance at beginning of year (CGAAP)	–	–	579
IFRS adjustment	–	–	936
Balance at beginning of year (IFRS)	1,743	1,500	1,515
Net income attributable to non-controlling interests	244	198	154
Distributions to non-controlling interests	(145)	(159)	(181)
Effect of foreign exchange and others	56	204	12
Balance at end of year	$1,898	$1,743	$1,500
Total equity at end of year	$46,551	$41,379	$32,240

(1)	Amounts for periods after 2010 have been prepared in accordance with International Financial Reporting Standards (IFRS). Amounts for 2010 and prior periods have been prepared in accordance with Canadian Generally Accepted Accounting Principles (CGAAP).
(2)	Relates to the adoption of new financial instruments accounting standards under CGAAP.
(3)	Relates to the adoption of new stock-based compensation accounting standard under CGAAP.
(4)	Under CGAAP, net income attributable to preferred shareholders was included in retained earnings.
(5)	Under IFRS, preferred dividends are recorded as a reduction to preferred shareholders’ equity. Under CGAAP, dividends are a reduction to retained earnings.
(6)	Relates to the adoption of the new accounting standard for impairment and classification of financial instruments under CGAAP.
(7)	Under CGAAP, amounts represents Contributed Surplus.

T83 Consolidated Statement of Comprehensive Income

	IFRS

For the year ended October 31(1) ($ millions)	2013	2012	2011
Net income	$6,697	$6,466	$5,330
Other comprehensive income (loss), net of income taxes:
Net change in unrealized foreign currency translation gains (losses)	346	149	(697)
Net change in unrealized gains (losses) on available-for-sale securities	110	151	(169)
Net change in gains (losses) on derivative instruments designated as cash flow hedges	93	116	105
Other comprehensive income from investments in associates	20	25	–
Other comprehensive income (loss)	569	441	(761)
Comprehensive income	$7,266	$6,907	$4,569
Comprehensive income attributable to:
Common shareholders of the Bank	$6,784	$6,489	$4,199
Preferred shareholders of the Bank	217	220	216
Non-controlling interests in subsidiaries	234	173	96
Capital instrument equity holders	31	25	58
	$7,266	$6,907	$4,569

(1)	Amounts for periods after 2010 have been prepared in accordance with International Financial Reporting Standards. Amounts for 2010 and prior periods have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

106      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2010	2009	2008	2007		2006		2005	2004	2003

$4,946	$3,829	$3,566	$3,425		$3,316		$3,228	$3,140	$3,002
804	1,117	266	184		135		172	117	163
–	–	(3)	(43)		(26)		(84)	(29)	(25)
$5,750	$4,946	$3,829	$3,566		$3,425		$3,316	$3,228	$3,140

19,916	18,549	17,460	15,843		14,126		13,239	11,747	10,398
–	–	–	–		–		–	–	–
–	–	–	–		–		–	–	–
–	–	–	(61	)(2)	(25	)(3)	–	–	–
4,239	3,547	3,140	4,045		3,579		3,209	2,908	2,422
(201)	(186)	(107)	(51)		(30)		(25)	(16)	(16)
(2,023)	(1,990)	(1,896)	(1,720)		(1,483)		(1,317)	(1,110)	(849)
–	–	(37)	(586)		(324)		(973)	(290)	(201)
1	(4)	(11)	(10)		–		(7)	–	(7)
$21,932	$19,916	$18,549	$17,460		$15,843		$14,126	$13,239	$11,747

(3,800)	(3,596)	(3,857)	(2,321)		(1,961)		(1,783)	(1,074)	102
–	–	–	–		–		–	–	–
–	–	–	–		–		–	–	–
–	595 (6)	–	683		–		–	–	–
(251)	(799)	261	(2,219)		(360)		(178)	(709)	(1,176)
$(4,051)	$(3,800)	$(3,596)	$(3,857)		$(2,321)		$(1,961)	$(1,783)	$(1,074)

–	–	–	–		1		1	1	–
25	–	–	–		(1)		–	–	1
–	–	–	–		–		–	–	–
$25	$–	$–	$–		$–		$1	$1	$1
$23,656	$21,062	$18,782	$17,169		$16,947		$15,482	$14,685	$13,814

3,710	2,860	1,635	600		600		300	300	300
–	–	–	–		–		–	–	–
–	–	–	–		–		–	–	–
265	850	1,225	1,035		–		300	–	–
–	–	–	–		–		–	–	–
$3,975	$3,710	$2,860	$1,635		$600		$600	$300	$300

554	502	N/A	N/A		N/A		N/A	N/A	N/A
–	–	–	–		–		–	–	–
–	–	–	–		–		–	–	–
100	114	N/A	N/A		N/A		N/A	N/A	N/A
(35)	(36)	N/A	N/A		N/A		N/A	N/A	N/A
(40)	(26)	N/A	N/A		N/A		N/A	N/A	N/A
$579	$554	$502	$497		$435		$306	$280	$326
$28,210	$25,326	$22,144	$19,301		$17,982		$16,388	$15,265	$14,440

CGAAP

2010	2009	2008	2007	2006	2005	2004	2003
$4,339	$3,661	$3,259	$4,163	$3,677	$3,280	$2,983	$2,582

(591)	(1,736)	2,368	(2,228)	(360)	(178)	(709)	(1,176)
278	894	(1,588)	(67)	–	–	–	–
62	43	(519)	76	–	–	–	–
–	–	–	–	–	–	–	–
(251)	(799)	261	(2,219)	(360)	(178)	(709)	(1,176)
$4,088	$2,862	$3,520	$1,944	$3,317	$3,102	$2,274	$1,406

$3,787	$2,562	$3,294	$1,775	$3,189	$3,006	$2,183	$1,230
201	186	107	51	30	25	16	16
100	114	119	118	98	71	75	160
–	–	–	–	–	–	–	–
$4,088	$2,862	$3,520	$1,944	$3,317	$3,102	$2,274	$1,406

Scotiabank Annual Report  2013      107

MANAGEMENT’S DISCUSSION AND ANALYSIS

T84 Other statistics

	IFRS

For the year ended October 31(1)	2013	2012	2011
Operating performance
Basic earnings per share ($)	5.19	5.31	4.63
Diluted earnings per share ($)	5.15	5.22	4.53
Return on equity (%)(2)	16.4	19.7	20.3
Productivity ratio (%)(TEB(2))	53.5	52.0	53.9
Return on assets (%)	0.89	0.98	0.91
Core banking margin (%)(TEB(2))	2.32	2.32	2.32
Net interest margin on total average assets (%)(TEB(2))	N/A	N/A	N/A
Capital measures(3)
Common Equity Tier 1 ratio (%)	9.1	N/A	N/A
Tier 1 capital ratio (%)	11.1	13.6	12.2
Total capital ratio (%)	13.5	16.7	13.9
Tangible common equity to risk-weighted assets(2)(%)	11.1	11.3	9.6
Assets to capital multiple	17.1	15.0	16.6
Common share information
Share price ($) – TSX:
High	64.10	57.18	61.28
Low	52.30	47.54	49.00
Close	63.39	54.25	52.53
Number of shares outstanding (millions)	1,209	1,184	1,089
Dividends per share ($)	2.39	2.19	2.05
Dividend yield (%)(4)	4.1	4.2	3.7
Price to earnings multiple(5)	12.2	10.2	11.3
Book value per common share ($)	33.57	29.76	24.20
Other information
Average total assets ($ millions)	748,822	659,535	586,101
Number of branches and offices	3,330	3,123	2,926
Number of employees	83,874	81,497	75,362
Number of automated banking machines	8,471	7,341	6,260

(1)	Financial ratios and amounts for periods after 2010 have been prepared in accordance with International Financial Reporting Standards (IFRS). Financial ratios and amounts for 2010 and prior periods have been prepared in accordance with Canadian Generally Accepted Accounting Principles. Capital measures for 2011 have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.
(2)	Refer to page 17 for a discussion of non-GAAP measures.
(3)	Effective November 1, 2012, regulatory capital ratios are determined in accordance with Basel III rules as an all-in basis (refer page 38). Comparative amounts for period, 2012-2007 were determined in accordance with Basel II rules. Amounts prior to 2007 were determined in accordance with Basel I rules and have not been restated.
(4)	Based on the average of the high and low common share price for the year.
(5)	Based on the closing common share price.

108      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2010	2009	2008	2007	2006	2005	2004	2003

3.91	3.32	3.07	4.04	3.59	3.19	2.87	2.38
3.91	3.31	3.05	4.01	3.55	3.15	2.82	2.34
18.3	16.7	16.7	22.0	22.1	20.9	19.9	17.6
51.8	53.7	59.4	53.7	55.3	56.3	56.9	55.9
0.84	0.71	0.72	1.03	1.05	1.06	1.05	0.89
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
1.73	1.68	1.75	1.89	1.95	2.00	2.10	2.16

N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
11.8	10.7	9.3	9.3	10.2	11.1	11.5	10.8
13.8	12.9	11.1	10.5	11.7	13.2	13.9	13.2
9.7	8.3	6.6	7.4	8.3	9.3	9.7	8.8
17.0	16.6	18.0	18.2	17.1	15.1	13.8	14.4

55.76	49.19	54.00	54.73	49.80	44.22	40.00	33.70
44.12	23.99	35.25	46.70	41.55	36.41	31.08	22.28
54.67	45.25	40.19	53.48	49.30	42.99	39.60	32.74
1,043	1,025	992	984	990	990	1,009	1,011
1.96	1.96	1.92	1.74	1.50	1.32	1.10	0.84
3.9	5.4	4.3	3.4	3.3	3.3	3.1	3.0
14.0	13.6	13.1	13.2	13.7	13.5	13.8	13.8
22.68	20.55	18.94	17.45	17.13	15.64	14.56	13.67

515,991	513,149	455,539	403,475	350,709	309,374	283,986	288,513
2,784	2,686	2,672	2,331	2,191	1,959	1,871	1,850
70,772	67,802	69,049	58,113	54,199	46,631	43,928	43,986
5,978	5,778	5,609	5,283	4,937	4,449	4,219	3,918

Scotiabank Annual Report  2013      109

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Report on Internal Control Over Financial Reporting

The management of The Bank of Nova Scotia (the Bank) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by The International Accounting Standards Board.

Management has used the Internal Control – Integrated Framework (1992) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of the Bank’s internal control over financial reporting as of October 31, 2013, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued their report below.

Brian Porter	Sean McGuckin
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Toronto, Canada

December 6, 2013

Report of Independent Registered Public Accounting Firm

To the Shareholders of The Bank of Nova Scotia

We have audited The Bank of Nova Scotia’s internal control over financial reporting as of October 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank of Nova Scotia’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on The Bank of Nova Scotia’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Bank of Nova Scotia maintained, in all material respects, effective internal control over financial reporting as of October 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of The Bank of Nova Scotia as at October 31, 2013 and October 31, 2012 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2013 and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated December 6, 2013 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

December 6, 2013

110      2013  Scotiabank Annual Report

Consolidated Financial Statements

112	Management’s Responsibility for Financial Information

113	Independent Auditors’ Report of Registered Public Accounting Firm

114	Consolidated Statement of Financial Position

115	Consolidated Statement of Income

116	Consolidated Statement of Comprehensive Income

117	Consolidated Statement of Changes in Equity

118	Consolidated Statement of Cash Flows

119	Notes to the 2013 Consolidated Financial Statements

Scotiabank Annual Report  2013      111

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for Financial Information

The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements also comply with the accounting requirements of the Bank Act.

The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.

Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.

Management, under the supervision of and the participation of the President and Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.

The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.

The Office of the Superintendent of Financial Institutions Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.

The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.

The Audit and Conduct Review Committee reviews and reports its findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial position of the Bank as at October 31, 2013 and October 31, 2012 and its consolidated financial performance and its consolidated cash flows for the years ended October 31, 2013 and October 31, 2012 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinion upon completion of such audits in the following report to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audits, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Rick Waugh

Deputy Chairman

Brian Porter

President and Chief Executive Officer

Sean McGuckin

Executive Vice-President

and Chief Financial Officer

Toronto, Canada

December 6, 2013

112      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders of The Bank of Nova Scotia

We have audited the accompanying consolidated financial statements of The Bank of Nova Scotia, which comprise the consolidated statements of financial position as at October 31, 2013 and October 31, 2012, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Bank’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of The Bank of Nova Scotia as at October 31, 2013 and October 31, 2012 and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Bank of Nova Scotia’s internal control over financial reporting as of October 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 6, 2013 expressed an unmodified (unqualified) opinion on the effectiveness of The Bank of Nova Scotia’s internal control over financial reporting.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

December 6, 2013

Scotiabank Annual Report  2013      113

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position
As at October 31 ($ millions)	Note		2013	2012
Assets
Cash and deposits with financial institutions(1)	5		$53,338	$47,337
Precious metals			8,880	12,387
Trading assets
Securities	7	(a)	84,196	74,639
Loans	7	(b)	11,225	12,857
Other			1,068	100
			96,489	87,596
Financial assets designated at fair value through profit or loss	8		106	197
Securities purchased under resale agreements and securities borrowed(1)			82,533	66,189
Derivative financial instruments(1)	9		24,503	30,338
Investment securities	10		34,303	33,361
Loans
Residential mortgages	11		209,865	175,630
Personal and credit cards	11		76,008	68,277
Business and government(1)	11		119,550	111,549
			405,423	355,456
Allowance for credit losses	12	(b)	3,273	2,969
			402,150	352,487
Other
Customers’ liability under acceptances			10,556	8,932
Property and equipment	15		2,228	2,260
Investments in associates	16		5,294	4,760
Goodwill and other intangible assets	17		10,704	8,692
Deferred tax assets	29	(c)	1,780	1,936
Other assets(1)	18		10,924	11,572
			41,486	38,152
			$743,788	$668,044
Liabilities
Deposits
Personal	20		$171,048	$138,051
Business and government(1)	20		312,487	291,361
Financial institutions(1)	20		33,019	34,178
			516,554	463,590
Other
Acceptances			10,556	8,932
Obligations related to securities sold short			24,977	18,622
Derivative financial instruments	9		29,255	35,299
Obligations related to securities sold under repurchase agreements and securities lent(1)			77,508	56,968
Subordinated debentures	21		5,841	10,143
Capital instruments	22		650	1,358
Other liabilities	23		31,896	31,753
			180,683	163,075
			697,237	626,665
Equity
Common equity
Common shares	25		14,516	13,139
Retained earnings			25,315	21,978
Accumulated other comprehensive income (loss)			545	(31)
Other reserves			193	166
Total common equity			40,569	35,252
Preferred shares	26		4,084	4,384
Total equity attributable to equity holders of the Bank			44,653	39,636
Non-controlling interests
Non-controlling interests in subsidiaries	33	(b)	1,155	966
Capital instrument equity holders	22		743	777
			46,551	41,379
			$743,788	$668,044

(1)	Amounts for October 31, 2012 have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (refer to Note 2).

John T. Mayberry	Brian Porter
Chairman of the Board	President and Chief Executive Officer

The accompanying notes are an integral part of these consolidated financial statements.

114      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

For the year ended October 31 ($ millions)	Note	2013	2012(1)	2011(1)
Revenue
Interest income
Loans		$17,358	$15,605	$14,373
Securities		995	1,041	986
Securities purchased under resale agreements and securities borrowed		190	221	221
Deposits with financial institutions		279	287	275
		18,822	17,154	15,855
Interest expense
Deposits		6,282	5,947	5,589
Subordinated debentures		339	381	369
Capital instruments		93	132	138
Other		742	691	745
		7,456	7,151	6,841
Net interest income		11,366	10,003	9,014
Fee and commission revenues
Banking	34	3,492	3,215	2,872
Wealth management	34	2,493	2,170	1,963
Underwriting and other advisory		503	493	492
Non-trading foreign exchange		404	365	349
Other		345	293	267
		7,237	6,536	5,943
Fee and commission expenses		298	262	216
Net fee and commission revenues		6,939	6,274	5,727
Other operating income
Trading revenues	35	1,300	1,316	830
Net gain on sale of investment securities	10(d)	375	185	285
Net income from investments in associated corporations	16	680	442	433
Insurance underwriting income, net of claims		448	388	294
Other		235	1,093	727
		3,038	3,424	2,569
Total revenue		21,343	19,701	17,310
Provision for credit losses	12(b)	1,296	1,252	1,076
		20,047	18,449	16,234
Operating expenses
Salaries and employee benefits		6,313	5,749	5,358
Premises and technology		1,815	1,607	1,446
Depreciation and amortization		520	450	413
Communications		409	373	344
Advertising and business development		505	450	427
Professional		432	340	262
Business and capital taxes		274	248	183
Other		1,319	1,186	1,048
		11,587	10,403	9,481
Income before taxes		8,460	8,046	6,753
Income tax expense		1,763	1,580	1,423
Net income		$6,697	$6,466	$5,330
Net income attributable to non-controlling interests		$275	$223	$149
Non-controlling interests in subsidiaries	33(b)	244	198	91
Capital instrument equity holders		31	25	58
Net income attributable to equity holders of the Bank		6,422	6,243	5,181
Preferred shareholders		217	220	216
Common shareholders		$6,205	$6,023	$4,965
Earnings per common share (in dollars):
Basic	36	$5.19	$5.31	$4.63
Diluted	36	$5.15	$5.22	$4.53

(1)	Certain amounts have been restated to include the impact of the change in presentation of deposits with financial institutions and cash collateral on securities borrowed (refer to Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

Scotiabank Annual Report  2013      115

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2013	2012	2011
Net income	$6,697	$6,466	$5,330
Other comprehensive income (loss)
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	687	85	(726)
Net gains (losses) on hedges of net investments in foreign operations	(469)	(33)	47
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(1)	(62)	(1)
Net gains (losses) on hedges of net investments in foreign operations	(127)	(35)	19
	346	149	(697)
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	378	331	(107)
Reclassification of net (gains) losses to net income(1)	(289)	(176)	(112)
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	79	58	(4)
Reclassification of net (gains) losses to net income	(100)	(54)	(46)
	110	151	(169)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	280	32	91
Reclassification of net (gains) losses to net income	(155)	124	57
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	85	3	25
Reclassification of net (gains) losses to net income	(53)	37	18
	93	116	105
Other comprehensive income from investments in associates	20	25	–
Other comprehensive income (loss)	569	441	(761)
Comprehensive income	$7,266	$6,907	$4,569

Comprehensive income attributable to non-controlling interests	$265	$198	$154
Non-controlling interests in subsidiaries	234	173	96
Capital instrument equity holders	31	25	58
Comprehensive income attributable to equity holders of the Bank	7,001	6,709	4,415
Preferred shareholders	217	220	216
Common shareholders	$6,784	$6,489	$4,199

(1)	Includes amounts related to qualifying hedges.

All items presented in other comprehensive income will be reclassified to the Consolidated Statement of Income in subsequent periods.

The accompanying notes are an integral part of these consolidated financial statements.

116      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)								Non-controlling interests
($ millions)	Common shares (Note 25)	Retained earnings(1)	Currency translation reserve	Available- for-sale reserve	Cash flow hedging reserve	Share from associates	Other reserves(2)	Total common equity	Preferred shares (Note 26)	Total common and preferred equity	Non- controlling interests in subsidiaries (Note 33(b))	Capital instrument equity holders (Note 22)	Total
Balance as at November 1, 2012	$13,139	$21,978	$(528)	$597	$(135)	$35	$166	$35,252	$4,384	$39,636	$966	$777	$41,379
Net income	–	6,205	–	–	–	–	–	6,205	217	6,422	244	31	6,697
Other comprehensive income (loss)	–	–	358	108	93	20	–	579	–	579	(10)	–	569
Total comprehensive income	$–	$6,205	$358	$108	$93	$20	$–	$6,784	$217	$7,001	$234	$31	$7,266
Shares issued	1,377	1	–	–	–	–	(35)	1,343	–	1,343	–	–	1,343
Preferred shares redeemed	–	–	–	–	–	–	–	–	(300)	(300)	–	–	(300)
Common dividends paid	–	(2,858)	–	–	–	–	–	(2,858)	–	(2,858)	–	–	(2,858)
Preferred dividends paid	–	–	–	–	–	–	–	–	(217)	(217)	–	–	(217)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(80)	(65)	(145)
Share-based payments	–	–	–	–	–	–	36	36	–	36	–	–	36
Other	–	(11)	(3)	–	–	–	26 (3)	12	–	12	35 (4)	–	47
Balance as at October 31, 2013	$14,516	$25,315	$(173)	$705	$(42)	$55	$193	$40,569	$4,084	$44,653	$1,155	$743	$46,551

Balance as at November 1, 2011	$8,336	$18,421	$(697)	$441	$(251)	$10	$96	$26,356	$4,384	$30,740	$626	$874	$32,240
Net income	–	6,023	–	–	–	–	–	6,023	220	6,243	198	25	6,466
Other comprehensive income (loss)	–	–	169	156	116	25	–	466	–	466	(25)	–	441
Total comprehensive income	$–	$6,023	$169	$156	$116	$25	$–	$6,489	$220	$6,709	$173	$25	$6,907
Shares issued	4,803	8	–	–	–	–	(26)	4,785	–	4,785	–	–	4,785
Common dividends paid	–	(2,493)	–	–	–	–	–	(2,493)	–	(2,493)	–	–	(2,493)
Preferred dividends paid	–	–	–	–	–	–	–	–	(220)	(220)	–	–	(220)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(44)	(115)	(159)
Share-based payments	–	–	–	–	–	–	38	38	–	38	–	–	38
Other	–	19	–	–	–	–	58 (3)	77	–	77	211 (4)	(7)	281
Balance as at October 31, 2012	$13,139	$21,978	$(528)	$597	$(135)	$35	$166	$35,252	$4,384	$39,636	$966	$777	$41,379

Balance as at November 1, 2010	$5,750	$15,684	$–	$616	$(357)	$10	$25	$21,728	$3,975	$25,703	$559	$956	$27,218
Net income	–	4,965	–	–	–	–	–	4,965	216	5,181	91	58	5,330
Other comprehensive income (loss)	–	–	(697)	(175)	106	–	–	(766)	–	(766)	5	–	(761)
Total comprehensive income	$–	$4,965	$(697)	$(175)	$106	$–	$–	$4,199	$216	$4,415	$96	$58	$4,569
Shares issued	2,586	–	–	–	–	–	(11)	2,575	409	2,984	–	–	2,984
Common dividends paid	–	(2,200)	–	–	–	–	–	(2,200)	–	(2,200)	–	–	(2,200)
Preferred dividends paid	–	–	–	–	–	–	–	–	(216)	(216)	–	–	(216)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(41)	(140)	(181)
Share-based payments	–	–	–	–	–	–	46	46	–	46	–	–	46
Other	–	(28)	–	–	–	–	36	8	–	8	12 (4)	–	20
Balance as at October 31, 2011	$8,336	$18,421	$(697)	$441	$(251)	$10	$96	$26,356	$4,384	$30,740	$626	$874	$32,240

(1)	Includes undistributed retained earnings of $43 (2012 – $38; 2011 – $34) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Represents amounts on account of share-based payments (Refer to Note 28).
(3)	Includes impact of Tandem SARs voluntarily renounced by certain employees while retaining their corresponding option for shares (refer to Note 28).
(4)	Includes changes to non-controlling interests arising from business combinations and divestures.

The accompanying notes are an integral part of these consolidated financial statements

Scotiabank Annual Report  2013      117

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

Sources (uses) of cash flows for the year ended October 31 ($ millions)	2013	2012	2011
Cash flows from operating activities
Net income	$6,697	$6,466	$5,330
Adjustment for:
Net interest income	(11,366)	(10,003)	(9,014)
Depreciation and amortization	520	450	413
Acquisition-related gains	–	–	(286)
Provisions for credit losses	1,296	1,252	1,076
Equity-settled share-based payment expense	36	38	46
Net gain on sale of investment securities	(375)	(185)	(285)
Net income from investments in associated corporations	(680)	(442)	(433)
Gain on sale of property and equipment	(57)	(864)	(5)
Provision for income taxes	1,763	1,580	1,423
Changes in operating assets and liabilities:
Trading assets	(6,793)	(11,976)	(2,758)
Securities purchased under resale agreements and securities borrowed(1)	(9,866)	(19,514)	(6,611)
Loans(1)	(16,040)	(29,570)	(22,068)
Deposits(1)	6,778	36,859	38,997
Obligations related to securities sold short	5,458	3,560	(5,939)
Obligations related to assets sold under repurchase agreements and securities lent(1)	17,455	18,955	6,206
Net derivative financial instruments(1)	296	2,199	(1,422)
Other, net(1)	4,605	(570)	(1,012)
Dividends received	1,139	1,026	1,583
Interest received	18,005	16,224	17,535
Interest paid	(7,607)	(7,293)	(10,139)
Income tax paid	(1,520)	(1,041)	(1,304)
Net cash from/(used in) operating activities	9,744	7,151	11,333
Cash flows from investing activities
Interest-bearing deposits with financial institutions(1)	(4,079)	(6,557)	(2,805)
Purchase of investment securities	(47,894)	(34,856)	(30,440)
Proceeds from sale and maturity of investment securities	52,654	31,780	31,889
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	(3,439)	(458)	(544)
Proceeds from disposal of real estate assets	–	1,407	–
Other property and equipment, net of disposals	(146)	(434)	(371)
Other, net	(324)	(298)	(4,167)
Net cash from/(used in) investing activities	(3,228)	(9,416)	(6,438)
Cash flows from financing activities
Proceeds from subordinated debentures	–	3,250	–
Redemption of subordinated debentures	(4,210)	(20)	–
Redemption of capital instruments	(750)	(750)	(500)
Redemption of preferred shares	(300)	–	–
Proceeds from common shares issued	1,256	4,200	736
Cash dividends paid	(3,075)	(2,713)	(2,416)
Distributions to non-controlling interests	(145)	(159)	(181)
Other, net	19	287	(1,914)
Net cash from/(used in) financing activities	(7,205)	4,095	(4,275)
Effect of exchange rate changes on cash and cash equivalents	102	(88)	(59)
Net change in cash and cash equivalents	(587)	1,742	561
Cash and cash equivalents at beginning of year(1) (2)	6,036	4,294	3,730
Cash and cash equivalents at end of year(1) (2)	$5,449	$6,036	$4,291

(1)	Prior period amounts have been restated to reflect current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (refer to Note 2).
(2)	Represents cash and non-interest bearing deposits with financial institutions (refer to Note 5).

The accompanying notes are an integral part of these consolidated financial statements.

118      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the 2013

Consolidated Financial Statements

Page	Note

120	1	Reporting entity

120	2	Basis of preparation

120	3	Significant accounting policies

132	4	Future accounting developments

133	5	Cash and deposits with financial institutions

133	6	Fair value of financial instruments

138	7	Trading assets

138	8	Financial assets designated at fair value through profit or loss

139	9	Derivative financial instruments

143	10	Investment securities

146	11	Loans

148	12	Impaired loans and allowance for credit losses

149	13	Derecognition of financial assets

150	14	Special purpose entities

153	15	Property and equipment

153	16	Investments in associates

154	17	Goodwill and other intangible assets

155	18	Other assets

156	19	Leases

157	20	Deposits

Page	Note

157	21	Subordinated debentures

158	22	Capital instruments

159	23	Other liabilities

159	24	Provisions

159	25	Common shares

160	26	Preferred shares

162	27	Capital management

163	28	Share-based payments

166	29	Corporate income taxes

168	30	Employee benefits

170	31	Operating segments

173	32	Related party transactions

174	33	Principal subsidiaries and non-controlling interests in subsidiaries

176	34	Fee and commission revenues

176	35	Trading revenues

176	36	Earnings per share

177	37	Guarantees and commitments

179	38	Financial instruments – risk management

188	39	Contractual maturities

190	40	Business combinations

191	41	Events after the Consolidated Statement of Financial Position date

Scotiabank Annual Report  2013      119

CONSOLIDATED FINANCIAL STATEMENTS

1	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2	Basis of preparation

Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that, except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with Canadian Generally Accepted Accounting Principles (CGAAP). With the Canadian Accounting Standards Board adopting IFRS as issued by the IASB effective January 1, 2011, IFRS replaced CGAAP as the financial reporting framework for all publicly accountable enterprises including the Bank.

The consolidated financial statements for the year ended October 31, 2013 have been approved for issue by the Board of Directors on December 6, 2013.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

—	Financial assets and liabilities held-for-trading
—	Financial assets and liabilities designated at fair value through profit or loss
—	Derivative financial instruments
—	Available-for-sale investment securities

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets, determination of the control of special purpose entities, de facto control of other entities and provisions. Actual results could differ from these and other estimates.

Significant judgments have been made in the following areas:

Allowance for credit losses	Note 3 – page 124 Note 12 – page 148
Fair value of financial instruments	Note 6 – page 133
Corporate income taxes	Note 3 – page 128 Note 29 – page 166
Employee benefits	Note 3 – page 129 Note 30 – page 168
Goodwill	Note 3 – page 127 Note 17 – page 154
Impairment of investment securities	Note 3 – page 124 Note 10 – page 143
Special purpose entities	Note 3 – page 121 Note 14 – page 150
Provisions	Note 3 – page 129 Note 24 – page 159

Changes in financial statement presentation during the year

During the first quarter of 2013, Deposits with banks was changed to Deposits with financial institutions to include all deposits with bank and non-bank financial institutions. As a result, cash with non-bank financial institutions was retrospectively reclassified from Loans – business and government to Deposits with financial institutions.

Cash collateral for securities borrowed was retrospectively reclassified from Deposits with financial institutions and Loans – business and government to Securities purchased under resale agreements and securities borrowed to better reflect the nature of these balances. These presentation changes did not have an impact on the Bank’s financial position or its key performance metrics and are in line with industry practice.

The related interest income lines have also been retrospectively reclassified.

3	Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements, including any additional accounting requirements of OSFI, as set out below, have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated.

Basis of consolidation

The consolidated financial statements include the assets, liabilities, financial performance and cash flows of the Bank and all of its subsidiaries, after elimination of intercompany transactions and balances. Subsidiaries are defined as entities controlled by the Bank and exclude associates and joint ventures. The Bank’s subsidiaries can be classified as entities controlled through voting interests or special purpose entities (SPEs).

The Bank consolidates a subsidiary from the date it obtains control. Control is defined as the power to govern the financial and operating policies so as to obtain benefits from the entity’s activities.

Non-controlling interests, including capital instrument equity holders, are presented within equity in the Consolidated Statement of Financial Position separately from equity attributable to common and preferred shareholders of the Bank. Partial sales and incremental purchases of interests in subsidiaries that do not result in a change of control are accounted for as equity transactions with non-controlling interest holders. Any difference between the carrying amount of the interest sold or purchased and the transaction amount is recorded as an adjustment to retained earnings.

120      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Voting-interest subsidiaries

Control is presumed with an ownership interest of more than 50% of the voting rights in an entity.

The Bank may consolidate an entity when it owns less than 50% of the voting rights when it has one or more other attributes of power:

—	by virtue of an agreement, over more than half of the voting rights;
—	to govern the financial and operating policies of the entity under a statute or an agreement;
—	to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
—

to govern the financial and operating policies of the entity through the size of its holding of voting rights relative to the size and dispersion of holding of the other vote holders and voting patterns at shareholder meetings (i.e., de facto control).

Special purpose entities

SPEs are designed to accomplish certain well-defined objectives. The Bank may become involved with SPEs either at the formation stage or at a later date. The following circumstances may indicate a relationship in which the Bank controls an SPE and therefore should consolidate the SPE:

—	the activities of the SPE are being conducted on behalf of the Bank according to its specific business needs so that the Bank obtains benefits from the SPE’s operations;
—

the Bank has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Bank has delegated these decision-making powers;

—	the Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or
—	the Bank retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The Bank consolidates all SPEs that it controls, including its U.S.-based multi-seller conduit and certain funding and other vehicles.

Associates and joint ventures

An associate is an entity in which the Bank has significant influence, but not control, over the operating and financial policies of the entity. Significant influence is ordinarily presumed to exist when the Bank holds between 20% and 50% of the voting rights. The Bank may also be able to exercise significant influence through board representation. The effects of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank has significant influence.

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control and each party is entitled to its share of the profit or loss of the activities of the joint venture.

Investments in associates and joint ventures are recognized initially at cost. Investments in associates and joint ventures are accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and certain other movements in equity of the associates and joint ventures.

Unrealized gains and losses arising from transactions with associates and joint ventures are eliminated against the investment in associates and joint ventures to the extent of the Bank’s interest in the investee.

Investments in associates and joint ventures are evaluated for impairment at the end of each financial reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment. When a decline in value of an investment in associate or joint venture is due to impairment, the carrying value of the investment is adjusted to reflect its recoverable amount with an impairment loss recognized in net income from investments in associated corporations in the Consolidated Statement of Income.

Translation of foreign currencies

The financial statements of each of the Bank’s foreign operations are measured using its functional currency, being the currency of the primary economic environment of the foreign operation.

Translation gains and losses related to the Bank’s monetary items are recognized in other operating income in the Consolidated Statement of Income. Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of buildings purchased in foreign currency, equipment and leasehold improvements of the Bank, which are translated using historical rates. Foreign currency non-monetary items that are measured at historical cost are translated into the functional currency at historical rates. Foreign currency non-monetary items measured at fair value are translated into functional currency using the rate of exchange at the date the fair value was determined. Foreign currency gains and losses on non-monetary items are recognized in the Consolidated Statement of Income if the gain or loss on the non-monetary item is recognized in the Consolidated Statement of Income. Any foreign currency exchange gains or losses on non-monetary items are recognized in the Consolidated Statement of Comprehensive Income if the gain or loss on the non-monetary item is recognized in the Consolidated Statement of Comprehensive Income.

Unrealized gains and losses arising upon translation of foreign operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in the Consolidated Statement of Comprehensive Income. On disposal of a foreign subsidiary, resulting in a loss of control, translation differences previously recognized in other comprehensive income are recognized in the Consolidated Statement of Income. The Bank applies the step method to determine the amount of unrealized foreign currency translation balances in the Bank’s accumulated other comprehensive income to be reclassified into the Bank’s consolidated net income when a foreign operation is disposed.

Financial assets and liabilities

Date of recognition

The Bank initially recognizes loans, deposits, subordinated debentures and debt securities issued on the date at which they are originated or purchased. Regular-way purchases and sales of financial assets are recognized on the settlement date. All other financial assets and liabilities, including derivatives, are initially recognized on the trade date at which the Bank becomes a party to the contractual provisions of the instrument.

Initial classification and measurement

The classification of financial assets and liabilities at initial recognition depends on the purpose and intention for which the financial assets are acquired and liabilities issued and their characteristics. The initial measurement of a financial asset or liability is at fair value.

Determination of fair value

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arms length transaction, other than in a forced or liquidation sale. The best evidence of fair value is bid or ask prices for financial instruments that are quoted in an active market. Quoted prices are not always available

Scotiabank Annual Report  2013      121

CONSOLIDATED FINANCIAL STATEMENTS

for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. Financial instruments traded in a less active market have been valued using indicative market prices, present value of cash-flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

Inception gains and losses are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred over the life of the related contract or until the valuation inputs become observable.

Derecognition of financial assets and liabilities

Derecognition of financial assets

The derecognition criteria are applied to the transfer of part of an asset, rather than the asset as a whole only if such part comprises specifically identified cash flows from the asset, a fully proportionate share of the cash flows from the asset, or a fully proportionate share of specifically identified cash flows from the asset.

A financial asset is derecognized when the contractual rights to the cash flows from the asset has expired; or the Bank transfers the contractual rights to receive the cash flows from the financial asset; or has assumed an obligation to pay those cash flows to an independent third party; and the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third party.

Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. Control over the assets is represented by the practical ability to sell the transferred asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement. At times such continuing involvement may be in the form of investment in senior or subordinated tranches of notes issued by non-consolidated special purpose entities.

On derecognition of a financial asset, the difference between the carrying amount and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income is recognized in the Consolidated Statement of Income.

Transfers of financial assets that do not qualify for derecognition are reported as secured financings.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires. If an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amount of the existing liability and the new liability is recognized as a gain/loss in the Consolidated Statement of Income.

Offsetting of financial instruments

Financial assets and financial liabilities with the same counterparty are offset, with the net amount reported in the Consolidated Statement of Financial Position, only if there is currently a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Cash and deposits with financial institutions

Cash and deposits with financial institutions comprises of cash, cash equivalents, demand deposits with banks and other financial institutions, highly liquid investments that are readily convertible to cash, subject to insignificant risk of changes in value and may carry restrictions in certain circumstances. These investments are those with less than three months’ maturity from the date of acquisition.

Precious metals

Precious metals are carried at fair value less costs to sell, and any changes in fair value less costs to sell are credited or charged to other operating income – trading revenues in the Consolidated Statement of Income.

Trading assets and liabilities

Trading assets and liabilities are measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized immediately in the Consolidated Statement of Income. Gains and losses realized on disposal and unrealized gains and losses due to fair value changes on trading assets and liabilities, other than certain derivatives, are recognized as part of other operating income – trading revenues in the Consolidated Statement of Income. Trading assets and liabilities are not reclassified subsequent to their initial recognition.

Financial assets and liabilities designated at fair value through profit or loss

Financial assets and financial liabilities classified in this category are those that have been designated by the Bank on initial recognition or on transition to IFRS. The Bank may only designate an instrument at fair value through profit or loss when one of the following criteria is met, and designation is determined on an instrument by instrument basis:

—

The designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis; or

—

The assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed together and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy and the information about the group is provided to key management personnel and it can be demonstrated that significant financial risks are eliminated or significantly reduced; or

—	The financial instrument contains one or more embedded derivatives which significantly modify the cash flows otherwise required.

Financial assets and financial liabilities designated at fair value through profit or loss are recorded in the Consolidated Statement of Financial Position at fair value. Changes in fair value, are recorded in other operating income – other in the Consolidated Statement of Income. Dividends and interest earned or incurred are also recorded in other operating income – other in the Consolidated Statement of Income.

Securities purchased and sold under resale agreements

Securities purchased under resale agreements (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing arrangements and are recorded at amortized cost. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of, the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the Consolidated Statement of Financial Position, unless the risks and rewards of ownership are obtained or relinquished. The related income and interest expense are recorded on an accrual basis in the Consolidated Statement of Income.

122      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Obligations related to securities sold short

Obligations related to securities sold short arise in dealing and market making activities where debt securities and equity shares are sold without possessing such securities.

Similarly, if securities purchased under an agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale within obligations related to securities sold short in the Consolidated Statement of Financial Position. These trading liabilities are measured at fair value with any gains or losses included in other operating income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense – other.

Securities lending and borrowing

Securities lending and borrowing transactions are usually collateralized by securities or cash. The transfer of the securities to counterparties is only reflected on the Consolidated Statement of Financial Position if the risks and rewards of ownership are also transferred. Cash advanced or received as collateral is recorded as an asset or liability. Fees received and paid are reported as fee and commission revenues and expenses in the Consolidated Statement of Income, respectively.

Securities borrowed are not recognized on the Consolidated Statement of Financial Position, unless they are then sold to third parties, in which case the obligation to return the securities is recorded as a trading liability and measured at fair value with any gains or losses included in other operating income – trading revenues, in the Consolidated Statement of Income.

Derivative financial instruments

Derivative financial instruments are contracts whose value is derived from interest rates, foreign exchange rates, commodities, equity prices or other financial variables. Most derivative financial instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative financial instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.

The Bank enters into these derivative contracts for trading purposes, as well as to manage its risk exposures (i.e., to manage the Bank’s non-trading interest rate, foreign currency and other exposures). Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate income from trading operations.

Derivatives embedded in other financial instruments or host contracts are treated as separate derivatives when the following conditions are met:

—	their economic characteristics and risks are not closely related to those of the host contract;
—	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
—	the combined contract is not held for trading or designated at fair value through profit or loss.

Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately, the entire combined contract is measured at fair value. All embedded derivatives are presented on a combined basis with the host contracts although they are separated for measurement purposes when conditions requiring separation are met. Subsequent changes in fair value of embedded derivatives are recognized in other operating income – other in the Consolidated Statement of Income. Gains at inception on embedded derivatives accounted for as separate derivatives are not recognized on inception; instead they are recognized over the life of the instrument.

All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Statement of Financial Position. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred over the life of the related contract, or until the valuation inputs become observable.

The gains and losses resulting from changes in fair values of trading derivatives are included in other operating income – trading revenues in the Consolidated Statement of Income.

Changes in the fair value of non-trading derivatives that do not qualify for hedge accounting are recorded in the Consolidated Statement of Income in other operating income – other. Where derivative instruments are used to manage the volatility of share-based payment expense, these derivatives are carried at fair value with changes in the fair value in relation to units hedged included in operating expenses – salaries and employee benefits in the Consolidated Statement of Income.

Changes in the fair value of derivatives that qualify for hedge accounting are recorded as other operating income – other in the Consolidated Statement of Income for fair value hedges and other comprehensive income in the Consolidated Statement of Comprehensive Income for cash flow hedges and net investment hedges.

Investment securities

Investment securities are comprised of available-for-sale and held-to-maturity securities.

Available-for-sale investment securities

Available-for-sale investment securities include equity and debt securities. Equity investments classified as available-for-sale are those which are neither classified as held-for-trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions. Available-for-sale investment securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income. When realized, these gains and losses are reclassified from the Consolidated Statement of Comprehensive Income and recorded in the Consolidated Statement of Income on an average cost basis. For non-monetary investment securities designated as available-for-sale, the gain or loss recognized in other comprehensive income includes any related foreign exchange gains or losses. Foreign exchange gains and losses that relate to the amortized cost of an available-for-sale debt security are recognized in the Consolidated Statement of Income.

Premiums, discounts and related transaction costs on available-for-sale debt securities are amortized over the expected life of the instrument to interest income – securities in the Consolidated Statement of Income using the effective interest method.

Transaction costs on available-for-sale equity securities are initially capitalized and then recognized as part of the net realized gain/loss on subsequent sale of the instrument in the Consolidated Statement of Income.

Held-to-maturity investment securities

Held-to-maturity investment securities are non-derivative assets with fixed or determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity, and which do not meet the definition of a loan, are not held-for-trading, and are not designated at fair value through profit or loss or as available-for-sale. After initial measurement, held-to-maturity investment securities are carried at amortized cost using the effective interest method, less

Scotiabank Annual Report  2013      123

CONSOLIDATED FINANCIAL STATEMENTS

impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition, transaction costs and fees that are an integral part of the effective interest rate. The amortization is included in interest income – securities in the Consolidated Statement of Income.

A sale or reclassification of a more than an insignificant amount of held-to-maturity investments would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent the Bank from classifying investment securities as held-to-maturity for the current and the following two financial years. However, sales and reclassifications in any of the following circumstances would not trigger a reclassification:

—	Sales or reclassifications that are so close to maturity that changes in the market rate of interest would not have a significant effect on the financial asset’s fair value;
—	Sales or reclassifications after the Bank has collected substantially all of the asset’s original principal; or
—	Sales or reclassifications attributable to non-recurring isolated events beyond the Bank’s control that could not have been reasonably anticipated.

Impairment of investment securities

Investment securities are evaluated for impairment at the end of each reporting period, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original cost is considered in determining whether impairment exists. In the case of debt instruments classified as available-for-sale and held-to-maturity investment securities, impairment is assessed based on the same criteria as impairment of loans.

When a decline in value of available-for-sale debt or equity instrument is due to impairment, the carrying value of the security continues to reflect fair value. Losses arising from impairment are reclassified from accumulated other comprehensive income and included in net gain on investment securities within other operating income in the Consolidated Statement of Income.

The losses arising from impairment of held-to-maturity investment securities are recognized in net gain on investment securities within other operating income in the Consolidated Statement of Income.

Reversals of impairment losses on available-for-sale debt instruments resulting from increases in fair value related to events occurring after the date of impairment are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the original impairment charge. Reversals of impairment on available-for-sale equity instruments are not recognized in the Consolidated Statement of Income; increases in fair value of such instruments after impairment are recognized in equity.

Reversals of impairment losses on held-to-maturity investment securities are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the amortized cost of the investment before the original impairment charge.

Loans

Loans include loans and advances originated or purchased by the Bank which are not classified as held-for-trading, held-to-maturity or designated at fair value. Debt securities, which are not trading securities or have not been designated as available-for-sale securities and that are not quoted in an active market, are also classified as loans.

Loans originated by the Bank are recognized when cash is advanced to a borrower. Loans purchased are recognized when cash consideration is paid by the Bank. Loans are measured at amortized cost using the effective interest method, less any impairment losses. Loans are stated net of allowance for credit losses.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark adjustments and credit mark adjustments. As a result of recording all purchased loans at fair value, no allowances for credit losses are recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently none of the purchased loans are considered to be impaired on the date of acquisition.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

An aggregate credit mark adjustment is established to capture management’s best estimate of cash flow shortfalls on the loans over their life time as determined at the date of acquisition. The credit mark adjustment comprises of both an incurred loss mark and a future expected loss mark.

For individually assessed loans, the credit mark established at the date of acquisition is tracked over the life of the loan. Changes to the expected cash flows of these loans from those expected at the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income.

Where loans are not individually assessed for determining losses, a portfolio approach is taken to determine expected losses at the date of acquisition. The portfolio approach will result in both an incurred loss mark and a future expected loss mark. The incurred loss mark is assessed at the end of each reporting period against the performance of the loan portfolio and an increase in expected cash flows will result in recovery in provision for credit losses in the Consolidated Statement of Income while any cash flows lower than expected will result in an additional provision for credit losses. The future expected loss mark is amortized into income as losses are recognized or as the portfolio of loans winds down over its expected life. An assessment is required at the end of each reporting period to determine the reasonableness of the unamortized balance in relation to the loan portfolio. An overall benefit is only recognized to the extent that the amortized amount is greater than the actual losses incurred. A net charge is recorded if the actual losses exceed the amortized amounts.

Loan impairment and allowance for credit losses

The Bank considers a loan to be impaired when there is objective evidence of impairment as a result of one or more loss events that occurred after the date of initial recognition of the loan and the loss event has an impact on the estimated future cash flows of the loan that can be reliably estimated. Objective evidence is represented by observable data that comes to the attention of the Bank and includes events that indicate:

—	significant financial difficulty of the borrower;
—	a default or delinquency in interest or principal payments;
—	a high probability of the borrower entering a phase of bankruptcy or a financial reorganization;
—	a measurable decrease in the estimated future cash flows from loan or the underlying assets that back the loan.

124      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off. Losses expected as a result of future events, are not recognized.

The Bank considers evidence of impairment for loans and advances at both an individual and collective level.

Individual impairment allowance

For all loans that are considered individually significant, the Bank assesses on a case-by-case basis at each reporting period whether an individual allowance for loan losses is required.

For those loans where objective evidence of impairment exists and the Bank has determined the loan to be impaired, impairment losses are determined based on the Bank’s aggregate exposure to the customer considering the following factors:

—	the customer’s ability to generate sufficient cash flow to service debt obligations;
—	the extent of other creditors’ commitments ranking ahead of, or pari passu with, the Bank and the likelihood of other creditors continuing to support the company;
—	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident; and
—	the realizable value of security (or other credit mitigants) and likelihood of successful repossession.

Impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loan’s current carrying amount. This results in interest income being recognized using the original effective interest rate.

Collective impairment allowance

For loans that have not been individually assessed as being impaired, the Bank pools them into groups to assess them on a collective basis. Collective allowances are calculated for impaired loans and performing loans. Allowances related to performing loans estimate probable incurred losses that are inherent in the portfolio but have not yet been specifically identified as impaired.

Internal risk rating parameters are used in the calculation of the collective impairment allowance. For non-retail loan portfolios, internal risk rating parameters form the basis for calculating the quantitative portion of the collective allowance for performing loans:

—	Probability of Default rates (PD) which are based upon the internal risk rating for each borrower;
—	Loss Given Default rates (LGD); and
—	Exposure at Default factors (EAD).

Funded exposures are multiplied by the borrower’s PD and by the relevant LGD parameter.

Committed but undrawn exposures are multiplied by the borrower’s PD, by the relevant LGD parameter, and by the relevant EAD parameter. A model stress component is also applied to recognize uncertainty in the credit risk parameters and the fact that current actual loss rates may differ from the long term averages included in the model.

Retail loans

Retail loans represented by residential mortgages, credit cards and other personal loans are considered by the Bank to be homogeneous groups of loans that are not considered individually significant. All homogeneous groups of loans are assessed for impairment on a collective basis.

A roll rate methodology is used to determine impairment losses on a collective basis for these loans because individual loan assessment is impracticable. Under this methodology, loans with similar credit characteristics are grouped into ranges according to the number of days past due and statistical analysis is used to estimate the likelihood that loans in each range will progress through the various stages of delinquency and ultimately prove irrecoverable. This methodology employs statistical analyses of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of the events not identifiable on an individual loan basis. When the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll rate methodology, the Bank adopts a basic formulaic approach based on historical loss rate experience.

Performing loans

Over and above the individually assessed and retail roll rate allowances, loans that were subject to individual assessment for which no evidence of impairment existed, are grouped together according to their credit risk characteristics for the purpose of reassessing them on a collective basis. This reflects impairment losses that the Bank has incurred as a result of events that have occurred but where the individual loss has not been identified.

The collective impairment allowance for such loans is determined after taking into account:

—	historical loss experience in portfolios of similar credit risk characteristics (for example, by industry sector, loan grade or product);
—	the estimated period between impairment occurring and the loss being identified and evidenced by the establishment of an appropriate allowance against the individual loan; and
—

management’s experienced judgment as to whether current economic and credit conditions are such that the actual level of inherent losses at the reporting date is likely to be greater or less than that suggested by historical experience. As soon as information becomes available which identifies losses on individual loans within the group, those loans are removed from the group and assessed on an individual basis for impairment.

Provision for credit losses on off-balance sheet positions

A provision is set up for the Bank’s off-balance sheet positions and recorded in other liabilities on the Consolidated Statement of Financial Position. The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any change in the provision is recorded in the Consolidated Statement of Income as provision for credit losses.

Write-off of loans

Loans (and the related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, write-off is generally after receipt of any proceeds from the realization of security. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier.

Scotiabank Annual Report  2013      125

CONSOLIDATED FINANCIAL STATEMENTS

Reversals of impairment

If the amount of an impairment loss related to loans decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognized, the excess is written back by reducing the loan impairment allowance account accordingly. The write-back is recognized in the provision for credit losses in the Consolidated Statement of Income.

Restructured loans

Restructured loans include loans where the Bank has renegotiated the original terms of a loan by granting a concession to the borrower (concessions). These concessions include interest rate adjustments, deferral or extension of principal or interest payments and forgiveness of a portion of principal or interest. Once the terms of the loan have been renegotiated and agreed upon with the borrower the loan is considered a restructured loan. The investment in the loan is reduced as of the date of the restructuring to the amount of the net cash flows receivable under the modified terms, discounted at the original effective interest rate inherent in the loan. The loan is no longer considered past due and the reduction in the carrying value of the loan is recognized as a charge for loan impairment in the Consolidated Statement of Income in the period in which the loan is restructured. In other cases, restructuring may be considered substantial enough to result in recognition of a new loan.

Customer’s liability under acceptances

The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Statement of Financial Position. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in fee and commission revenues – banking fees in the Consolidated Statement of Income.

Hedge accounting

The Bank formally documents all hedging relationships and its risk management objective and strategy for undertaking these hedge transactions at inception. The hedge documentation includes identification of the asset, liability, firm commitment or highly probable forecasted transaction being hedged, the nature of the risk being hedged, the hedging instrument used and the method used to assess the effectiveness of the hedge. The Bank also formally assesses, both at each hedge’s inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in fair value or cash flows of hedged items. Hedge ineffectiveness is measured and recorded in other operating income – other in the Consolidated Statement of Income.

There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

Fair value hedges

For fair value hedges, the change in fair value of the hedging instrument is offset in the Consolidated Statement of Income by the change in fair value of the hedged item attributable to the hedged risk. The Bank utilizes fair value hedges primarily to convert fixed rate financial instruments to floating rate financial instruments. Hedged items include available-for-sale debt and equity securities, loans, deposit liabilities and subordinated debentures. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps, foreign currency forwards and foreign currency liabilities.

Cash flow hedges

For cash flow hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding gains and losses on the hedged item is recognized in income. The Bank utilizes cash flow hedges primarily to hedge the variability in cash flows relating to floating rate financial instruments and highly probable forecasted revenues. Hedged items include available-for-sale debt securities, loans, deposit liabilities and highly probable forecasted revenues. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps and foreign currency forwards.

Net investment hedges

For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding cumulative translation adjustments on the hedged net investment is recognized in income. The Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage the foreign currency exposure and impact on capital ratios arising from foreign operations.

Property and equipment

Land, buildings and equipment

Land is carried at cost. Buildings (including building fittings), equipment, and leasehold improvements are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset less any residual value as follows: buildings – 40 years, building fittings – 15 years, equipment 3 to 10 years, and leasehold improvements – term of lease plus one renewal period up to a maximum of 15 years. Depreciation expense is included in the Consolidated Statement of Income under operating expenses – depreciation and amortization. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

When major components of building and equipment have different useful lives, they are accounted for separately and depreciated over each component’s estimated useful life.

Net gains and losses on disposal are included in other operating income – other in the Consolidated Statement of Income in the year of disposal.

Investment property

Investment property is property held either for rental income or for capital appreciation or for both. The Bank holds certain investment properties which are presented in property and equipment on the Consolidated Statement of Financial Position using the cost model.

Investment property is carried at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated using the straight-line method over the estimated useful life of 40 years. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

The Bank engages, as appropriate, external real estate experts to determine the fair value of the investment property for disclosure purposes by using recognized valuation techniques. In cases in which prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

Assets held-for-sale

Non-financial assets acquired in exchange for loans as part of an orderly realization are recorded as assets held-for-sale or held-for-use.

The assets are considered to be held-for-sale where their carrying amount will be recovered principally through a sale transaction rather than through continuing use. The asset acquired is recorded in other assets at the lower of its fair value (less cost to sell) and the carrying amount of the loan (net of impairment allowance) at the date of exchange. No depreciation is charged in respect of assets held-for-sale.

126      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Any subsequent write-down of the acquired asset to fair value less costs to sell is recognized in the Consolidated Statement of Income, in other operating income. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down, is also recognized in other operating income, together with any realized gains or losses on disposal.

If the acquired asset does not meet the requirement to be considered as held-for-sale, the asset is considered to be held-for-use, measured initially at cost and accounted for in the same manner as a similar asset acquired in the normal course of business.

Business combinations and goodwill

The Bank follows the acquisition method of accounting for the acquisition of subsidiaries. The Bank considers the date on which control is obtained and it legally transfers the consideration for the acquired assets and assumed liabilities of the subsidiary to be the date of acquisition. The cost of an acquisition is measured at the fair value of the consideration paid. The fair value of the consideration transferred by the Bank in a business combination is calculated as the sum of the acquisition date fair values of the assets transferred by the Bank, the liabilities incurred by the Bank to former owners of the acquiree, and the equity interests, including any options, issued by the Bank. The Bank recognizes the acquisition date fair values of any previously held investment in the subsidiary and contingent consideration as part of the consideration transferred in exchange for the acquisition. A gain or loss on any previously held investments of an acquiree is recognized in other operating income – other in the Consolidated Statement of Income.

In general, all identifiable assets acquired (including intangible assets) and liabilities assumed (including any contingent liabilities) are measured at the acquisition date fair value. The Bank records identifiable intangible assets irrespective of whether the assets have been recognized by the acquiree before the business combination. Non-controlling interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Where the Bank has an obligation to purchase a non-controlling interest for cash or another financial asset, a portion of the non-controlling interest is recognized as a financial liability based on management’s best estimate of the present value of the redemption amount. Where the Bank has a corresponding option to settle the purchase of a non-controlling interest by issuing its own common shares, no financial liability is recorded.

Any excess of the cost of acquisition over the Bank’s share of the net fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the Bank’s share of the identifiable assets acquired and liabilities assumed, the resulting gain is recognized immediately in other operating income – other in the Consolidated Statement of Income.

During the measurement period (which is within one year from the acquisition date), the Bank may, on a retrospective basis, adjust the amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

The Bank accounts for acquisition-related costs as expense in the periods in which the costs are incurred and the services are received.

Subsequent to acquisition, the Bank accounts for the following assets and liabilities recognized in a business combination as described below:

—

Contingent liabilities, until resolved, are measured at the higher of the amount that would be recognized as a provision or the amount initially recognized, with any change recognized in the Consolidated Statement of Income.

—	Indemnification assets are measured on the same basis as the item to which the indemnification relates.
—	Contingent consideration classified as a liability is measured at fair value, with any change recognized in the Consolidated Statement of Income.
—	Liabilities to non-controlling interest holders when remeasured at the end of each reporting period, a corresponding change is recorded in equity.

After initial recognition of goodwill in a business combination, goodwill in aggregate is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGU) that are expected to benefit from the combination. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes.

The carrying amount of the CGU is determined by management using approved internal economic capital models. These models consider various factors including market risk, credit risk, operational risk, and other relevant business risks for the CGU. An impairment loss is recognized if the carrying amount of CGU exceeds the recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. The recoverable amount of the CGU has been determined using the fair value less costs of disposal method. In determining fair value less costs of disposal, an appropriate valuation model is used which considers various factors including normalized net income, control premium and price earnings multiples. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss, in respect of goodwill, is not reversed.

Significant judgement is applied in determining the CGU’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Intangible assets

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination or generated internally. The Bank’s intangible assets are mainly comprised of computer software, customer relationships, core deposit intangibles and fund management contracts.

The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use.

In respect of internally generated intangible assets, cost includes all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses.

Intangible assets that have finite useful lives are initially measured at cost and are amortized on a straight-line basis over their useful lives as follows: computer software – 5 to 10 years; and other intangible assets – 5 to 20 years. Amortization expense is included in the

Scotiabank Annual Report  2013      127

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income under operating expenses – depreciation and amortization. As intangible assets are considered to be non-financial assets, the impairment model for non-financial assets is applied. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually and when circumstances indicate that this carrying value may be impaired.

Impairment of non-financial assets

The carrying amount of the Bank’s non-financial assets, other than goodwill and deferred tax assets which are separately addressed, is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, non-financial assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent from the cash inflows of other assets or groups of assets.

If any indication of impairment exists then the asset’s recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. The Bank’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses of continuing operations are recognized in the Consolidated Statement of Income in those expense categories consistent with the nature of the impaired asset. Impairment losses recognized in prior periods are reassessed at each reporting date for any indication that the loss had decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the Consolidated Statement of Income.

Significant judgment is applied in determining the non-financial asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Corporate income taxes

The Bank follows the balance sheet liability method for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences which are the differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets are recognized only to the extent it is probable that sufficient taxable profits will be available against which the benefit of these deferred tax assets can be utilized.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where the Bank has both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

Income tax is recognized in the Consolidated Statement of Income except where it relates to items recognized in other comprehensive income or directly in equity, in which case income tax is recognized in the same line as the related item.

Leases

Bank as a lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases and presented within loans in the Consolidated Statement of Financial Position. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within property and equipment on the Bank’s Consolidated Statement of Financial Position. Rental income is recognized on a straight-line basis over the period of the lease in other operating income – other in the Consolidated Statement of Income. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

Bank as a lessee

Assets held under finance leases are initially recognized as property and equipment in the Consolidated Statement of Financial Position at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. The corresponding finance lease obligation is included in other liabilities in the Consolidated Statement of Financial Position. The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. Contingent rentals are recognized as expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the asset. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Sale and lease-back

Where the Bank enters into a sale leaseback transaction for a non-financial asset at fair market value that results in the Bank retaining an operating lease (where the lessor retains substantially all risks and rewards of ownership), any gains and losses are recognized immediately in net income. Where the sale leaseback transaction results in a finance lease, any gain on sale is deferred and recognized in net income over the remaining term of the lease.

Leasehold improvements

Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them

128      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

suitable for their intended purpose. The present value of estimated reinstatement costs to bring a leased property into its original condition at the end of the lease, if required, is capitalized as part of the total leasehold improvements costs. At the same time, a corresponding liability is recognized to reflect the obligation incurred. Reinstatement costs are recognized in net income through depreciation of the capitalized leasehold improvements over their estimated useful life.

Capital instruments

The Bank classifies capital instruments as either financial liabilities, equity instruments or compound instruments comprised of both liability and equity components in accordance with the substance of the contractual terms of the instruments.

Certain payment features that do not create an unavoidable obligation to pay cash are characteristic of equity. Where a capital instrument embodies features of liability and equity, it is considered to be a compound instrument. At inception, the liability component of a compound instrument is initially measured, with any residual attributed to equity.

Financial liability components are classified as capital instrument liabilities in the Consolidated Statement of Financial Position, with the related interest expense recorded in the Consolidated Statement of Income.

Instruments that are classified, in whole or in part, as equity instruments are classified as non-controlling interests – capital instrument equity holders in the Consolidated Statement of Financial Position. When the Bank has an obligation to pay distributions to capital instrument equity holders, the distributions are deducted directly from equity, with a corresponding increase to other liabilities – other. Net income attributable to non-controlling interests – capital instrument equity holders represents net income earned in capital funding trusts not attributable to the Bank’s common shareholders.

When the Bank redeems a compound instrument, the Bank allocates the consideration paid to the liability component based on its redemption date fair value, with any residual amount recognized directly in equity. Any difference between the fair value of the liability and its carrying amount is recognized as gain or loss in the Consolidated Statement of Income and is allocated entirely to non-controlling interests – capital instrument equity holders.

Provisions

A provision is recognized if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The amount recognized as a provision is the Bank’s best estimate of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is considered material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision due to the passage of time is recorded as interest expense – other in the Consolidated Statement of Income.

Insurance contracts

Gross premiums for life insurance contracts are recognized as income when due. Gross premiums for non-life insurance business primarily property and casualty are recognized as income over the term of the insurance contracts. Unearned premiums represent the portion of premiums written in the current year that relate to the period of risk after the reporting date. Insurance claims recoveries are accounted as income in the same period as the related claims.

Gross insurance claims for life insurance contracts reflect the cost of all claims arising during the year. Gross insurance claims for property and casualty insurance contracts include paid claims and movements in outstanding claim liabilities. Insurance premiums ceded to reinsurers are accounted as expense in the same period as the premiums for the direct insurance contracts to which they relate.

Guarantees

Guarantees include standby letters of credit, letters of guarantee, indemnifications, credit enhancements and other similar contracts. Guarantees that qualify as a derivative are accounted for in accordance with the policy for derivative instruments. For guarantees that do not qualify as a derivative, a liability is recorded for the fair value of the obligation assumed at inception. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. Subsequent to initial recognition, such guarantees are measured at the higher of the initial amount, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle any financial obligation arising as a result of the guarantee. Any increase in the liability is reported in the Consolidated Statement of Income.

Employee benefits

The Bank provides pension and other benefit plans for eligible employees in Canada, the United States and other international operations. Pension benefits are predominantly offered in the form of defined benefit pension plans (generally based on an employee’s length of service and the final five years’ average salary), with some pension benefits offered in the form of defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits provided include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability benefits.

Defined benefit pension plans and other post-retirement benefit plans

The cost of these employee benefits is actuarially determined each year using the projected unit credit method. The calculation uses management’s best estimate of a number of assumptions – including the long-term rates of investment return on plan assets, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is computed based on the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Bank’s obligations. The expected return on plan assets is based on the fair value of plan assets as at October 31.

The Bank’s net asset or liability in respect of employee benefit plans is calculated separately for each plan as the difference between the present value of future benefits earned in respect of service for prior periods and the fair value of plan assets, adjusted for unrecognized actuarial gains or losses and unrecognized past service costs.

When the net amount in the Consolidated Statement of Financial Position is an asset, the recognized asset is limited to the net total of any cumulative unrecognized actuarial losses and past service costs and the present value of any economic benefits available in the form of any refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan sponsored by the Bank. An economic benefit is available to the Bank if it is realizable during the life of the plan or on settlement of the plan liabilities.

The net asset or liability is included in other assets and other liabilities, as appropriate, in the Consolidated Statement of Financial Position.

Scotiabank Annual Report  2013      129

CONSOLIDATED FINANCIAL STATEMENTS

If the cumulative unrecognized net actuarial gain or loss is more than 10% of the greater of the fair value of plan assets or the defined benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized over the estimated average remaining service period of employees. For the Bank’s principal pension plans and other benefit plans, these periods range from 6 to 17 years and from 7 to 26 years, respectively.

When the benefits of a plan are improved (reduced), the portion of the increased (reduced) defined benefit obligation relating to past service by employees that is not vested is recognized in net income on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense (income) is recognized immediately in net income.

Other long-term employee benefits

Other long-term employee benefits are accounted for similar to defined benefit pension plans and other post-retirement benefit plans described above except that actuarial gains and losses and/or past service costs are recognized in net income in the period in which they arise.

Defined contribution plans

Certain employees outside of Canada participate in defined contribution pension plans. The costs for such plans are equal to the Bank contributions made to employees’ accounts during the year.

Termination benefits

Termination benefits are recognized as an expense when the Bank is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided and a liability is measured on an undiscounted basis net of payments made.

Recognition of income and expenses

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Bank and the revenue can be reliably measured. The following specific criteria must also be met before revenue is recognized:

Interest and similar income and expenses

For all interest-bearing financial instruments, including those held-for-trading or designated at fair value through profit or loss, interest income or expense is recorded in net interest income using the effective interest rate. This is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability. The calculation takes into account all the contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.

The carrying amount of interest-bearing financial instruments, measured at amortized cost or classified as available-for-sale, is adjusted if the Bank revises its estimates of payments or receipts. The adjusted carrying amount is calculated based on the original effective interest rate and the change in carrying amount is recorded as other operating income in the Consolidated Statement of Income.

Once the carrying value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized based on net effective interest rate inherent in the investment.

Loan origination costs are deferred and amortized into interest income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage.

Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognized as part of the effective interest on the loan. When it is unlikely that a loan will be drawn down, the loan commitment fees are recognized over the commitment period on a straight-line basis.

For presentation purposes, on the Consolidated Statement of Income, interest income and interest expense from trading operations are reclassified to trading revenues.

Fee and commission revenues

The Bank earns fee and commission revenues from a diverse range of services it provides to its customers. Fee income can be divided into the following two categories:

Fees earned for the provision of services over a period of time are accrued over that period. These fees include commission income, asset management, custody and other management and advisory fees.

Fees arising from negotiating or participating in the negotiation of a transaction for a third party, such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses, are recognized on completion of the underlying transaction. Fees or components of fees that are linked to a certain performance are recognized after fulfilling the corresponding criteria.

Fee and commission expenses

Fee and commission expenses relate to transaction and service fees which are expensed as the services are received.

Dividend income

Dividend income on equity securities is recognized in interest income when the Bank’s right to receive payment is established.

Share-based payments

Share-based payments awarded to employees are recognized as compensation expense in the Consolidated Statement of Income over the vesting period based on the number of awards expected to vest including the impact of expected forfeitures. For awards that are delivered in tranches, each tranche is considered a separate award and accounted for separately.

Stock appreciation rights and other awards that must be settled for cash are classified as liabilities. Liability-classified awards are re-measured to fair value at each reporting date while they remain outstanding.

Employee stock options with tandem stock appreciation rights give the employee the right to exercise for shares or settle in cash. These options are classified as liabilities and are re-measured to fair value at each reporting date while they remain outstanding. If an option is exercised, thereby cancelling the tandem stock appreciation right, both the exercise price proceeds together with the accrued liability and associated taxes are credited to equity – common shares in the Consolidated Statement of Financial Position.

130      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Plain vanilla options and other awards that must be settled for shares are classified as equity awards. Equity-classified awards are expensed based on the grant date fair value with a corresponding increase to equity – other reserves in the Consolidated Statement of Financial Position. If an option is exercised, both the exercise price proceeds together with the amount recorded in other reserves is credited to equity – common shares in the Consolidated Statement of Financial Position.

For tandem stock appreciation rights, stock appreciation rights and plain vanilla options, the Bank estimates fair value using an option pricing model. The option pricing model requires inputs such as the exercise price of the option, the current share price, the risk free interest rate, expected dividends, expected volatility (calculated using an equal weighting of implied and historical volatility) and specific employee exercise behaviour patterns based on statistical data. For other awards, fair value is the quoted market price of the Bank’s common shares at the reporting date.

Where derivatives are used to hedge share-based payment expense, related mark-to-market gains and losses are included in operating expenses – salaries and employee benefits in the Consolidated Statement of Income.

A voluntary renouncement of a tandem stock appreciation right where an employee retains the corresponding option for shares with no change in the overall fair value of the award, results in a reclassification of the accrued liability and associated tax to equity – other reserves in the Consolidated Statement of Financial Position. This reclassification is measured at the fair value of the renounced awards as of the renouncement date. Subsequent to the voluntary renouncement, these awards are accounted for as plain vanilla options, based on the fair value as of the renouncement date.

Customer loyalty programs

The Bank operates loyalty points programs, which allow customers to accumulate points when they use the Bank’s products and services. The points can then be redeemed for free or discounted products or services, subject to certain conditions.

Consideration received is allocated between the products sold or services rendered and points issued, with the consideration allocated to points equal to their fair value. The fair value of points is generally based on equivalent retail prices for the mix of awards expected to be redeemed. The fair value of the points issued is deferred in other liabilities and recognized as banking revenues when the points are redeemed or lapsed. Management judgement is involved in determining the redemption rate to be used in the estimate of points to be redeemed.

Dividends on shares

Dividends on common and preferred shares are recognized as a liability and deducted from equity when they are approved by the Bank’s Board. Interim dividends are deducted from equity when they are declared and no longer at the discretion of the Bank.

Segment reporting

Management’s internal view is the basis for the determination of operating segments. The operating segments are those whose operating results are regularly reviewed by the Bank’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance. The Bank has four operating segments: Canadian Banking, International Banking, Global

Wealth & Insurance, and Global Banking & Markets. The other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment. These segments offer different products and services and are managed separately based on the Bank’s management and internal reporting structure. The Bank’s management reviews internal management reports on a regular basis.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements by the Bank. The only notable accounting measurement difference is the grossing up of revenues which are tax-exempt and income from associate corporations to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of income arising from taxable and tax-exempt sources.

Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The funding value of assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.

Earnings per share (EPS)

Basic EPS is computed by dividing net income for the period attributable to the Bank’s common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period. In the calculation of diluted earnings per share, earnings are adjusted for changes in income or expenses that would result from the issuance of dilutive shares. The weighted-average number of diluted common shares outstanding for the period reflects the potential dilution that would occur if options, securities or other contracts that entitle their holders to obtain common shares had been outstanding from the beginning of the period (or a later date) to the end of the period (or an earlier date). Instruments determined to have an antidilutive impact for the period are excluded from the calculation of diluted EPS.

Earnings are adjusted by the after-tax amount of distributions related to dilutive capital instruments recognized in the period. For tandem stock appreciation rights that are carried as liabilities, the after-tax re-measurement included in salaries and employee benefits expense, net of related hedges, is adjusted to reflect the expense had these rights been equity-classified.

The number of additional shares for inclusion in diluted EPS for share-based payment options is determined using the treasury share method. Under this method, the net number of incremental common shares is determined by assuming that in-the-money stock options are exercised and the proceeds are used to purchase common shares at the average market price during the period.

The number of additional shares associated with capital instruments that potentially result in the issuance of common shares is based on the terms of the contract.

Scotiabank Annual Report  2013      131

CONSOLIDATED FINANCIAL STATEMENTS

4	Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

Effective November 1, 2013

The IASB issued a number of new or amended standards that are effective for the Bank as of November 1, 2013. The Bank has completed its assessment phase and will be able to meet the requirements of the new standards in the first quarter of 2014.

Employee Benefits

IAS 19, Employee Benefits, eliminates the use of the corridor approach (the method currently used by the Bank) and requires the value of the surplus/deficit of the defined benefit plans to be recorded on balance sheet, with actuarial gains and losses to be recognized immediately in other comprehensive income (OCI). In effect, the plan net surplus/deficit position would be reflected on the Bank’s Consolidated Statement of Financial Position. Amounts recorded in OCI would not be recycled through the Bank’s Consolidated Statement of Income. In addition, the discount rate to be used for recognizing the net interest income/expense is based on the rate at which the liabilities are discounted and not the expected rate of return on the assets. This will result in higher expense in the Consolidated Statement of Income in line with the funded status of the plan. The OCI balances will also be changing directly due to the changes in the actuarial gains and losses. The standard will be effective for the Bank as of November 1, 2013 and is applied retrospectively.

On November 1, 2012, the Bank’s net benefit liability was $1,163 million. When the amended standard is implemented retrospectively, the net benefit liability at November 1, 2012 will increase by $1,228 million to $2,391 million. In addition, there will be an increase in deferred tax assets of $318 million, and a net decrease in equity of $910 million. The decrease to equity is comprised of reductions to accumulated other comprehensive income and retained earnings after-tax of $723 million and $187 million, respectively. At October 31, 2013, the Bank’s net benefit liability was $1,000 million under the current standard but is estimated to increase to $1,549 million under the new standard.

The benefit expense under the new standard for fiscal 2013 is estimated to be $395 million compared to $301 million under the current standard (2012 new standard - $292 million compared to $238 million under the current standard).

Consolidation

The following new and amended guidance relates to consolidated financial statements:

IFRS 10, Consolidated Financial Statements; and

IFRS 12, Disclosure of Interests in Other Entities

IFRS 10 replaces the consolidation guidance in IAS 27, Separate Financial Statements. It introduces a single, principle based control model for all entities as a basis for determining which entities are consolidated and sets out the requirements for the preparation of consolidated financial statements. Under IFRS 10, control results from an investor having: (1) power over the relevant activities of the investee; (2) exposure or rights to variable returns from its involvement with the investee; and (3) the ability to use its power over the investee to affect the amount of the returns. The standard also provides additional clarity and guidance on the role of a principal or agent in determination of control. The standard is applied retrospectively allowing for certain practical exceptions and transitional relief.

On adoption of IFRS 10, the Bank expects to deconsolidate certain trusts through which the Bank issues regulatory capital instruments.

The impact as at November 1, 2012 and November 1, 2013 will be a reclassification of $777 million and $743 million, respectively, from Non-controlling interests-capital instrument equity holders to Deposits – Business and government. Other than this reclassification, the adoption of the standard will not have a material impact on the Bank’s assets or liabilities.

IFRS 12 broadens the definition of interests in other entities and requires enhanced disclosures on both consolidated entities and unconsolidated entities with which the Bank is involved. The standard also requires certain additional disclosures for unconsolidated Bank-sponsored entities. The adoption of IFRS 12 will not have a significant impact on the Bank’s consolidated financial statements.

Joint Arrangements

IFRS 11, Joint Arrangements, addresses inconsistencies in the reporting of joint arrangements by eliminating proportionate consolidation as a method to account for jointly controlled entities and improves the accounting of joint arrangements by introducing a principle-based approach that requires a party to the joint arrangement to recognize its rights and obligations from the arrangement, rather than its legal form (as is currently the case). The adoption of this standard will have no material impact on the Bank’s assets and liabilities.

Fair Value Measurement

IFRS 13, Fair Value Measurement, provides a definition of fair value, establishes a single framework for measuring fair value, and provides additional disclosure requirements for fair value used across all IFRS standards. The Bank does not expect the adoption of this standard to have a significant impact on how we determine fair value but is expected to result in additional quantitative and qualitative disclosures. Some of these additional disclosures will be required at interim reporting and some at year-end. The standard will be applied prospectively.

Disclosures – Offsetting Financial Assets and Financial Liabilities

IFRS 7, Financial Instruments: Disclosures – Offsetting Financial Assets and Liabilities, provides new disclosures requiring the Bank to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. The Bank expects the adoption of this standard will result in additional disclosures.

Effective November 1, 2014 and beyond

Levies

IFRIC 21, Levies, provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is to be applied retrospectively and is effective for the Bank November 1, 2014. While the interpretation determines the timing of the recognition, it does not change the measurement of the amount to be recognized. The Bank is currently assessing the impact of adopting this interpretation.

Investment Entities

The IASB issued amendments, effective November 1, 2014, to IFRS 10, IFRS 12, and IAS 27 which requires a parent that is an investment entity to measure its investments in subsidiaries at fair value through profit or loss, instead of consolidating subsidiaries in its consolidated financial statements. The Bank is currently assessing the impact of adopting this amendment.

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)

This amendment to IAS 39, Financial Instruments: Recognition and Measurement, adds a limited exception to IAS 39 to allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws and regulation, if

132      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

specific conditions are met. This amendment is effective for the Bank November 1, 2014. The Bank is currently assessing the impact of adopting this amendment.

Presentation

Amendment to IAS 32, Financial Instruments: Presentation, clarifies the requirements relating to offsetting financial assets and financial liabilities. This amendment is effective for the Bank November 1, 2014. The Bank is currently assessing the impact of adopting this amendment.

Disclosures for Non-financial Assets

Amendment to IAS 36, Impairment of Assets, provides new disclosure requirements relating to the measurement of the recoverable amount of impaired assets as a result of issuing IFRS 13, Fair Value Measurement. This amendment is effective for the Bank November 1, 2014. The Bank is currently assessing the impact of adopting this amendment.

Financial Instruments

IFRS 9, Financial Instruments, will replace the guidance in IAS 39, Financial Instruments: Recognition and Measurement, and will be completed and implemented in three separate phases, which includes classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting. Accounting for macro hedging will be issued as a separate standard. On November 19, 2013, IFRS 9 was formally amended to remove the January 1, 2015 effective date, in line with the decision made in the July 2013 IASB meeting. The IASB also tentatively decided at its November 2013 meeting that the mandatory effective date of IFRS 9 will be no earlier than annual periods beginning on or after January 1, 2017. The Bank continues to monitor all of these developments and continues to assess the impact.

5	Cash and deposits with financial institutions

As at October 31 ($ millions)	2013	2012(1)
Cash and non-interest-bearing deposits with financial institutions	$5,449	$6,036
Interest-bearing deposits with financial institutions	47,889	41,301
Total	$53,338	$47,337

(1)	Amounts have been restated to include the impact of the change in presentation of deposits with financial institutions and cash collateral on securities borrowed (refer to Note 2).

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amount to $4,510 million (2012 – $3,473 million).

6	Fair value of financial instruments

Determination of fair value

The following methods and assumptions were used to estimate the fair values of financial instruments (refer to Note 9(d) for fair value of derivative instruments).

The fair values of cash resources, securities purchased under resale agreements and securities borrowed, customers’ liability under acceptances, other assets, obligations related to securities sold under repurchase agreements and securities lent, acceptances, obligations related to securities sold short and other liabilities are assumed to approximate their carrying values, due to their short-term nature.

Trading loans

Trading loans include precious metals loans (primarily gold and silver), that are valued using a discounted cash flow model incorporating market-observable inputs, including precious metals spot and forward prices and interest rate curves. Other trading loans that serve as hedges to loan-based credit total return swaps are valued using consensus prices from Bank approved independent pricing services (pricing services).

Government issued or guaranteed securities

The fair values of government issued or guaranteed debt securities are primarily based on quoted prices in active markets, where available. Where quoted prices are not available, the fair value is determined by utilizing recent transaction prices, broker quotes, or pricing services.

For securities that are not actively traded, the Bank uses a discounted cash flow method, assuming the effective yield of a similar instrument adjusted for instrument-specific risk factors. Other unobservable inputs used in the discounted cash flow method include the use of credit spread data and relevant contractual features.

Corporate and other debt

Corporate and other debt securities are valued using prices from independent market data providers or third-party broker quotes.

Where prices are not available consistently, the last available data is used and corroborated with a yield-based valuation approach. In some instances, interpolated yields of similar bonds are used to price securities. The Bank uses pricing models with observable inputs from market sources such as credit spread curves, interest rate curves, and recovery rates. These inputs are corroborated through an Independent Pricing Valuation process on a monthly basis.

In some cases, prices are unavailable and cannot be corroborated with market observable inputs. For certain securities where there is no active market, no consensus market pricing and no indicative or executable independent third-party quotes, the Bank relies on pricing by third-party providers and cannot readily observe the market inputs used to price such instruments.

Mortgage backed securities

The fair value of residential mortgage-backed securities is primarily determined using third-party broker quotes and independent market data providers, where the market is more active. Where the market is inactive, an industry-standard model that includes assumptions relating to prepayment rates, default rates and loss projections based on collateral type is used.

Equity securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where equity securities are less frequently traded, the most recent exchange-quoted pricing is used to determine fair value.

Where quoted prices in active markets are not readily available, such as for private equity securities, the fair value is determined as a multiple of the underlying earnings or percentage of underlying assets obtained from third-party general partner statements. Where there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities.

Scotiabank Annual Report  2013      133

CONSOLIDATED FINANCIAL STATEMENTS

Income trusts/funds and hedge funds

The fair value of Income trusts/funds and hedge funds is based on observable quoted prices. Where quoted or active market prices are unavailable, the last available Net Asset Value, fund statements and other financial information available from third-party fund managers at the fund level are used in arriving at the fair value.

These inputs are not considered observable because we cannot redeem these funds at Net Asset Value.

Derivatives

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives or inactive exchange-traded derivatives are determined using pricing models, which take into account input factors such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments.

Derivative products valued using a valuation technique with market-observable inputs mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates and interest rate curves.

Derivative products valued using a valuation technique with significant unobservable inputs are long dated contracts (interest rate swaps, currency swaps, forward foreign exchange contracts, option contracts and certain credit default swaps) and other derivative products that reference a basket of assets, commodities or currencies. These models incorporate certain non-observable inputs such as volatility and correlation.

Loans

The estimated fair value of loans carried at amortized cost reflects changes in the general level of interest rates that have occurred since the loans were originated or purchased. The particular valuation methods used are as follows:

–	Canadian fixed rate residential mortgages are fair valued by discounting the expected future contractual cash flows, using management’s best estimate of average market interest rates currently offered for mortgages with similar remaining terms.
–	For fixed rate business and government loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term, adjusted by a credit mark of the expected losses in the portfolio.
–	For all other fixed rate loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term.
–	For all floating rate loans, potential adjustments for credit spread changes are not considered when estimating fair values. Therefore, fair value is assumed to be equal to book value.

Deposits

The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are not adjusted for credit spread changes. Therefore, fair value is assumed to equal book value for these types of deposits.

The estimated fair values of Canadian personal fixed rate deposits payable on a fixed date are fair valued by discounting the expected future contractual cash outflows, using management’s best estimate of average market interest rates currently offered for deposits with similar remaining terms.

Deposits under the Canada Mortgage Bond (CMB) program are fair valued by discounting expected future contractual cash flows using market observable inputs.

For all other fixed rate deposits, fair value is determined by discounting the expected future contractual cash flows of these deposits at interest rates estimated by using the appropriate currency swap curves for the remaining term.

Subordinated debentures

The fair values of subordinated debentures and capital instruments are determined by reference to quoted market prices. When quoted market prices are not available, fair values are estimated using current market prices for debt with similar terms and risks.

Fair value of financial instruments

The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	2013			2012(1)
As at October 31 ($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with financial institutions	$53,338	$53,338	$–	$47,337	$47,337	$–
Precious metals	8,880	8,880	–	12,387	12,387	–
Trading assets	96,489	96,489	–	87,596	87,596	–
Financial assets designated at fair value through profit or loss	106	106	–	197	197	–
Securities purchased under resale agreements and securities borrowed	82,533	82,533	–	66,189	66,189	–
Derivative financial instruments (Note 9)	24,503	24,503	–	30,338	30,338	–
Investment securities	34,303	34,303	–	33,361	33,361	–
Loans	404,645	402,150	2,495	359,091	352,487	6,604
Customers’ liability under acceptances	10,556	10,556	–	8,932	8,932	–
Other assets	8,564	8,564	–	9,730	9,730	–
Liabilities:
Deposits	518,167	516,554	(1,613)	466,035	463,590	(2,445)
Acceptances	10,556	10,556	–	8,932	8,932	–
Obligations related to securities sold short	24,977	24,977	–	18,622	18,622	–
Derivative financial instruments (Note 9)	29,255	29,255	–	35,299	35,299	–
Obligations related to securities sold under repurchase agreements and securities lent	77,508	77,508	–	56,968	56,968	–
Subordinated debentures	6,059	5,841	(218)	10,482	10,143	(339)
Capital instruments	797	650	(147)	1,560	1,358	(202)
Other liabilities	26,072	26,072	–	26,317	26,317	–

(1)	Prior period amounts have been restated to reflect the current period presentation (refer to Note 2).

134      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Changes in interest rates and credit spreads are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to book value. For the Bank’s financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For investment securities, derivatives and financial instruments held for trading purposes or designated as fair value through profit and loss, the carrying value is adjusted regularly to reflect the fair value.

Fair value hierarchy

The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

Financial instruments measured using a valuation technique with significant unobservable inputs comprise certain illiquid government bonds, highly-structured corporate bonds, illiquid investments in funds, private equity securities, income trusts, hedge funds and complex derivatives.

The following table outlines the fair value hierarchy of instruments carried at fair value.

As at October 31, 2013 ($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$11,225	$–	$11,225
Government issued or guaranteed securities – Canada and the U.S.	23,826	–	–	23,826
Government issued or guaranteed securities – Other	6,183	7,789	–	13,972
Corporate and other debt	219	10,878	31	11,128
Income trusts/funds and hedge funds	163	4,093	1,248	5,504
Equity securities	29,468	214	84	29,766
	$59,859	$34,199	$1,363	$95,421
Financial assets designated at fair value through profit or loss	$–	$69	$37	$106

Investment securities(1)
Government issued or guaranteed securities – Canada and the U.S.	$9,496	$418	$–	$9,914
Government issued or guaranteed securities – Other	5,506	7,695	402	13,603
Corporate and other debt	1,211	5,083	471	6,765
Mortgage backed securities	–	116	12	128
Equity securities	2,391	217	1,113	3,721
	$18,604	$13,529	$1,998	$34,131
Derivative financial instruments
Interest rate contracts	$–	$11,893	$88	$11,981
Foreign exchange and gold contracts	2	8,846	37	8,885
Equity contracts	242	785	302	1,329
Credit contracts	–	953	13	966
Other	461	874	7	1,342
	$705	$23,351	$447	$24,503
Liabilities:
Derivative financial instruments
Interest rate contracts	$–	$11,772	$15	$11,787
Foreign exchange and gold contracts	1	7,505	–	7,506
Equity contracts	464	2,503	745	3,712
Credit contracts	–	5,039	11	5,050
Other	371	828	1	1,200
	$836	$27,647	$772	$29,255
Obligations related to securities sold short	$22,441	$2,536	$–	$24,977
Financial liabilities designated at fair value through profit or loss	$–	$174	$–	$174

(1)	Excludes investments which are held-to-maturity of $172.

Scotiabank Annual Report  2013      135

CONSOLIDATED FINANCIAL STATEMENTS

As at October 31, 2012 ($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$12,857	$–	$12,857
Government issued or guaranteed securities – Canada and the U.S.	23,364	–	–	23,364
Government issued or guaranteed securities – Other	4,974	6,257	–	11,231
Corporate and other debt	110	9,482	37	9,629
Income trusts/funds and hedge funds	167	4,348	1,281	5,796
Equity securities	24,477	87	55	24,619
	$53,092	$33,031	$1,373	$87,496
Financial assets designated at fair value through profit or loss	$–	$165	$32	$197

Investment securities(1)
Government issued or guaranteed securities – Canada and the U.S.	$11,312	$561	$–	$11,873
Government issued or guaranteed securities – Other	2,958	8,117	270	11,345
Corporate and other debt	886	5,305	481	6,672
Mortgage backed securities	–	126	–	126
Equity securities	1,938	146	1,071	3,155
	$17,094	$14,255	$1,822	$33,171

Derivative financial instruments
Interest rate contracts	$–	$17,889	$5	$17,894
Foreign exchange and gold contracts	38	8,824	98	8,960
Equity contracts	535	156	216	907
Credit contracts	–	972	45	1,017
Other	545	997	7	1,549
	$1,118	$28,838	$371	$30,327

Liabilities:
Derivative financial instruments
Interest rate contracts	$–	$17,377	$9	$17,386
Foreign exchange and gold contracts	43	8,178	–	8,221
Equity contracts	1,441	640	613	2,694
Credit contracts	–	5,187	164	5,351
Other	476	1,171	–	1,647
	$1,960	$32,553	$786	$35,299
Obligations related to securities sold short	$14,778	$3,844	$–	$18,622
Financial liabilities designated at fair value through profit or loss	$–	$157	$–	$157

(1)	Excludes investments which are held-to-maturity of $190.

Level 3 instrument fair value changes

The following tables summarize changes in Level 3 instruments:

For the year ended October 31, 2013 ($ millions)	Trading assets(1)	Derivative financial instruments(2)	Investment securities
Balance as at October 31, 2012	$1,405	$(415)	$1,822
Gains (losses) recorded in net income(3)	198	(34)	88
Gains (losses) recorded in other comprehensive income	–	1	59
Purchases	74	4	781
Sales and maturities	(275)	85	(723)
Transfers into/out of Level 3	(2)	34	(29)
Balance as at October 31, 2013	$1,400	$(325)	$1,998

(1)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(2)	Represents a net liability.
(3)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

136      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended October 31, 2012 ($ millions)	Trading assets(1)	Derivative financial instruments(2)		Investment securities
Balance as at October 31, 2011	$1,537	$(49	6)	$2,324
Gains (losses) recorded in net income(3)	96	33	6	149
Gains (losses) recorded in other comprehensive income	–		–	(18)
Purchases	277	(25	0)	372
Sales and maturities	(258)	3	8	(1,021)
Transfers into/out of Level 3	(247)	(4	3)	16
Balance as at October 31, 2012	$1,405	$(41	5)	$1,822

(1)	Changes in Level 3 trading securities are net of changes in Level 3 obligations related to securities sold short.
(2)	Represents a net liability.
(3)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

Level 3 sensitivity analysis

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments. The composition of Level 3 instruments in available-for-sale (AFS), trading and derivatives categories for which sensitivity analyses are performed is provided below.

Included in the Bank’s Level 3 available-for-sale securities are non-quoted equity investments ($1,113 million), illiquid debt instruments comprised of government issued debt held for regulatory purposes ($402 million) and structured credit investments consisting of collateralized debt obligations ($483 million). Non-quoted equity instruments include private equities and hedge funds of $968 million. The valuation of private equity and hedge fund investments utilize net asset values as reported by fund managers. Since the valuations of non-quoted equity instruments do not involve valuation models, a sensitivity analysis of reasonably possible alternative assumptions has therefore not been performed on these securities.

The unobservable inputs used in the valuation of remaining AFS securities primarily include the correlation of default, certain bond yields, the timing and amount of cash flows, liquidity-adjusted prices, discount rates and loss assumptions. A sensitivity analysis has been performed to determine the potential gain or loss by varying the significant inputs by different percentages ranging 0.3% and 5.0% for these AFS securities. The impact of applying these other reasonably possible inputs is a potential gain of $3 million and a potential loss of $3 million. This potential gain/loss would be recorded through other comprehensive income.

Included in the Bank’s Level 3 trading securities and derivative instruments are equity investments that are not quoted in an active market ($1,332 million), other debt ($31 million) and credit derivatives, including certain cross-currency interest rate swaptions and over-the-counter equity option liabilities ($325 million). Equity investments not quoted in an active market include those investments that are hedged with total return swaps ($1,285 million). A sensitivity analysis of reasonably possible alternative assumptions has not been performed on this hedged portfolio as all changes in value are passed on to the total return swap counterparty.

For the remaining trading securities ($31 million) and derivative liabilities ($325 million) the unobservable inputs used in the valuation of trading securities and derivative instruments primarily include price volatility, par spread and option implied volatilities. A sensitivity analysis has been performed on these valuations by varying the significant inputs by different percentages ranging from 1% to 10%. For the Bank’s trading securities, derivative instruments and obligations related to securities sold short, the impact of applying these other reasonably possible assumptions is a potential net gain of $16 million and a potential net loss of $16 million.

Significant transfers

Significant transfers can occur between the fair value hierarchy levels due to additional or new information regarding valuation inputs and their observability. The following significant transfers were made among Levels 1, 2 and 3 for the year ended October 31, 2013:

Derivatives of $34 million were transferred from level 2 to level 3 during the year as new information obtained considered the inputs to be unobservable.

Investment securities of $31 million were transferred from level 2 to level 3 during the year as a result of market data becoming unobservable, while $60 million was transferred from level 3 to level 1 as a result of securities becoming quoted in an active market.

The following significant transfers were made among Levels 1, 2 and 3 for the year ended October 31, 2012:

During the year trading securities of $247 million were transferred from level 3. Securities of $116 million were transferred to level 2 due to new information obtained through a consensus pricing service, considered to be an observable input. Securities of $131 million were transferred to level 1 as new information obtained considered the inputs to be observable.

Derivative liabilities of $43 million and investment securities of $16 million were transferred from level 2 to level 3 during the year as a result of market data becoming unobservable.

Day 1 profit

For those products, which use valuation techniques for which not all the inputs are market observable, initial profit (Day 1 profit) is not recognized. When the inputs become observable over the life of the instruments or when the instruments are disposed of (derecognized), the profit is recognized in income.

For the year ended October 31 ($ millions)	2013	2012
Balance as at beginning of year	$8	$13
Deferral of profit or loss on new transactions	–	1
Recognized in the income statement during the period	(5)	(5)
Instruments disposed	–	(1)
Balance as at end of year	$3	$8

Scotiabank Annual Report  2013      137

CONSOLIDATED FINANCIAL STATEMENTS

7	Trading assets

(a)	Trading securities

An analysis of the carrying value of trading securities is as follows:

As at October 31 ($ millions)	Remaining term to maturity						2013	2012
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value	Carrying value
Trading securities:
Canadian federal government debt	$2,117	$929	$5,107	$1,201	$2,233	$–	$11,587	$13,535
Canadian provincial and municipal debt	882	1,175	1,787	1,122	1,731	–	6,697	4,633
U.S. treasury and other U.S. agencies’ debt	299	1,220	7,337	1,475	1,908	–	12,239	10,168
Other foreign governments’ debt	1,587	946	1,842	1,553	1,347	–	7,275	6,261
Common shares	–	–	–	–	–	35,270	35,270	30,417
Other	1,033	1,398	6,883	1,295	519	–	11,128	9,625
Total	$5,918	$5,668	$22,956	$6,646	$7,738	$35,270	$84,196	$74,639
Total by currency (in Canadian equivalent):
Canadian dollar	$3,798	$2,673	$10,606	$3,120	$4,257	$29,135	$53,589	$48,650
U.S. dollar	637	1,942	10,016	1,978	2,134	2,905	19,612	16,554
Mexican peso	877	591	639	109	11	464	2,691	1,726
Other currencies	606	462	1,695	1,439	1,336	2,766	8,304	7,709
Total trading securities	$5,918	$5,668	$22,956	$6,646	$7,738	$35,270	$84,196	$74,639

(b)	Trading loans

The following table provides the geographic breakdown of the trading loans:

As at October 31 ($ millions)	2013	2012
Trading loans(1)(2)
U.S.(3)	$5,941	$5,984
Europe(4)	2,485	3,108
Asia Pacific(4)	1,854	2,610
Canada(4)	97	134
Other(4)	848	1,021
Total	$11,225	$12,857

(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans denominated in U.S. dollars.
(3)	Includes trading loans that serve as a hedge to loan-based credit total return swaps of $3,220 (2012 – $2,315), while the remaining relates to short-term precious metals trading and lending activities.
(4)	These loans are primarily related to short-term precious metals trading and lending activities.

8	Financial assets designated at fair value through profit or loss

The Bank has elected to designate certain portfolios of assets and liabilities at fair value through profit or loss, which are carried at fair value with changes in fair values recorded in the Consolidated Statement of Income.

These portfolios include:

–	certain debt investments, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives.
–	certain deposit note liabilities containing extension features, in order to significantly reduce an accounting mismatch between fair value changes in these liabilities and fair value changes in related derivatives.

The following table presents the fair value of financial assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value(1)
	As at		For the year ended
October 31 ($ millions)	2013	2012	2013	2012
Investment securities – debt	$106	$197	$6	$–
Deposit note liabilities(2)	174	157	10	(6)

(1)	These gain and/or loss amounts are recorded in other operating income – other.
(2)	As at October 31, 2013, the Bank was contractually obligated to pay $176 to the holders of the note at maturity (2012 – $149).

An analysis of the carrying value of financial instruments designated at fair value through profit or loss is as follows:

	Remaining term to maturity					2013	2012
As at October 31 ($ millions)	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	No specific maturity	Carrying value	Carrying value
Investment securities
Debt	$–	$–	$69	$–	$–	$69	$165
Other	–	–	–	–	37	37	32
Total	$–	$–	$69	$–	$37	$106	$197

138      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

9	Derivative financial instruments

(a)	Notional amounts

The following table provides the aggregate notional amounts of derivative financial instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Credit derivatives within Other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Other derivative contracts – other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	2013			2012
As at October 31 ($ millions)	Trading	Hedging	Total	Trading	Hedging	Total
Interest rate contracts
Exchange-traded:
Futures	$146,741	$–	$146,741	$134,252	$–	$134,252
Options purchased	2,935	–	2,935	25,134	–	25,134
Options written	2,494	–	2,494	27,938	–	27,938
	152,170	–	152,170	187,324	–	187,324
Over-the-counter:
Forward rate agreements	72,392	–	72,392	196,647	–	196,647
Swaps	680,053	59,145	739,198	899,010	68,257	967,267
Options purchased	57,192	–	57,192	7,626	–	7,626
Options written	52,916	–	52,916	7,565	–	7,565
	862,553	59,145	921,698	1,110,848	68,257	1,179,105
Over-the-counter (settled through central counterparties):
Forward rate agreements	160,749	–	160,749	21,430	–	21,430
Swaps	1,326,419	20,065	1,346,484	693,351	–	693,351
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	1,487,168	20,065	1,507,233	714,781	–	714,781
Total	$2,501,891	$79,210	$2,581,101	$2,012,953	$68,257	$2,081,210
Foreign exchange and gold contracts
Exchange-traded:
Futures	$6,688	$–	$6,688	$15,260	$–	$15,260
Options purchased	23	–	23	589	–	589
Options written	–	–	–	789	–	789
	6,711	–	6,711	16,638	–	16,638
Over-the-counter:
Spot and forwards	272,633	14,337	286,970	281,915	18,256	300,171
Swaps	185,757	20,541	206,298	172,111	12,885	184,996
Options purchased	2,461	–	2,461	2,676	–	2,676
Options written	2,050	–	2,050	2,212	–	2,212
	462,901	34,878	497,779	458,914	31,141	490,055
Over-the-counter (settled through central counterparties):
Spot and forwards	–	–	–	22	–	22
Swaps	–	–	–	–	–	–
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	–	–	–	22	–	22
Total	$469,612	$34,878	$504,490	$475,574	$31,141	$506,715
Other derivative contracts
Exchange-traded:
Equity: over-the-counter	$2,012	$–	$2,012	$–	$–	$–
Credit: over-the-counter	–	–	–	–	–	–
Other(1)	51,529	–	51,529	37,185	–	37,185
	53,541	–	53,541	37,185	–	37,185
Over-the-counter:
Equity: over-the-counter	40,776	–	40,776	44,036	–	44,036
Credit: over-the-counter	70,383	–	70,383	68,383	–	68,383
Other(1)	37,397	–	37,397	28,400	–	28,400
	148,556	–	148,556	140,819	–	140,819
Over-the-counter (settled through central counterparties):
Equity: over-the-counter	3	–	3	1	–	1
Credit: over-the-counter	7,114	–	7,114	1	–	1
Other(1)	3	–	3	134	–	134
	7,120	–	7,120	136	–	136
Total	$209,217	$–	$209,217	$178,140	$–	$178,140
Total notional amounts outstanding	$3,180,720	$114,088	$3,294,808	$2,666,667	$99,398	$2,766,065

(1)	Comprised of precious metals and other commodities.

Scotiabank Annual Report  2013      139

CONSOLIDATED FINANCIAL STATEMENTS

(b)	Remaining term to maturity

The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative financial instruments by type:

As at October 31, 2013 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$70,954	$75,658	$129	$146,741
Forward rate agreements	177,554	55,587	–	233,141
Swaps	637,811	1,020,130	427,741	2,085,682
Options purchased	51,010	8,298	819	60,127
Options written	45,329	8,344	1,737	55,410
	982,658	1,168,017	430,426	2,581,101
Foreign exchange and gold contracts
Futures	2,057	4,631	–	6,688
Spot and forwards	274,546	11,595	829	286,970
Swaps	34,362	114,192	57,744	206,298
Options purchased	2,115	369	–	2,484
Options written	1,824	226	–	2,050
	314,904	131,013	58,573	504,490
Other derivative contracts
Equity	34,467	7,631	693	42,791
Credit	44,777	30,832	1,888	77,497
Other	44,316	43,996	617	88,929
	123,560	82,459	3,198	209,217
Total	$1,421,122	$1,381,489	$492,197	$3,294,808

As at October 31, 2012 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$79,807	$54,445	$–	$134,252
Forward rate agreements	180,220	37,857	–	218,077
Swaps	539,768	801,444	319,406	1,660,618
Options purchased	28,495	3,504	761	32,760
Options written	29,250	5,139	1,114	35,503
	857,540	902,389	321,281	2,081,210
Foreign exchange and gold contracts
Futures	10,497	4,763	–	15,260
Spot and forwards	268,892	30,419	882	300,193
Swaps	29,246	103,449	52,301	184,996
Options purchased	2,181	1,084	–	3,265
Options written	2,080	921	–	3,001
	312,896	140,636	53,183	506,715
Other derivative contracts
Equity	32,626	11,199	212	44,037
Credit	16,351	49,224	2,809	68,384
Other	36,562	28,097	1,060	65,719
	85,539	88,520	4,081	178,140
Total	$1,255,975	$1,131,545	$378,545	$2,766,065

(c)	Credit risk

As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument.

Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.

Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.

The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank’s derivative transactions as at October 31, 2013. To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure. The

140      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Bank applies limits to each counterparty, measures exposure as the current positive fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization.

The Bank obtains the benefit of netting by entering into master netting arrangements with counterparties (typically industry standard ISDA agreements), which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. In this manner, the credit risk associated with favourable contracts is eliminated by the master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.

Collateralization is typically documented by way of an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one way (only one party will ever post collateral) or bi-lateral (either party may post collateral depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 70 of the 2013 Annual Report).

Derivative instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquire exposure to bond or loan assets, while credit protection is bought to manage or mitigate credit exposures.

The following table summarizes the credit exposure of the Bank’s derivative financial instruments. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts taking into account master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.

The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Requirements (CAR) Guideline of the Superintendent. The risk-weighted balance is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Other derivative contracts – other includes precious metals other than gold, and other commodities, including energy and base metal derivatives.

	2013				2012(1)
As at October 31 ($ millions)	Notional amount	Credit risk amount (CRA)(2)	Credit equivalent amount (CEA)(2)	Risk Weighted Assets(2)	Notional amount	Credit risk amount (CRA)(2)	Credit equivalent amount (CEA)(2)	Risk Weighted Assets(2)
Interest rate contracts
Futures	$146,741	$–	$–	$–	$134,252	$–	$–	$–
Forward rate agreements	233,141	7	883	29	218,077	–	144	25
Swaps	2,085,682	1,764	8,639	1,744	1,660,618	2,732	4,993	1,633
Options purchased	60,127	13	54	16	32,760	3	23	9
Options written	55,410	–	–	–	35,503	–	–	–
	2,581,101	1,784	9,576	1,789	2,081,210	2,735	5,160	1,667
Foreign exchange and gold contracts
Futures	6,688	–	–	–	15,260	–	–	–
Spot and forwards	286,970	1,338	3,946	1,067	300,193	956	3,812	819
Swaps	206,298	916	4,171	1,181	184,996	1,421	4,268	1,077
Options purchased	2,484	16	47	13	3,265	26	60	15
Options written	2,050	–	–	–	3,001	–	–	–
	504,490	2,270	8,164	2,261	506,715	2,403	8,140	1,911
Other derivative contracts
Equity	42,791	460	4,017	1,775	44,037	445	1,750	515
Credit	77,497	539	3,273	587	68,384	360	2,171	432
Other	88,929	830	7,409	1,434	65,719	1,072	2,422	1,109
	209,217	1,829	14,699	3,796	178,140	1,877	6,343	2,056
Total derivatives	$3,294,808	$5,883	$32,439	$7,846	$2,766,065	$7,015	$19,643	$5,634
Amount settled through central counterparties (3)
Exchange-traded	212,422	–	5,668	113
Over-the-counter	1,514,353	–	4,637	93
	$1,726,775	$–	$10,305	$206

(1)	Effective 2013, CEA and RWA are determined in accordance with Basel III rules. Comparative amounts for the prior period were determined in accordance with Basel II rules and have not been restated.
(2)	The amounts presented are net of collateral and master netting agreements at the product level. The total amounts relating to netting and collateral were $18,620 (2012 – $23,323) for CRA, and $31,907 (2012 – $32,656) for CEA.
(3)	Amounts are included under total derivatives above. Amounts include exposures settled directly through central counterparties and exposures settled through clearing members of central counterparties.

(d)	Fair value

The fair value of exchange-traded derivatives is based on quoted market prices. Fair values of over-the-counter (OTC) derivatives or inactive exchange-traded derivatives are determined using pricing models, which take into account input factors such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments.

Scotiabank Annual Report  2013      141

CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives designated in hedging relationships.

As at October 31 ($ millions)	2013		2013		2012
	Average fair value(1)		Year-end fair value		Year-end fair value
	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable
Trading
Interest rate contracts
Forward rate agreements	$35	$30	$36	$25	$66	$50
Swaps	13,629	13,450	11,116	10,901	16,561	16,625
Options	77	112	72	110	85	125
	13,741	13,592	11,224	11,036	16,712	16,800
Foreign exchange and gold contracts
Forwards	4,431	3,870	3,930	3,618	3,432	3,056
Swaps	4,773	4,037	4,247	3,488	4,919	4,691
Options	80	51	79	41	77	83
	9,284	7,958	8,256	7,147	8,428	7,830
Other derivative contracts
Equity	1,215	2,659	1,323	3,713	981	2,715
Credit	1,086	5,349	969	5,154	1,042	5,351
Other	1,548	1,380	1,375	1,200	1,390	1,626
	3,849	9,388	3,667	10,067	3,413	9,692
Trading derivatives’ market valuation	$26,874	$30,938	$23,147	$28,250	$28,553	$34,322
Hedging
Interest rate contracts
Swaps			$701	$528	$1,191	$555
Foreign exchange and gold contracts
Forwards			153	165	177	180
Swaps			502	312	417	242
			655	477	594	422
Hedging derivatives’ market valuation			$1,356	$1,005	$1,785	$977
Total derivative financial instruments as per Statement of Financial Position			$24,503	$29,255	$30,338	$35,299

Less: impact of master netting and collateral(2)			18,620	18,620	23,323	23,323
Net derivative financial instruments(2)			$5,883	$10,635	$7,015	$11,976

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2012 was: favourable $33,737 and unfavourable $38,290. Average fair value amounts are based on the latest 13 month-end balances.
(2)	Master netting agreement amounts are based on the capital adequacy criteria of the Basel Committee on Banking Supervision (BCBS) and OSFI. These criteria allow netting where there are legally enforceable contracts which enable net settlement in the event of a default, bankruptcy, liquidation or similar circumstances.

(e)	Hedging activities

The Bank’s hedging activities that qualify for hedge accounting consist of fair value hedges, cash flow hedges, and net investment hedges.

Ineffectiveness of hedge relationships

Due to the ineffective portion of designated hedges, the Bank recorded the following amounts in other operating income – other:

For the year ended October 31 ($ millions)	2013	2012
Fair value hedges
Gain (loss) recorded on hedged items	$441	$(318)
Gain (loss) recorded on hedging instruments	(445)	317
Ineffectiveness	$(4)	$(1)
Cash flow hedges
Ineffectiveness	$9	$7
Net investment hedges
Ineffectiveness	–	–

Hedging instruments

Market valuation is disclosed by the type of relationship:

	2013		2012
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable
Derivatives designated in fair value hedging relationships(1)	$687	$570	$1,413	$48	6
Derivatives designated in cash flow hedging relationships	532	274	221	36	7
Derivatives designated in net investment hedging relationships(1)	137	161	151	12	4
Total derivatives designated in hedging relationships	$1,356	$1,005	$1,785	$97	7

(1)	As at October 31, 2013, the fair value of non-derivative instruments designated as net investment hedges and fair value hedges was $6,009 (2012 – $5,573). These non-derivative hedging instruments are presented as deposits – financial institutions on the Consolidated Statement of Financial Position.

142      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Cash flow hedges

The period when cash flows of designated hedged items are expected to occur and impact the Consolidated Statement of Income are as follows:

As at October 31, 2013 ($ millions)	Within one year		Within one to five years	More than five years
Cash inflows from assets	$2,347		$1,326	$77
Cash outflows from liabilities	(3,230)		(9,649)	(77)
Net cash flows	$(883)		$(8,323)	$–

As at October 31, 2012 ($ millions)	Within one year		Within one to five years	More than five years
Cash inflows from assets	$2,07	1	$410	$–
Cash outflows from liabilities	(1,36	5)	(3,791)	(92)
Net cash flows	$70	6	$(3,381)	$(92)

Income related to interest cash flows is recognized using the effective interest method over the life of the underlying instrument. Foreign currency gains and losses related to future cash flows of on-balance sheet monetary items are recognized as incurred. Forecasted revenue is recognized over the period to which it relates.

10	Investment securities

Investment securities includes held-to-maturity securities and available-for-sale securities.

(a)	An analysis of the carrying value of investment securities is as follows:

	Remaining term to maturity
As at October 31, 2013 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Available-for-sale
Canadian federal government debt	$607	$1,126	$4,117	$1,268	$1	$–	$7,119
Yield(1) %	0.9	2.8	1.8	2.5	2.6	–	2.0
Canadian provincial and municipal debt	71	112	2,794	279	7	–	3,263
Yield(1) %	0.3	3.0	1.4	1.6	3.2	–	1.5
U.S. treasury and other U.S. agencies’ debt	166	592	2,077	–	7	–	2,842
Yield(1) %	–	0.1	0.4	–	0.3	–	0.4
Other foreign governments’ debt	2,771	3,348	2,844	722	459	–	10,144
Yield(1) %	2.1	2.2	4.3	7.5	7.1	–	3.3
Bonds of designated emerging markets	5	51	10	–	83	–	149
Yield(1) %	9.1	6.5	9.3	–	10.2	–	8.5
Other debt	861	1,158	4,339	104	431	–	6,893
Yield(1) %	4.2	2.9	2.1	3.8	2.6	–	2.5
Preferred shares	–	–	–	–	–	384	384
Common shares	–	–	–	–	–	3,337	3,337
Total available-for-sale securities	4,481	6,387	16,181	2,373	988	3,721	34,131
Held-to-maturity
Other foreign governments’ debt	–	9	143	14	6	–	172
Total investment securities	$4,481	$6,396	$16,324	$2,387	$994	$3,721	$34,303
Total by currency (in Canadian equivalent):
Canadian dollar	$622	$1,257	$5,824	$1,176	$26	$1,513	$10,418
U.S. dollar	594	1,232	5,587	312	530	1,629	9,884
Mexican peso	657	12	1,821	0	0	45	2,535
Other currencies	2,608	3,895	3,092	899	438	534	11,466
Total investment securities	$4,481	$6,396	$16,324	$2,387	$994	$3,721	$34,303
(1)	Represents the weighted-average yield of fixed income securities.

Scotiabank Annual Report  2013      143

CONSOLIDATED FINANCIAL STATEMENTS

	Remaining term to maturity
As at October 31, 2012 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Available-for-sale
Canadian federal government debt	$7	$153	$5,846	$720	$6	$–	$6,732
Yield(1) %	1.0	2.7	2.0	2.5	2.4	–	2.0
Canadian provincial and municipal debt	70	140	3,074	7	8	–	3,299
Yield(1) %	2.6	2.2	1.7	2.9	3.2	–	1.7
U.S. treasury and other U.S. agencies’ debt	345	377	3,197	–	8	–	3,927
Yield(1) %	0.1	1.4	0.4	–	0.3	–	0.5
Other foreign governments’ debt	2,315	2,201	3,417	837	249	–	9,019
Yield(1) %	1.9	4.5	5.2	7.6	9.0	–	4.4
Bonds of designated emerging markets	–	–	54	9	134	–	197
Yield(1) %	–	–	6.5	13.9	11.6	–	9.7
Other debt	966	1,536	3,484	124	731	–	6,841
Yield(1) %	4.1	3.3	2.2	6.2	3.2	–	2.9
Preferred shares	–	–	–	–	–	415	415
Common shares	–	–	–	–	–	2,741	2,741
Total available-for-sale securities	3,703	4,407	19,072	1,697	1,136	3,156	33,171
Held-to-maturity
Other foreign governments’ debt	–	76	99	7	8	–	190
Total investment securities	$3,703	$4,483	$19,171	$1,704	$1,144	$3,156	$33,361
Total by currency (in Canadian equivalent):
Canadian dollar	$90	$289	$8,188	$546	$21	$1,679	$10,813
U.S. dollar	662	864	6,325	289	629	1,184	9,953
Mexican peso	142	42	1,325	4	298	37	1,848
Other currencies	2,809	3,288	3,333	865	196	256	10,747
Total investment securities	$3,703	$4,483	$19,171	$1,704	$1,144	$3,156	$33,361
(1)	Represents the weighted-average yield of fixed income securities.

(b)	An analysis of unrealized gains and losses on available-for-sale securities is as follows:

As at October 31, 2013 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$7,036	$84	$1	$7,119
Canadian provincial and municipal debt	3,240	27	4	3,263
U.S. treasury and other U.S. agencies’ debt	2,845	4	7	2,842
Other foreign governments’ debt	10,068	96	20	10,144
Bonds of designated emerging markets	116	34	1	149
Other debt	6,649	276	32	6,893
Preferred shares	413	15	44	384
Common shares	2,627	761	51	3,337
Total available-for-sale securities	$32,994	$1,297	$160	$34,131

As at October 31, 2012 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$6,606	$127	$1	$6,732
Canadian provincial and municipal debt	3,260	39	–	3,299
U.S. treasury and other U.S. agencies’ debt	3,929	3	5	3,927
Other foreign governments’ debt	8,850	194	25	9,019
Bonds of designated emerging markets	124	73	–	197
Other debt	6,607	307	73	6,841
Preferred shares	442	18	45	415
Common shares	2,260	551	70	2,741
Total available-for-sale securities	$32,078	$1,312	$219	$33,171

The net unrealized gain on available-for-sale securities of $1,137 million (2012 – gain of $1,093 million) decreases to a net unrealized gain of $980 million (2012 – gain of $891 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

144      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

(c)	An analysis of available-for-sale securities with continuous unrealized losses:

	Less than twelve months			Twelve months or greater			Total
As at October 31, 2013 ($ millions)	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses
Canadian federal government debt	$712	$711	$1	$–	$–	$–	$712	$711	$1
Canadian provincial and municipal debt	500	496	4	–	–	–	500	496	4
U.S. treasury and other U.S. agencies’ debt	458	454	4	50	47	3	508	501	7
Other foreign governments’ debt	3,832	3,814	18	134	132	2	3,966	3,946	20
Bonds of designated emerging markets	16	15	1	–	–	–	16	15	1
Other debt	1,394	1,383	11	547	526	21	1,941	1,909	32
Preferred shares	6	6	–	390	346	44	396	352	44
Common shares	513	476	37	72	58	14	585	534	51
Total available-for-sale securities	$7,431	$7,355	$76	$1,193	$1,109	$84	$8,624	$8,464	$160

	Less than twelve months			Twelve months or greater			Total
As at October 31, 2012 ($ millions)	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses
Canadian federal government debt	$54	$53	$1	$–	$–	$–	$54	$53	$1
Canadian provincial and municipal debt	29	29	–	–	–	–	29	29	–
U.S. treasury and other U.S. agencies’ debt	2,207	2,205	2	48	45	3	2,255	2,250	5
Other foreign governments’ debt	2,166	2,156	10	91	76	15	2,257	2,232	25
Bond of designated emerging markets	–	–	–	–	–	–	–	–	–
Other debt	856	845	11	808	746	62	1,664	1,591	73
Preferred shares	8	7	1	403	359	44	411	366	45
Common shares	656	602	54	168	152	16	824	754	70
Total available-for-sale securities	$5,976	$5,897	$79	$1,518	$1,378	$140	$7,494	$7,275	$219

As at October 31, 2013, the cost of 630 (2012 – 689) available-for-sale securities exceeded their fair value by $160 million (2012 – $219 million). This unrealized loss is recorded in accumulated other comprehensive income as part of unrealized gains (losses) on available-for-sale securities. Of the 630 (2012 – 689) investment securities, 148 (2012 – 203) have been in an unrealized loss position continuously for more than a year, amounting to an unrealized loss of $84 million (2012 – $140 million). The decrease in the unrealized loss on debt instruments is mainly due to improvements in credit spreads. For equity instruments, improvements in capital markets decreased the unrealized loss.

Investment securities are considered to be impaired only if objective evidence indicates one or more loss events have occurred and have affected the estimated future cash flows after considering available collateral.

Collateral is not generally obtained directly from the issuers of debt securities. However, certain debt securities may be collateralized by specifically identified assets that would be obtainable in the event of default.

Investment securities are evaluated for impairment at the end of each reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

(d)	Net gain on sale of investment securities

An analysis of net gain on sale of investment securities is as follows:

For the year ended October 31 ($ millions)	2013	2012
Net realized gains or losses	$433	$281
Impairment losses(1)	58	96
Net gain on sale of investment securities	$375	$185

(1)	Impairment losses are comprised of $28 from equity securities (2012 – $74) and $30 from other debt securities (2012 – $22).

Scotiabank Annual Report  2013      145

CONSOLIDATED FINANCIAL STATEMENTS

11	Loans

(a)	Loans and acceptances outstanding by geography(1)

As at October 31 ($ millions)	2013	2012(2)
Canada:
Residential mortgages	$188,937	$157,024
Personal and credit cards	58,848	53,503
Business and government	33,584	32,158
	281,369	242,685
United States:
Personal and credit cards	1,374	1,207
Business and government	18,585	19,405
	19,959	20,612
Mexico:
Residential mortgages	4,369	3,771
Personal and credit cards	2,997	1,893
Business and government	5,508	5,047
	12,874	10,711
Chile:
Residential mortgages	4,163	3,661
Personal and credit cards	2,270	1,923
Business and government	6,633	6,975
	13,066	12,559
Peru:
Residential mortgages	1,518	1,195
Personal and credit cards	3,223	3,451
Business and government	6,634	5,508
	11,375	10,154
Other International:
Residential mortgages	10,878	9,979
Personal and credit cards	7,296	6,300
Business and government	48,606	42,456
	66,780	58,735
Total loans	405,423	355,456
Acceptances(3)	10,556	8,932
Total loans and acceptances(4)	415,979	364,388
Allowance for credit losses	(3,273)	(2,969)
Total loans and acceptances net of allowances for loan losses	$412,706	$361,419

(1)	Geographic segmentation is based on the location of the property for residential mortgages; otherwise, the residence of the borrower.
(2)	Certain amounts have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (refer to Note 2).
(3)	1% of borrowers reside outside Canada.
(4)	Loans and acceptances denominated in U.S. dollars were $76,348 (2012 – $70,733), in Mexican pesos $10,626 (2012 – $8,165), Chilean pesos $9,702 (2012 – $8,950), and in other foreign currencies $31,807 (2012 – $29,570).

146      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

(b)	Loans and acceptances by type of borrower

	2013		2012(1)
As at October 31 ($ millions)	Balance	% of total	Balance	% of total
Residential mortgages	$209,865	50.5%	$175,630	48.2%
Personal loans & credit cards	76,008	18.3	68,277	18.7
Personal	$285,873	68.8%	$243,907	66.9%
Financial services
Non-Bank	11,601	2.8	12,997	3.6
Bank(2)	12,063	2.9	7,809	2.1
Wholesale and retail	14,117	3.4	13,443	3.7
Real estate and construction	14,210	3.4	12,234	3.4
Oil and gas	10,353	2.5	9,777	2.7
Transportation	7,786	1.9	8,069	2.2
Automotive	7,346	1.8	6,595	1.8
Agriculture	6,113	1.5	5,745	1.6
Hotels and leisure	3,440	0.8	3,550	1.0
Mining and primary metals	4,723	1.1	3,187	0.9
Utilities	4,438	1.0	5,288	1.4
Health care	3,641	0.9	3,498	1.0
Technology and media	5,266	1.3	5,189	1.4
Chemical	1,286	0.3	1,169	0.3
Food and beverage	3,133	0.7	2,527	0.7
Forest products	1,448	0.3	1,323	0.3
Other(3)	14,897	3.6	13,828	3.8
Sovereign(4)	4,245	1.0	4,253	1.2
Business and government	$130,106	31.2%	$120,481	33.1%
	$415,979	100.0%	$364,388	100.0%
Total allowance for loan losses	(3,273)		(2,969)
Total loans and acceptances net of allowance for loan losses	$412,706		$361,419

(1)	Certain amounts have been restated to reflect current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (refer to Note 2).
(2)	Deposit taking institutions and securities firms.
(3)	Other relates to $5,740 in financing products, $851 in services and $965 in wealth management.
(4)	Includes central banks, regional and local governments, supra-national agencies.

(c)	Loan maturities

As at October 31, 2013	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate(1)	Non-rate sensitive	Total
Residential mortgages	$36,818	$154,940	$9,700	$6,961	$1,446	$209,865	$45,008	$163,006	$1,851	$209,865
Personal and credit cards	11,894	19,781	3,387	939	40,007	76,008	34,579	40,486	943	76,008
Business and government	58,769	51,376	4,070	440	4,895	119,550	27,957	89,483	2,110	119,550
Total	$107,481	$226,097	$17,157	$8,340	$46,348	$405,423	$107,544	$292,975	$4,904	$405,423
Allowance for credit losses					(3,273)	(3,273)			(3,273)	(3,273)
Total loans net of allowance for credit losses	$107,481	$226,097	$17,157	$8,340	$43,075	$402,150	$107,544	$292,975	$1,631	$402,150

As at October 31, 2012	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate(1)	Non-rate sensitive	Total
Residential mortgages	$29,495	$132,951	$5,300	$6,364	$1,520	$175,630	$49,965	$124,149	$1,516	$175,630
Personal and credit cards	9,586	14,999	4,434	675	38,583	68,277	33,850	33,668	759	68,277
Business and government	54,016	46,423	6,021	1,248	3,841	111,549	24,336	85,212	2,001	111,549
Total loans	$93,097	$194,373	$15,755	$8,287	$43,944	$355,456	$108,151	$243,029	$4,276	$355,456
Allowance for credit losses					(2,969)	(2,969)			(2,969)	(2,969)
Total loans net of allowance for credit losses	$93,097	$194,373	$15,755	$8,287	$40,975	$352,487	$108,151	$243,029	$1,307	$352,487

(1)	Total amount of fixed rate loans due after one year is $162 billion (2012 – $130 billion).

Scotiabank Annual Report  2013      147

CONSOLIDATED FINANCIAL STATEMENTS

12	Impaired loans and allowance for credit losses

(a)	Impaired loans(1)(2)

	2013				2012
As at October 31 ($ millions)	Gross impaired loans(1)	Allowance for credit losses		Net	Gross impaired loans(1)	Allowance for credit losses		Net
Business and government	$1,385	$561	(3)	$824	$1,420	$461	(3)	$959
Residential mortgages	1,270	338	(4)	932	1,301	341	(4)	960
Personal and credit cards	1,046	994	(4)	52	861	807	(4)	54
Total	$3,701	$1,893		$1,808	$3,582	$1,609		$1,973
By geography:
Canada				$363				$479
United States				149				118
Other International				1,296				1,376
Total				$1,808				$1,973

(1)	Interest income recognized on impaired loans during the year ended October 31, 2013 was $19 (2012 – $24).
(2)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	Allowance for credit losses for business and government loans is individually assessed.
(4)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.

For the years ended October 31, 2013 and 2012, the Bank would have recorded additional interest income of $263 million and $261 million, respectively, on impaired loans, if these impaired loans were classified as performing loans.

(b)	Allowance for credit losses

	2013
As at October 31 ($ millions)	Balance at beginning of year	Write- offs(1)	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year
Individual	$461	$(201)	$111	$163	$27	$561
Collective	2,420	(1,268)	332	1,117	3	2,604
Total before FDIC guaranteed loans	2,881	(1,469)	443	1,280	30	3,165
FDIC guaranteed loans(2)	88	–	–	16	4	108
	$2,969	$(1,469)	$443	$1,296	$34	$3,273

	2012
As at October 31 ($ millions)	Balance at beginning of year	Write- offs(1)	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year
Individual	$484	$(200)	$80	$149	$(52)	$461
Collective	2,138	(1,098)	291	1,086	3	2,420
Total before FDIC guaranteed loans	2,622	(1,298)	371	1,235	(49)	2,881
FDIC guaranteed loans(2)	67	–	4	17	–	88
	$2,689	$(1,298)	$375	$1,252	$(49)	$2,969

	2013	2012
Represented by:
Allowance against impaired loans	$1,893	$1,609
Allowance against performing loans and loans past due but not impaired(3)	1,272	1,272
Total before FDIC guaranteed loans	3,165	2,881
FDIC guaranteed loans	108	88
	$3,273	$2,969

(1)	Impaired loans restructured during the year amounted to $101 (2012 – $25). Write-offs of impaired loans restructured during the year were $22 (2012 – $NIL).
(2)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(3)	The allowance for performing loans is attributable to business and government loans $953 (2012 – ($965)) with the remainder allocated to personal and credit card loans $129 (2012 – ($121)) and residential mortgages $190 (2012 – ($186)).

148      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

(c)	Total FDIC guaranteed loans

As at October 31 ($ millions)	2013	2012
R-G Premier Bank
Unpaid principal balance	$2,929	$3,284
Fair value adjustments	(499)	(648)
Net carrying value	2,430	2,636
Allowance for credit losses	(108)	(88)
	$2,322	$2,548

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under this agreement, the FDIC guarantees 80% of loan losses. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. As at October 31, 2013, the carrying value of loans guaranteed by FDIC was $2.3 billion (2012 – $2.5 billion) with a net receivable of $366 million (2012 – $534 million) from the FDIC included in Other assets in the Consolidated Statement of Financial Position.

(d)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	2013(2)(3)				2012(2)(3)
As at October 31 ($ millions)	31 - 60 days	61 - 90 days	91 days and greater	Total	31 -60 days	61 - 90 days	91 days and greater	Total
Residential mortgages	$1,248	$496	$180	$1,924	$1,232	$424	$184	$1,840
Personal and credit cards	506	241	49	796	451	219	47	717
Business and government	209	81	172	462	220	95	199	514
Total	$1,963	$818	$401	$3,182	$1,903	$738	$430	$3,071

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	These loans would be considered in the determination of an appropriate level of collective allowances despite not being individually classified as impaired.

13	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program and/or third-party investors. The Trust issues securities to third-party investors. The Bank had previously sold MBS directly to CMHC under the Insured Mortgage Purchase (IMP) program.

The sale of mortgages under the above programs does not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risk associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

As at October 31 ($ millions)	2013(1)	2012(1)
Assets
Carrying value of residential mortgage loans	$15,832	$16,253
Other related assets(2)	11,160	9,223
Liabilities
Carrying value of associated liabilities	27,289	25,706

(1)	The fair value of the transferred assets is $26,894 (2012 – $25,737) and the fair value of the associated liabilities is $27,577 (2012 – $26,042), for a net position of $(683) (2012 – $(305)).
(2)	These include trust permitted investment assets acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Scotiabank Annual Report  2013      149

CONSOLIDATED FINANCIAL STATEMENTS

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred assets remain on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

As at October 31 ($ millions)	2013(1)	2012(1)
Carrying value of assets associated with:
Repurchase agreements(2)	$68,868	$52,216
Securities lending agreements	25,609	14,157
Total	94,477	66,373
Carrying value of associated liabilities(3)	$77,508	$56,968

(1)	The fair value of transferred assets is $94,477 (October 31, 2012 – $66,373) and the fair value of the associated liabilities is $77,508 (October 31, 2012 – $56,968), for a net position of $16,969 (October 31, 2012 – $9,405).
(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

14	Special purpose entities

(a)	Consolidated SPEs

The following table provides information about special purpose entities (SPEs) that the Bank consolidated.

	2013		2012
As at October 31 ($ millions)	Total assets		Total assets
U.S. multi-seller conduit that the Bank administers	$5,988		$5,959
Bank funding vehicles	35,956		25,038
Other	196		242
Total	$42,140	(1)	$31,239	(1)

(1)	Includes instruments issued by other entities of the Bank of $35.8 billion (2012 – $24.2 billion) which are off-set on consolidation.

U.S. multi-seller conduit

The Bank-sponsored U.S. multi-seller conduit purchases high-quality financial assets from independent third parties (the sellers) funded by the issuance of highly rated asset-backed commercial paper. The sellers continue to service the financial assets and provide credit enhancements through overcollateralization protection and cash reserves.

Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduit is unable to access the asset-backed commercial paper market. The administration agent can require the Bank in its capacity as liquidity provider to perform under its asset-specific LAPA agreements, in which case the Bank is obliged to purchase an interest in the related assets owned by the conduit. The Bank is not obligated to perform under the LAPA agreements in the event the conduit itself is insolvent.

The Bank’s liquidity agreements with the conduit call for the Bank to fund full par value of the assets, including defaulted assets, if any, of the conduit. This facility is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancements. Further, the Bank provides a program-wide credit enhancement (PWCE) to the conduit and holds the subordinated notes issued by the conduit.

The Bank’s exposure from the U.S. conduit through the LAPA, including the obligation to purchase defaulted assets, the Bank’s PWCE and investment in the conduit’s subordinated notes, give the Bank the obligation to absorb losses that could potentially be significant to the conduit, which in conjunction with power to direct the conduit’s activities, result in the Bank consolidating the U.S. multi-seller conduit.

The conduit’s assets are primarily included in business and government loans on the Bank’s Consolidated Statement of Financial Position.

Bank funding vehicles

The Bank uses funding vehicles to facilitate cost-efficient financing of its own operations, including the issuance of covered bonds, notes, capital instruments and certain subordinated debentures. These vehicles include Scotia Covered Bond Trust, Scotiabank Covered Bond Guarantor Limited Partnership, Scotiabank Capital Trust, Scotiabank Tier 1 Trust and Hollis Receivables Term Trust II.

150      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Activities of these SPEs are generally limited to holding a pool of assets or receivables generated by the Bank, or a deposit in the Bank, and using the funds to finance distributions to their investors. These SPEs are consolidated due to the Bank’s decision-making power and ability to retain the majority of the benefits of the trusts.

Details of issuances and redemptions of subordinated debentures and capital instruments by the Bank’s consolidated funding vehicles are described in Notes 21 and 22, respectively.

Covered bond programs

Scotia covered bond trust

Under the Bank’s global covered bond program, the Bank issues debt to investors that is guaranteed by Scotia Covered Bond Trust (the “Trust”). Under the program, the Trust purchases CMHC insured residential mortgages from the Bank, which it acquires with funding provided by the Bank.

As at October 31, 2013, $13.2 billion (October 31, 2012 – $15.8 billion) covered bonds were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. The Bank’s outstanding covered bonds are denominated in U.S. and Australian dollars. As at October 31, 2013, assets pledged in relation to these covered bonds was $14.2 billion (October 31, 2012 – $17.1 billion).

Scotiabank covered bond guarantor limited partnership

The Bank has a registered covered bond program in which it issues debt that is guaranteed by Scotiabank Covered Bond Guarantor Limited Partnership (the “LP”). Under this program, the LP purchases uninsured residential mortgages from the Bank, which it acquires with funding provided by the Bank.

As of October 31, 2013, the LP held assets of $11.7 billion consisting mainly of uninsured residential mortgages from the Bank. As at October 31, 2013, the Bank has not issued any covered bonds under the registered covered bond program.

Personal line of credit securitization trust

The Bank securitizes a portion of its personal line of credit receivables (receivables) on a revolving basis through Hollis Receivables Term Trust II (Hollis), a Bank-sponsored special purpose entity. Hollis issues notes to third-party investors and the Bank, proceeds of which are used to purchase a co-ownership interest in the receivables originated by the Bank. Recourse of the note holders is limited to the purchased interest.

The Bank is responsible for servicing the transferred receivables as well as performing administrative functions for the SPE. The subordinated notes issued by the SPE are held by the Bank.

The Bank consolidates the SPE as it has decision making power over the SPE to obtain benefits from its activities and has exposure to the majority of its risks and rewards.

The notes issued by the SPE to third-party investors are presented within Deposits – Business and government on the Consolidated Statement of Financial Position.

Other

Assets of other consolidated SPEs are comprised of securities, deposits with banks and other assets to meet Bank and customer needs.

Significant restrictions

There are restrictions on the ability of certain of the Bank’s consolidated SPEs to transfer funds to the Bank. The restrictions are mainly due to regulatory requirements, corporate or securities laws and contractual restrictions.

(b)	Unconsolidated SPEs

The following table provides information about other SPEs in which the Bank has a significant interest but does not control and therefore does not consolidate. A significant interest is generally considered to exist where the Bank is exposed to 10% or more of the unconsolidated SPE’s maximum exposure to loss.

	2013
As at October 31, ($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Other	Total
Total assets (on SPE’s financial statements)	$3,018	$2,383	$1,008	$6,409

Assets recognized on the Bank’s financial statements
Trading assets	13	–	50	63
Investment securities	–	123	62	185
Loans(1)	–	1,114	100	1,214
	13	1,237	212	1,462
Bank’s maximum exposure to loss	$3,018	$1,257	$212	$4,487

(1)	Loan balances are presented net of allowance for credit losses.

	2012
As at October 31, ($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Other	Total
Total assets (on SPE’s financial statements)	$2,638	$3,544	$815	$6,997

Assets recognized on the Bank’s financial statements
Trading assets	5	–	43	48
Investment securities	–	126	47	173
Loans(1)	–	1,688	–	1,688
	5	1,814	90	1,909
Bank’s maximum exposure to loss	$2,638	$1,826	$144	$4,608

(1)	Loan balances are presented net of allowance for credit losses.

Scotiabank Annual Report  2013      151

CONSOLIDATED FINANCIAL STATEMENTS

The Bank’s maximum exposure to loss represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the SPE, the credit risk amount for certain derivative contracts with the entities and the amount invested where the Bank holds an ownership interest in the SPE. Of the aggregate amount of maximum exposure to loss as at October 31, 2013, the Bank has recorded $1.5 billion (2012 – $2.0 billion), primarily its interest in the SPEs, on its Consolidated Statement of Financial Position.

Canadian multi-seller conduits that the Bank administers

The Bank sponsors two Canadian multi-seller conduits. The conduits purchase assets from independent third parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements through overcollateralization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. To ensure timely repayment of the commercial paper, each asset pool financed by the multi-seller conduits has a deal-specific liquidity asset purchase agreement (LAPA) with the Bank. Pursuant to the terms of the LAPA, the Bank as the liquidity provider is obligated to purchase non-defaulted assets, transferred by the conduit at the conduit’s original cost as reflected in the table above. The liquidity agreements do not require the Bank to purchase defaulted assets. Additionally, the Bank has not provided any program-wide credit enhancement to these conduits. The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $1.1 billion (2012 – $0.8 billion) based on future asset purchases by these conduits.

The Bank’s exposure to the Canadian conduit does not give the obligation to absorb losses or receive benefits that could potentially be significant to the conduit, which results in the Bank not consolidating the two Canadian conduits.

Structured finance entities

The Bank has interests in special purpose entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures.

Other

Other includes investments in managed funds, collateralized debt obligation entities, and other SPEs. The Bank’s maximum exposure to loss includes its net investment in these funds.

c)	Other unconsolidated Bank-sponsored entities

The Bank sponsors unconsolidated SPEs in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the SPE, and the Bank’s name is used by the SPE to create an awareness of the instruments being backed by the Bank’s reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor. We considered Bank sponsored entities at October 31, 2013 were primarily Bank sponsored mutual funds and managed companies.

The following table provides information on revenue from unconsolidated Bank-sponsored SPEs.

	2013
As at October 31, ($ millions)	Funds(1)	Scotia Managed Companies	Total
Revenue	$1,565	$20	$1,585
(1)	Includes mutual funds, other funds and trusts.

The Bank earned revenue of $1,585 million from its involvement with the unconsolidated Bank sponsored SPEs for the year ended October 31, 2013, which was comprised of interest income of $3 million, fee and commission revenue – banking of $110 million and fee and commission revenue – wealth management of $1,472 million, including mutual fund, brokerage and investment management and trust fees.

152      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

15	Property and equipment

($ millions)	Land	Buildings	Equipment	Leasehold improvements	Total
Cost
Balance as at October 31, 2011	$331	$2,053	$3,188	$1,107	$6,679
Acquisitions	21	238	93	10	362
Additions	2	158	289	56	505
Disposals(1)	(56)	(792)	(253)	(94)	(1,195)
Foreign currency adjustments and other	2	(10)	(1)	(1)	(10)
Balance as at October 31, 2012	$300	$1,647	$3,316	$1,078	$6,341

Acquisitions	5	103	59	56	223
Additions	10	108	165	47	330
Disposals	(22)	(152)	(144)	(31)	(349)
Foreign currency adjustments and other	(9)	(57)	(56)	(4)	(126)
Balance as at October 31, 2013	$284	$1,649	$3,340	$1,146	$6,419

Accumulated depreciation
Balance as at October 31, 2011	$–	$844	$2,625	$706	$4,175
Depreciation	–	43	180	58	281
Disposals(1)	–	(207)	(79)	(80)	(366)
Foreign currency adjustments and other	–	5	(9)	(5)	(9)
Balance as at October 31, 2012	$–	$685	$2,717	$679	$4,081
Depreciation	–	53	177	71	301
Disposals	–	(19)	(96)	(30)	(145)
Foreign currency adjustments and other	–	(28)	(23)	5	(46)
Balance as at October 31, 2013	$–	$691	$2,775	$725	$4,191

Net book value
Balance as at October 31, 2012	$300	$962	$599	$399	$2,260 (2)
Balance as at October 31, 2013	$284	$958	$565	$421	$2,228 (2)

(1)	During 2012 the Bank sold certain real estate assets which reduced land, buildings and equipment by $295 and investment property by $219 and resulted in an after tax gain of $708.
(2)	Includes $36 (2012 – $33) of investment property.

16	Investments in associates

The Bank had significant investments in the following associates:

			2013				2012
As at October 31 ($ millions)	Country of incorporation	Nature of business	Ownership percentage		Date of financial statement(1)	Carrying value	Carrying value
Associates
CI Financial Corp.(2)	Canada	Wealth Management	36.	9%	September 30, 2013	$2,577	$2,511
Thanachart Bank Public Company Limited(3)	Thailand	Banking	49.	0%	September 30, 2013	1,921	1,570
Maduro & Curiel’s Bank N.V.	Curacao	Banking	48.	2%	September 30, 2013	191	168
Bank of Xi’an Co. Ltd.	China	Banking	19.	0%(4)	September 30, 2013	291	227
Banco del Caribe	Venezuela	Banking	26.	6%	September 30, 2013	156	142

(1)	Represents the date of the most recent published financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	Based on the quoted price on the Toronto Stock Exchange (TSX) of CI Financial Corp. as at October 31, 2013, the Bank’s investment in CI Financial Corp. amounted to $3,628 (2012 – $2,442).
(3)	Thanachart Bank completed its sale of 100% of its equity interest in its wholly owned subsidiary, Thanachart Life Assurance Public Company Limited to Prudential Life Assurance for a total cash consideration of Thai Baht 18.4 billion (approximately $620 million). The Bank recorded its 49% share of the gain $150 on this transaction as part of its equity pick up.
(4)	The Bank has the ability to exercise significant influence through its representation on the Board of Directors. During 2013, the Bank increased its equity interest in Bank of Xi’an Co. Ltd. by acquiring an additional 0.9% for approximately $10.

Scotiabank Annual Report  2013      153

CONSOLIDATED FINANCIAL STATEMENTS

Summarized financial information of the Bank’s significant associates are as follows.

	For the twelve months ended and as at September 30, 2013(1)
($ millions)	Revenue	Net income	Total assets	Total liabilities
CI Financial Corp.	$1,535	$405	$2,986	$1,218
Thanachart Bank Public Company Limited	1,988	502	34,047	30,887
Maduro & Curiel’s Bank N.V.	264	84	3,512	3,100
Bank of Xi’an Co. Ltd.	520	245	19,795	18,479
Banco del Caribe	754	142	10,141	9,202

	For the twelve months ended and as at September 30, 2012(1)
($ millions)	Revenue	Net income	Total assets	Total liabilities
CI Financial Corp.	$1,418	$345	$3,107	$1,452
Thanachart Bank Public Company Limited	1,472	232	30,815	28,205
Maduro & Curiel’s Bank N.V.	260	77	3,377	3,012
Bank of Xi’an Co. Ltd.	478	212	15,197	14,203
Banco del Caribe	607	180	7,902	7,202

(1)	Based on the most recent available financial statements.

17	Goodwill and other intangible assets

Goodwill

The changes in the carrying amounts of goodwill by cash-generating unit (CGU) is as follows:

($ millions)	Canadian Banking		Global Wealth & Insurance	Global Capital Markets	Global Corporate & Investment Banking	Latin America		Caribbean and Central America	Pacific	Total
Balance as at October 31, 2011	$334		$2,001	$16	$109	$1,235		$656	$–	$4,351
Acquisitions	2		–	71	–	819	(1)	–	–	892
Foreign currency adjustments and other	(17)		14	–	–	9		(10)	–	(4)
Balance as at October 31, 2012	$319		$2,015	$87	$109	$2,063		$646	$–	$5,239
Acquisitions	1,314	(2)	277	–	–	29		–	–	1,620
Foreign currency adjustments and other	–		(9)	5	5	(14)		21	–	8
Balance as at October 31, 2013	$1,633		$2,283	$92	$114	$2,078		$667	$–	$6,867

(1)	The change from October 31, 2011 to October 31, 2012 is mainly due to the acquisition of Banco Colpatria. Refer to Note 40 for further details.
(2)	The change from October 31, 2012 is due to the acquisition of ING Bank of Canada (ING DIRECT). Refer to Note 40 for further details.

Impairment testing of goodwill

Goodwill acquired in business combinations is allocated to each of the Bank’s group of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of the CGU falling below its carrying value.

The carrying amount of the CGU is determined by management using approved internal economic capital models. These models consider various factors including market risk, credit risk, operational risk, and other relevant business risks for the CGU. The recoverable amount is the higher of fair value less costs of disposal and value in use. The recoverable amount for the CGU has been determined using the fair value less costs of disposal method. In arriving at such value for the CGU, the Bank has used price earnings (P/E) multiples applied to normalized net income for the immediate last four quarters, a control premium is added based on a five year weighted average acquisition premium paid for comparable companies, and costs of disposal are deducted from the fair value of the CGU. The resulting recoverable amount determined is then compared to its respective carrying amount to identify any impairment. P/E multiples ranging from 7 to 14 times have been used.

The fair value less costs of disposal of the CGU is sensitive to changes in net income, P/E multiples, and control premium.

Management believes that reasonable negative changes in any one key assumption used to determine the recoverable amount of the CGU would not result in an impairment.

Goodwill was assessed for annual impairment as at July 31, 2013 and July 31, 2012 and no impairment was determined to exist.

154      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets

Intangible assets consist of assets with indefinite and finite useful lives. Indefinite life intangible assets consist substantially of fund management contracts. The fund management contracts are for the management of open-ended funds. Finite life intangible assets include assets such as computer software, customer relationships and core deposit intangibles.

	Finite life			Indefinite life
($ millions)	Computer software		Other intangibles	Fund management contracts(1)	Other intangibles	Total
Cost
Balance as at October 31, 2011	$795	(2)	$887	$2,325	$65	$4,072 (2)
Acquisitions	–		4	–	2	6
Additions	263		90	–	–	353
Disposals	(3)		(2)	–	–	(5)
Foreign currency adjustments and other	1		(2)	–	–	(1)
Balance as at October 31, 2012	$1,056	(2)	$977	$2,325	$67	$4,425
Acquisitions	79		243	–	–	322
Additions	293		2	–	–	295
Disposals	(8)		–	–	–	(8)
Foreign currency adjustments and other	(20)		(4)	–	–	(24)
Balance as at October 31, 2013	$1,400		$1,218	$2,325	$67	$5,010
Accumulated amortization
Balance as at October 31, 2011	$296	(2)	$488	$–	$–	$784 (2)
Amortization Expense	82		87	–	–	169
Disposals	(1)		–	–	–	(1)
Foreign currency adjustments and other	–		20	–	–	20
Balance as at October 31, 2012	$377	(2)	$595	$–	$–	$972
Amortization Expense	116		103	–	–	219
Disposals	(4)		–	–	–	(4)
Foreign currency adjustments and other	(10)		(4)	–	–	(14)
Balance as at October 31, 2013	$479		$694	$–	$–	$1,173
Net book value
As at October 31, 2012	$679	(3)	$382	$2,325	$67	$3,453
As at October 31, 2013	$921	(3)	$524	$2,325	$67	$3,837

(1)	Fund management contracts are attributable to DundeeWealth Inc.
(2)	Opening balance of cost and accumulated amortization of computer software has been grossed up and restated by $142 million with no impact to the net book value.
(3)	Computer software comprises of purchased software of $175 (2012 – $114), internally generated software of $396 (2012 – $324), and in process software not subject to amortization of $350 (2012 – $241).

Impairment testing of intangible assets

Indefinite life intangible assets are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying value of the indefinite life intangible asset to its recoverable amount. The recoverable amount of the fund management contracts is based on a value in use approach using the multi-period excess earnings method. This approach uses cash flow projections from management-approved financial budgets which include key assumptions related to market appreciation, net sales of funds, and operating margins taking into consideration past experience and market expectations. The forecast cash flows cover a 5-year period, with a terminal growth rate of 4.5% applied thereafter. These cash flows have been discounted at a rate of 10%. Management believes that reasonable negative changes in any one key assumption used to determine the recoverable amount would not result in an impairment.

Indefinite life intangible assets were assessed for annual impairment as at July 31, 2013 and July 31, 2012 and no impairment was determined to exist.

18	Other assets

As at October 31 ($ millions)	2013	2012
Accrued interest	$1,610	$1,703
Accounts receivable	1,075	1,748
Current tax assets	539	488
Pension assets (Note 30)	526	330
Receivable from brokers, dealers and clients	1,222	1,523
Receivable from the Federal Deposit Insurance Corporation	366	534
Other	5,586	5,246	(1)
Total	$10,924	$11,572

(1)	Prior period amounts have been restated to reflect the current period presentation of deposits with financial institutions (refer to Note 2).

Scotiabank Annual Report  2013      155

CONSOLIDATED FINANCIAL STATEMENTS

19	Leases

(a)	As Lessor

Finance lease receivables

The Bank offers asset-based lending and works with a broad range of international technology, industrial equipment and commercial companies to provide customized finance programmes to assist manufacturers, dealers and distributors of assets.

Finance lease receivables are included within loans. The Bank’s net investment in finance lease receivables was as follows:

As at October 31, 2013 ($ millions)	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable
Within one year	$1,368	$174	$1,194
After one year but not more than five years	3,021	314	2,707
More than five years	277	34	243
Total	$4,666	$522	$4,144

As at October 31, 2012 ($ millions)	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable
Within one year	$1,120	$142	$978
After one year but not more than five years	2,536	213	2,323
More than five years	466	49	417
Total	$4,122	$404	$3,718

At October 31, 2013, unguaranteed residual value of $66 million (2012 – $25 million) had been accrued, and the accumulated allowance for uncollectible minimum lease payments receivable amounted to $16 million (2012 – $19 million).

(b)	As Lessee

Operating lease commitments

The Bank leases various offices, branches and other premises under non-cancellable operating lease arrangements. The leases have various terms, escalation and renewal rights. There are no contingent rents payable. The Bank also leases equipment under non-cancellable lease arrangements. Where the Bank is the lessee, the future minimum lease payment under non-cancellable operating leases are as follows:

As at October 31 ($ millions)	2013	2012
Within one year	$289	$283
After one year but not more than five years	751	755
More than five years	499	507
Total	$1,539	$1,545

The total of future minimum sublease payments to be received under non-cancellable subleases at the reporting date is $16 million (2012 – $18 million).

Building rent expense, included in premises and technology expense in the Consolidated Statement of Income, was $378 million (2012 – $321 million).

156      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

20	Deposits

	2013					2012	(1)
	Payable on demand
As at October 31 ($ millions)	Interest- bearing	Non-interest bearing	Payable after notice	Payable on a fixed date	Total
Personal	$4,435	$4,234	$86,568	$75,811	$171,048	$138,051
Business and government	48,654	16,394	22,761	224,678	312,487	291,361
Financial institutions	5,728	1,308	1,734	24,249	33,019	34,178
Total	$58,817	$21,936	$111,063	$324,738	$516,554	$463,590
Recorded in:
Canada					$350,207	$308,085
United States					77,701	68,672
United Kingdom					10,701	15,561
Mexico					11,907	9,046
Peru					10,552	8,064
Chile					5,723	5,597
Colombia					6,573	5,698
Other International					43,190	42,867
Total(2)					$516,554	$463,590

(1)	Certain amounts have been restated to include the impact of the change in presentation of deposits with financial institutions and cash collateral on securities borrowed (refer to Note 2).
(2)	Deposits denominated in U.S. dollars amount to $182,251 (2012 – $175,445) deposits denominated in Mexican pesos amount to $10,480 (2012 – $8,251) and deposits denominated in other foreign currencies amount to $44,612 (2012 – $40,858).

Refer to Note 39 for contractual maturity structure for deposits which provides maturities of less than one month, one to three months, three to six months, six to nine months, nine to twelve months, one to three years, three to five years, over five years, and with no specific maturity.

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at October 31, 2013	$37,514	$11,637	$15,731	$72,316	$6,391	$143,589
As at October 31, 2012	50,136	9,044	21,431	64,409	5,189	150,209

(1)	The majority of foreign term deposits are in excess of $100,000.

21	Subordinated debentures

These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

As at October 31 ($ millions)			2013		2012
Maturity date	Interest rate (%)	Terms(1)	Par value	Carrying value(2)	Carrying value(2)
September 2013	8.30	Matured on September 27, 2013.	$–	$–	$250
November 2017(3)	5.25	Redeemed on November 1, 2012.	–	–	1,000
January 2018	5.30	Redeemed on January 31, 2013.	–	–	300
March 2018	4.99	Redeemed on March 27, 2013.	–	–	1,704
October 2018	6.00	Redeemed on October 3, 2013.	–	–	950
April 2019	4.94	Redeemable at any time. After April 15, 2014, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 4.24%.	1,000	1,000	1,000
January 2021	6.65	Redeemable at any time. After January 22, 2016, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 5.85%.	1,000	1,000	1,000
August 2022	2.898	Redeemable on or after August 3, 2017. After August 3, 2017, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.255%.	1,500	1,501	1,500
October 2024	3.036	Redeemable on or after October 18, 2017. After October 18, 2019, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.14%.	1,750	1,712	1,751
June 2025	8.90	Redeemable at any time.	250	265	267
November 2037	3.015	JPY ¥10 billion. Redeemable on November 20, 2017.	106	107	134
April 2038	3.37	JPY ¥10 billion. Redeemable on April 9, 2018.	106	108	135
August 2085(4)	Floating	US $142 million bearing interest at a floating rate of the offered rate for six-month Eurodollar deposits plus 0.125%. Redeemable on any interest payment date.	148	148	152
			$5,860	$5,841	$10,143

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval and subject to the terms in the relevant prospectus.
(2)	The carrying value of subordinated debentures may differ from par value due to adjustments related to hedge accounting.
(3)	These are Scotiabank Trust Subordinated Notes – Series A issued by Scotiabank Subordinated Notes Trust, a consolidated special purpose entity.
(4)	Total repurchases in fiscal 2013 were approximately US $10 (2012 – US $20).

The contractual maturities of the debentures are summarized in Note 39.

Scotiabank Annual Report  2013      157

CONSOLIDATED FINANCIAL STATEMENTS

22	Capital instruments

The Bank’s capital instruments have been assessed as either liability instruments, equity instruments, or compound instruments comprised of both liability and equity components. Capital instruments that have certain payment features that do not create an unavoidable obligation to pay cash are classified, in whole or in part, as non-controlling interests – capital instruments equity holders. The Bank’s capital instruments are issued by consolidated SPEs.

As at October 31 ($ millions)		2013		2012
Trust securities	Face amount	Liability	Equity(1)	Liability	Equity(1)
Scotiabank Trust Securities issued by Scotiabank Capital Trust
– Series 2003-1(a)	$750	$–	$–	$708	$34
– Series 2006-1(b) (d) (e)	750	–	743	–	743
Scotiabank Tier 1 Securities issued by Scotiabank Tier 1 Trust
– Series 2009-1(c) (d) (e)	650	650	–	650	–
Total		$650	$743	$1,358	$777

(1)	Net of distributions payable included in other liabilities.

(a)	On June 30, 2013, Scotiabank Capital Trust redeemed all of its $750 million issued and outstanding Scotiabank Trust Securities – Series 2003-1.
(b)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole or in part by the payment of cash prior to December 30, 2011, upon the occurrence of certain tax or regulatory capital changes, or on or after December 30, 2011, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Notes 25 and 26 – Restrictions on dividend payments]. Under the circumstances outlined in (d) below, the Scotia BaTS II Series 2006-1 would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
(c)	On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III Series 2009-1). Interest is payable semi-annually in an amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. After June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing 5-year Government of Canada Yield plus 7.05%. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to regulatory approval. Under the circumstances outlined in (d) below, the Scotia BaTS III Series 2009-1, including accrued and unpaid interest thereon, would be exchanged automatically without the consent of the holder, into newly issued non-cumulative Preferred Shares Series R of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 may be required to invest interest paid on the Scotia BaTS III Series 2009-1 in a series of newly-issued preferred shares of the Bank with non-cumulative dividends (each such series is referred to as Bank Deferral Preferred Shares). If there is an automatic exchange of the Scotia BaTS Preferred Shares, then the Bank would become the sole beneficiary of the Trust.
(d)	The Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.
(e)	No cash distributions will be payable on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Notes 25 and 26 – Restrictions on dividend payments].

158      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

23	Other liabilities

As at October 31 ($ millions)	2013	2012
Accrued interest	$1,864	$2,035
Accounts payable and accrued expenses	5,695	6,050
Current tax liabilities	863	887
Deferred tax liabilities (Note 29)	559	538
Gold and silver certificates and bullion	3,622	3,617
Margin and collateral accounts	3,417	3,469
Payables to brokers, dealers and clients	499	766
Provisions for off-balance sheet credit risks and other (Note 24)	347	365
Pension liabilities (Note 30)	366	359
Other liabilities of subsidiaries and SPEs	9,661	9,392
Other	5,003	4,275
Total	$31,896	$31,753

24	Provisions

($ millions)	Off-balance sheet credit risks	Other	Total
As at November 1, 2012	$184	$181	$365
Provisions made during the year	–	91	91
Provisions used or no longer required during the year	–	(109)	(109)
Balance as at October 31, 2013	$184	$163	$347

Off-balance sheet credit risks

The provision for off-balance sheet credit risks relates primarily to off-balance sheet credit risks such as undrawn lending commitments, letters of credit and letters of guarantee. These are collectively assessed in a manner consistent with the collective allowance for performing on-balance sheet credit risks.

Other

Other primarily includes provisions related to litigation reserves. In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any arising from pending litigation will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

25	Common shares

Authorized:

An unlimited number of common shares without nominal or par value.

Issued and fully paid:

	2013				2012
As at October 31 ($ millions)	Number of shares		Amount		Number of shares		Amount
Common shares:
Outstanding at beginning of year	1,184,368,672		$13,139		1,088,972,173		$8,336
Issued under Shareholder Dividend and Share Purchase Plan(1)	19,005,803		1,100		15,764,487		822
Issued in relation to share-based payments, net (Note 28)	3,500,283		178		3,282,012		134
Issued under public offering	–		–		66,350,000		3,329
Issued in relation to the acquisition of a subsidiary or associated corporation	1,714,231		99	(2)	10,000,000		518	(3)
Outstanding at end of year	1,208,588,989	(4)(5)	$14,516		1,184,368,672	(4)(5)	$13,139

(1)	On December 7, 2012, the Board approved an additional 22,900,000 common shares to be reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan (the “Plan”). As at October 31, 2013, there were 10,997,688 common shares held in reserve for issuance under the Plan.
(2)	Represents $99 issued in relation to the acquisition of Colfondos SA on December 19, 2012.
(3)	Represents $518 issued in relation to the acquisition of Banco Colpatria on January 17, 2012.
(4)	In the normal course of business, the Bank’s regulated Dealer subsidiary purchases and sells the Bank’s common shares to facilitate trading/institutional client activity. During fiscal 2013, the number of such shares bought and sold was 13,559,563 (2012 – 15,546,467).
(5)	Excludes 133,318 shares in 2013 (2012 – 204,938) held by the Bank in relation to cancelled share-based payment plans.

Restrictions on dividend payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its preferred or common shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities (refer to Note 22 Capital instruments) are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares.

Scotiabank Annual Report  2013      159

CONSOLIDATED FINANCIAL STATEMENTS

Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities. Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

Dividend

The dividends paid on common shares in 2013 and 2012 were $2,858 million ($2.39 per share) and $2,493 million ($2.19 per share), respectively. The Board of Directors approved a quarterly dividend of 62 cents per common share at its meeting on December 5, 2013. This quarterly dividend applies to shareholders of record as of January 7, 2014, and is payable January 29, 2014.

26	Preferred shares

Authorized:

An unlimited number of preferred shares without nominal or par value.

Issued and fully paid:

	2013		2012
As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount
Preferred shares:
Series 12(b)	–	$–	12,000,000	$300
Series 13(a)(c)	12,000,000	300	12,000,000	300
Series 14(a)(d)	13,800,000	345	13,800,000	345
Series 15(a)(e)	13,800,000	345	13,800,000	345
Series 16(a)(f)	13,800,000	345	13,800,000	345
Series 17(a)(g)	9,200,000	230	9,200,000	230
Series 18(a)(h)	7,497,663	187	13,800,000	345
Series 19(a)(h)	6,302,337	158	–	–
Series 20(a)(i)	8,039,268	201	14,000,000	350
Series 21(a)(i)	5,960,732	149	–	–
Series 22(a)(j)	12,000,000	300	12,000,000	300
Series 24(a)(k)	10,000,000	250	10,000,000	250
Series 26(a)(l)	13,000,000	325	13,000,000	325
Series 28(a)(m)	11,000,000	275	11,000,000	275
Series 30(a)(n)	10,600,000	265	10,600,000	265
Series 32(a)(o)	16,345,767	409	16,345,767	409
Total preferred shares	163,345,767	$4,084	175,345,767	$4,384

Terms of preferred shares

	Dividends per share	Issue date	Issue price	Initial dividend	Initial dividend payment date	Dividend reset rate	Redemption date	Redemption price
Preferred shares
Series 12(b)	$0.328125	July 14, 1998	$25.00	$0.381164	October 28, 1998	–	October 29, 2013	$25.00
Series 13(c)	0.300000	March 15, 2005	25.00	0.440500	July 27, 2005	–	April 26, 2013 to April 27, 2014	25.25
Series 14(d)	0.281250	January 24, 2007	25.00	0.283560	April 26, 2007	–	April 26, 2013 to April 25, 2014	25.75
Series 15(e)	0.281250	April 5, 2007 April 17, 2007	25.00	0.348290	July 27, 2007	–	July 29, 2013 to July 28, 2014	25.75
Series 16(f)	0.328125	October 12, 2007	25.00	0.391950	January 29, 2008	–	January 29, 2013 to January 28, 2014	26.00
Series 17(g)	0.350000	January 31, 2008	25.00	0.337530	April 28, 2008	–	April 25, 2014	26.00
Series 18(h)	0.209375	March 25, 2008 March 27, 2008	25.00	0.431500	July 29, 2008	2.05%	April 26, 2018	25.00
Series 19(h)	0.189750	April 26, 2013	25.00	0.189250	July 29, 2013	2.05%	April 26, 2013 to April 26, 2018	25.50
Series 20(i)	0.225625	June 10, 2008	25.00	0.167800	July 29, 2008	1.70%	October 26, 2018	25.00
Series 21(i)	0.167875	October 26, 2013	25.00	0.167875	January 29, 2014	1.70%	October 26, 2013 to October 26, 2018	25.50
Series 22(j)	0.312500	September 9, 2008	25.00	0.482900	January 28, 2009	1.88%	January 26, 2014	25.00
Series 24(k)	0.390600	December 12, 2008	25.00	0.586500	April 28, 2009	3.84%	January 26, 2014	25.00
Series 26(l)	0.390625	January 21, 2009	25.00	0.415240	April 28, 2009	4.14%	April 26, 2014	25.00
Series 28(m)	0.390625	January 30, 2009	25.00	0.376710	April 28, 2009	4.46%	April 26, 2014	25.00
Series 30(n)	0.240625	April 12, 2010	25.00	0.282200	July 28, 2010	1.00%	April 26, 2015	25.00
Series 32(o)	0.231250	February 1, 2011	25.00	0.215410	April 27, 2011	1.34%	February 2, 2016	25.00
		February 28, 2011

160      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

(a)	Non-cumulative preferential cash dividends on Series 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 24, 26, 28, 30 and 32 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-Year Rate Reset Preferred Shares (Series 18, 20, 22, 24, 26, 28, 30 and 32) are payable at the applicable rate for the initial five-year fixed rate period ending one day prior to the redemption date. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividend on all Rate Reset Preferred Shares will be determined by the sum of the 5-year Government of Canada Yield plus the indicated dividend reset rate, multiplied by $25.00. If outstanding, non-cumulative preferential cash dividends on the Series 19, 21, 23, 25, 27, 29, 31 and 33 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-year Rate Reset Preferred Shares (Series 19, 21, 23, 25, 27, 29, 31 and 33) are payable, in an amount per share equal to the sum of the T-Bill Rate plus the dividend reset rate of the converted preferred shares, multiplied by $25.00. Holders of Fixed Rate Reset Preferred Shares will have the option to convert shares into an equal number of the relevant series of Floating Rate Preferred Shares on the applicable Rate Reset Series conversion date and every five years thereafter. If the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 Series 18, 20, 22, 24, 26, 28, 30 or 32 preferred shares issued and outstanding on the applicable conversion date, all of the issued and outstanding Series 18, 20, 22, 24, 26, 28, 30 or 32 preferred shares will be automatically converted on the applicable conversion date into an equal number of Series 19, 21, 23, 25, 27, 29, 31 or 33 preferred shares.
(b)	The Series 12 Non-cumulative Preferred Shares were redeemed by the Bank at par on October 29, 2013, at a price equal to $25.00 per share, together with all declared and unpaid dividends.
(c)	With regulatory approval, the Series 13 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing April 26, 2013 and ending April 27, 2014 at $25.25 per share, together with declared and unpaid dividends to the date then fixed for redemption until April 27, 2014, following which no redemption premium is payable.
(d)	With regulatory approval, the Series 14 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing April 26, 2013 and ending April 25, 2014, at $25.75 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 26, 2016, following which no redemption premium is payable.
(e)	With regulatory approval, the Series 15 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing July 29, 2013 and ending July 28, 2014, at $25.75 per share, together with declared and unpaid dividends to the date then fixed for redemption and thereafter at annually declining premiums until July 26, 2016, following which no redemption premium is payable.
(f)	With regulatory approval, the Series 16 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing January 29, 2013 and ending January 28, 2014 at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption and thereafter at annually declining premiums until January 26, 2017, following which no redemption premium is payable.
(g)	With regulatory approval, the Series 17 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing April 26, 2013 and ending April 25, 2014 at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption and thereafter at annually declining premiums until April 25, 2017, following which no redemption premium is payable.
(h)	Holders of Series 18 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 19 non-cumulative floating rate preferred shares on April 26, 2018 and on April 26 every five years thereafter. With regulatory approval, Series 18 preferred shares may be redeemed by the Bank on April 26, 2018 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. With regulatory approval, the Series 19 non-cumulative preferred shares may be redeemed by the Bank at (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on April 26, 2018 and on April 26 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date on any other date fixed for redemption on any other date on or after April 26, 2013.
(i)	Holders of Series 20 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 21 non-cumulative floating rate preferred shares on October 26, 2018, and on October 26 every five years thereafter. With regulatory approval, Series 20 preferred shares may be redeemed by the Bank on October 26, 2018, and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. With regulatory approval, the Series 21 non-cumulative preferred shares may be redeemed by the Bank at (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on October 26, 2018 and on October 26 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date on any other date fixed for redemption on any other date on or after October 26, 2013.
j)	Holders of Series 22 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 23 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. With regulatory approval, Series 22 preferred shares may be redeemed by the Bank on January 26, 2014, and for Series 23 preferred shares, if applicable, on January 26, 2019 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(k)	Holders of Series 24 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 25 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. With regulatory approval, Series 24 preferred shares may be redeemed by the Bank on January 26, 2014, and, if applicable, Series 25 preferred shares on January 26, 2019 and every five years thereafter, respectively, for $25.00 per share, together with declared and unpaid dividends.
(l)	Holders of Series 26 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 27 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. With regulatory approval, Series 26 preferred shares may be redeemed by the Bank on April 26, 2014, and for Series 27 preferred shares, if applicable, on April 26, 2019, and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(m)	Holders of Series 28 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 29 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. With regulatory approval, Series 28 preferred shares may be redeemed by the Bank on April 26, 2014 and for Series 29 preferred shares, if applicable, on April 26, 2019 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.

Scotiabank Annual Report  2013      161

CONSOLIDATED FINANCIAL STATEMENTS

(n)	Holders of Series 30 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 31 non-cumulative floating rate preferred shares on April 26, 2015, and on April 26 every five years thereafter. With regulatory approval, Series 30 preferred shares may be redeemed by the Bank on April 26, 2015, and for Series 31 preferred shares, if applicable, on April 26, 2020 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(o)	Holders of Series 32 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 33 non-cumulative floating rate preferred shares on February 2, 2016, and on February 2 every five years thereafter. With regulatory approval, Series 32 preferred shares may be redeemed by the Bank on February 2, 2016, and for Series 33 preferred shares, if applicable, on February 2, 2021 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.

Restrictions on dividend payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities [refer to Note 22 Capital instruments] are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities. Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

For each of the years presented, the Bank paid all of the non-cumulative preferred share dividends.

27	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.

Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS).

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by the BCBS and commonly referred to as Basel III.

Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, Common Equity Tier 1, Tier 1 and Total Capital ratios, which are determined by dividing those capital components by risk-weighted assets.

Basel III introduced a new category of capital, Common Equity Tier 1 (CET1), which consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and investments in other financial institutions over certain thresholds. In addition, new or revised capital components included in common equity are unrealized losses on securities and reduced amounts for non-controlling interests. Basel III also increases the level of risk-weighted assets for significant investments and deferred tax amounts under defined thresholds, exposures to large or unregulated financial institutions meeting specific criteria, derivative exposures to centralized counterparties and exposures that give rise to wrong way risk.

The BCBS introduced requirements for loss absorbency of capital at the point of non-viability which were effective on January 1, 2013 for Canadian banks. These requirements affect the eligibility of instruments for inclusion in regulatory capital. All of the Bank’s current preferred shares, capital instruments and subordinated debentures were deemed non-qualifying.

To enable banks to meet the new standards, Basel III contains transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a 5 year phase-in of new deductions and additional capital components to common equity. Non-qualifying capital instruments will be phased out over 10 years and the capital conservation buffer will be phased in over 4 years.

As of January 2019, under the BCBS rules the Bank will be required to meet new minimum requirements of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%. Including the capital conservation buffer, the minimum Tier 1 ratio will be 8.5%, and the Total Capital ratio will be 10.5%.

OSFI requires Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms in 2013, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’), and achieve a minimum 7% common equity target, by the first quarter of 2013.

Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on-and off-balance sheet exposures. Under the Basel framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. The Bank uses the AIRB to compute credit risk for material Canadian, U.S. and European portfolios and effective 2011, for a significant portion of international corporate and commercial portfolio. The Bank continues to assess the remaining portfolios for the application of AIRB in the future. In 2012, the Bank implemented the Basel Committee’s revised market risk framework. The Bank uses the Standardized Approach to calculate the operational risk capital requirements.

162      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

The Bank’s Common Equity Tier 1, Tier 1 and Total Capital are composed of the following:

2013(1)	2012(1)
As at October 31 ($ millions)	All-in	Transitional	Basel II
Total Common Equity(2)	$40,569	$40,569	$34,755
Qualifying non-controlling interests in common equity of subsidiaries	479	–	966
Goodwill and non-qualifying intangibles, net of deferred tax liabilities	(9,772)	–	(5,239)
Threshold related deductions	(3,630)	–	n/a
Net deferred tax assets (excluding those arising from temporary differences)	(752)	–	n/a
Other Common Equity Tier 1 adjustments(3)	(535)	(2,548)	n/a
Common Equity Tier 1 Capital	$26,359	$38,021	n/a
Preferred Shares(4)	4,084	4,084	4,384
Capital instrument liabilities – trust securities(4)	1,400	1,400	2,150
Other Tier 1 capital adjustments(5)	71	(5,484)	(2,580)
Net Tier 1 Capital	$31,914	$38,021	$34,436
Subordinated debentures, net of amortization(4)	5,841	5,841	9,893
Other Tier 2 capital adjustments(5)	1,086	(504)	(2,136)
Total regulatory capital	$38,841	$43,358	$42,193
Total risk-weighted assets	$288,246	$293,252	$253,309
Capital ratios
Common Equity Tier 1 Capital ratio	9.1%	13.0%	n/a
Tier 1 capital ratio	11.1%	13.0%	13.6%
Total capital ratio	13.5%	14.8%	16.7%
Assets to capital multiple(6)	17.1	x	17.1	x	15.0	x

(1)	Effective 2013, regulatory capital is determined in accordance with Basel III rules on an all-in basis. Comparative amounts for the prior period were determined in accordance with Basel II rules and have not been restated.
(2)	The October 31, 2012 balances exclude components of accumulated other comprehensive income not eligible for Basel II Tier 1 Capital.
(3)	Other Common Equity Tier 1 capital adjustments under the all-in approach include defined pension plan assets and other items. For the transitional approach, deductions include: Common Equity Tier 1 all-in deductions multiplied by an annual transitional factor (0% in 2013) and an adjustment for Additional Tier 1 deductions for which there is insufficient Additional Tier 1 capital.
(4)	Non-qualifying Tier 1 and Tier 2 capital instruments are subject to a phase-out period of 10 years.
(5)	Other Tier 1/Tier 2 capital adjustments under the all-in approach include eligible non-controlling interests in subsidiaries, in addition, Tier 2 includes eligible collective allowance and excess allowance. For the transitional approach, other Tier 1/Tier 2 capital adjustments include the amount of the Common Equity Tier 1 regulatory adjustment not deducted that were Tier 1/Tier 2 deductions under Basel II (such as 50% of significant investments in financial institutions).
(6)	The asset to capital multiple is calculated by dividing the Bank’s total assets, including certain off-balance sheet items, by total regulatory capital (on a Basel III transitional basis effective 2013).

The Bank substantially exceeded the OSFI capital target as at October 31, 2013. OSFI has also prescribed a maximum assets to capital leverage multiple and the Bank was in compliance with this threshold as at October 31, 2013.

28	Share-based payments

(a)	Stock option plans

The Bank grants stock options, tandem stock appreciation rights (Tandem SARs) and stand-alone stock appreciation rights (SARs) as part of the Employee Stock Option Plan. Options to purchase common shares and/or to receive an equivalent cash payment, as applicable, may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. As well, for grants made beginning December 2005, the exercise price must not be less than the volume weighted average price on the TSX for the five trading days immediately preceding the grant date.

Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period. As approved by the shareholders, a total of 129 million common shares have been reserved for issuance under the Bank’s Employee Stock Option Plan of which 90.5 million common shares have been issued as a result of the exercise of options and 22.9 million common shares are committed under outstanding options, leaving 15.6 million common shares available for issuance as options. Outstanding options expire on dates ranging from December 5, 2013 to December 10, 2022.

The cost of these options is recognized on a graded vesting basis except where the employee is eligible to retire prior to a tranche’s vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire.

The stock option plans include:

¡	Tandem stock appreciation rights

Employee stock options granted between December 5, 2003 to November 1, 2009 have Tandem SARs, which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SARs and thereby receive the intrinsic value of the stock option in cash. As at October 31, 2013, 643,851 Tandem SARs were outstanding (2012 – 4,628,608).

The share-based payment liability recognized for vested Tandem SARs as at October 31, 2013 was $11 million (2012 – $56 million). The corresponding intrinsic value of this liability as at October 31, 2013 was $12 million (2012 – $56 million).

In 2013, a benefit of $2 million (2012 – $23 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. This benefit included gains arising from derivatives used to manage the volatility of share-based payment of $15 million (2012 –$22 million).

Renouncement of Tandem SARs

During the year, certain employees voluntarily renounced 2,835,008 (2012 – 6,739,163) Tandem SARs while retaining their corresponding option for shares. These renouncements are not considered to be modifications of the stock options under IFRS. As a result, the stock options are not required to be re-valued and the existing accrued liability of $36 million (2012 – $75 million) and related deferred tax asset of $10 million (2012 – $20 million) were reclassified to equity, resulting in a net increase to equity – other

Scotiabank Annual Report  2013      163

CONSOLIDATED FINANCIAL STATEMENTS

reserves of $26 million (2012 – $55 million). The remaining outstanding Tandem SARs continue to be liability-classified and re-measured to fair value at each reporting period.

¡	Stock options

Employee stock options granted beginning December 2009, are equity-classified stock options which call for settlement in shares and do not have Tandem SAR features.

The amount recorded in equity – other reserves for vested stock options as at October 31, 2013 was $180 million (2012 – $151 million).

In 2013, an expense of $34 million (2012 – $31 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2013, future unrecognized compensation cost for non-vested stock options was $9 million (2012 – $11 million) which is to be recognized over a weighted-average period of 1.58 years (2012 – 1.56 years).

As part of the February 1, 2011 acquisition, DundeeWealth stock options were converted to 1,293,308 options based on the Bank’s common shares. These options expire between February 12, 2015 and January 20, 2021. No share option awards have been granted under this plan since February 1, 2011.

¡	Stock appreciation rights

Stand-alone SARs are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date.

During fiscal 2013, 296,824 SARs were granted (2012 – 319,552) and as at October 31, 2013, 2,007,718 SARs were outstanding (2012 – 2,195,093), of which 1,896,242 SARs were vested (2012 – 2,079,498).

The share-based payment liability recognized for vested SARs as at October 31, 2013 was $27 million (2012 – $21 million). The corresponding intrinsic value of this liability as at October 31, 2013 was $29 million (2012 – $19 million).

In 2013, a benefit of $3 million (2012 – expense $2 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. This benefit included gains arising from derivatives used to manage the volatility of share-based payment of $17 million (2012 – $4 million).

Determination of fair values

The share-based payment liability and corresponding expense for SARs and options with Tandem SAR features, were quantified using the Black-Scholes option pricing model with the following assumptions and resulting fair value per award:

As at October 31	2013	2012
Assumptions
Risk-free interest rate	1.06% –1.58%	1.26% –1.79%
Expected dividend yield	3.70%	3.96%
Expected price volatility	13.54% – 25.58%	15.64% – 23.57%
Expected life of option	0.02 – 4.33 years	0.04 – 6.24 years
Fair value
Weighted-average fair value	$14.81	$11.39

The share-based payment expense for stock options, i.e., without Tandem SAR features, was quantified using the Black-Scholes option pricing model on the date of grant. The fiscal 2013 and 2012 stock option grants were fair valued using the following weighted-average assumptions and resulting fair value per award:

	2013 Grant	2012 Grant
Assumptions
Risk-free interest rate	1.74%	1.74%
Expected dividend yield	3.84%	4.16%
Expected price volatility	23.58%	26.50%
Expected life of option	6.23 years	6.23 years
Fair value
Weighted-average fair value	$8.15	$7.25

The risk-free rate is based on Canadian treasury bond rates interpolated for the maturity equal to the expected life until exercise of the options. Expected dividend yield is based on historical dividend payout. Expected price volatility is determined based on the historical volatility for compensation. For accounting purposes, an average of the market consensus implied volatility for traded options on our common shares and the historical volatility is used.

Details of the Bank’s Employee Stock Option Plan are as follows(1):

	2013		2012
As at October 31	Number of stock options (000’s)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Outstanding at beginning of year	23,111	$46.30	22,406	$43.39
Granted(2)	3,982	55.63	3,837	49.93
Exercised as options	(3,390)	37.90	(2,790)	28.11
Exercised as Tandem SARs	(36)	30.67	(125)	28.55
Forfeited(2)	(51)	51.68	(197)	54.51
Expired(2)	(7)	53.42	(20)	47.98
Outstanding at end of year(3)	23,609	$49.09	23,111	$46.30
Exercisable at end of year(4)	13,825	$46.25	13,252	$44.02
Available for grant	15,819		19,706

	Options Outstanding			Options Exercisable
As at October 31, 2013	Number of stock options (000’s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Range of exercise prices
$27.24 to $33.89	3,159	4.86	$33.65	3,141	$33.69
$38.19 to $46.02	1,953	1.69	$43.11	1,929	$43.17
$47.39 to $52.00	8,801	6.42	$49.40	5,006	$49.42
$52.57 to $55.63	9,696	7.38	$55.04	3,749	$54.13
	23,609	6.21	$49.09	13,825	$46.25

(1)	Excludes SARs.
(2)	Excludes renouncement of Tandem SARs by employees while retaining their corresponding option for shares.
(3)	Includes outstanding options of 643,851 Tandem SARs (2012 – 4,628,608) and 712,714 options originally issued under DundeeWealth plans (2012 – 847,800).
(4)	Includes exercisable options of 643,851 Tandem SARs (2012 – 4,192,242) and 370,922 options originally issued under DundeeWealth plans (2012 – 314,723).

164      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

(b)	Employee share ownership plans

Eligible employees can generally contribute up to a specified percentage of salary towards the purchase of common shares of the Bank. In general, the Bank matches 50% of eligible contributions, up to a maximum dollar amount, which is expensed in salaries and employee benefits. During 2013, the Bank’s contributions totalled $30 million (2012 – $28 million). Contributions, which are used to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.

As at October 31, 2013, an aggregate of 20 million common shares were held under the employee share ownership plans (2012 – 20 million). The shares in the employee share ownerships plans are considered outstanding for computing the Bank’s basic and diluted earnings per share.

(c)	Other share-based payment plans

Other share-based payment plans use notional units that are valued based on the Bank’s common share price on the TSX. These units accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. These plans are settled in cash and, as a result, are liability-classified. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s share-based payment expense. As described below, the value of a portion of the Performance Share Unit notional units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability.

In 2013, an aggregate expense of $192 million (2012 – $191 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for these plans. This expense was net of gains arising from derivatives used to manage the volatility of share-based payment of $144 million (2012 –$43 million).

As at October 31, 2013, the share-based payment liability recognized for vested awards under these plans was $840 million (2012 – $627 million).

Details of these other share-based payment plans are as follows:

Deferred Stock Unit Plan (DSU)

Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Annual Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only when an executive ceases to be a Bank employee, and must be redeemed by December 31 of the year following that event. As at October 31, 2013, there were 1,887,092 units outstanding (2012 – 1,825,777).

Directors’ Deferred Stock Unit Plan (DDSU)

Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only following resignation or retirement and must be redeemed by December 31 of the year following that event. As at October 31, 2013, there were 358,859 units outstanding (2012 – 413,723).

Restricted Share Unit Plan (RSU)

Under the RSU Plan, selected employees receive an award of restricted share units which vest at the end of three years, at which time the units are paid, in cash, to the employee. The share-based payment expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2013, there were 2,337,448 units (2012 – 2,070,376) awarded and outstanding of which 1,581,071 were vested (2012 – 1,456,926).

Performance Share Unit Plan (PSU)

Eligible executives receive an award of performance share units that vest at the end of three years. A portion of the PSU awards are subject to performance criteria measured over a three-year period whereby a multiplier factor is applied which impacts the incremental number of outstanding shares due to employees. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The Bank uses a probability-weighted-average of potential outcomes to estimate the multiplier impact. The share-based payment expense is recognized over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on performance compared to the performance measures. Upon vesting, the units are paid, in cash, to the employee. As at October 31, 2013, there were 9,570,495 units (2012 – 9,144,347) awarded and outstanding including 9,570,495 (2012 – 9,144,347) subject to performance criteria of which 7,872,540 were vested (2012 – 7,370,947).

Deferred Performance Plan

Under the Deferred Performance Plan, a portion of the bonus received by Global Banking & Markets employees (which is accrued and expensed in the year to which it relates) is allocated to employees in the form of units. These units are subsequently paid, in cash, to the qualifying employees over each of the following three years. Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other liability-classified share-based payment plans in salaries and employee benefits expense in the Consolidated Statement of Income.

(d)	Share Bonus and Retention Award Plans

Prior to the acquisition of DundeeWealth on February 1, 2011, DundeeWealth had established share bonus plans for eligible participants. The share bonus plans permitted common shares of DundeeWealth to be issued from treasury or purchased in the market. At the time of the acquisition of DundeeWealth, the share bonus awards that were granted but not yet vested were converted into 377,516 Bank of Nova Scotia common shares to be issued from treasury. As at October 31, 2013, there were 40,950 (2012 – 79,102) share bonus awards outstanding from the DundeeWealth share bonus plans. During 2013, 35,114 common shares were issued from treasury for these plans (2012 – 153,675) and 3,038 awards were forfeited (2012 – 24,501). Share bonus awards have not been granted under these plans since February 1, 2011.

Prior to the acquisition of DundeeWealth, DundeeWealth had established share-based retention award plans whereby DundeeWealth purchased shares in the market to be held in trust for the benefit of certain employees and portfolio managers. At the time of the acquisition of DundeeWealth, the retention awards were converted to Bank common shares, other securities and cash. As at October 31, 2013 there were 133,318 (2012 – 204,938) Bank common shares held in trust for these plans. Retention awards have not been granted under these plans since February 1, 2011.

The share bonus and retention award plans are considered to be equity-classified awards. In 2013, an expense of $2 million (2012 –

Scotiabank Annual Report  2013      165

CONSOLIDATED FINANCIAL STATEMENTS

$7 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2013, the amount recorded in equity – other reserves for vested awards for these plans was $13 million (2012 – $15 million). As at October 31, 2013, future unrecognized compensation cost for non-vested share bonus and retention awards was $1 million (2012 – $4 million) which is to be recognized over a weighted-average period of 0.97 years (2012 – 1.26 years).

29	Corporate income taxes

Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:

(a)	Components of income tax provision

For the year ended October 31 ($ millions)	2013	2012	2011
Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$460	$94	$253
Provincial	376	200	260
Adjustments related to prior periods	(8)	12	(10)
Foreign	856	784	747
Adjustments related to prior periods	(13)	(21)	1
	1,671	1,069	1,251

Deferred income taxes:
Domestic:
Federal	51	296	113
Provincial	36	186	30
Foreign	5	29	29
	92	511	172
Total provision for income taxes in the Consolidated Statement of Income	$1,763	$1,580	$1,423

Provision for income taxes in the Consolidated Statement of Changes in Equity:
Current income taxes	$(99)	$(47)	$(61)
Deferred income taxes	(4)	12	72
	(103)	(35)	11

Reported in:
Other Comprehensive Income	(117)	(53)	11
Retained earnings	(3)	–	–
Common shares	5	(2)	–
Other reserves	12	20	–
Total provision for income taxes in the Consolidated Statement of Changes in Equity	(103)	(35)	11
Total provision for income taxes	$1,660	$1,545	$1,434

Provision for income taxes in the Consolidated Statement of Income includes:
Deferred tax expense (benefit) relating to origination/reversal of temporary differences	$144	$571	$128
Deferred tax expense (benefit) of tax rate changes	(5)	(41)	44
Deferred tax benefit of previously unrecognized tax losses, tax credits and temporary differences	(47)	(19)	–
	$92	$511	$172

(b)	Reconciliation to statutory rate

Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2013		2012			2011
For the year ended October 31 ($ millions)	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income		Amount	Percent of pre-tax income
Income taxes at statutory rate	$2,215	26.2%	$2,122	26.	4%	$1,893	28.	0%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(254)	(3.0)	(240)	(3.	0)	(257)	(3.	8)
Tax-exempt income from securities	(214)	(2.5)	(185)	(2.	3)	(309)	(4.	6)
Deferred income tax effect of substantively enacted tax rate changes	(5)	(0.1)	(41)	(0.	5)	44	0.	7
Other, net	21	0.2	(76)	(1.	0)	52	0.	8
Total income taxes and effective tax rate	$1,763	20.8%	$1,580	19.	6%	$1,423	21.	1%

In 2013, 2012 and 2011, the changes in the statutory tax rates were primarily due to the reduction in the Canadian federal and provincial tax rates.

166      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

(c)	Deferred taxes

Significant components of the Bank’s deferred tax assets and liabilities are as follows:

	Statement of Income		Statement of Financial Position
	For the year ended		As at
October 31 ($ millions)	2013	2012	2013	2012
Deferred tax assets:
Loss carryforwards	$46	$330	$756	$800
Allowance for credit losses	(33)	27	600	551
Deferred compensation	18	(39)	228	262
Deferred income	3	18	239	256
Property and equipment	(27)	9	164	133
Pension and other post-retirement benefits	53	37	375	408
Securities	7	(69)	186	120
Other	115	167	379	413
Total deferred tax assets	$182	$480	$2,927	$2,943
Deferred tax liabilities:
Deferred income	$37	$(5)	$61	$110
Property and equipment	13	37	56	37
Pension and other post-retirement benefits	35	25	108	77
Securities	(43)	(142)	62	135
Intangible assets	(16)	(49)	932	852
Other	64	103	487	334
Total deferred tax liabilities	$90	$(31)	$1,706	$1,545
Net deferred tax assets (liabilities)(1)	$92	$511	$1,221	$1,398

(1)	For Consolidated Statement of Financial Position presentation, deferred tax assets and liabilities are assessed by entity. As a result, the net deferred tax assets of $1,221 (2012 – $1,398) are represented by deferred tax assets of $1,780 (2012 – $1,936), and deferred tax liabilities of $559 (2012 – $538) on the Consolidated Statement of Financial Position.

The major changes to net deferred taxes were as follows:

For the year ended October 31 ($ millions)	2013	2012
Balance at beginning of year	$1,398	$1,736
Deferred tax benefit (expense) for the year recorded in income	(92)	(511)
Deferred tax benefit (expense) for the year recorded in equity	4	(12)
Acquired in business combinations	(52)	80
Other	(37)	105
Balance at end of year	$1,221	$1,398

The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounts to $279 million (2012 – $326 million). The amount related to unrecognized tax losses is $34 million, which will expire as follows: $4 million in 2020 and beyond and $30 million have no fixed expiry date.

Included in the net deferred tax asset are tax benefits of $49 million (2012 – $76 million) that have been recognized in certain Canadian and foreign subsidiaries that have incurred losses in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, the Bank relied on projections of future taxable profits to be realized from tax planning strategies.

Deferred tax liabilities are not required to be recognized for taxable temporary differences arising on investments in subsidiaries, associates and interests in joint ventures if the Bank controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. At the end of the year taxable temporary differences of $32.7 billion (2012 – $28.5 billion) related to the Bank’s investment in subsidiaries were not recognized as deferred tax liabilities in line with these requirements.

Scotiabank Annual Report  2013      167

CONSOLIDATED FINANCIAL STATEMENTS

30	Employee benefits

The Bank sponsors a number of employee benefit plans, including pensions and other benefit plans (post-retirement benefits and other long-term employee benefits) for most of its employees globally. The following tables present financial information related to the Bank’s principal plans. The principal plans include pension, post-retirement and other long-term employee benefit plans in Canada, the U.S., Mexico, the U.K., Ireland, Jamaica, Trinidad & Tobago and other countries in the Caribbean region in which the Bank operates.(1)

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2013	2012	2011	2013	2012	2011
Change in benefit obligation
Benefit obligation at beginning of year	$6,678	$5,434	$5,560	$1,501	$1,405	$1,369
Cost of benefits earned in the year	236	174	173	43	61	56
Interest cost on benefit obligation	326	322	316	77	83	80
Employee contributions	18	17	15	–	–	–
Benefits paid	(397)	(345)	(435)	(61)	(59)	(58)
Actuarial loss (gain)	60	1,064	(150)	(68)	34	(18)
Past service cost	–	19	34	3	(23)	–
Business combinations	–	–	75	–	–	–
Curtailments	–	–	–	–	(2)	–
Settlements	–	–	(122)	–	–	–
Foreign exchange	19	(7)	(32)	15	2	(24)
Benefit obligation at end of year	$6,940	$6,678	$5,434	$1,510	$1,501	$1,405

Change in fair value of assets
Fair value of assets at beginning of year	$5,607	$5,213	$5,499	$311	$286	$287
Expected return on plan assets(2)	395	372	372	23	24	22
Actuarial gain (loss)(2)	628	32	(262)	(10)	–	(10)
Employer contributions	403	338	154	59	56	64
Employee contributions	18	17	15	–	–	–
Benefits paid	(397)	(345)	(435)	(61)	(59)	(58)
Business combinations	–	–	75	–	–	–
Settlements	–	–	(170)	–	–	–
Foreign exchange	(7)	(20)	(35)	10	4	(19)
Fair value of assets at end of year(3)	$6,647	$5,607	$5,213	$332	$311	$286

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year	$(293)	$(1,071)	$(221)	$(1,178)	$(1,190)	$(1,119)
Unrecognized net actuarial loss (gain)	498	1,100	63	42	78	4
Unrecognized past service costs	5	5	6	(24)	(23)	(1)
Effect of asset limitation and minimum funding requirement	(50)	(63)	(60)	–	–	–
Net asset (liability) at end of year	$160	$(29)	$(212)	$(1,160)	$(1,135)	$(1,116)
Recorded in:
Other assets in the Bank’s Consolidated Statement of Financial Position	$526	$330	$170	$–	$–	$–
Other liabilities in the Bank’s Consolidated Statement of Financial Position	(366)	(359)	(382)	(1,160)	(1,135)	(1,116)
Net asset (liability) at end of year	$160	$(29)	$(212)	$(1,160)	$(1,135)	$(1,116)
Annual benefit expense
Cost of benefits earned in the year	$236	$174	$173	$43	$61	$56
Interest cost on benefit obligation	326	322	316	77	83	80
Past service costs	1	19	82	2	–	–
Expected return on assets(2)	(395)	(372)	(372)	(23)	(24)	(22)
Amortization of net actuarial loss (gain) including asset limit	43	–	(1)	(20)	(42)	4
Amount of curtailment (gain) loss recognized	–	–	–	–	(2)	–
Amount of settlement (gain) loss recognized	–	–	(2)	–	–	–
Change in the asset limitation and minimum funding requirement	(8)	6	(84)	–	–	–
Benefit expense (income) excluding defined contribution benefit expense	203	149	112	79	76	118
Defined contribution benefit expense	19	13	7	–	–	–
Total benefit expense	$222	$162	$119	$79	$76	$118

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.
(2)	The actual returns on the assets of the pension plans and other benefits plans were $1,023 and $13, respectively (2012 – $404 and $24; 2011 – $110 and $12).
(3)	The fair value of pension plan assets invested in securities (stocks, bonds) of the Bank totaled $509 (2012 – $429; 2011 – $421). The fair value of pension plan assets invested in property occupied by the Bank totaled $4 (2012 – $3; 2011 – $3).

168      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Included in the benefit obligation are the following amounts in respect of plans that are wholly unfunded and plans that are wholly or partly funded:

	Pension plans			Other benefit plans
As at October 31 ($ millions)	2013	2012	2011	2013	2012	2011
Benefit obligation of plans that are wholly unfunded	$342	$339	$289	$1,121	$1,132	$1,060
Benefit obligation of plans that are wholly or partly funded	6,598	6,339	5,145	389	369	345

Summary of historical information – amounts for the current and previous annual periods

	Pension plans			Other benefit plans
As at October 31 ($ millions)	2013	2012	2011	2013	2012	2011
Benefit obligation at end of year	$6,940	$6,678	$5,434	$1,510	$1,501	$1,405
Fair value of assets at end of year	6,647	5,607	5,213	332	311	286
Excess (deficit) of fair value of assets over benefit obligation at end of year	(293)	(1,071)	(221)	(1,178)	(1,190)	(1,119)
Experience (gains)/losses arising on benefit obligation	89	28	–	(13)	(53)	50
Experience gains/(losses) arising on assets	628	32	(262)	(10)	–	(10)

Key weighted-average assumptions (%)(1)

The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2013	2012	2011	2013	2012	2011
To determine benefit obligation at end of year
Discount rate	5.04%	4.80%	5.90%	5.56%	5.00%	5.90%
Rate of increase in future compensation(2)	2.84%	2.80%	3.30%	4.49%	4.40%	4.60%
To determine benefit expense (income) for the year
Discount rate	4.80%	5.90%	5.80%	5.00%	5.90%	5.90%
Assumed long-term rate of return on assets	7.03%	7.15%	7.25%	7.17%	8.43%	7.94%
Rate of increase in future compensation(2)	2.80%	3.30%	3.80%	4.40%	4.60%	4.80%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	6.51%	6.60%	6.20%
Ultimate rate	n/a	n/a	n/a	4.98%	4.90%	3.90%
Year ultimate rate reached	n/a	n/a	n/a	2029	2029	2029

(1)	Includes international plans which generally have higher rates than Canadian plans. The discount rate used to determine the 2013 benefit expense for all Canadian pension plans was 4.6% (2012 – 5.7%; 2011 – 5.6%) and for Canadian other benefit plans was 4.5% (2012 – 5.5%; 2011 – 5.6%). The discount rate used for the 2013 end of year benefit obligation for all Canadian pension plans was 4.8% (2012 – 4.6%; 2011 – 5.7%) and for Canadian other benefit plans was 4.8% (2012 – 4.5%; 2011 – 5.5%). The 2013 assumed long-term rate of return on assets for all Canadian pension plans was 7.0% (2012 – 7.0%; 2011 – 7.0%).
(2)	The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.

Sensitivity analysis

	Pension plans		Other benefit plans
For the year ended October 31, 2013 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense
Impact of 1% decrease in discount rate	$1,045	$136	$238	$27
Impact of 1% decrease in assumed long-term rate of return on assets	n/a	56	n/a	3
Impact of 0.25% increase in rate of increase in future compensation	76	16	1	0
Impact of 1% increase in health care cost trend rate	n/a	n/a	144	18
Impact of 1% decrease in health care cost trend rate	n/a	n/a	(115)	(14)

Assets

The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk relative to the benefit obligation. A key factor in managing long-term investment risk is asset mix. Investing the pension assets in different asset classes and geographic regions helps to mitigate risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Investment management firms – including related-party managers – are typically hired and assigned specific mandates within each asset class.

Pension plan asset mix guidelines are set for the long term, and are documented in each plan’s investment policy. Asset mix policy typically also reflects the nature of the plan’s benefit obligations. Legislation places certain restrictions on asset mix – for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. The use of derivatives is generally prohibited without specific authorization; currently, the main use of derivatives is for currency hedging. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities. However, large asset class shifts are rare, and typically reflect a change in the pension plan’s situation (e.g. a plan termination). Actual asset mix is reviewed regularly, and rebalancing back to target asset mix is considered – as needed – generally on a semi-annual basis. The Bank’s other benefit plans are generally not funded; the assets reflected for these other benefit plans are related to programs in Mexico and Canada.

Scotiabank Annual Report  2013      169

CONSOLIDATED FINANCIAL STATEMENTS

The expected long-term rates of return on plan assets are based on long-term expected inflation, interest rates, risk premiums and targeted asset class allocations. These estimates take into consideration historical asset class returns and are determined together with the plans’ investment and actuarial advisors.

The Bank’s principal plans’ weighted-average actual and target asset allocations at October 31, by asset category, are as follows:

	Pension plans				Other benefit plans
Asset category %	Target 2013	Actual 2013	Actual 2012	Actual 2011	Target 2013	Actual 2013	Actual 2012	Actual 2011
Equity investments	64%	68%	69%	66%	40%	44%	40%	40%
Fixed income investments	31%	28%	30%	34%	60%	54%	60%	60%
Other	5%	4%	1%	–	–	2%	–	–
Total	100%	100%	100%	100%	100%	100%	100%	100%

Actuarial valuations

Actuarial valuations for funding purposes for the Bank’s main pension plan are conducted on an annual basis. The most recent actuarial valuation of the Bank’s main pension plan for funding purposes was conducted as of November 1, 2012 and the date of next required valuation is November 1, 2013 (this plan accounts for 74% of principal pension plans’ benefit obligation and 77% of principal pension plans’ fair value of assets). The most recent actuarial valuations for most of the Bank’s principal other benefit plans were completed as of July 31, 2011 for post-retirement benefits and April 1, 2013 for other long-term employee benefits.

Cash payments and contributions

In fiscal year 2013, the Bank made cash payments of $403 million (2012 – $338 million; 2011 – $154 million) to fund the principal defined benefit pension plans, including the payment of benefits to beneficiaries under the unfunded pension arrangements. The Bank also made cash payments of $59 million (2012 – $56 million; 2011 – $64 million) during the year to the principal other benefit plans, primarily in respect of benefit payments to beneficiaries under these plans. The Bank also made cash payments of $19 million (2012 – $13 million; 2011 – $7 million) to the principal defined contribution pension plans.

Based on preliminary estimates, the Bank expects to make contributions of $400 million to the principal defined benefit pension plans, $50 million to principal other benefit plans and $20 million to principal defined contribution pension plans for the year ending October 31, 2014.

31	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth & Insurance and Global Banking & Markets. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the consolidated financial statements. Notable accounting measurement differences are:

–	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

–	the grossing up of tax-exempt net interest income and other operating income to an equivalent before-tax basis for those affected segments.

These differences in measurement enable comparison of net interest income and other operating income arising from taxable and tax-exempt sources.

Scotiabank’s results, and average assets, allocated by these operating segments, are as follows:

For the year ended October 31, 2013
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(1)	Total
Net interest income	$5,577	$4,936	$486	$821	$(454)	$11,366
Net fee and commission revenues	1,507	1,403	2,934	1,290	(195)	6,939
Net income from investments in associated corporations	10	668	230	–	(228)	680
Other operating income	37	426	423	1,534	(62)	2,358
Provision for credit losses	477	781	3	35	–	1,296
Depreciation and amortization	189	205	67	53	6	520
Other operating expenses	3,345	3,908	2,333	1,543	(62)	11,067
Provision for income taxes	816	595	359	523	(530)	1,763
Net income	$2,304	$1,944	$1,311	$1,491	$(353)	$6,697
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	–	195	39	9	1	244
Capital instrument equity holders	–	–	–	–	31	31
Net income attributable to equity holders of the Bank	$2,304	$1,749	$1,272	$1,482	$(385)	$6,422
Average assets ($ billions)	$272	$121	$14	$250	$92	$749
Average liabilities ($ billions)	$191	$78	$18	$189	$229	$705

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2013 ($312) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

170      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended October 31, 2012
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(1)	Total
Net interest income	$4,756	$4,468	$502	$792	$(515)	$10,003
Net fee and commission revenues	1,477	1,299	2,469	1,246	(217)	6,274
Net income from investments in associated corporations	4	384	210	1	(157)	442
Other operating income	50	347	392	1,543	650	2,982
Provision for credit losses	506	613	3	30	100	1,252
Depreciation and amortization	148	181	63	53	5	450
Other operating expenses	3,004	3,506	2,004	1,466	(27)	9,953
Provision for income taxes	691	464	333	541	(449)	1,580
Net income	$1,938	$1,734	$1,170	$1,492	$132	$6,466
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	2	169	25	2	–	198
Capital instrument equity holders	–	–	–	–	25	25
Net income attributable to equity holders of the Bank	$1,936	$1,565	$1,145	$1,490	$107	$6,243
Average assets ($ billions)	$225	$109	$14	$219	$93	$660
Average liabilities ($ billions)	$150	$70	$16	$165	$222	$623

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2012 ($288), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

For the year ended October 31, 2011
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(1)	Total
Net interest income	$4,553	$3,579	$444	$768	$(330)	$9,014
Net fee and commission revenues	1,418	1,076	2,205	1,198	(170)	5,727
Net income from investments in associated corporations	7	378	212	–	(164)	433
Other operating income	13	356	576	1,174	17	2,136
Provision for credit losses	592	509	2	33	(60)	1,076
Depreciation and amortization	159	146	50	51	5	411
Other operating expenses	2,925	2,892	1,850	1,431	(28)	9,070
Provision for income taxes	645	375	280	367	(244)	1,423
Net income	$1,670	$1,467	$1,255	$1,258	$(320)	$5,330
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	3	59	29	–	–	91
Capital instrument equity holders	–	–	–	–	58	58
Net income attributable to equity holders of the Bank	$1,667	$1,408	$1,226	$1,258	$(378)	$5,181
Average assets ($ billions)	$210	$93	$12	$192	$79	$586
Average liabilities ($ billions)	$143	$59	$13	$147	$194	$556

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2011 ($287), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

Scotiabank Annual Report  2013      171

CONSOLIDATED FINANCIAL STATEMENTS

Geographical segmentation(1)

The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

For the year ended October 31, 2013 ($ millions)	Canada	United States	Mexico	Peru	Other International	Total
Net interest income	$5,699	$480	$1,048	$895	$3,342	$11,464
Net fee and commission revenues	4,588	459	452	416	1,226	7,141
Net income from investments in associated corporations	239	–	4	5	659	907
Other operating income	905	286	122	72	955	2,340
Provision for credit losses	472	38	130	246	410	1,296
Operating expenses	6,372	464	1,049	628	3,223	11,736
Provision for income taxes	973	195	61	166	522	1,917
	$3,614	$528	$386	$348	$2,027	$6,903
Corporate adjustments						(206)
Net income						$6,697
Net income attributable to non-controlling interests						275
Non-controlling interests in subsidiaries						244
Capital instrument equity holders						31
Net income attributable to equity holders of the Bank						$6,422
Total average assets ($ billions)	$433	$110	$21	$15	$143	$722
Corporate adjustments						27
Total average assets, including corporate adjustments						$749

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

For the year ended October 31, 2012 ($ millions)	Canada	United States	Mexico	Peru	Other International	Total
Net interest income	$4,762	$542	$846	$832	$3,144	$10,126
Net fee and commission revenues	4,227	422	416	376	1,004	6,445
Net income from investments in associated corporations	214	–	3	4	377	598
Other operating income	1,489	275	58	23	986	2,831
Provision for credit losses	515	20	89	180	348	1,152
Operating expenses	5,715	412	878	587	2,915	10,507
Provision for income taxes	879	290	28	156	374	1,727
	$3,583	$517	$328	$312	$1,874	$6,614
Corporate adjustments						(148)
Net income						$6,466
Net income attributable to non-controlling interests						223
Non-controlling interests in subsidiaries						198
Capital instrument equity holders						25
Net income attributable to equity holders of the Bank						$6,243
Total average assets ($ billions)	$378	$91	$20	$12	$131	$632
Corporate adjustments						28
Total average assets, including corporate adjustments						$660

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

172      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended October 31, 2011 ($ millions)	Canada	United States	Mexico	Peru	Other International	Total
Net interest income	$4,613	$579	$879	$647	$2,382	$9,100
Net fee and commission revenues	4,014	395	409	343	744	5,905
Net income from investments in associated corporations	219	–	1	–	377	597
Other operating income	825	171	46	16	926	1,984
Provision for credit losses	621	(12)	145	85	297	1,136
Operating expenses	5,483	441	869	520	2,269	9,582
Provision for income taxes	626	264	73	138	234	1,335
	$2,941	$452	$248	$263	$1,629	$5,533
Corporate adjustments						(203)
Net income						$5,330
Net income attributable to non-controlling interests						149
Non-controlling interests in subsidiaries						91
Capital instrument equity holders						58
Net income attributable to equity holders of the Bank						$5,181
Total average assets ($ billions)	$360	$62	$19	$10	$113	$564
Corporate adjustments						22
Total average assets, including corporate adjustments						$586

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

32	Related party transactions

Compensation of key management personnel of the Bank

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the Chief Executive Officer (CEO), all direct reports of the CEO and the Chief Financial Officer.

For the year ended October 31 ($ millions)	2013	2012
Salaries and cash incentives(1)	$20	$20
Equity-based payment(2)	34	31
Pension and other benefits(1)	2	1
Total	$56	$52

(1)	Expensed during the year.
(2)	Awarded during the year.

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Directors’

Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 28 for further details of these plans.

Loans and deposits of key management personnel

As at October 31 ($ millions)	2013	2012
Loans	$1	$2
Deposits	$12	$15

In Canada, loans are currently granted to key management personnel at market terms and conditions. Effective March 1, 2001, the Bank discontinued the practice of granting loans to key management personnel in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.

The Bank’s committed credit exposure to companies controlled by directors totaled $3.5 million as at October 31, 2013 (2012 – $4.3 million), while actual utilized amounts were $1.3 million (2012 – $1.6 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and were recorded as follows:

As at and for the year ended October 31 ($ millions)	2013	2012	2011
Net income	$20	$21	$25
Loans	511	451	255
Deposits	287	572	392
Guarantees and commitments	58	49	41

The Bank manages assets of $1.7 billion (October 31, 2012 – $1.7 billion) which is a portion of the Scotiabank principal pension plan assets and earns $4 million (October 31, 2012 – $3 million) in fees.

Scotiabank Annual Report  2013      173

CONSOLIDATED FINANCIAL STATEMENTS

33	Principal subsidiaries and non-controlling interests in subsidiaries

(a) Principal subsidiaries(1)

The following table presents the principal subsidiaries the Bank owns, directly or indirectly. All of these subsidiaries are included in the Bank’s consolidated financial statements.

		Carrying value of shares
As at October 31 ($ millions)	Principal office	2013	2012
Canadian
BNS Investments Inc.	Toronto, Ontario	$11,707	$11,711
Montreal Trust Company of Canada	Montreal, Quebec
Dundee Bank of Canada(2)	Toronto, Ontario	822	784
DundeeWealth Inc.(2)	Toronto, Ontario	3,869	3,713
ING Bank of Canada	Toronto, Ontario	3,267	–
National Trustco Inc.	Toronto, Ontario	640	620
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Stratford, Ontario
RoyNat Inc.	Toronto, Ontario	47	34
1832 Asset Management L.P.	Toronto, Ontario	373	318
Scotia Capital Inc.	Toronto, Ontario	1,045	994
Scotia Dealer Advantage Inc.	Burnaby, British Columbia	267	195
Scotia Insurance Agency Inc.	Toronto, Ontario	3	2
Scotia Life Insurance Company	Toronto, Ontario	148	110
Scotia Life Financial Services Inc.	Toronto, Ontario	2	1
Scotia Mortgage Corporation	Toronto, Ontario	589	496
Scotia Securities Inc.	Toronto, Ontario	52	54

International
Banco Colpatria Multibanca Colpatria S.A. (51%)	Bogota, Colombia	1,241	1,122
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	286	268
The Bank of Nova Scotia International Limited	Nassau, Bahamas	11,698	10,393
BNS (Colombia) Holdings Limited (99.9%)	Nassau, Bahamas
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (Belize) Ltd.	Belize City, Belize
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland
Scotiabank (Turks and Caicos) Ltd.	Providenciales, Turks and Caicos Islands
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.4%)	Mexico, D.F., Mexico	2,700	2,317
Nova Scotia Inversiones Limitada	Santiago, Chile	2,452	2,349
Scotiabank Chile (99.6%)	Santiago, Chile
Scotia Capital (Europe) Limited	London, England	69	64
Scotia Capital (USA) Inc.(3)	New York, New York
Scotia Group Jamaica Limited (71.8%)	Kingston, Jamaica	483	493
The Bank of Nova Scotia Jamaica Limited	Kingston, Jamaica
Scotia Investments Jamaica Limited (77.0%)	Kingston, Jamaica
Scotia Holdings (US) Inc.(4)	Houston, Texas
The Bank of Nova Scotia Trust Company of New York	New York, New York
Scotiabanc Inc.	Houston, Texas
Scotia International Limited	Nassau, Bahamas	863	846
Scotiabank Anguilla Limited	The Valley, Anguilla
Scotiabank Brasil S.A. Banco Multiplo	Sao Paulo, Brazil	158	179
Scotiabank de Puerto Rico	San Juan, Puerto Rico	937	853
Scotiabank El Salvador, S.A. (99.3%)	San Salvador, El Salvador	427	382
Scotiabank Europe plc	London, England	1,996	1,848
Scotiabank Peru S.A.A. (97.8%)	Lima, Peru	2,560	2,236
Scotiabank Trinidad and Tobago Limited (50.9%)	Port of Spain, Trinidad and Tobago	291	262

(1)	The Bank (or immediate parent of an entity) owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.
(2)	Effective November 1, 2013 the name of Dundee Bank of Canada has been changed to Hollis Canadian Bank and DundeeWealth Inc. has been changed to HollisWealth Inc.
(3)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.
(4)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.

174      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Subsidiaries may have a different reporting date from that of the Bank of October 31. Dates may differ for a variety of reasons including local reporting requirements or tax laws. In accordance with our accounting policies, for the purpose of inclusion in the consolidated financial statements of the Bank, adjustments are made for subsidiaries with different reporting dates.

(b) Non-controlling interests in subsidiaries

The Bank’s significant non-controlling interests in subsidiaries are comprised of the following entities:

	As at			For the year ended
	2013		2012	2013		2012
October 31 ($ millions)	Non-controlling interest %	Non-controlling interests in subsidiaries	Non-controlling interests in subsidiaries	Net income attributable to non-controlling interests in subsidiaries	Dividends paid to non-controlling interest	Net income attributable to non-controlling interests in subsidiaries	Dividends paid to non-controlling interest
Banco Colpatria Multibanca Colpatria S.A.(1)	49.0%	$423	$327	$129	$31	$100	$–
Scotia Group Jamaica Limited	28.2%	229	232	36	16	37	16
Scotiabank Trinidad and Tobago Limited	49.1%	262	234	44	24	43	17
Grupo Financiero Scotiabank Inverlat, S.A. de C.V.	2.6%	141	137	10	3	9	6
Scotiabank Peru S.A.A.	2.2%	23	20	7	3	5	2
Other	N/A	77	16	18	3	4	3
Total		$1,155	$966	$244	$80	$198	$44

(1)	Non-controlling interest holders for Banco Colpatria Multibanca Colpatria S.A. have a right to sell their holding to the Bank after the end of 7th anniversary (January 17, 2019) and at subsequent pre-agreed intervals, into the future, at fair market value.

Summarized financial information of the Bank’s subsidiaries with significant non-controlling interests are as follows:

	For the twelve months ended and as at October 31, 2013
($ millions)	Revenue	Total comprehensive income	Total assets	Total liabilities
Banco Colpatria Multibanca Colpatria S.A.	$917	$263	$10,516	$8,862
Scotia Group Jamaica Limited	350	116	3,894	3,156
Scotiabank Trinidad and Tobago Limited	204	89	3,231	2,692
Grupo Financiero Scotiabank Inverlat, S.A. de C.V.	1,624	390	23,020	20,163
Scotiabank Peru S.A.A.	1,311	347	16,434	14,249

	For the twelve months ended and as at October 31, 2012
($ millions)	Revenue	Total comprehensive income	Total assets	Total liabilities
Banco Colpatria Multibanca Colpatria S.A.	$621	$201	$8,975	$7,528
Scotia Group Jamaica Limited	352	101	3,985	3,234
Scotiabank Trinidad and Tobago Limited	190	88	2,814	2,329
Grupo Financiero Scotiabank Inverlat, S.A. de C.V.	1,302	327	18,944	16,462
Scotiabank Peru S.A.A.	1,181	300	13,441	11,463

Scotiabank Annual Report  2013      175

CONSOLIDATED FINANCIAL STATEMENTS

34	Fee and commission revenues

The following table presents details of banking revenues and wealth management revenues in fee and commission revenues.

For the year ended October 31 ($ millions)	2013	2012	2011
Banking
Card revenues	$816	$768	$608
Deposit and payment services	1,122	1,083	973
Credit fees	943	897	856
Other	611	467	435
Total banking revenues	$3,492	$3,215	$2,872
Wealth management
Mutual funds	$1,280	$1,125	$940
Brokerage fees	848	721	728
Investment management and trust	365	324	295
Total wealth management revenues	$2,493	$2,170	$1,963

35	Trading revenues

The following table presents details of trading revenues.

For the year ended October 31 ($ millions)	2013	2012	2011
Interest rate and credit	$598	$520	$322
Equities	120	115	27
Commodities	338	425	335
Foreign exchange	198	232	181
Other	46	24	(35)
Total	$1,300	$1,316	$830

36	Earnings per share

For the year ended October 31 ($ millions)	2013	2012	2011
Basic earnings per common share
Net income attributable to common shareholders	$6,205	$6,023	$4,965
Average number of common shares outstanding (millions)	1,195	1,133	1,072
Basic earnings per common share(1) (in dollars)	$5.19	$5.31	$4.63
Diluted earnings per common share
Net income attributable to common shareholders	$6,205	$6,023	$4,965
Adjustments to net income due to:(2)
Capital instruments	18	54	71
Share-based payment options and others	3	(21)	(21)
Adjusted income attributable to common shareholders	$6,226	$6,056	$5,015
Average number of common shares outstanding (millions)	1,195	1,133	1,072
Adjustments to average shares due to:(2) (millions)
Capital instruments	8	23	30
Share-based payment options and others	6	4	6
Average number of diluted common shares outstanding (millions)	1,209	1,160	1,108
Diluted earnings per common share(1) (in dollars)	$5.15	$5.22	$4.53

(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain grants of tandem stock appreciation rights or options, including obligations of the Bank to purchase non-controlling interests that may, at the Bank’s option, be settled by issuing common shares, were antidilutive for the periods presented and, as a result, were not included in the calculation of diluted earnings per share.

The calculation of diluted earnings per share includes the dilutive impact of certain capital instruments (Scotiabank Trust Securities – Series 2000-1, Series 2002-1 and Series 2003-1) for the periods these instruments were outstanding. The impact on the diluted earnings per share of including these instruments was $0.02 (2012 – $0.06; 2011 – $0.05). The calculation also includes the dilutive impact of share-based payment options, Tandem SARs, and other options. The impact of these instruments was $0.02 (2012 – $0.03; 2011 – $0.05).

During the year, 2,835,008 (2012 – 6,739,163) Tandem SARs were voluntarily renounced by certain employees while retaining their corresponding option for shares (refer to Note 28). The impact of the renouncement is not material to the diluted earnings per share.

176      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

37	Guarantees and commitments

(a)	Guarantees

The Bank enters into various types of guarantees in the normal course of business. Guarantees represent an agreement with another counterparty to make a payment to them when certain specified events occur. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

	2013	2012
As at October 31 ($ millions)	Maximum potential amount of future payments(1)	Maximum potential amount of future payments(1)
Standby letters of credit and letters of guarantee	$ 24,201	$ 22,136
Liquidity facilities	4,411	3,926
Derivative instruments	5,705	4,910
Indemnifications	557	552

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.

(i)	Standby letters of credit and letters of guarantee

Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third-party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans. As at October 31, 2013, $3 million (2012 – $4 million) was included in other liabilities in the Consolidated Statement of Financial Position with respect to these guarantees.

(ii)	Liquidity facilities

The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities generally provide an alternative source of financing, in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. These facilities generally have a term of up to three years. Of the $4,411 million (2012 – $3,926 million) in backstop liquidity facilities provided to asset-backed commercial paper conduits, 94% (2012 – 89%) is committed liquidity for the Bank’s sponsored conduits.

(iii)	Derivative instruments

The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if certain events occur. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates, commodity prices or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments. As at October 31, 2013, $234 million (2012 – $372 million) was included in derivative instrument liabilities in the Consolidated Statement of Financial Position with respect to these derivative instruments.

(iv)	Indemnifications

In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2013, $3 million (2012 – $4 million) was included in other liabilities in the Consolidated Statement of Financial Position with respect to indemnifications.

(b)	Other indirect commitments

In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Statement of Financial Position. These may include:

–	Commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed;
–	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;
–	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and
–	Security purchase commitments which require the Bank to fund future investments.

These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.

Scotiabank Annual Report  2013      177

CONSOLIDATED FINANCIAL STATEMENTS

The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Statement of Financial Position.

As at October 31 ($ millions)	2013	2012
Commercial letters of credit	$1,801	$1,133
Commitments to extend credit(1)
Original term to maturity of one year or less	44,312	40,691
Original term to maturity of more than one year	74,472	69,178
Securities lending	25,839	14,408
Securities purchase and other commitments	625	678
Total	$147,049	$126,088

(1)	Includes liquidity facilities, net of credit enhancements.

(c)	Assets pledged and repurchase agreements

In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. The carrying value of pledged assets and details of related activities are shown below.

As at October 31 ($ millions)	2013	2012(3)
Assets pledged to:
Bank of Canada(1)	$25	$25
Foreign governments and central banks(1)	4,346	4,859
Clearing systems, payment systems and depositories(1)	1,069	1,920
Assets pledged in relation to exchange-traded derivative transactions	1,507	1,465
Assets pledged as collateral related to securities borrowed, and securities lent	54,917	38,624
Assets pledged in relation to over-the-counter derivative transactions	5,773	5,371
Assets pledged in relation to covered bond program (Note 14)	14,197	17,071
Assets pledged under CMHC programs (Note 13)	26,992	25,476
Other	3,418	3,005
Total assets pledged	$112,244	$97,816
Obligations related to securities sold under repurchase agreements	68,868	52,216
Total(2)	$181,112	$150,032

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged or lodged to have access to the facilities of central banks in foreign jurisdictions.
(2)	Includes assets that have been received from counterparties through normal course of business in securities financing and derivative transactions.
(3)	Prior period amounts have been restated to reflect the current period presentation.

(d)	Other executory contracts

The Bank and its subsidiaries have entered into certain long-term executory contracts, relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.

178      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

38	Financial instruments – risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2012:

–	extensive risk management policies define the Bank’s risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. These policies are approved by the Bank’s Board of Directors, either directly or through the Executive and Risk Committee, (the Board);
–	guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented;
–	processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and
–	compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.

Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 6. Note 9 provides details on the terms and conditions of the Bank’s derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading and hedging activities.

(a)	Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank’s credit risk strategy and credit risk policy are developed by its Global Risk Management (GRM) department and are reviewed and approved by the Board on an annual basis. The credit risk strategy defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the credit risk strategy are to ensure that, for the Bank, including the individual business lines:

–	target markets and product offerings are well defined;
–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and
–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.

The credit risk policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, the calculation of the allowance for credit losses and the authorization of write-offs. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.

The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and transaction ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, each exposure has been assigned to a particular pool (real estate secured, other retail – term lending, unsecured revolving) and within each pool to a risk grade. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the pool and risk grade level. Further details on credit risk relating to derivatives are provided in Note 9(c).

(i)	Credit risk exposures

Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank i.e. exposures subject to credit risk capital. The Bank uses the advanced internal ratings based approach (AIRB) for all material Canadian, U.S. and European portfolios, and effective 2011 for a significant portion of all international corporate and commercial portfolios. The remaining portfolios, including other individual portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience, for probability of default (PD), loss given default (LGD) and exposure at default (EAD), as defined below:

–	EAD: Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.
–	PD: Measures the likelihood that a borrower will default within a 1-year time horizon, expressed as a percentage.
–	LGD: Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures. Standardized risk weights also takes into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value for real estate secured retail exposures.

Scotiabank Annual Report  2013      179

CONSOLIDATED FINANCIAL STATEMENTS

As at October 31 ($ millions)	2013				2012
	Exposure at default(1)
Category	Drawn(2)	Undrawn commitments	Other exposures(3)	Total	Total
By counterparty type
Non-retail
AIRB portfolio
Corporate	$78,107	$42,811	$48,325	$169,243	$157,334
Bank	25,797	12,388	21,586	59,771	59,435
Sovereign	150,143	1,568	7,402	159,113	141,491
	254,047	56,767	77,313	388,127	358,260
Standardized portfolio
Corporate	38,102	2,947	1,995	43,044	39,898
Bank	2,389	75	390	2,854	3,793
Sovereign	5,667	–	–	5,667	5,205
	46,158	3,022	2,385	51,565	48,896
Total non-retail	$300,205	$59,789	$79,698	$439,692	$407,156
Retail
AIRB portfolio
Real estate secured	$120,420	$12,856	$–	$133,276	$97,685
Qualifying revolving	15,174	12,900	–	28,074	26,027
Other retail	20,011	735	–	20,746	16,774
	155,605	26,491	–	182,096	140,486
Standardized portfolio
Real estate secured	21,186	–	–	21,186	18,848
Other retail	20,488	–	–	20,488	16,913
	41,674	–	–	41,674	35,761
Total retail	$197,279	$26,491	$–	$223,770	$176,247
Total	$497,484	$86,280	$79,698	$663,462	$583,403
By geography(4)
Canada	$306,523	$54,591	$29,499	$390,613	$339,320
United States	54,686	19,467	30,213	104,366	94,784
Mexico	16,439	324	1,096	17,859	14,079
Other International
Europe	13,919	5,118	11,035	30,072	27,723
Caribbean	30,438	1,685	1,911	34,034	32,700
Latin America (excluding Mexico)	44,527	1,194	3,838	49,559	42,312
All other	30,952	3,901	2,106	36,959	32,485
Total	$497,484	$86,280	$79,698	$663,462	$583,403

(1)	Exposure at default is presented after credit risk mitigation. Exposures exclude available-for-sale equity securities and other assets.
(2)	Non-retail drawn includes loans, acceptances, deposits with banks and available-for-sale debt securities. Retail drawn includes residential mortgages, credit cards, lines of credit, and other personal loans.
(3)	Non-retail other exposures include off-balance sheet lending instruments such as letters of credit, letters of guarantees, securitizations, derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral. Not applicable for retail exposures.
(4)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

180      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position asset categories cross-referenced to credit risk exposures

The table below provides a mapping of on-balance sheet asset categories that are included in the various Basel III exposure categories as presented in the credit exposure summary table on page 180 of these financial statements. In addition, it also provides other exposures which are subject to market risk and/or other assets which are not subject to market and credit risk with a reconciliation to the balance sheet. The amounts for Basel III purposes do not include certain assets such as cash, precious metals, investment securities (equities) and other assets. Also excluded from Basel III credit exposures are certain trading assets and all assets of the Bank’s insurance subsidiaries.

	Exposures subject to credit risk capital					Other exposures
	Drawn(1)		Other exposures			Subject to market risk capital
As at October 31, 2013 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	Derivatives		All Other(1)	Total
Cash and deposits with financial institutions	$51,274	$–	$–	$–	$–	$236	$1,828	$53,338
Precious metals	–	–	–	–	–	–	8,880	8,880
Trading assets
Securities	–	–	–	–	–	84,195	1	84,196
Loans	7,812	–	–	–	–	3,413	–	11,225
Other	–	–	–	–	–	1,068	–	1,068
Financial assets designated at fair value through profit or loss	69	–	–	–	–	–	37	106
Securities purchased under resale agreements and securities borrowed	–	–	–	82,533	–	–	–	82,533
Derivative financial instruments	–	–	–	–	24,503	–	–	24,503
Investment securities	29,293	–	225	–	–	–	4,785	34,303
Loans:
Residential Mortgages(2)	86,729	123,039	–	–	–	–	97	209,865
Personal and credit cards	–	74,068	1,933	–	–	–	7	76,008
Business & government	113,505	–	5,811	201	–	–	33	119,550
Allowances for credit losses(3)	(774)	–	–	–	–	–	(2,499)	(3,273)
Customers’ liability under acceptances	10,556	–	–	–	–	–	–	10,556
Property and equipment	–	–	–	–	–	–	2,228	2,228
Investment in associates	–	–	–	–	–	–	5,294	5,294
Goodwill and other intangibles assets	–	–	–	–	–	–	10,704	10,704
Other (including deferred tax assets)	1,741	172	–	–	–	–	10,791	12,704
Total	$300,205	$197,279	$7,969	$82,734	$24,503	$88,912	$42,186	$743,788

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $86.2 billion in mortgages guaranteed by Canada Mortgage Housing Corporation including 90% of privately insured mortgages.
(3)	Gross of allowances against impaired loans for AIRB exposures and net of allowances against impaired loans for standardized exposures.

	Exposures subject to credit risk capital					Other exposures
	Drawn(1)		Other exposures			Subject to market risk capital
As at October 31, 2012 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	Derivatives		All Other(1)	Total
Cash and deposits with financial institutions	$46,217	$–	$–	$–	$–	$312	$808	$47,337
Precious metals	–	–	–	–	–	–	12,387	12,387
Trading assets
Securities	–	–	–	–	–	74,638	1	74,639
Loans	10,495	–	–	–	–	2,362	–	12,857
Other	–	–	–	–	–	100	–	100
Financial assets designated at fair value through profit or loss	165	–	–	–	–	–	32	197
Securities purchased under resale agreements and securities borrowed	–	–	–	66,189	–	–	–	66,189
Derivative financial instruments	–	–	–	–	30,338	–	–	30,338
Investment securities	28,793	–	158	–	–	–	4,410	33,361
Loans:
Residential Mortgages(2)	90,075	85,477	–	–	–	–	79	175,631
Personal and credit cards	–	66,506	1,771	–	–	–	–	68,277
Business & government	105,023	–	6,442	–	–	–	84	111,549
Allowances for credit losses(3)	(546)	–	–	–	–	–	(2,423)	(2,969)
Customers’ liability under acceptances	8,932	–	–	–	–	–	–	8,932
Property and equipment	–	–	–	–	–	–	2,260	2,260
Investment in associates	–	–	–	–	–	–	4,760	4,760
Goodwill and Other intangibles assets	–	–	–	–	–	–	8,692	8,692
Other (including Deferred tax assets)	1,226	143	–	–	–	–	12,138	13,507
Total	$290,380	$152,126	$8,371	$66,189	$30,338	$77,412	$43,228	$668,044

(1)	Includes assets for Bank’s insurance subsidiaries and all other assets which are not subject to credit and market risks.
(2)	Includes $88.7 billion in mortgages guaranteed by Canada Mortgage Housing Corporation including 90% of privately insured mortgages.
(3)	Gross of allowances against impaired loans for AIRB exposures and net of allowances against impaired loans for standardized exposures.

Scotiabank Annual Report  2013      181

CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Credit quality of non-retail exposures

Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s management; the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.

The Bank’s non-retail portfolio is well diversified by industry. As at October 31, 2013, and October 31, 2012, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2012.

Internal grades (IG) are used to differentiate the risk of default of a borrower. The following table cross references the Bank’s internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings(1)
Equivalent External Rating
S&P	Moody’s	DBRS	Internal Grade	Internal Grade Code	PD Range(2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)		99 – 98	0.0000% – 0.0610%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0610% – 0.1699%
A to A-	A2 to A3	A to A (low)	Investment grade	90	0.0951% – 0.2249%
BBB+	Baa1	BBB (high)		87	0.1187% – 0.2977%
BBB	Baa2	BBB		85	0.1481% – 0.3941%
BBB-	Baa3	BBB (low)		83	0.1849% – 0.5216%
BB+	Ba1	BB (high)		80	0.3026% – 0.6923%
BB	Ba2	BB		77	0.4950% – 0.9189%
BB-	Ba3	BB (low)	Non-Investment grade	75	0.8099% – 1.2196%
B+	B1	B (high)		73	1.2196% – 1.6188%
B to B-	B2 to B3	B to B (low)		70	1.6188% – 3.1128%
CCC+	Caa1	–		65	3.1128% – 10.9168%
CCC	Caa2	–	Watch list	60	10.9168% – 21.6358%
CCC- to CC	Caa3 to Ca	–		40	21.6358% – 36.8521%
–	–	–		30	36.8521% – 61.4244%
Default			Default	27 – 21	100%

(1)	Applies to non-retail portfolio.
(2)	PD ranges overlap across IG codes as the Bank utilizes two risk rating systems for its AIRB portfolios, and each risk rating system has its own separate IG to PD mapping.

Non-retail AIRB portfolio

The credit quality of the non-retail AIRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

		Basel III				Basel II
		2013				2012(1)
		Exposure at Default(2)
As at October 31 ($ millions) Category of internal grades	IG Code	Drawn	Undrawn commitments	Other exposures(3)	Total	Total
Investment grade	99-98	$47,730	$2,013	$13,691	$63,434	$52,263
	95	12,745	7,801	21,103	41,649	42,171
	90	15,380	9,319	16,006	40,705	31,697
	87	9,969	8,985	7,854	26,808	23,452
	85	18,111	8,392	5,992	32,495	27,011
	83	18,680	7,381	4,004	30,065	30,447
Non-Investment grade	80	16,609	7,035	2,920	26,564	21,855
	77	10,467	2,605	1,394	14,466	15,196
	75	8,488	1,990	2,968	13,446	12,919
	73	2,915	686	735	4,336	3,938
	70	3,126	415	233	3,774	3,651
Watch list	65	939	58	33	1,030	903
	60	556	23	12	591	875
	40	658	28	20	706	848
	30	9	1	1	11	35
Default	27-21	1,449	35	43	1,527	1,997
Total, excluding residential mortgages		$167,831	$56,767	$77,009	$301,607	$269,258
Government guaranteed residential mortgages(4)		86,216			86,216	88,744
Total		$254,047	$56,767	$77,009	$387,823	$358,002

(1)	Prior period amounts have not been restated as they represent the actual amounts reported in that period for regulatory purposes.
(2)	After credit risk mitigation.
(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, excluding first loss protection of $304 (October 31, 2012 – $258), derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.
(4)	These exposures are classified as sovereign exposures and are included in the non-retail category.

182      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Non-retail standardized portfolio

Non-retail standardized portfolio as at October 31, 2013 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $52 billion (October 31, 2012 – $49 billion). Exposures to most Corporate/Commercial counterparties mainly in the Caribbean and Latin American region, are to non-investment grade counterparties based on the Bank’s internal grading systems.

(iii)	Credit quality of retail exposures

The Bank’s credit underwriting methodology and risk modeling in Canada is customer rather than product focused. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive scoring models. Individual credit requests are processed by proprietary adjudication software designed to calculate the maximum debt for which a customer qualifies. The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of October 31, 2013, 55% of the Canadian banking residential mortgage portfolio is insured and the average loan-to-value ratio of the uninsured portion of the portfolio is 57%.

Retail AIRB portfolio

The data in the table below provides a distribution of the retail AIRB exposure within each PD grade by exposure class:

	Basel III						Basel II
As at October 31 ($ millions)	2013						2012(1)
	Exposure at default(2)
		Real estate secured
Category of (PD) grades	PD range	Mortgages	Line of credit	Qualifying revolving	Other retail	Total	Total
Exceptionally Low	0.0000% - 0.0499%	$16,000	$3	$16	$559	$16,578	$15,159
Very Low	0.0500% - 0.1999%	51,163	22,918	11,433	1,741	87,255	65,371
Low	0.2000% - 0.9999%	26,478	1,450	6,578	11,552	46,058	32,685
Medium Low	1.0000% - 2.9999%	3,430	3,958	6,073	4,467	17,928	16,149
Medium	3.0000% - 9.9999%	3,862	2,183	2,718	1,906	10,669	7,775
High	10.0000% - 19.9999%	–	303	630	1	934	1,747
Extremely High	20.0000% - 99.9999%	1,002	252	423	400	2,077	1,097
Default	100%	244	30	203	120	597	503
Total		$102,179	$31,097	$28,074	$20,746	$182,096	$140,486

(1)	Prior period amounts have not been restated as they represent the actual amounts reported in that period for regulatory purposes.
(2)	After credit risk mitigation.

Retail standardized portfolio

The retail standardized portfolio of $42 billion as at October 31, 2013 (October 31, 2012 – $36 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total retail standardized exposures, $21 billion (October 31, 2012 – $19 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(iv)	Collateral

Collateral held

In the normal course of business, to reduce its exposure to counterparty credit risk, the Bank receives collateral on derivative, securities lending, and other transactions related to the capital markets. The following are examples of the terms and conditions customary to collateral for these types of transactions:

–	The risks and rewards of the pledged assets reside with the pledgor.
–	Additional collateral is required when the market value of the transaction exceeds thresholds agreed upon with the pledgor.
–	The Bank is normally permitted to sell or repledge the collateral it receives, although this right is specific to each agreement under which the collateral is pledged.
–	Upon satisfaction of the obligation, the Bank must return the pledged assets, unless the Bank has the right to sell or repledge the collateral it receives, in which case the Bank must return comparable collateral to the pledgor.

As at October 31, 2013, the approximate market value of collateral accepted that may be sold or repledged by the Bank was $90.6 billion

(October 31, 2012 – $73.8 billion – Prior period amounts have been restated to reflect the current period presentation. Refer to Note 2). This collateral is held primarily in connection with reverse repurchase agreements, securities lending, and derivative transactions.

Collateral pledged

In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 37(c) details the nature and extent of the Bank’s asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities financing, and other borrowing activities. Standard risk management controls are applied with respect to asset pledging.

Assets acquired in exchange for loans

The carrying value of non-financial assets acquired in exchange for loans as at October 31, 2013 was $388 million (October 31, 2012 – $375 million) mainly comprised of real estate and were classified as either held for sale or held for use as appropriate.

Scotiabank Annual Report  2013      183

CONSOLIDATED FINANCIAL STATEMENTS

(b)	Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk through its weekly meetings.

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(i)	Commitments to extend credit

In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Statement of Financial Position, are subject to normal credit standards, financial controls and monitoring procedures. As at October 31, 2013 and October 31, 2012, the majority of commitments to extend credit had a remaining term to maturity of less than one year.

(ii)	Derivative instruments

The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The maturity profile of the notional amounts of the Bank’s derivative instruments is summarized in Note 9(b).

(c)	Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The LCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures.

The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The Board reviews results from these metrics quarterly. Models are independently validated internally prior to implementation and are subject to formal periodic review.

VaR is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. The quality of the Bank’s VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can absorb potential losses from abnormal events. The Bank subjects its trading portfolios to a series of stress tests on a daily, weekly and monthly basis.

Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers. Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate-sensitive assets, liabilities and derivative instruments are assigned to defined time periods, on the earlier of contractual repricing or maturity dates on the basis of expected repricing dates.

(i)	Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer. The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits.

Interest rate sensitivity gap

The following table summarizes carrying amounts of assets, liabilities and equity, and derivative instrument notional amounts in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns and reclassify the Bank’s trading instruments to the immediately rate sensitive and within 3 months categories. Consumer behaviour assumptions are used to reclassify certain non-maturity assets and liabilities.

184      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

As at October 31, 2013 ($ millions)	Immediately rate sensitive(1)	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash and deposits with financial institutions	$35,486	$12,732	$90	$–	$–	$5,030	$53,338
Precious metals	–	–	–	–	–	8,880	8,880
Trading assets	2,607	9,903	6,898	23,712	16,376	36,993	96,489
Financial assets designated at fair value through profit and loss	–	–	–	–	–	106	106
Securities purchased under resale agreements and securities borrowed	31,105	39,366	8,402	74	–	3,586	82,533
Investment securities	1	11,564	6,017	11,175	2,278	3,268 (2)	34,303
Loans	20,042	176,087	44,851	144,874	14,925	1,371 (3)	402,150
Other assets	–	–	–	–	–	65,989 (4)	65,989
Total assets	$89,241	$249,652	$66,258	$179,835	$33,579	$125,223	$743,788
Deposits	$73,162	$265,960	$58,141	$93,346	$6,399	$19,546	$516,554
Obligations related to securities sold short	153	285	2,009	14,034	6,011	2,485	24,977
Obligations related to securities sold under repurchase agreements and securities lent	40,079	29,141	6,976	–	–	1,312	77,508
Capital instruments	–	–	–	–	650	–	650
Subordinated debentures	–	–	1,148	2,712	1,981	–	5,841
Other liabilities	829	2,741	1,101	2,346	2,366	62,324 (4)	71,707
Equity	–	856	900	2,328	750	41,717 (4)	46,551
Total liabilities and equity	$114,223	$298,983	$70,275	$114,766	$18,157	$127,384	$743,788
On-balance sheet gap	$(24,982)	$(49,331)	$(4,017)	$65,069	$15,422	$(2,161)	$–
Off-balance sheet gap	–	16,316	(23,155)	(1,488)	8,668	(341)	–
Interest rate sensitivity gap based on contractual repricing	$(24,982)	$(33,015)	$(27,172)	$63,581	$24,090	$(2,502)	$–
Adjustment to expected repricing	66,038	8,411	11,025	(47,094)	(17,620)	(20,760)	–
Total interest rate sensitivity gap	$41,056	$(24,604)	$(16,147)	$16,487	$6,470	$(23,262)	$–

As at October 31, 2012 ($ millions)
Total interest rate sensitivity gap	$35,476	$(24,131)	$(20,254)	$21,269	$6,618	$(18,978)	$–

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.
(2)	Represents common shares, preferred shares, and equity accounted investments.
(3)	Includes net impaired loans, less the collective allowance on performing loans.
(4)	Includes non-financial instruments.

Scotiabank Annual Report  2013      185

CONSOLIDATED FINANCIAL STATEMENTS

Average effective yields by the earlier of the contractual repricing or maturity dates

The following tables summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following interest rate-sensitive financial instruments:

As at October 31, 2013 (%)	Immediately rate sensitive	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash and deposits with financial institutions	0.3%	1.2%	0.5%	–%	–%	–%	0.5%
Precious metals	–	–	–	–	–	–	–
Trading assets	0.9	1.0	1.6	3.0	3.9	–	2.7
Financial assets designated at fair value through profit and loss	–	–	–	–	–	–	–
Securities purchased under resale agreements and securities borrowed	0.4	0.7	0.5	1.2	–	–	0.6
Investment securities(1)	1.5	3.1	2.5	2.3	3.3	–	2.7
Loans(2)	4.5	3.8	4.7	4.2	6.0	–	4.2
Deposits(3)	1.1	0.9	1.7	2.2	3.3	–	1.3
Obligations related to securities sold short	–	0.2	0.4	1.9	3.1	–	2.0
Obligations related to securities sold under repurchase agreements and securities lent(3)	0.2	1.4	0.3	–	–	–	0.7
Capital instruments(3)	–	–	–	–	7.8	–	7.8
Subordinated debentures(3)	–	–	4.4	4.4	3.7	–	4.2	(4)
Other liabilities	2.6	4.0	1.7	4.0	4.5	–	3.7

As at October 31, 2012 (%)(5)	Immediately rate sensitive	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash and deposits with financial institutions	0.3%	1.1%	2.0%	–%	–%	–%	0.5%
Precious metals	–	–	–	–	–	–	–
Trading assets	0.6	1.4	1.8	2.1	4.1	–	2.4
Financial assets designated at fair value through profit and loss	–	–	–	–	–	–	–
Securities purchased under resale agreements and securities borrowed	0.5	0.8	0.4	–	–	–	0.7
Investment securities(1)	–	3.0	3.9	2.7	3.8	–	3.0
Loans(2)	4.5	4.0	5.9	4.6	6.6	–	4.5
Deposits(3)	0.8	1.1	2.5	2.5	3.4	–	1.5
Obligations related to securities sold short	0.6	0.6	0.6	1.2	2.0	–	1.4
Obligations related to securities sold under repurchase agreements and securities lent(3)	0.2	1.3	0.3	–	–	–	0.9
Capital instruments(3)	–	–	6.3	–	7.8	–	7.1
Subordinated debentures(3)	–	5.3	5.4	4.6	3.6	–	4.7	(4)
Other liabilities	2.3	4.5	1.8	3.8	2.5	–	3.5

(1)	Yields are based on cost or amortized cost and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.
(2)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any unearned income.
(3)	Yields are based on book values and contractual rates.
(4)	After adjusting for the impact of related derivatives, the yield was 3.9% (2012 – 4.2%).
(5)	Yields for 2012 have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (refer to Note 2).

Interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point increase and decrease in interest rates across major currencies as defined by the Bank. Changes in trading positions are now excluded from the determination of structural interest rate sensitivity. Prior period amounts have been restated to reflect this change.

As at October 31	2013						2012
	Net income			Economic value of equity
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value of equity
100 bp increase	$28	$69	$97	$(349)	$(223)	$(572)	$78	$(460)
100 bp decrease	$(28)	$(75)	$(103)	$171	$249	$420	$(85)	$294
200 bp increase	$56	$138	$194	$(807)	$(435)	$(1,242)	$158	$(983)
200 bp decrease	$(57)	$(143)	$(200)	$224	$467	$691	$(167)	$377

(ii)	Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. Non-trading foreign currency risk, also referred to as structural foreign exchange risk, arises primarily from Bank’s net investments in self-sustaining foreign operations and is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the Liability Committee (LCO) reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.

186      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The LCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.

As at October 31, 2013, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $47 million (October 31, 2012 – $37 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at October 31, 2013 would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of equity by approximately $224 million (October 31, 2012 – $185 million), net of hedging.

(iii)	Equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio’s value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument’s price volatility that is determined by entity-specific characteristics.

The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio, VaR, and stress-test limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.

The majority of the Bank’s equity investment portfolios are managed by Group Treasury under the strategic direction of the LCO. Group Treasury delegates the management of a portion of equity and equity-related portfolios to other external fund managers to take advantage of these fund managers’ expertise in particular market niches and products.

The fair value of available-for-sale equity securities is shown in Note 10.

(iv)	Trading portfolio risk management

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and limits, including aggregate VaR and stress testing limits.

Trading portfolios are marked-to-market in accordance with the Bank’s valuation policies. Positions are marked-to-market daily and valuations are independently reviewed by back office or GRM units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, and a one-day holding period. This means that, once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk and equity specific risk VaR using historical simulation based on 300 days of market data. For debt specific risk VaR, the Bank uses a Monte Carlo simulation. The table below shows the Bank’s VaR by risk factor:

		For the year ended October 31, 2013
($ millions)	As at October 31, 2013	Average	High	Low	As at October 31, 2012
Credit Spread plus Interest Rate(1)	$10.9	$10.4	$15.5	$7.0	$12.	9
Credit Spread	7.6	8.0	10.3	5.6	6.	8
Interest Rate	7.4	7.6	14.8	4.4	14.	1
Equities	2.5	2.6	6.2	0.9	1.	7
Foreign Exchange	1.5	1.2	2.8	0.4	0.	8
Commodities	3.7	3.0	7.7	1.2	3.	3
Debt Specific	14.5	13.8	17.3	10.2	13.	7
Diversification Effect	(15.9)	(13.6)	N/A	N/A	(14.	0)
All-Bank VaR	$17.2	$17.4	$21.8	$13.2	$18.	4
All-Bank Stressed VaR	$33.1	$34.3	$41.3	$28.2	$38.	8

(1)	Credit Spread plus Interest Rate was labelled as Interest Rate previously. Additional granularity is now added to include Credit Spread and Interest Rate VaR separately as well as aggregated.

Below are the market risk capital requirements as at October 31, 2013.

($ millions)
All-Bank VaR	$192
All-Bank Stressed VaR	397
Incremental risk charge	338
Comprehensive risk measure	166
CRM surcharge	112
Standardized approach	31
Total market risk capital	$1,236	(1)

(1)	Equates to $ 15.5 billion of risk-weighted assets

Scotiabank Annual Report  2013      187

CONSOLIDATED FINANCIAL STATEMENTS

(d)	Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function. Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls with a view to safeguarding client assets and preserving shareholder value.

39	Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at October 31, 2013
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to three years	Three to five years	Over five years	No specific maturity	Total
Assets
Cash and deposits with financial institutions and precious metals	$48,721	$1,173	$163	$44	$13	$77	$29	$10	$11,988	$62,218
Trading assets	5,698	6,588	2,551	2,845	1,722	15,036	9,220	16,495	36,334	96,489
Financial assets designated at fair value through profit or loss	–	–	–	–	–	69	–	–	37	106
Securities purchased under resale agreement and securities borrowed	61,155	12,902	5,735	1,513	1,154	74	–	–	–	82,533
Derivative financial instruments	924	1,712	1,182	764	1,025	5,220	3,919	9,757	–	24,503
Investment securities	1,598	2,883	3,073	2,103	1,219	11,242	5,081	3,383	3,721	34,303
Loans	23,514	20,805	19,196	22,972	20,994	137,136	88,961	25,497	43,075	402,150
Customers liabilities under acceptance	8,114	2,312	129	1	–	–	–	–	–	10,556
Other assets	–	–	–	–	–	–	–	–	30,930	30,930
Liabilities and equity
Deposits	$59,728	$60,295	$46,156	$18,572	$19,574	$78,062	$35,715	$6,636	$191,816	$516,554
Acceptances	8,114	2,312	129	1	–	–	–	–	–	10,556
Obligations related to securities sold short	406	32	1,009	209	792	7,240	6,795	6,011	2,483	24,977
Derivative financial instruments	1,065	1,812	1,609	1,248	1,128	7,087	5,320	9,986	–	29,255
Obligations related to securities sold under repurchase agreements and securities lent	56,290	14,104	4,256	434	2,419	5	–	–	–	77,508
Subordinated debentures	–	–	–	–	–	–	–	5,841	–	5,841
Capital instruments	–	–	–	–	–	–	–	–	650	650
Other liabilities	406	601	228	192	247	2,727	1,865	3,009	22,621	31,896
Total equity	–	–	–	–	–	–	–	–	46,551	46,551
Off-Balance sheet commitments
Operating leases	$24	$51	$75	$71	$68	$455	$296	$499	$–	$1,539
Credit commitments(1)	3,042	3,143	9,637	11,671	12,060	32,088	43,834	2,670	5	118,150
Financial guarantees(2)	–	–	–	–	–	–	–	–	26,002	26,002
Outsourcing obligations	20	39	61	59	59	388	285	2	1	914

(1)	Includes the undrawn component of committed credit and liquidity facilities.
(2)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

188      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2012
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to three years	Three to five years	Over five years	No specific maturity	Total
Assets
Cash and deposits with financial institutions and precious metals	$40,256	$812	$221	$136	$424	$854	$9	$53	$16,959	$59,724
Trading assets	6,242	5,704	2,249	2,080	3,155	15,902	8,074	13,674	30,516	87,596
Financial assets designated at fair value through profit or loss	–	–	–	16	14	74	61	–	32	197
Securities purchased under resale agreement and securities borrowed	51,252	9,100	3,213	2,103	324	–	–	–	197	66,189
Derivative financial instruments	1,452	2,049	1,089	1,446	653	6,894	5,262	11,493	–	30,338
Investment securities	1,901	1,802	2,179	1,154	1,150	13,103	6,068	2,848	3,156	33,361
Loans	23,992	16,062	17,541	18,511	16,991	107,175	87,198	24,042	40,975	352,487
Customers liabilities under acceptance	6,696	1,932	299	5	–	–	–	–	–	8,932
Other assets	–	–	–	–	–	–	–	–	29,220	29,220
Liabilities and equity
Deposits(1)	$78,770	$49,434	$34,850	$22,715	$23,736	$64,819	$34,129	$5,446	$149,691	$463,590
Acceptances	6,696	1,932	299	5	–	–	–	–	–	8,932
Obligations related to securities sold short(1)	465	240	321	297	457	4,432	3,447	5,203	3,760	18,622
Derivative financial instruments(1)	2,184	2,670	1,370	1,779	1,108	7,252	6,610	12,326	–	35,299
Obligations related to securities sold under repurchase agreements and securities lent(1)	49,727	971	2,931	2,405	13	921	–	–	–	56,968
Subordinated debentures(1)	–	–	–	–	250	–	–	9,893	–	10,143
Capital instruments(1)	–	–	–	–	–	–	–	–	1,358	1,358
Other liabilities(1)	954	–	1,659	411	212	1,706	1,549	2,547	22,715	31,753
Total equity	–	–	–	–	–	–	–	–	41,379	41,379
Off-Balance sheet commitments
Operating leases	$24	$49	$72	$70	$68	$449	$306	$507	$–	$1,545
Credit commitments(2)	2,096	3,029	8,038	9,723	13,703	28,544	41,814	2,593	–	109,540
Financial guarantees(3)	–	–	–	–	–	–	–	–	23,269	23,269
Outsourcing obligations	15	32	46	46	46	140	13	–	–	338

(1)	Amounts have been restated to conform with current period presentation.
(2)	Includes the undrawn component of committed credit and liquidity facilities.
(3)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Scotiabank Annual Report  2013      189

CONSOLIDATED FINANCIAL STATEMENTS

40	Business combinations

Current Year

Canadian acquisition

Acquisition of ING DIRECT

On November 15, 2012, the Bank acquired 100% of the issued and outstanding common shares of ING Bank of Canada (ING DIRECT) for cash consideration of $3,126 million. ING DIRECT, a Canadian chartered bank, primarily offers personal banking products. ING DIRECT forms part of the Canadian Banking business segment. The acquisition broadens the Bank’s funding base while supporting the Bank’s overall growth objectives.

Fair value recognized on acquisition ($ millions)
Assets
Cash and deposits with financial institutions	$582
Securities purchased under resale agreements and securities borrowed	3,550
Derivative financial instruments	21
Investment securities	4,552
Loans	30,808
Property and equipment	20
Intangible assets	236
Other assets	313
$40,082
Liabilities
Deposits	$37,029
Derivative financial instruments	62
Obligations related to securities sold under repurchase agreements and securities lent	492
Other liabilities	687
$38,270
Net fair value of identifiable assets and liabilities, including intangible assets	1,812
Goodwill arising on acquisition	1,314
Cash purchase consideration transferred	$3,126

Intangible assets primarily relate to core deposit intangibles, software and other benefits from contractual agreements. Goodwill largely reflects ING DIRECT’s unique platform and future growth prospects.

To determine the fair value of the purchased loans, an aggregate credit mark adjustment of $40 million was established (incurred loss mark of $11 million and a future expected loss mark of $29 million). This adjustment captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition. There were no loans acquired at deep discount within the purchased loan portfolio.

Since the date of acquisition, the contribution of ING DIRECT to the Bank’s total revenue and net income was $510 million and $198 million, respectively, including greater benefit from the value of customer deposits. If the acquisition had occurred on November 1, 2012, management estimates that these amounts would not have been significantly different.

International acquisition

Withdrawal of proposed acquisition in Bank of Guangzhou

Since announcing the proposed investment in September of 2011, Scotiabank and the City of Guangzhou have re-evaluated the proposed partnership in light of changing conditions. As a result, on July 12,

2013 the Bank announced that it has withdrawn its application to acquire a 19.99% stake in the Bank of Guangzhou.

Any related hedges of the Bank’s exposure were also unwound.

Prior year

International acquisition

Acquisition of Banco Colpatria, Colombia

On January 17, 2012, the Bank acquired control of Banco Colpatria Multibanca Colpatria S.A. (Banco Colpatria) in Colombia with the acquisition of 51% of the common shares. As consideration for the acquisition, the Bank paid cash of US$500 million and issued 10,000,000 common shares. The fair value of the common shares, based on the quoted price of the shares of the Bank at the acquisition date, was approximately $518 million.

Banco Colpatria is a subsidiary of the Bank resulting in consolidation of 100% of its assets and liabilities with the recording of a non-controlling interest for the 49% held by another shareholder. The non-controlling interest was measured at the acquisition date at fair value (excluding its proportionate share of goodwill).

190      2013  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the identifiable assets and liabilities of Banco Colpatria as at the date of acquisition were:

Fair value recognized on acquisition ($ millions)
Assets
Cash and deposits with Banks	$571
Investment securities	480
Loans	5,566
Intangible assets arising on acquisition	65
Other assets	384
$7,066
Liabilities
Deposits	$5,007
Other liabilities	1,606
$6,613
Total identifiable net assets at fair value	$453
Bank’s share of identifiable net assets at fair value	231
Non-controlling interest share of identifiable net assets at fair value	222

Purchase consideration transferred	$1,029
Bank’s share of identifiable net assets at fair value	231
Goodwill arising on acquisition	798

Purchase consideration transferred was comprised of:
Cash	$511
Common shares	518
$1,029

Intangible assets of $65 million primarily relate to core deposit intangibles, trademark and other benefits and entitlements that emerge from various contractual agreements. Goodwill of $798 million largely reflects Banco Colpatria’s strong market presence and future growth prospects.

The gross contractual amounts of acquired loans was $6,115 million. The Bank recorded fair value adjustment representing a credit mark of $549 million. This credit mark includes $385 million towards incurred losses and $164 million towards overall expected credit loans assessed on a portfolio level.

In the first year, Banco Colpatria’s contribution to the Bank was net income of $204 million ($104 million attributable to the Bank’s common shareholders).

If the acquisition had occurred on November 1, 2011, management estimates that for the year ended October 31, 2012, Banco Colpatria’s contribution to consolidated net income would have increased to approximately $260 million. In determining this amount, management has assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on November 1, 2011.

41	Events after the Consolidated Statement of Financial Position date

Dividend declared

The Board of Directors, at its meeting on December 5, 2013, approved a quarterly dividend of 62 cents per common share. This quarterly dividend applies to shareholders of record as January 7, 2014, and is payable January 29, 2014.

Approval of consolidated financial statements

The Board of Directors reviewed the 2013 consolidated financial statements and authorized them for issue on December 6, 2013.

Scotiabank Annual Report  2013      191

Shareholder Information

Annual Meeting

Shareholders are invited to attend the 182nd Annual Meeting of Holders of Common Shares, to be held on April 8, 2014, at the Delta Okanagan Resort and Conference Centre, 1310 Water Street, Kelowna, British Columbia, Canada, beginning at 10:00 a.m. (local time).

Shareholdings and Dividends

Information regarding your shareholdings and dividends may be obtained by contacting the transfer agent.

Direct Deposit Service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Listing of Shares

Common shares of the Bank are listed for trading on the Toronto and New York stock exchanges.

Series 13, Series 14, Series 15, Series 16, Series 17, Series 18, Series 19, Series 20, Series 21, Series 22, Series 24, Series 26, Series 28, Series 30 and Series 32 preferred shares of the Bank are listed on the Toronto Stock Exchange.

Stock Symbols

STOCK	TICKER SYMBOL	CUSIP NO.
Common shares	BNS	064149 10 7
Series 13, Preferred	BNS.PR.K	064149 79 2
Series 14, Preferred	BNS.PR.L	064149 78 4
Series 15, Preferred	BNS.PR.M	064149 77 6
Series 16, Preferred	BNS.PR.N	064149 76 8
Series 17, Preferred	BNS.PR.O	064149 75 0
Series 18, Preferred	BNS.PR.P	064149 74 3
Series 19, Preferred	BNS.PR.A	064149 73 5
Series 20, Preferred	BNS.PR.Q	064149 72 7
Series 21, Preferred	BNS.PR.B	064149 71 9
Series 22, Preferred	BNS.PR.R	064149 69 3
Series 24, Preferred	BNS.PR.S	064149 13 1
Series 26, Preferred	BNS.PR.T	064149 67 7
Series 28, Preferred	BNS.PR.X	064149 65 1
Series 30, Preferred	BNS.PR.Y	064149 63 6
Series 32, Preferred	BNS.PR.Z	064149 61 0

Dividend Dates for 2014

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

RECORD DATE	PAYMENT DATE
January 7	January 29
April 1	April 28
July 2	July 29
October 7	October 29

Valuation Day Price

For Canadian income tax purposes, The Bank of Nova Scotia’s common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjusting for the two-for-one stock split in 1976, the three-for-one stock split in 1984, and the two-for-one stock split in 1998. The stock dividend in 2004 did not affect the Valuation Day amount. The stock received as part of the 2004 stock dividend is not included in the pre-1972 pool.

Duplicated Communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this Annual Report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result. If you receive, but do not require, more than one mailing for the same ownership, please contact the transfer agent to combine the accounts.

Credit Ratings

SENIOR LONG-TERM DEBT/DEPOSITS
DBRS	AA
Fitch	AA -
Moody’s	Aa2
Standard & Poor’s	A+

SHORT TERM DEPOSITS / COMMERCIAL PAPER
DBRS	R-1(high)
Fitch	F1+
Moody’s	P-1
Standard & Poor’s	A-1

SUBORDINATED DEBT
DBRS	AA(low)
Fitch	A+
Moody’s	A2
Standard & Poor’s	A -

NON-CUMULATIVE PREFERRED SHARES
DBRS	Pfd-1(low)
Moody’s	Baa1(hyb)
Standard & Poor’s	BBB+/P-2(high)*

*Canadian scale

192      2013  Scotiabank Annual Report

Glossary

Allowance for Credit Losses: An allowance set aside which, in management’s opinion, is adequate to absorb all incurred credit-related losses in the Bank’s portfolio of loans. It includes individual and collective allowances.

Assets Under Administration and Management: Assets owned by customers, for which the Bank provides management and custodial services. These assets are not reported on the Bank’s Consolidated Statement of Financial Position.

Bankers’ Acceptances (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.

Basis Point: A unit of measure defined as one-hundredth of one per cent.

Capital: Consists of common shareholders’ equity, non-cumulative preferred shares, capital instruments and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.

Capital Instrument: An innovative capital instrument that is issued indirectly through a special purpose vehicle for the purpose of obtaining funding for the Bank that normally qualifies as regulatory capital. A capital instrument may have characteristics of debt, equity, or both debt and equity (i.e., a compound instrument).

Derivative Products: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.

Fair Value: The amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

Foreign Exchange Contracts: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.

Forward Rate Agreement (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.

Futures: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.

Hedging: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.

Impaired Loans: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period. Interest is not accrued on impaired loans. Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans.

Marked-To-Market: The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.

Core Banking Margin: This ratio represents net interest income (on a taxable equivalent basis) on average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking & Markets. This is consistent with the fact that net interest from trading operations is recorded in trading revenues included in other operating income.

Notional Principal Amounts: The contract or principal amounts used to determine payments for certain off-balance sheet instruments, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.

Off-Balance Sheet Instruments: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.

Options: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.

OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.

Productivity Ratio: Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB). A lower ratio indicates improved productivity.

Repos: Repos is short for “obligations related to assets sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.

Return on Equity (ROE): Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity.

Reverse Repos: Short for “assets purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.

Scotiabank Annual Report  2013      193

Risk-Weighted Assets: Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Basel II Framework. Credit-risk risk-weighted assets are calculated based formulas specified by the Basel II Framework which are based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to on balance sheet equivalents, using specified conversion factors, before the appropriate risk measurements are applied. The Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approach to calculate operational risk capital. These capital requirements are converted to risk weighted assets equivalent by multiplying by a 12.5 factor.

Securitization: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans. The Bank normally accounts for these transfers as a sale, provided certain conditions are met, and accordingly, the loans are removed from the Consolidated Statement of Financial Position.

Special Purpose Entity: A special purpose entity (SPE) is defined as an entity created to accomplish a narrow and well-defined objective. A SPE may take the form of a corporation, trust, partnership or unincorporated entity. SPEs are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE.

Standby Letters of Credit and Letters of Guarantee: Assurances given by the Bank that it will make payments on behalf of clients to third parties. The Bank has recourse against its clients for any such advanced funds.

Structured Credit Instruments: A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.

Swaps: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.

Tangible Common Equity Ratio: The tangible common equity (TCE) ratio is a ratio of TCE to risk-weighted assets. The level of tangible common equity is generally considered to be one of the most important measures of a bank’s capital strength, and is often used by rating agencies and investors in their assessment of the quality of a bank’s capital position. Tangible common equity is total common equity plus non-controlling interest in subsidiaries, goodwill and unamortized intangible assets (net of taxes).

Taxable Equivalent Basis (TEB): The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.

Tier 1 And Total Capital Ratios: These are ratios of capital to risk-weighted assets, as stipulated by OSFI, based on guidelines developed under the auspices of the Bank for International Settlements (BIS). Tier 1 capital, the more permanent, consists primarily of common equity, non-controlling interest in subsidiaries, capital instruments plus non-cumulative preferred shares, less goodwill and ineligible unamortized intangible assets. Tier 2 capital consists mainly of subordinated debentures and the eligible general allowance. Together, Tier 1 and Tier 2 capital less certain deductions comprise total regulatory capital.

Value At Risk (VaR): An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.

Yield Curve: A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

194      2013  Scotiabank Annual Report

Basel III Glossary

Credit Risk Parameters

Exposure at Default (EAD): Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

Probability of Default (PD): Measures the likelihood that a borrower will default within a one-year time horizon, expressed as a percentage.

Loss Given Default (LGD): Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Exposure Types

Non-retail

Corporate: Defined as a debt obligation of a corporation, partnership, or proprietorship.

Bank: Defined as a debt obligation of a bank or bank equivalent (including certain public sector entities (PSEs) treated as bank equivalent exposures).

Sovereign: Defined as a debt obligation of a sovereign, central bank, certain multi development banks and certain PSEs treated as sovereign.

Securitization: On-balance sheet investments in asset-backed securities, mortgage backed securities, collateralized loan obligations and collateralized debt obligations, off-balance sheet liquidity lines to Bank’s own sponsored and third-party conduits and credit enhancements.

Retail

Residential Mortgage: Loans to individuals against residential property (four units or less).

Secured Lines Of Credit: Revolving personal lines of credit secured by residential real estate.

Qualifying Revolving Retail Exposures (QRRE): Credit cards and unsecured line of credit for individuals.

Other Retail: All other personal loans.

Exposure Sub-types

Drawn: Outstanding amounts for loans, leases, acceptances, deposits with banks and available-for-sale debt securities.

Undrawn: Unutilized portion of an authorized committed credit lines.

Other Exposures

Repo-Style Transactions: Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.

OTC Derivatives: Over-the-counter derivatives contracts.

Other Off-balance Sheet: Direct credit substitutes, such as standby letters of credits and guarantees, trade letters of credits, and performance letters of credits and guarantees.

Exchange-Traded Derivative Contracts: Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.

Qualifying Central Counterparty (QCCP): A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.

Asset Value Correlation Multiplier (AVC): Basel III has increased the risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to US $100 billion and all exposures to unregulated FIs.

Specific Wrong-Way Risk (WWR): Specific Wrong-Way Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.

Scotiabank Annual Report  2013      195

Additional information

CORPORATE HEADQUARTERS	FOR FURTHER INFORMATION

Scotiabank	Customer Service Centre
Scotia Plaza 44 King Street West, Toronto, Ontario Canada M5H 1H1 Tel: (416) 866-6161 E-mail: email@scotiabank.com	1-800-4-SCOTIA

Finance Department
Scotiabank
44 King Street West, Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Financial Analysts, Portfolio Managers and other Institutional Investors
Tel: (416) 775-0798
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Online
For product, corporate, financial and shareholder information: scotiabank.com

Public, Corporate and Government Affairs
Scotiabank
44 King Street West, Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-6161
Fax: (416) 866-4988
E-mail: corporate.communications@scotiabank.com

Shareholder Services
Transfer Agent and Registrar Main Agent
Computershare Trust Company of Canada
100 University Avenue, 8th Floor, Toronto, Ontario Canada M5J 2Y1
Tel: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

Co-transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street, Canton, MA 02021, U.S.A.
Tel: 1-800-962-4284

196      2013  Scotiabank Annual Report

Corporate Social Responsibility

Scotiabank helps to build bright futures worldwide through ethical banking practices, environmental awareness and a commitment to communities.

Scotiabank is committed to corporate social responsibility, and to integrating sound environmental, social and governance practices into our day-to-day business activities. We measure our success not only in terms of financial criteria, but also building customer satisfaction and employee engagement, strong governance practices and supporting the communities we serve.

Environmental awareness

Scotiabank has a global Environmental Policy which sets out an integrated approach to environmental issues, whether assessing the environmental risk of the Bank’s lending portfolio, reducing paper and energy consumption or creating environmental products and services.

In Canada, Scotiabank is engaging with customers and other stakeholders through EcoLiving, the Bank’s signature environmental program, which helps people make greener choices for their homes while reducing their energy bill.

As part of the program, the Scotiabank EcoLiving Awards honour and reward innovators in home energy efficiency whose solutions demonstrate capacity to generate public interest and excitement. Winners for the 2013 EcoLiving Awards are highlighted on the EcoLiving website at ecoliving.scotiabank.com.

Sponsoring financial literacy

Scotiabank recognizes its responsibility to provide financial literacy education and knows that responsible financial decisions can make for a bright future. Understanding the need for financial literacy among children and youth, Scotiabank has been working with Junior Achievement to bring financial literacy to classrooms in markets where we operate.

During the 2012-2013 school year, the Bank worked with Junior Achievement across Canada, as well as the Caribbean and Latin America.

Scotiabank partnered with Junior Achievement to launch the Economics for Success program in 12 Caribbean and Latin American countries. Economics for Success gives students a basic

In support of financial literacy education, some 60 volunteers offered financial literacy classes to secondary school students in cities across Peru over a six-week period. Part of Scotiabank’s Bright Future global philanthropic program, the workshops help students explore their skills, interests, values, as well as the workplace, and learn about personal finance so they can achieve their personal and professional goals.

understanding of the principles of finance through practical advice on budgeting, planning and money management.

Building a culture of inclusion

Inclusion is at the heart of Scotiabank’s culture. One way we advance inclusiveness is through our employee resource groups. These groups bring together employees who share a common interest or background. Existing groups include Aboriginal, Hispanic, Caribbean, LGBT (lesbian/gay/bisexual/ transgender), Young Professionals, Accessibility, and Intercultural Alliance.

Two new employee resource groups were launched this year. Scotiabank Alliance for Mental Health promotes mental health awareness and understanding, and offers support to employees who are touched by mental health issues. Scotiabank South Asian Alliance was formed to promote opportunities for networking and professional development.

Creating a culture of inclusion, where diverse perspectives are welcomed, is an important part of Scotiabank’s success.

Three areas of CSR impact 1 GOVERNANCE 2 ECONOMIC 3 SOCIAL Governance describes how the Bank’s values are articulated in day-to-day business including policies such as managing risk for shareholders, employees, customers and other stakeholders. The Bank makes an economic impact by helping customers become financially better off through relevant products and services but also includes unique tools and solutions such as financial literacy activities and micro finance opportunities. Scotiabank makes a social impact through its hiring practices, commitment to human rights, as well as philanthropic giving and social investments in communities.

Canada’s most international bank

Scotiabankers helping customers around the world‡

9464516	® Registered trademark of The Bank of Nova Scotia.

Canada’s most international bank Scotiabankers helping customers around the world‡ Customers: more than 21 million Branches and offices 3,330 (excluding affiliates) Employees: more than 83,000 (excluding affiliates) Areas in red indicate a full range of Scotiabank or affiliate bank corporate, commercial, trade finance and retail services. Areas with a red dot indicate, Scotiabank or affiliate bank representative offices that offer select services within the country or specific city and surrounding area, including global corporate and investment banking or capital markets businesses; or investment management or retail operations with less than 10 branches. North America Canada, Mexico, United States Central & South America Belize, Brazil, Chile, Colombia, Costa Rica, El Salvador, Guatemala, Guyana, Nicaragua, Panama, Peru, Uruguay, Venezuela Caribbean Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Bonaire, British Virgin Islands, Cayman Islands, Cuba, Curaçao, Dominica, Dominican Republic, Grenada, Haiti, Jamaica, Puerto Rico, St. Eustatius, St. Kitts and Nevis, St. Lucia, St. Maarten, St. Vincent and the Grenadines, Trinidad and Tobago, Turks and Caicos, U.S. Virgin Islands Europe & Middle East Egypt, France, Ireland, Luxembourg, Netherlands, Russia, Turkey, United Arab Emirates, United Kingdom Asia/Pacific Australia, China, Hong Kong SAR – People’s Republic of China, India, Korea (Republic of), Malaysia, Singapore, Taiwan, Thailand, Vietnam ‡ Includes affiliates The Banker Bank of the Year 2013 BRITISH VIRGIN ISLANDS The Banker Bank of the Year 2013 CANADA The Banker Bank of the Year 2013 GUYANA The Banker Bank of the Year 2013 JAMAICA The Banker Bank of the Year 2013 TRINIDAD & TOBAGO 9464516 Scotiabank ® Registered trademark of The Bank of Nova Scotia.